
03057523


RECD S.E.C.
MAY 2 2003
1086

FORM SE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS


RECD S.E.C.
MAY 1 2003
1086

CenterPoint Energy, Inc. Utility Holding, LLC	CenterPoint Energy, Inc.: 0001130310 Utility Holding, LLC: Not applicable
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Annual Report on Form U-5S For 12-31-02	30-360
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if applicable

Name of Person Filing the Document
(If Other than the Registrant)


RECD S.E.C.
5 - 2003
1086

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, May 1, 2003.

CenterPoint Energy, Inc.
(Registrant)

By: [signature]
Rufus S. Scott
Vice President, Deputy General Counsel and
Assistant Corporate Secretary
(Name and Title)

DC01:357756.1

List of Exhibits Provided Under Cover of Form SE Herein

Exhibit A-3	CenterPoint's Annual Report to Shareholders for the year ended December 31, 2002
Exhibit E-1	2002 Operating Reports for the State of Oklahoma Submitted by CenterPoint Energy Arkla
Exhibit E-2	Gas Utilities 2002 Distribution Annual Report to the Railroad Commission of Texas for CenterPoint Energy Arkla
Exhibit E-3	2002 Annual Report to the Louisiana Public Service Commission for CenterPoint Energy Arkla
Exhibit E-4	Gas Utilities 2002 Transmission Annual Report to the Railroad Commission of Texas for Industrial Gas Supply Company
Exhibit E-5	Gas Utilities 2002 Transmission Annual Report to the Railroad Commission of Texas for Unit Gas Transmission Company
Exhibit E-6	2002 Annual Report to the Arkansas Public Service Commission by CenterPoint Energy Arkla

Exhibit A-3

CenterPoint Energy™

Always There.


CenterPoint
Energy

2002 Annual Report

CenterPoint Energy, Inc. (NYSE: CNP) is a Houston, Texas-based domestic energy delivery company with operations that include electricity transmission and distribution, natural gas distribution and sales, interstate pipelines and gathering operations, and more than 14,000 megawatts of power generation. The company delivers energy to nearly five million customers in Arkansas, Louisiana, Minnesota, Mississippi, Oklahoma, and Texas, and has natural gas-related operations in eight other states, Alabama, Illinois, Iowa, Kansas, Kentucky, Missouri, New Mexico, and Wisconsin. CenterPoint Energy, which has assets totaling more than $19 billion, became the new holding company for the regulated operations of the former Reliant Energy, Incorporated, and assumed its new name, CenterPoint Energy, in September 2002 when the separation of Reliant Resources was completed. With more than 11,000 employees, CenterPoint Energy and its predecessor companies have been in business for more than 130 years. For more information, visit our Web site at www.CenterPointEnergy.com.

Table of Contents

On the front cover:
Standing: Daniel Baur, Line Mechanic, Bellaire Service Center

Inset photos, from top left: Dan Martinez, Harlan Elijah, Richard Coney, Juan Gamez with Brenda Judkins, Broc Williams, Tracey Ackley with Amy Kretzschmar
Bottom row from left: Larry Wunderlich, Thomas Winn, Stephanie Low, Rick Tuttle, Gary Ortiz

FINANCIAL HIGHLIGHTS

	Year Ended December 31,		
	2000	2001	2002
	(In millions, except per share amounts)		
Revenues	$ 10,374	$ 10,656	$ 7,922
Operating Income	$ 1,388	$ 1,244	$ 1,329
Earnings Before Interest and Taxes	$ 1,020	$ 1,282	$ 1,332
Income From Continuing Operations (1)	$ 222	$ 447	$ 386
Common Stock Per Share:			
Earnings Attributable to Common Shareholders:			
Income From Continuing Operations, Basic (1)	$ 0.78	$ 1.54	$ 1.30
Income From Continuing Operations, Diluted (1)	$ 0.77	$ 1.53	$ 1.29
Book Value	$ 19.10	$ 22.77	$ 4.74
Market Price - Year End	$ 43.31	$ 26.52	$ 8.01
Common Dividend Paid	$ 1.50	$ 1.50	$ 1.07
Capitalization:			
Long-term Debt (Includes Current Maturities)	$ 5,759	$ 5,557	$ 10,005
Trust Preferred Securities	$ 705	$ 706	$ 706
Preferred Stock	$ 10	$ —	$ —
Common Stock Equity	$ 5,472	$ 6,738	$ 1,422
Total Capitalization (Includes Current Maturities)	$ 11,946	$ 13,001	$ 12,133
Total Assets (2)	$ 21,127	$ 18,967	$ 19,634
Capital Expenditures (2)	$ 922	$ 1,227	$ 854
Common Stock Outstanding (3) (in thousands)	286,464	295,874	300,102
Number of Common Shareholders	75,089	71,212	67,308
Number of Employees (2)			12,019

(1) Before extraordinary item, cumulative effect of accounting change and preferred dividends.
(2) Excluding discontinued operations.
(3) Excludes treasury stock of 4,811,193 shares at December 31, 2000. Also excludes ESOP shares of 8,638,889, 7,069,889 and 4,915,577 at December 31, 2000, 2001 and 2002, respectively.

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders:

Welcome to CenterPoint Energy. We've been in existence as a separate organization for only a few months now, so this is our first annual report. Although we're a brand new company, we nonetheless have a proud 130-year history of delivering quality service to our electricity and natural gas customers. You've known and respected our companies for years – companies such as Houston Lighting & Power, Entex, Arkla, Minnegasco and Mississippi River Transmission Company.

CenterPoint Energy was created during the restructuring of Reliant Energy, Incorporated into two separate companies, Reliant Resources and CenterPoint Energy, which was finally completed on September 30, 2002. Reliant Resources is now an independent energy services company, while CenterPoint Energy operates in the more traditional regulated electric and natural gas businesses.

Since this is the first opportunity we have to communicate with you by way of an annual report, we'll outline for you the scope of the company and our operating philosophy, goals and strategies as well as describe our financial performance for 2002.

A Unique Energy Delivery Focus CenterPoint Energy is first and foremost an energy delivery company and it is our intention to remain focused on this segment of the energy business. We own three large natural gas distribution companies, an electricity transmission and distribution utility that delivers power in the Houston, Texas area, two interstate gas pipelines and a gas gathering business. We also sell natural gas to commercial and industrial customers on an unregulated basis.

Our operations are spread throughout the central United States and we're one of the largest combination gas and electric companies in the nation. Our customer, geographic and business diversity help to insulate us from some of the regional economic and weather risks associated with utilities serving limited geographic areas.

Altogether, we deliver energy through nearly 5 million meters to residences, businesses and industrial firms in Arkansas, Louisiana, Minnesota, Mississippi, Oklahoma and Texas. Our commercial sales and pipeline/gathering operations serve customers in those states as well as Alabama, Illinois, Iowa, Kansas, Kentucky, Missouri, New Mexico and Wisconsin. We also own 81 percent of an electric generating company, Texas Genco Holdings, Inc., which sells electric power at wholesale prices in Texas; however, we anticipate selling this entity in 2004.

When we sell our electric generating business in 2004, we will be close to a pure energy delivery company. Consequently, our business is less risky than most other gas and electric utilities.



Milton Carroll, left, Chairman of the Board, and David McClanahan, President and Chief Executive Officer

Customer-Centric CenterPoint Energy is a company of people with a local business culture. We are our customers' neighbors. Our children go to school with theirs. We're in their yards and homes reading meters and restoring electric and natural gas service when storms hit or other problems arise. This is who we are and what we do; it's our heritage and we're good at it. Our objective every day, all day, is to keep the electricity and natural gas flowing. Our employees are extraordinarily committed to providing dependable service to our customers and they have earned local and national accolades for their efforts. The brand promise that we've adopted for CenterPoint Energy reflects that commitment: "Always There" ... you can count on us, all the time, no matter what.

Tumultuous Times Starting a new energy company is never easy, but doing so in 2002 was especially difficult. It was a period when energy companies were in what the *Wall Street Journal* described as "... the worst shape since the Great Depression." Allegations of questionable business practices, lawsuits and disputes, confusion about accounting practices and softening wholesale electricity markets all contributed to a general retreat by investors from stocks in the energy segment as they tried to determine how to differentiate between stocks with higher or lower risk. The stocks of companies in this sector became especially volatile.

This volatility and confusion affected virtually all energy stocks, ours included, but they help validate the primary reason Reliant Energy split into two companies: so investors would have a choice between a stock in the more volatile wholesale energy sector and a primarily regulated utility stock such as CenterPoint Energy.

CenterPoint Energy's businesses are operating well, have a solid and growing customer base in good service territories and turned in a strong earnings performance in 2002. For 2002, we reported income from continuing operations of $386 million, or $1.29 per diluted share. More detail can be found in our Financial Information section beginning on page 25.

However, the company begins life with a significant amount of debt. Nonetheless, we have a clear path to reduce this debt. Our plan is to recover the investment on our generating assets together with related regulatory assets. We'll do this by selling our interest in Texas Genco and recovering any book value in excess of the market value through stranded investment securitization. Following this sale and true-up of stranded investment, our debt will be reduced to a level more typical of a regulated utility.

Vision and Strategy Our vision for CenterPoint Energy is to be recognized as America's leading energy delivery company...and more. There are many good companies in the utility industry, but we believe we have the management, personnel and expertise to achieve this vision. Our strategy is reflected in three simple phrases: One Company, Get it Right and Grow.

By "One Company" we mean that we intend to take advantage of scale opportunities and other synergies available to a company of our size as opposed to operating each business unit autonomously. We are currently implementing common processes and standardized management and operating systems across all our organizations. The advantages of operating as a unified organization include improved operating efficiency and effectiveness, reduced operating costs and the ability to move key personnel from unit to unit without disruption. We are already well into the process of creating a unified organization.

"Get it Right" means that we intend to run a highly efficient and effective organization focused on customer service. We benchmark ourselves against companies inside and outside the industry. Our goal is a top quartile ranking in terms of efficiency and operating performance. We're dedicated to making improvements that enable us to maintain high levels of reliable customer service. Our focus in the "Get it Right" phase will be to capture value for shareholders and customers through aggressive process improvement efforts and reduction of unnecessary costs.

Our employees play a key role in generating ideas for improving our business. We've assembled multi-disciplinary task groups to focus on this, and our employee incentive programs are designed to reward improvements and ensure we rank highly when compared to our peers on operational and financial measures.

Finally, the "Grow" stage of our strategy refers to the post-2004 period when our debt burden will be significantly reduced. At that time CenterPoint Energy will be well positioned to create value with other growth opportunities. We believe there will be significant consolidation, particularly in the natural gas utility segment, within the next decade. This consolidation will provide well-prepared companies the opportunity to exceed regional growth and enhance shareholder value. We intend to be prepared to take advantage of this consolidation to enhance the value of your investment while maintaining our focus on our core business, energy delivery.

The remainder of this annual report provides greater detail on our operations, challenges we face and accomplishments. We want to thank you for your confidence as expressed by your investment in CenterPoint Energy. And we pledge that this company will be operated and guided by our core values: integrity, accountability, initiative and respect for our customers, investors, employees and communities.

Sincerely,



Milton Carroll
Chairman of the Board



David M. McClanahan
President and Chief Executive Officer

OUR BUSINESS AT-A-GLANCE



Electric Transmission and Distribution CenterPoint Energy's electric operations unit delivers power to 1.8 million metered customers in a 5,000-square-mile area that includes Houston, Texas, the nation's fourth largest city. With the advent of electric competition in Texas in 2002, we became solely an energy delivery company and cannot sell electricity to consumers. In order to deliver electricity to 102 communities around Houston, we maintain more than 3,600 miles of transmission lines and 39,710 miles of distribution lines.



Natural Gas Distribution CenterPoint Energy's natural gas group is composed of three distribution companies and a commercial and industrial gas services business that as a unit operates in Gulf Coast and Midwestern states. The gas distribution units, with customers in Arkansas, Louisiana, Minnesota, Mississippi, Oklahoma and Texas, make up the third-largest natural gas distribution system in the nation. Commercial and Industrial Gas Services, which serves most of its customers on a competitive basis, is a complementary business to our core delivery business and offers enhanced growth opportunities.



Pipelines and Field Services CenterPoint Energy-Pipelines and Field Services has three distinct operations: interstate pipelines, pipeline services and gas gathering. Our two interstate pipelines, CenterPoint Energy Gas Transmission Company and CenterPoint Energy-Mississippi River Transmission Corporation, together make up one of the largest interstate pipeline systems in the Mid-continent United States. Pipeline Services provides integrated asset management and operation. Our Field Services, or gas gathering, operation has approximately 300 gathering systems primarily in the Mid-continent region, and handled nearly 300 billion cubic feet of gas in 2002.



Texas Genco CenterPoint Energy's electric power generation subsidiary, with more than 14,000 megawatts of generation capacity, is one of the largest wholesale electric power generating companies in the United States. It sells electric generation capacity, energy and ancillary services in one of the nation's largest power markets, the Electric Reliability Council of Texas Inc. (ERCOT). The company owns 60 generating units at 11 electric power-generating facilities and owns a 30.8 percent interest in a nuclear generating plant.

ELECTRIC TRANSMISSION AND DISTRIBUTION



Deregulation of the Texas retail electricity market began in January 2002. Despite dealing with the complexities of the new market, we were able to maintain the same level of service reliability and safety while reducing the cost of our operation.

CenterPoint Energy and its predecessor companies have served the Houston, Texas, metropolitan area for more than 120 years, delivering electricity to 102 communities in a highly industrialized 5,000-square-mile service area.

Our historic method of serving customers ended in January 2002 with the implementation of retail electric choice in Texas. Operations that were once contained in an integrated utility have been separated into three parts – Delivery, Retail and Power Generation. CenterPoint Energy Houston Electric is the company that delivers power from the electric generators to the homes and businesses in our service area. Our operations consist of the construction, maintenance and repair of the transmission, substation, distribution and street light systems. We are also responsible for reading electric meters.

Under deregulation we no longer sell electricity or send bills to residential, industrial and commercial customers. Retail operations of invoicing, remittance processing and credit are now handled by competitive retail companies. No matter which retail provider an electric customer chooses, we are responsible for seeing that power is delivered to that customer. So, although we send our bills only to retail providers in our service area, in some ways we still consider all electric customers to be "our" customers.

Houston, the nation's fourth largest city, continues to grow and stimulate our expansion. We acquired almost 50,000 new delivery customers in 2002, increasing the total number of metered customers to almost 1.8 million.

We delivered nearly 70 billion kilowatt hours of electricity in 2002. The delivery unit has more than 26,000 miles of overhead and over 13,000 miles of underground distribution lines; and 3,600 miles of overhead and 16 miles of underground transmission lines. It has 3,286 employees.

Continued strong customer growth, expansion, maintenance and numerous relocations and additions to our infrastructure require significant capital expenditures. We must make these investments to maintain our excellence in operations, but we're continually looking for ways to make them in the most cost effective manner. We challenge our employees to develop and share ideas between units that will make our company more efficient.

During 2002, our improved work processes allowed us to continue the same level of service reliability while reducing the capital investment in our operations. Despite increased growth, we



Electric Delivery Customers
in millions
1.61
1.66
1.71
1.74
1.79
1998
1999
2000
2001
2002

Gas and electric meter reader Nora Manson knows the importance of achieving high meter-reading accuracy rates.



"Sometimes it isn't easy, but it's very satisfying when you know that you came through when the going was tough."

Clarence Watkins, line mechanic

"CenterPoint Energy's game plan is focused on providing our customers with efficient and reliable electric service. I do my best to live up to that."

Jacob Le, service consultant

reduced our capital expenditures from $526 million in 2001 to $261 million in 2002. This reduction was in part due to a slowing of new merchant power plant construction in our service area, which would have required us to build new transmission lines to connect them to the grid. However, a substantial portion of the reduction was due to employees finding better ways of getting things done.

Our primary goal over the next few years is to continue managing our budget in a cost-effective way while maintaining excellent reliability and customer service. To achieve this goal, we have instituted programs that involve teams of employees actively seeking improvements in the way we run our business. Working toward and achieving these goals will allow us to be among the most efficient electric distribution companies in the country, which is in line with our company strategy of One Company, Get it Right and Grow.

Our Inventory Control Initiative continues to lower inventory and save money. After our initial inventory reductions of $22.3 million in 2001, we saved $17.5 million more in 2002 by reducing inventory in all major operations. Over this two-year period, we saved $39.8 million. We achieved these savings through tightly controlled equipment audits and overall improvements in our work processes, such as improved communications between purchasing, logistics and operations personnel. We were able to automate our processes through better use of the SAP computer system.

We are also training Customer Service Advisors (CSAs), Line Mechanics, Dispatchers and Service Consultants on new Outage Communication procedures. A result of Best Practices team efforts, this training is designed to increase customer satisfaction by equipping our employees with the tools necessary to provide customers faster and more accurate information about power outages. When an outage occurs, line mechanics use our Mobile Data system to inform dispatchers and CSAs when they are en route to an outage, when they arrive, the estimated repair time and the cause of the outage. If the estimated repair time is extended, the line mechanics report a new estimate that can be relayed to affected customers.

Our Inventory Control Initiative continues to lower inventory and save money. After our initial inventory reductions of $22.3 million in 2001, we saved $17.5 million more in 2002 by reducing inventory in all major operations.



CenterPoint Energy service consultant Peggy Glivens, right, visits a construction site to discuss electric service with contractor superintendent Michael Brents, left, and Dabney Engineering's Kenneth Gau.

NATURAL GAS DISTRIBUTION



Kenneth Gaines helped the natural gas distribution operation accelerate productivity.

CenterPoint Energy's natural gas operations distributes natural gas to 2.9 million customers in six states and sells natural gas to more than 5,200 commercial and industrial gas customers in these states as well as other Gulf Coast and Midwestern states.

Our gas distribution units – CenterPoint Energy Arkla, CenterPoint Energy Entex and CenterPoint Energy Minnegasco – sold 428 billion cubic feet of gas in 2002, an increase of approximately 5 percent from the 409 Bcf sold in 2001.

Cooler weather, an increase in the number of customers, reduced bad debt expenses and implementation of rate increases all contributed to improved earnings.

Gas operations has a total of 97,000 miles of main and service lines that deliver natural gas to 985 communities in Arkansas, Louisiana, Minnesota, Mississippi, Oklahoma and Texas.

One of the opportunities to further reduce costs in our gas operations is through more sharing of systems. In keeping with the company's overall strategy of One Company, Get it Right, Grow, our gas distribution units have launched a new initiative to develop and implement common processes and systems. Our goal is to make common those elements of our gas business that are transparent to our customers, while maintaining our high levels of customer satisfaction.

We are also benchmarking each of our gas distribution units against other gas distribution companies as well as against each other. Through both these efforts, our goal is to achieve top quartile performance in costs and operations.

Another major goal for our gas distribution units is to earn solid regulated returns across all regulatory jurisdictions. We will aggressively pursue rate increases where required.

Commercial and Industrial Gas Services, our natural gas marketing and sales unit, serves customers on a competitive basis in Arkansas, Illinois, Iowa, Louisiana, Minnesota, Mississippi, Missouri, Oklahoma, Texas and Wisconsin. It is a complementary business to our gas distribution business, offering enhanced growth opportunities.

Our customers think highly of us. CenterPoint Energy Entex finished third in the South region and fourth in the nation, and CenterPoint Energy Minnegasco tied for first place in the Midwest region in the "2002 Gas Utility Residential Customer Satisfaction Study."

In this first residential customer satisfaction study of the 50 largest local natural gas utilities in the U.S., J.D. Power and Associates ranked each company based on its overall Customer Satisfaction Index.

Our gas distribution units – CenterPoint Energy Arkla, CenterPoint Energy Entex and CenterPoint Energy Minnegasco – sold 428 billion cubic feet of gas in 2002, an increase of approximately 5 percent from the 409 Bcf sold in 2001.

CenterPoint Energy Entex

The rich history of CenterPoint Energy Entex can be traced back to 1866 when Houston Gas Light Company was organized to supply gas for the street lights in the fledgling southeast Texas coastal village known as Houston. The company went through several owners and name changes until 1974 when United Gas, Inc. became Entex, Inc.

Today, CenterPoint Energy Entex delivers natural gas to more than 1.5 million customers in more than 500 communities in Louisiana, Mississippi and Texas. The unit that serves the Houston metropolitan area is managed separately from the unit serving areas outside of Houston.

The Houston metropolitan distribution unit, with 881 employees, has almost 16,000 miles of main lines and 11,000 miles of service lines. In 2002, the division sold 96.3 billion cubic feet of natural gas, a slight increase from the 95.9 Bcf sold the previous year. The increase was attributed mainly to the slightly cooler 2002 Houston winter.

Employees of the Houston area operations were challenged through a program called Unite to Win to make the business unit more growth-oriented, profitable, efficient, customer-focused and better positioned for the future. Year-end results show numerous improvements in operations, customer growth, emergency response and cost reductions. For example:

- Commercial class customers grew by 2,437, which is more than 250 percent above our historical annual growth rate.
- Residential class customers grew by 25,814.
- Average time to dispatch for emergencies improved by 11 percent and average response time to arrive at an emergency showed a 6 percent improvement.
- The average time it takes to make a site safe after service personnel arrive improved by 19 percent.
- Capital cost per customer improved significantly through major reductions in main and service line costs.
- Operations and maintenance cost per customer also showed significant improvement.

Unite to Win involves all employees in CenterPoint Energy Entex's strategic priorities, objectives and metrics. It illustrates how they can contribute individually to meeting the goals of the corporation to become One Company, to Get It Right and to Grow. The hallmark of Unite to Win is the involvement and commitment of employees, who are charged with examining their work processes and recommending improvements. The strategy also involves leadership training and participation, as well as detailed communications throughout the organization.

The largest communities served by CenterPoint Energy Entex outside the Houston area are Lake Charles and New Iberia, La., Gulfport/Biloxi, Miss., and Tyler, Laredo and Beaumont, Texas. With about 14,000 miles of main lines and 7,600 miles of service lines outside the Houston area, CenterPoint Energy Entex delivered approximately 69.7 billion cubic feet of natural gas to residential, commercial and industrial customers in 2002 compared to 58.8 billion cubic feet

Today, CenterPoint Energy Entex delivers natural gas to more than 1.5 million customers in more than 500 communities in Louisiana, Mississippi and Texas.

Prover Operator Robert Siverand makes sure gas meters are in good operating condition.



in 2001. This increase was due primarily to the transfer of approximately 25,000 customers in the East Texas area from CenterPoint Energy Arkla to CenterPoint Energy Entex in a continuing effort to increase gas distribution operational efficiencies.

The unit, with 931 employees, is experiencing customer growth in all of its operating divisions. Most of this growth is concentrated along the I-35 corridor in Texas between San Antonio and Austin.

The operations of CenterPoint Energy Entex outside the Houston area and CenterPoint Energy Arkla are jointly managed, which allows the two units to streamline management and consolidate some functions to increase efficiencies.

Both units are highly safety conscious. To enhance the integrity and safety of our system, CenterPoint Energy Entex replaced cast iron pipe on the Mississippi Gulf Coast with polyethylene non-corrosive pipe. It also completed the replacement of 19 miles of cast iron pipe in Beaumont, Texas.

Customers Rank Us Highly Our customers think highly of us, voting CenterPoint Energy Entex among the four best companies in the "2002 Gas Utility Residential Customer Satisfaction Study" by J.D. Power and Associates, a global research firm.

With a Customer Satisfaction Index score (CSI) of 107, CenterPoint Energy Entex tied for the third highest score in the South and the fourth highest score in the nation.

In this first-ever residential customer satisfaction study of the 50 largest local natural gas utilities in the U.S., each company was ranked based on its overall CSI. The CSI was based on five factors: company image, price and value, billing and payment, field service and customer service.

"It gives me a lot of satisfaction to know I affect people's lives by helping provide reliable gas service."

David Criswell, Gas Distribution Leader

CenterPoint Energy Arkla

CenterPoint Energy Arkla has been in business since 1934 when Arkansas Louisiana Gas Company was formed from a merger of several small natural gas companies. In 1981, Arkansas Louisiana Gas Company shareholders voted to change the company's name to Arkla, Inc.

CenterPoint Energy Arkla, the largest natural gas distribution company in Arkansas, serves approximately 699,000 customers in 245 communities in Arkansas, Louisiana, Oklahoma and Texas. The largest communities served are the metropolitan areas of Little Rock, Hot Springs and Jonesboro, Ark., Shreveport, La., Texarkana, Texas and Arkansas and Lawton, Okla. The fastest growing area was Conway, Ark., with a 3 percent rate of growth.

With approximately 20,000 miles of main lines and 7,500 miles of service lines, CenterPoint Energy Arkla delivered about 107 billion cubic feet of natural gas to residential, commercial and industrial customers in 2002, a 5.3 percent decrease from the 113.4 Bcf sold in 2001. This decrease in throughput was due in large part to the transfer of approximately 25,000 customers from CenterPoint Energy Arkla to CenterPoint Energy Entex in East Texas. This transfer was made to take advantage of operational efficiencies.

The unit has a total of 1,262 employees: 732 in Arkansas, 345 in Louisiana and 185 in Oklahoma.

During 2002, CenterPoint Energy Arkla concluded its rate case in Arkansas, receiving approval from the Arkansas Public Service Commission to raise overall revenues by $31.8 million. Rates also were redesigned to reflect more fixed costs in the customers' minimum bill, which reduces weather-related rate fluctuations and improves cash flow. In Oklahoma, the Oklahoma Corporation Commission approved $7.3 million in rate increases.

To improve reliability and safety, CenterPoint Energy Arkla is continuing its full-scale project to upgrade the aging pipe in Arkansas by replacing approximately 1,700 miles of cast iron and bare steel pipe with new coated steel and polyethylene non-corrosive plastic pipe.

During 2003, CenterPoint Energy Arkla will continue to focus on operating efficiently and safely while improving customer service.



Meter reader Mashiro Ino makes sure the meters he reads in Searcy, Ark., accurately reflect customers' gas usage.

Service technician Chris Lovely helps keep our customers safe, warm and comfortable during Minnesota's cold winter season.



CenterPoint Energy Minnegasco

CenterPoint Energy Minnegasco has been in business for more than 130 years and is the largest natural gas distribution company in Minnesota. It serves more than 728,000 residential, commercial and industrial customers in more than 240 communities throughout the state. The largest concentration of customers is in Minneapolis and its suburbs. The company has nearly 1,500 employees.

We operate in two business categories: energy delivery and home services. Energy delivery is the regulated natural gas distribution business and home services is the unregulated Home Service Plus® business.

The distribution business operates approximately 12,000 miles of distribution main, 200 miles of transmission main and more than 700,000 service lines. We have storage capacity of roughly 12 million gallons of propane and 12 million gallons of liquid natural gas in 10 facilities, and 7 Bcf of natural gas in an underground storage field with a working capacity of 2.1 Bcf and another 15 Bcf of leased storage to meet customer requirements.

Home Service Plus offers products and services in three major categories: furnace and appliance repair and maintenance; heating and cooling and hearth products sales; and monitored home security. CenterPoint Energy Minnegasco is the largest provider of heating, cooling and appliance repair services in Minnesota. We were the first company in Minnesota to offer a comprehensive appliance repair service plan. We now provide this service to about 235,000 customers through the Home Service Plus Repair Plan. Home Service Plus monitored security is among the top two companies in the Minneapolis-St. Paul area for sales of home security systems.

In 2002, our gas distribution business added more than 17,000 new customers, 400 miles of new and replacement main and 18,000 new and replacement service lines. Throughput rose from 140.9 Bcf in 2001 to 155 Bcf in 2002.

In 2002, the regulated gas distribution unit:

- Focused customer acquisition efforts on high growth areas, ethanol production facilities and significant gas-fired electric generation opportunities.
- Renewed 14 franchise agreements with local governments.
- Signed an agreement with a local developer to provide natural gas service to a new subdivision in Blaine, a suburb of Minneapolis. In terms of acreage and density, it is the largest new construction residential and commercial agreement in company history, with plans for more than 4,000 homes and commercial sites.


CenterPoint
Energy

Bill Kallberg, field services supervisor, and his repair crew help ensure the safe and reliable delivery of natural gas to 728,000 customers.

- Signed two new long-term contracts to serve ethanol plants: The Chippewa Valley Ethanol Company in Benson, which doubled annual ethanol production to 40 million gallons; and DENCO in Morris, a plant producing 20 million gallons of ethanol per year.
- The Black Dog electric generating plant in Burnsville came on line in June. We signed a contract with Xcel Energy (formerly Northern States Power) to supply gas delivery services to the plant. The 320 MW combined cycle turbine generator is our largest customer in terms of throughput and margin, and is the first large power plant in Minnesota to convert from coal to natural gas.

The unregulated Home Service Plus® business:

- Home Service Plus Repair and Maintenance is the largest furnace and appliance repair provider in Minnesota, covering more than 1 million appliances for over 235,000 customers.
- The home security monitoring service continued growth, adding 2,000 new customers in 2002 and providing service to more than 12,000 customers.
- Home Service Plus Sales is the largest provider of HVAC products in the Minneapolis-St. Paul area.

To build and maintain our reputation of caring about our customers, we began implementing a "universal representative" plan in the customer contact centers that reduces call transfers by 50 percent and provides customers with one-call solutions.

For our gas distribution business we also continued the No Surprise Bill℠ program, adding 12,000 new customers, maintaining a 91 percent retention rate and reaching the pilot program maximum of 30,000 customers. Under this voluntary program, residential and small business customers begin a fixed monthly payment in December that does not change during the upcoming year, regardless of gas prices or weather conditions. The pilot program, started in 2001, provides certainty and predictability for customers who want to eliminate fluctuating bills.

Our customer-focused activities helped improve customer relationships and increased customer loyalty. Our overall customer satisfaction score for 2002 was 86.5, representing an "excellent" rating and is a 1.4 percentage point improvement over 2001.

This high customer satisfaction rate was confirmed by the tie for first place we achieved in another survey, the J.D. Power and Associates' customer satisfaction survey for the Midwest region. CenterPoint Energy Minnegasco scored highest in the categories of "billing and payment" and "price and value." More than 9,000 residential customers from 50 of the largest utilities in the country were surveyed.

In 2002, CenterPoint Energy Minnegasco's gas distribution business added more than 17,000 new customers, 400 miles of main and 18,000 new and replacement service lines.

Commercial and Industrial Gas Services

CenterPoint Energy Commercial and Industrial Gas Services serves more than 5,200 customers in the Gulf Coast and Midwestern regions of the United States.

We create value by supplying competitively priced natural gas and related services to end use customers. Sales volume for 2002 increased to 471 billion cubic feet from 445 Bcf in 2001.

The group engages in sales to commercial and industrial customers on an unregulated basis and low-risk wholesale activities that are focused primarily on physical transactions. Its strengths include:

- Knowledgeable employees with years of experience and proven success.
- A thorough understanding of pipeline networks.
- Proximity to hub and market centers.
- Excellent reputation for customer service.

The company also has great opportunities to:

- Expand transportation and marketing capabilities.
- Provide ancillary physical services.
- Combine purchase and sales activities with asset optimization.

Our mission is to serve, at a manageable risk, the physical gas markets in our core geographical areas and to be the preferred natural gas provider of value-added commodity, capacity and ancillary services to suppliers, marketers and larger end users in our service area.

To accomplish this, the business unit must maintain its strong reliability record, and take a controlled approach to all physical and financial positions, as well as maintain a profitable growth rate.



"I work with a great group of people. Everyone has a strong commitment to success."

Michele Bennett, C&I Gas Services

PIPELINES AND FIELD SERVICES



Dana Porter, left, service area specialist in the Shreveport office, and Lynn Creech, field administration specialist, look over blueprints amid a sea of pipe.

CenterPoint Energy operates two interstate natural gas pipelines as well as a gas gathering operation and pipeline services. The two interstate pipelines, CenterPoint Energy-Gas Transmission Company and CenterPoint Energy-Mississippi River Transmission Corporation, have 8,200 miles of pipe and moved approximately 856 billion cubic feet of gas in 2002. The gas gathering unit, CenterPoint Energy Field Services, Inc., operates 4,300 miles of gathering pipeline and handled more than 287 billion cubic feet of gas in 2002. Through our pipeline services subsidiary, we provide pipeline project management and facility operation services to affiliates and third parties.

CenterPoint Energy pipelines and field services operations stretch from Texas to Illinois and Kansas to Mississippi.


Chicago
St. Louis
Tulsa
Oklahoma City
Little Rock
Shreveport
Houston

Pipelines

The two interstate pipeline companies, (together referred to as Pipelines) form one of the largest natural gas pipeline systems in the Mid-continent United States, serving Arkansas, Illinois, Kansas, Louisiana, Mississippi, Missouri, Oklahoma and Texas. Pipelines is one of the primary transporters of natural gas to Mid-continent customers and serves as a hub for the Midwestern United States. It has 75 compressor stations with more than 310,000 installed horsepower representing 3.7 Bcf/day of transportation capacity.

This pipeline system has access to multiple supply areas in the Mid-continent region, including the Anadarko, Arkoma and ArkLaTex natural gas basins. It transports natural gas to local distribution companies, electric generating plants and industrial customers. These on-system customers represent more than 65 percent of the total capacity of the pipeline system, with the remaining capacity used to meet short-term seasonal and off-system markets.

We also indirectly serve customers in other parts of the United States through multiple interconnections with 22 intrastate and interstate pipelines and through operations at the Perryville Hub transfer center in Louisiana. Deliveries of natural gas to markets not directly connected to our pipelines are made through these connections.

Pipelines owns and operates six storage fields with a total storage capacity of 137 Bcf and a delivery capability of 1.2 Bcf per day into our system. We also own an interest in the Bistineau storage field, which provides an additional storage capacity of 2 Bcf.



Dick Walker takes a laptop computer to the field to enter and check data.

Field Services' assets include approximately 4,300 miles of natural gas gathering pipelines, 200 active natural gas dehydrators and 175 gas compressors with about 120,000 horsepower.

In addition to its core gathering business, Field Services provides gathering-related services through its ServiceStar product. This product provides measuring, monitoring, and control of remote wellhead and compressor equipment. ServiceStar is installed at approximately 3,500 locations. The communications network spans the entire Mid-continent production area and provides real-time information for critical points as well as remote control capability using a combination of radio, cellular, and satellite links with our ServiceStar control center.

Field Services (gas gathering operations)

CenterPoint Energy Field Services, Inc. has strategically located assets throughout the major natural gas producing basins of the Mid-continent region and has access to numerous intrastate and interstate pipelines that provide access to multiple markets. The company is located in areas that continue to experience significant production activity.

Field Services operates more than 300 low-pressure natural gas gathering systems in Arkansas, Oklahoma, Louisiana and Texas and gathers natural gas for major and independent exploration and production companies operating in the Arkoma, Anadarko and ArkLaTex natural gas basins. Currently, Field Services gathers about 850 million cubic feet of gas per day, from about 4,000 wells in the Mid-continent region of the United States.

Creating value To enhance its overall business and create value, Pipelines and Field Services focuses on building strong customer relationships, creating new market opportunities, developing operational efficiencies and maximizing use of physical assets.

Our strategy involves three complementary efforts:

- Securing the core business on a long-term basis
- Extending the business to new markets
- Accelerating productivity

Securing the core business Pipelines and Field Services has historically enjoyed a strong market share for key segments in its service territory. This position has been strengthened over the past few years by maintaining consistent rates and delivering reliable and flexible service.

One key to securing our core business is contracting for capacity over longer terms. About 50 percent of our pipeline capacity is contracted for terms that expire in 2005 and beyond, and about half of these longer-term contracts are with CenterPoint Energy Arkla. Another 10 percent is associated with industrial customers and other local distribution companies connected directly to our system.

Field Services provides a comprehensive range of both operating and administrative services. Through these service offerings, it has more than doubled operating margins from 1996 to 2002.

Extending into new markets Securing new market opportunities is a key component of our stategy. Clearly, power generation is a growth opportunity for natural gas, and Pipelines is well positioned to take advantage of this market opportunity. Pipelines, which traditionally has served a sizeable installed power generation base, increased its annual loads to power generators from 27 Bcf in 1997 to 38 Bcf in 2002. During 2002, the unit executed contracts for capacity of more than .3 Bcf per day to serve new power generation plants. These new contracts represent a growth of about 50 percent in contracted capacity for this key market segment.

From 1997 through 2002, Field Services has averaged connecting 250 wells per year (excluding acquisitions), or approximately one well every workday. In 2002, we entered into a long-term agreement with a major compressor company to provide our ServiceStar remote asset monitoring, facility automation and network access services for its fleet of 7,400 compressors. This agreement provides a platform to expand to new market areas and solidifies ServiceStar's position as the leading full-service provider of automation and communication services.

Accelerating productivity Increasing productivity without impacting reliability and safety focuses on three initiatives:

- Cost containment
- Re-deploying company expertise
- Expenditure productivity



" Thanks to my coworkers, I have gained a thorough knowledge of the gas storage business."

Yolanda Hernandez, Gas Storage Analyst

CENTERPOINT ENERGY
TEXAS GENCO





Eugene Williams, left, and Maureen Courtney perform numerous tests at the W.A. Parish Electric Generating Station to help safeguard our environment.

Texas Genco

Our electricity generation subsidiary, Texas Genco Holdings, Inc., in 2002 completed its first year of selling power to wholesale customers and retail electric providers in an unregulated market.

We distributed a portion of the common stock in Texas Genco in January 2003 – one year after electric competition began in Texas – primarily to determine the company's market value. The market value of Texas Genco must be determined by 2004 as part of the 1999 state restructuring law's stranded investment formula for CenterPoint Energy.

We took the first step in the process in 2002 when the CenterPoint Energy board of directors approved the distribution of approximately 19 percent of Texas Genco common stock to CenterPoint Energy shareholders. In the distribution, shareholders received one share of Texas Genco common stock for every 20 shares of CenterPoint Energy common stock they owned. The stock, which trades on the New York Stock Exchange under the symbol TGN, is part of the equation to determine CenterPoint Energy's stranded investment.

Reliant Resources, Inc. has an option to purchase CenterPoint Energy's remaining shares of Texas Genco in 2004.

Texas Genco has more than 14,000 megawatts of generating capacity. During 2002, it sold approximately 51 million megawatt hours to serve capacity entitlements in a competitive market, as compared to serving the regulated load of an integrated utility in 2001.

As part of the new competitive market, Texas Genco is required by the Texas electric restructuring law to sell at auction firm entitlements to 15 percent of its installed generating capacity on a forward basis for varying terms of up to two years.

Texas Genco is obligated to conduct these state-mandated auctions until January 1, 2007, unless the Public Utility Commission of Texas determines beforehand that at least 40 percent of the electricity that was consumed in the CenterPoint Energy service area in 2000 is being sold by retail electric providers other than Reliant Resources, our former affiliate.

We are contractually obligated to auction the remaining 85 percent, less reserves, through separate Texas Genco auctions.

Texas Genco will publish a 2002 annual report. For more detailed information about this majority owned subsidiary, you may obtain the annual report when published by calling Investor Services at 713-207-3060 or toll free at 1-800-231-6406.


ALDINE FIRE-RESCUE

Ronald Pegues, who works in gas operations for CenterPoint Energy, gives back to the community by working as a volunteer firefighter at the Aldine Fire Department and by teaching young people about fire safety.

In the Community: Volunteerism

Long acknowledged for their work ethic, CenterPoint Energy employees are also committed to the communities in which they live. We logged more than 65,000 hours of volunteer service during 2002, participating in everything from the Asian Lunar New Year Festival to the Junior Achievement Bowl-A-Thon to Thanksgiving Home Meal Delivery. This volunteer time, according to the Points of Light Foundation's hourly rate of $16.05, adds up to more than a million dollars in community benefits.

As a corporate sponsor of many events, organizations and charities, we contribute to various educational and economic foundations, civic organizations, chambers of commerce and other groups within the regions we serve.

The Houston area's volunteer organization, Project People, had two stand-out efforts, raising $76,330 for the March of Dimes Walk America and $60,705 for the Juvenile Diabetes Reasearch Foundation's Walk to Cure Diabetes.

During the year, gas operations employees stepped up the development of the STARS Volunteer Program, which focuses on group activities that support the quality of life in the communities we serve. The projects include education, health and overall community development programs. STARS volunteers assist local non-profit groups in addressing specific causes, and as we build relationships with communities, we bridge the gap between community needs and our employees' desire to participate.

In recognition of our volunteer efforts, the Southern Gas Association awarded our STARS program the SGA's annual Community Service Award. The award recognizes the most effective outreach program that improves the community. The award competition was open to all SGA members in distribution, transmission, gas supply marketing and to associate members.

The judging criteria focused on community service directed at domestic or international problem solving; nominations that honor a specific action, decision, program or initiative (philanthropic monetary donations were not eligible); and demonstration of definite, substantive results during the eligible calendar year.

Financial Information

The accompanying financial information regarding CenterPoint Energy and its subsidiaries should be read in conjunction with the company's consolidated financial statements as well as a management's discussion and analysis of financial condition and results of operations, which are presented in the company's Annual Report on Form 10-K.

Investors may also request, without charge, the company's Annual Report on Form 10-K for the year ended December 31, 2002, by writing or calling CenterPoint Energy Investor Services at 1-888-468-3020. Additional investor information can be found page 34 of this report and at our Web site, www.CenterPointEnergy.com.

Contents

Selected Financial Data

The following table presents selected financial data with respect to our consolidated financial condition and consolidated results of operations and should be read in conjunction with our consolidated financial statements and the related notes in Item 8 of the company's Annual Report on Form 10-K.

The selected financial data presented below reflect certain reclassifications necessary to present Reliant Resources as discontinued operations as a result of the distribution of all of the shares of Reliant Resources common stock owned by CenterPoint Energy to its common shareholders on a pro rata basis (the Reliant Resources Distribution) and the retroactive effects of the adoption of Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), as it relates to the Company's Latin America operations. The selected financial data also gives effect to the restructuring of Reliant Energy, Incorporated pursuant to its business separation plan. For additional information regarding the Reliant Resources Distribution and our investments in Latin America, please read Note 2 to our consolidated financial statements.

	Year Ended December 31,				
	1998 [1]	1999 [2]	2000 [3]	2001 [4]	2002 [5]
	(in millions, except per share amounts)				
Revenues	$ 7,591	$ 7,601	$ 10,374	$ 10,656	$ 7,922
Income (loss) from continuing operations before extraordinary items and cumulative effect of accounting change	(164)	1,642	222	446	386
Income from discontinued operations, net of tax	23	23	225	475	82
Loss on disposal of discontinued operations	—	—	—	—	(4,371)
Extraordinary items, net of tax	—	(183)	—	—	(17)
Cumulative effect of accounting change, net of tax	—	—	—	59	—
Net income (loss) attributable to common shareholders	$ (141)	$ 1,482	$ 447	$ 980	$ (3,920)
Basic earnings (loss) per common share:					
Income (loss) from continuing operations before extraordinary items and cumulative effect of accounting change	$ (0.58)	$ 5.76	$ 0.78	$ 1.54	$ 1.30
Income from discontinued operations, net of tax	0.08	0.08	0.79	1.64	0.27
Loss on disposal of discontinued operations	—	—	—	—	(14.67)
Extraordinary items, net of tax	—	(0.64)	—	—	(0.06)
Cumulative effect of accounting change, net of tax	—	—	—	0.20	—
Basic earnings (loss) per common share	$ (0.50)	$ 5.20	$ 1.57	$ 3.38	$ (13.16)
Diluted earnings (loss) per common share:					
Income (loss) from continuing operations before extraordinary items and cumulative effect of accounting change	$ (0.58)	$ 5.74	$ 0.77	$ 1.53	$ 1.29
Income from discontinued operations, net of tax	0.08	0.08	0.79	1.62	0.27
Loss on disposal of discontinued operations	—	—	—	—	(14.58)
Extraordinary items, net of tax	—	(0.64)	—	—	(0.06)
Cumulative effect of accounting change, net of tax	—	—	—	0.20	—
Diluted earnings (loss) per common share	$ (0.50)	$ 5.18	$ 1.56	$ 3.35	$ (13.08)
Cash dividends paid per common share	$ 1.50	$ 1.50	$ 1.50	$ 1.50	$ 1.07
Dividend payout ratio from continuing operations	—	26%	192%	97%	82%
Return from continuing operations on average common equity	(3.6)%	30.4%	4.1%	8.3%	9.1%
Ratio of earnings from continuing operations to fixed charges	—	5.41	1.75	2.05	1.76

	Year Ended December 31,				
	1998 [1]	1999 [2]	2000 [3]	2001 [4]	2002 [5]
	(in millions, except per share amounts)				
At year-end:					
Book value per common share	$ 15.16	$ 18.70	$ 19.10	$ 22.77	$ 4.74
Market price per common share	$ 32.06	$ 22.88	$ 43.31	$ 26.52	$ 8.01
Market price as a percent of book value	211%	122%	227%	116%	169%
Total assets, excluding assets of discontinued operations	$18,301	$22,772	$21,127	$18,967	$19,634
Total assets	$19,959	$28,658	$35,225	$31,266	$19,634
Short-term borrowings	$ 1,813	$ 3,015	$ 4,886	$ 3,529	$ 347
Long-term debt obligations, including current maturities	$ 7,198	$ 8,883	$ 5,759	$ 5,557	$10,005
Trust preferred securities	$ 342	$ 705	$ 705	$ 706	$ 706
Cumulative preferred stock	$ 10	$ 10	$ 10	$ —	$ —
Capitalization:					
Common stock equity	36%	36%	46%	52%	12%
Trust preferred securities	3%	5%	6%	5%	6%
Long-term debt, including current maturities	61%	59%	48%	43%	82%
Capital expenditures, excluding discontinued operations	$ 714	$ 879	$ 922	$ 1,227	$ 854

(1) 1998 net income includes a non-cash, unrealized loss on our indexed debt securities of $764 million (after-tax), or $2.69 loss per basic and diluted share. For additional information on the indexed debt securities, please read Note 7 to our consolidated financial statements. Fixed charges exceeded earnings by $225 million in 1998.

(2) 1999 net income includes an aggregate non-cash, unrealized gain on our indexed debt securities and our Time Warner, Inc. (now AOL Time Warner Inc.) investment, of $1.2 billion (after-tax), or $4.09 earnings per basic share and $4.08 earnings per diluted share. For additional information on the indexed debt securities and AOL Time Warner investment, please read Note 7 to our consolidated financial statements. The extraordinary item in 1999 is a loss related to an accounting impairment of certain generation related regulatory assets of our Electric Generation business segment. For additional information regarding the impairment, please read Note 4 to our consolidated financial statements.

(3) 2000 net income includes an aggregate non-cash loss on our indexed debt securities and our AOL Time Warner investment of $67 million (after-tax), or $0.24 loss per basic share and $0.23 loss per diluted share. 2000 net income also includes a $226 million (after-tax) charge (net of a tax benefit of $122 million), or $0.78 loss per basic share and $0.77 loss per diluted share, to reflect the loss on disposal of our Latin America investments. For additional information on the indexed debt securities and AOL Time Warner investment, please read Note 7 to our consolidated financial statements. For additional information regarding our investments in Latin America, please read Note 2 to our consolidated financial statements.

(4) 2001 net income includes the following: (i) the cumulative effect of an accounting change resulting from the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ($59 million after-tax gain, or $0.20 earnings per basic and diluted share) and (ii) an impairment of our Latin America operations ($51 million after-tax, or $0.17 loss per basic and diluted share). For additional information related to the cumulative effect of accounting change, please read Note 5 to our consolidated financial statements. For additional information regarding our investments in Latin America, please read Note 2 to our consolidated financial statements.

(5) The extraordinary item in 2002 is a loss related to the early extinguishment of debt ($17 million after-tax, or $0.06 loss per basic and diluted share). For additional information related to the extraordinary item, please read Note 9 to our consolidated financial statements.

Condensed Statements of Consolidated Operations

	Year Ended December 31,		
	2000	2001	2002
	(in thousands, except per share amounts)		
Revenues	$ 10,374,202	$ 10,656,357	$ 7,922,498
Expenses:			
Fuel and cost of gas sold and purchased power	6,026,861	6,365,477	3,990,114
Depreciation and amortization	726,467	671,349	615,770
Other operating expenses	2,233,286	2,375,655	1,987,178
Total	8,986,614	9,412,481	6,593,062
Operating Income	1,387,588	1,243,876	1,329,436
Other Income (Expense):			
Interest expense and distribution on trust preferred securities	(564,332)	(607,132)	(738,245)
Other, net	(367,018)	38,433	3,118
Total	(931,350)	(568,699)	(735,127)
Income From Continuing Operations Before Income Taxes, Extraordinary Item, Cumulative Effect of Accounting Change and Preferred Dividends	456,238	675,177	594,309
Income Tax Expense	234,196	228,252	208,026
Income From Continuing Operations Before Extraordinary Item, Cumulative Effect of Accounting Change and Preferred Dividends	222,042	446,925	386,283
Income from Discontinued Operations, net of tax	225,458	475,078	82,157
Loss on Disposal of Discontinued Operations	—	—	(4,371,464)
Extraordinary Item, net of tax	—	—	(17,210)
Cumulative Effect of Accounting Change, net of tax	—	58,556	—
Income (Loss) Before Preferred Dividends	447,500	980,559	(3,920,234)
Preferred Dividends	389	858	—
Net Income (Loss) Attributable to Common Shareholders	$ 447,111	$ 979,701	$ (3,920,234)
Basic Earnings Per Share:			
Income from Continuing Operations Before Extraordinary Item and Cumulative Effect of Accounting Change	$ 0.78	$ 1.54	$ 1.30
Income from Discontinued Operations, net of tax	0.79	1.64	0.27
Loss on Disposal of Discontinued Operations	—	—	(14.67)
Extraordinary Item, net of tax	—	—	(0.06)
Cumulative Effect of Accounting Change, net of tax	—	0.20	—
Net Income (Loss) Attributable to Common Shareholders	$ 1.57	$ 3.38	$ (13.16)
Diluted Earnings Per Share:			
Income from Continuing Operations Before Extraordinary Item and Cumulative Effect of Accounting Change	$ 0.77	$ 1.53	$ 1.29
Income from Discontinued Operations, net of tax	0.79	1.62	0.27
Loss on Disposal of Discontinued Operations	—	—	(14.58)
Extraordinary Item, net of tax	—	—	(0.06)
Cumulative Effect of Accounting Change, net of tax	—	0.20	—
Net Income (Loss) Attributable to Common Shareholders	$ 1.56	$ 3.35	$ (13.08)

Condensed Statements of Consolidated Comprehensive Income

	Year Ended December 31,		
	2000	2001	2002
		(in thousands)	
Net income (loss) attributable to common shareholders	$ 447,111	$ 979,701	$ (3,920,234)
Other comprehensive income (loss), net of tax:			
Additional minimum pension liability adjustment	(18,419)	12,764	(414,254)
Other comprehensive income (loss) from continuing operations	75,887	(36,536)	(30,450)
Other comprehensive income (loss) from discontinued operations	13,144	(157,045)	161,716
Other comprehensive income (loss)	70,612	(180,817)	(282,988)
Comprehensive income (loss)	$ 517,723	$ 798,884	$ (4,203,222)

Condensed Consolidated Balance Sheets

	December 31,	
	2001	2002
	(in thousands)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 35,500	$ 311,710
Other current assets	2,099,833	1,651,418
Current assets of discontinued operations	4,657,187	—
Total current assets	6,792,520	1,963,128
Property, Plant and Equipment, net	11,199,505	11,409,369
Other Assets:		
Goodwill, net	1,740,510	1,740,510
Regulatory assets	3,283,492	4,000,646
Other non-current assets	608,060	520,626
Non-current assets of discontinued operations	7,642,276	—
Total other assets	13,274,338	6,261,782
Total Assets	$ 31,266,363	$ 19,634,279
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Short-term borrowings	$ 3,528,614	$ 347,000
Current portion of long-term debt	636,987	810,325
Other current liabilities	2,551,839	1,932,663
Current liabilities of discontinued operations	3,737,636	—
Total current liabilities	10,455,076	3,089,988
Other Liabilities:		
Accumulated deferred income taxes, net	2,353,375	2,449,206
Regulatory liabilities	1,210,888	959,421
Other non-current liabilities	1,267,122	1,813,254
Non-current liabilities of discontinued operations	3,616,498	—
Total other liabilities	8,447,883	5,221,881
Long-term Debt	4,919,737	9,194,320
Commitments and Contingencies		
Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Junior Subordinated Debentures of the Company	705,744	706,140
Shareholders' Equity	6,737,923	1,421,950
Total Liabilities and Shareholders' Equity	$ 31,266,363	$ 19,634,279

Condensed Statements of Consolidated Cash Flows

	Year Ended December 31,		
	2000	2001	2002
	(in thousands)		
Cash Flows from Operating Activities:			
Net income (loss) attributable to common shareholders	$ 447,111	$ 979,701	$ (3,920,234)
Less: Income from discontinued operations, net of tax	(225,458)	(475,078)	(82,157)
Add: Loss on disposal of discontinued operations	—	—	4,371,464
Income from continuing operations and cumulative effect of accounting change, less extraordinary item	221,653	504,623	369,073
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	771,112	700,759	628,499
Deferred income taxes and investment tax credit	(21,636)	(151,049)	299,686
Cumulative effect of accounting change, net	—	(58,556)	—
Undistributed losses of unconsolidated subsidiaries	41,482	—	—
Loss on impairment/disposal of Latin America investments	282,298	75,342	—
Extraordinary item	—	—	17,210
Changes in other assets and liabilities	(415,482)	616,358	(1,059,158)
Other, net	107,062	75,010	47,643
Net cash provided by operating activities	986,489	1,762,487	302,953
Net Cash Used in Investing Activities	(230,190)	(1,150,616)	(754,962)
Net Cash Provided by (Used in) Financing Activities	1,353,751	(1,043,720)	722,763
Net Cash Provided by (Used in) Discontinued Operations	(2,067,533)	365,278	5,456
Net Increase (Decrease) in Cash and Cash Equivalents	42,517	(66,571)	276,210
Cash and Cash Equivalents at Beginning of Year	59,554	102,071	35,500
Cash and Cash Equivalents at End of Year	$ 102,071	$ 35,500	$ 311,710

Condensed Statements of Consolidated Shareholders' Equity

	2000		2001		2002	
	Shares	Amount	Shares	Amount	Shares	Amount
	(thousands of dollars and shares)					
Preference Stock, none outstanding	—	$ —	—	$ —	—	$ —
Cumulative Preferred Stock, $0.01 par value; authorized 20,000,000 shares						
Balance, beginning of year	97	9,740	97	9,740	—	—
Redemption of preferred stock	—	—	(97)	(9,740)	—	—
Balance, end of year	97	9,740	—	—	—	—
Common Stock, $0.01 par value; authorized 1,000,000,000 Shares						
Balance, beginning of year	297,612	2,976	299,914	2,999	302,944	3,029
Issuances related to benefit and investment plans	2,302	23	3,030	30	2,073	21
Balance, end of year	299,914	2,999	302,944	3,029	305,017	3,050
Additional Paid-in-Capital						
Balance, beginning of year	—	3,179,775	—	3,254,191	—	3,894,272
Issuances related to benefit and investment plans	—	74,424	—	130,630	—	11,866
Gain (loss) on issuance of subsidiaries' stock	—	—	—	509,499	—	(12,835)
Distribution of Reliant Resources	—	—	—	—	—	(847,200)
Other	—	(8)	—	(48)	—	(60)
Balance, end of year	—	3,254,191	—	3,894,272	—	3,046,043
Treasury Stock						
Balance, beginning of year	(3,625)	(93,296)	(4,811)	(120,856)	—	—
Shares acquired	(1,184)	(27,306)	—	—	—	—
Contribution to pension plan	—	—	4,512	113,336	—	—
Other	(2)	(254)	299	7,520	—	—
Balance, end of year	(4,811)	(120,856)	—	—	—	—
Unearned ESOP stock						
Balance, beginning of year	(10,679)	(199,226)	(8,639)	(161,158)	(7,070)	(131,888)
Issuances related to benefit plan	2,040	38,068	1,569	29,270	2,154	53,839
Balance, end of year	(8,639)	(161,158)	(7,070)	(131,888)	(4,916)	(78,049)
Retained Earnings (Deficit)						
Balance, beginning of year		2,500,181		2,520,350		3,176,533
Net income (loss)		447,111		979,701		(3,920,234)
Common stock dividends — $1.50 per share in 2000, $1.125 per share in 2001 and $1.07 per share in 2002		(426,942)		(323,518)		(318,382)
Balance, end of year		2,520,350		3,176,533		(1,062,083)
Accumulated Other Comprehensive Income (Loss)						
Balance, beginning of year		(93,818)		(23,206)		(204,023)
Other comprehensive income (loss), net of tax:						
Additional minimum pension liability adjustment		(18,419)		12,764		(414,254)
Other comprehensive income (loss) from continuing operations		75,887		(36,536)		(30,450)
Other comprehensive income (loss) from discontinued operations		13,144		(157,045)		161,716
Other comprehensive income (loss)		70,612		(180,817)		(282,988)
Balance, end of year		(23,206)		(204,023)		(487,011)
Total Shareholders' Equity		$ 5,482,060		$ 6,737,923		$ 1,421,950

Independent Auditors' Report

To the Board of Directors and Shareholders of CenterPoint Energy, Inc.

We have audited the consolidated balance sheets of CenterPoint Energy, Inc. (the "Company") and subsidiaries as of December 31, 2001 and 2002, and the related statements of consolidated operations, shareholders' equity, comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2002. Such consolidated financial statements and our report thereon dated February 28, 2003, expressing an unqualified opinion and including explanatory paragraphs relating to the distribution of Reliant Resources, Inc. and the change in method of accounting for goodwill and certain intangible assets (which are not included herein), are included in the Company's Annual Report on Form 10-K. The accompanying condensed consolidated financial statements set forth in the table of contents on page 25 are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2001 and 2002, and the related condensed statements of consolidated operations, consolidated comprehensive income, consolidated cash flows and consolidated shareholders' equity for each of the years in the three year period ended December 31, 2002 is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

Deloitte & Touche LLP

Deloitte & Touche LLP
Houston, Texas
February 28, 2003

CenterPoint Energy Investor Information

Annual Meeting

The annual meeting of shareholders will be held at 9 a.m., Central time, on May 7, 2003, in the first floor auditorium at 1111 Louisiana Street, Houston, Texas. All shareholders are invited to attend. A formal notice of the meeting will be mailed to shareholders in April with a proxy statement. The proxy statement describes business items to be considered at the annual meeting, and includes a proxy card that you may use to vote on nominees for director and other matters.

Investor Services

If you have questions about your CenterPoint Energy investor account, or if you would like to order any publications listed on this page, please contact:

In Houston: (713) 207-3060
Toll Free: (800) 231-6406
Fax: (713) 207-3169

A list of publications and investor services may be found on the company's web site at:
www.CenterPointEnergy.com/investing

Investor Services representatives are available from 8 a.m. to 4:30 p.m. Central time, Monday through Friday, to help you with questions about CenterPoint Energy common stock, first mortgage bonds and enrollment in the CenterPoint Energy Investor's Choice Plan. You also can enroll in Investor's Choice online at: www.netstockdirect.com

The Investor's Choice Plan provides easy, inexpensive options, including direct purchase and sale of CenterPoint Energy common stock; dividend reinvestment; statement-based accounting and monthly or quarterly automatic investing by electronic transfer. You can become a registered CenterPoint Energy shareholder by making an initial investment of at least $250 through Investor's Choice.

CenterPoint Energy Investor Services serves as transfer agent, registrar and dividend and interest disbursing agent for CenterPoint Energy common stock and first mortgage bonds.

Information Requests

Call (888) 468-3020 toll-free for additional copies of:

- 2002 Annual Report
- 2003 Proxy statement
- Form 10-K

Dividend Payments

Common stock dividends are generally paid quarterly in March, June, September and December. Dividends are subject to declaration by the Board of Directors, which establishes the amount of each quarterly common stock dividend and fixes record and payment dates.

Institutional Investors

Security analysts and other investment professionals should contact Marianne Paulsen, Director of Investor Relations at (713) 207-6500.

Stock Listing

CenterPoint Energy, Inc. common stock is traded under the symbol CNP on the New York and Chicago stock exchanges.

Auditors

Deloitte & Touche LLP, Houston, Texas

Corporate Offices, Street Address

CenterPoint Energy, Inc.
1111 Louisiana Street
Houston, Texas 77002

Mailing Address

P.O. Box 4567
Houston, Texas 77210-4567

Telephone: (713) 207-1111

Web Address: www.CenterPointEnergy.com

CenterPoint Energy Board of Directors

Milton Carroll, 52, is Chairman of the Board. He is also Chairman and founder of Instrument Products, Inc., an oilfield equipment manufacturing company. He has been a board member of CenterPoint Energy and its predecessor companies since 1992.

John T. Cater, 67, is a private investor and former Chairman of Compass Bank - Houston. He has been a board member of CenterPoint Energy and its predecessor companies since 1983.

O. Holcombe Crosswell, 62, is President of Griggs Corporation, a real estate and investment company. He has been a board member of CenterPoint Energy and its predecessor companies since 1997.

Robert J. Cruikshank*, 72, is a private investor and retired senior partner with Deloitte & Touche LLP. He has been a board member of CenterPoint Energy and its predecessor companies since 1993.

T. Milton Honea*, 70, is the retired Chairman of the Board, President and Chief Executive Officer of the former NorAm Energy Corporation. Honea has been a board member of CenterPoint Energy and its predecessor companies since 1997.

Thomas F. Madison, 67, is President and Chief Executive Officer of MLM Partners, a small business consulting and investments company. He has been a CenterPoint Energy board member since January 2003.

David M. McClanahan, 53, is President and Chief Executive Officer of CenterPoint Energy in Houston. He has been a member of the Board of Directors since 2002.

Michael E. Shannon, 66, is President of MEShannon & Associates, Inc. a corporate financial advisory services and investments company. He has been a CenterPoint Energy board member since January 2003.

*Mr. Cruikshank and Mr .Honea are expected to retire from the Board of Directors at the 2003 annual meeting of shareholders.

Executive Committee

David M. McClanahan, 53
President and
Chief Executive Officer

Scott E. Rozzell, 53
Executive Vice President,
General Counsel and
Corporate Secretary

Stephen C. Schaeffer, 55
Executive Vice President
and Group President Gas
Distribution and Sales

Gary L. Whitlock, 53
Executive Vice President
and Chief Financial
Officer

Leadership

Johnny L. Blau, 53
Senior Vice President
Process Improvement

James S. Brian, 55
Senior Vice President
and Chief Accounting
Officer

Preston H. Johnson, Jr., 47
Senior Vice President
Human Resources and
Shared Services

Ianne H. McCrea, 50
Senior Vice President
Information Technology
and CIO

Jeff W. Bonham, 40
Vice President
Texas State Relations

Rick L. Campbell, 54
Vice President
Special Projects

Walter L. Fitzgerald, 46
Vice President
and Controller

Patricia F. Graham, 50
Vice President
Information Technology

Marc Kilbride, 50
Vice President
and Treasurer

Floyd J. LeBlanc, 43
Vice President
Corporate
Communications

Joseph B. McGoldrick, 49
Corporate Vice President
Strategic Planning

H. Wayne Roesler, 58
Vice President
Regulatory Relations

Steven H. Schuler, 52
Vice President
Corporate and Business
Development

Rufus S. Scott, 59
Vice President, Deputy
General Counsel
and Assistant Corporate
Secretary

Allan E. Schoeneberg, 52
Vice President
Shared Services

Charles A. Smith, 51
Vice President
Tax and Assistant
Corporate Secretary

C. Dean Woods, 51
Vice President
Human Resources
Strategy and Delivery

Business Unit Leadership

David G. Barker, 58
President
CenterPoint Energy
Management Services

Gary M. Cerny, 47
President and Chief
Operating Officer
CenterPoint Energy
Minnegasco

Constantine S. Liollio, 44
President and Chief
Operating Officer
CenterPoint Energy
Arkla/Entex

Georgianna E. Nichols, 54
President and Chief
Operating Officer
CenterPoint Energy
Houston Gas Operations

Thomas R. Standish, 53
President and
Chief Operating Officer
CenterPoint Energy
Houston Electric LLC

Wayne D. Stinnett, 52
Senior Vice President
Commercial & Industrial
Gas Sales

David G. Tees, 58
President and Chief
Executive Officer
Texas Genco



Standing, from left, Dean Liollio, Ianne McCrea, David Barker, David Tees, Tom Standish, Gary Cerny, David McClanahan, Preston Johnson, Jr., Georgianna Nichols, Wayne Stinnett and Johnny Blau. Seated, from left, Steve Schaeffer, Gary Whitlock and Scott Rozzell.

Design: Pegasus Design, Inc., Houston, Texas www.pegasusdesign.com



CenterPoint Energy™

1111 Louisiana Street, Houston, Texas 77002

Always There.

Exhibit E-1


CenterPoint.
Energy

March 31, 2003

Oklahoma Corporation Commission
Ernest Johnson
Director of Public Utilities
2101 N. Lincoln Blvd.
Oklahoma City, OK 73105

Dear Mr. Johnson:

Attached are copies of the 2002 operating reports for the State of Oklahoma, submitted by CenterPoint Energy Arkla, a Division of CenterPoint Energy Resources Corp., pursuant to OAC Section 165:45-9-10.

If you require additional information please contact me at (713) 207-5329.

Sincerely,

Steven C. Malkey
Manager
Regulatory Reporting

Distribution:

Walter L. Fitzgerald
Charlene Thomas
Phil Reeves
Chuck Harder
Bill Phelps

CenterPoint Energy – Arkla

Oklahoma Annual Report
2002

CenterPoint Energy Arkla

Income Statement
State of Oklahoma
Years 2002 and 2001

Line No.	Description	2002	2001
	Revenues:		
1	Residential	$55,810,577	$57,586,973
2	Commercial	28,281,760	36,017,280
3	Industrial		
4	Transportation Revenue	3,103,898	1,722,493
5	Other Operating Revenue	1,222,636	2,821,319
6	Total Revenue	$88,418,871	$98,148,065
	Expenses:		
7	Operating	3,837,927	3,266,237
8	Maintenance	2,851,880	1,867,625
9	Customer Accounting	4,331,070	8,694,217
10	Marketing	163,377	174,955
11	Depreciation	5,975,695	5,615,802
12	General Taxes	1,932,837	1,731,845
13	Administrative & General	11,840,148	10,256,420
14	Cost of Gas	61,050,087	70,002,541
15	Total Expenses	91,983,021	101,609,642
16	Operating Income	(3,564,150)	(3,461,577)
17	Other Expense (Income)	183,792	114,007
18	Interest Expense	3,188,012	3,496,086
19	Income Before Income Taxes	(6,935,954)	(7,071,670)
20	Income Taxes	(2,494,448)	(2,570,476)
21	Net Income	($4,441,506)	($4,501,194)

CenterPoint Energy Arkla
A Division of CenterPoint Energy Resources Corp.
Plant & Reserve Applicable to
State of Oklahoma
At 12/31/02 and 12/31/01

Line No.	Description	2002	2001
1	Plant in Service (Acct. 101)	$120,697,510	$116,336,378
2	Gas Plant in Service, Unclassified (Acct. 106)	-	-
3	Construction Work in Progress (Acct. 107)	1,223,793	1,380,916
4	Gas Plant Acquisition Adjustment (Acct. 114)	-	-
5	**Total Gross Plant**	$121,921,303	$117,717,294
6	Accumulated Depreciation	(60,871,260)	(54,828,684)
7	**Net Plant**	$61,050,043	$62,888,610

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Pontotoc | Property in or near Ada, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	Std. line pipe		558	0.250	140
1"	Std. line pipe - SE	1.678	5132	0.333	1710
1 1/4"	Std line pipe - SE Pl	2.272	24646	0.417	10270
2"	Line pipe SE - PE	3.652	624575	0.667	416404
2 1/2"	Tubing - PE	4.000	340	0.833	283
3"	Std. line pipe & plastic pipe	7.577	48954	1.000	48954
4"	Std. line pipe SE- PE	10.790	264837	1.333	353107
5 3/16"	Std. line pipe - SE	13.000	1936	1.667	3227
6"	Std. Line pipe - Stl	23.640 10.790	31702	2.000	63404
7"	Std. line pipe-Steel	20.000	1240	2.167	2687
8"	Std. line pipe-Steel	28.558	9430	2.667	25150
12"	Std. line pipe-Steel	39.890	5241	4.000	20964
16"	Std. line pipe-Steel	39.400	10893	5.333	58096
	TOTAL		1029484		1004396

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Pittsburg | Property in or near Adamson Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	Std. line pipe	1.678	1500	0.3333	500
2"	Std. line pipe	3.650	6725	0.6667	4484
	TOTAL		8225		4984

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Hughes | Property in or near Allen, Ok.

HUGHES CO.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	Std. line pipe - SE	1.678	1364	0.3333	455
1 1/4"	Std. line pipe - SE	2.272	745	0.4167	310
2"	Std. line pipe SE-PE	3.652	7340	0.6667	4894
	TOTAL		9449		5659

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Pontotoc | Property in or near Allen, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		52	0.3333	17
1 1/4"	ALL TYPES		150	0.4167	63
2"	ALL TYPES		62092	0.6667	41397
3"	ALL TYPES		2981	1.0000	2981
4"	ALL TYPES		9447	1.3333	12596
	TOTAL		74722		57053

|::

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Jackson | Property in or near Altus, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		7324	0.4167	3052
2"	ALL TYPES		307511	0.6667	205018
2 1/2"	ALL TYPES		483	0.8330	402
3"	ALL TYPES		124125	1.0000	124125
4"	ALL TYPES		99419	1.3333	132565
6"	ALL TYPES		49703	2.0000	99406
8"	ALL TYPES		27994	2.6667	74652
	TOTAL		616559		639210

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Major | Property in or near Ames, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		8096	0.3333	2698
1 1/4"	ALL TYPES		283	0.4167	118
2"	ALL TYPES		11200	0.6667	7467
	TOTAL		19579		10283

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Caddo | Property in or near Apache, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		375	0.2500	94
1"	ALL TYPES		902	0.3333	301
1 1/4"	ALL TYPES		1548	0.4167	645
2"	ALL TYPES		41009	0.6667	27341
3"	ALL TYPES		19072	1.0000	19072
4"	ALL TYPES		2677	1.3333	3569
6"	ALL TYPES		330	2.0000	660
	TOTAL		65913		51681

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Custer | Property in or near Arapaho, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		386	0.2500	97
1"	ALL TYPES		14564	0.3333	4854
1 1/4"	ALL TYPES		8592	0.4167	3580
2"	ALL TYPES		22711	0.6667	15141
3"	ALL TYPES		905	1.0000	905
	TOTAL		47158		24577

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Atoka — Property in or near Atoka, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	Line Pipe - PE		688	0.2500	172
1"	Line pipe - SE	1.678	1242	0.3333	414
1/1/4"	Line pipe - SE	2.272	4825	0.4167	2011
2"	Line Pipe & Plastic	3.652	96656	0.6667	64441
3"	Line Pipe-PE Stl. & PL	3.830	3441	1.0000	3441
4"	Std. Line Pipe-PE	11.000	51832	1.3333	69108
5 1/2"	Line Pipe - PE		2521	1.8333	4622
	TOTAL		161205		144207

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Roger Mills — Property in or near Berlin, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		90	0.3333	30
1 1/4"	ALL TYPES		455	0.4167	190
2"	ALL TYPES		2619	0.6667	1746
	TOTAL		3164		1966

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution Year Ending 12-31-02

County Kay Property in or near Blackwell, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		10	0.2500	3
1 1/4"	ALL TYPES		2775	0.4167	1156
2"	ALL TYPES		177082	0.6667	118061
3"	ALL TYPES		71545	1.0000	71545
4"	ALL TYPES		27479	1.3333	36638
5"	ALL TYPES		1616	1.6667	2693
6"	ALL TYPES		4824	2.0000	9648
8"	ALL TYPES		11535	2.6667	30760
14"	ALL TYPES		14	4.6667	65
	TOTAL		296880		270569

Name of Company ARKLA

Applied to Map Filed to Distribution Year Ending 12-31-02

County Jackson Property in or near Blair, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		552	0.4167	230
2"	ALL TYPES		31700	0.6667	21134
3"	ALL TYPES		4947	1.0000	4947
	TOTAL		37199		26311

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Seminole | Property in or near Bowlegs, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES		9910	0.6667	6607
	TOTAL		9910		6607

Name of Compannv ARKLA

Applied of Map Filed to Distribution | Year Ending 12-31-02

County Kay | Property in or near Braman, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		633	0.4167	264
2"	ALL TYPES		15350	0.6667	10234
3"	ALL TYPES		5957	1.0000	5957
	TOTAL		21940		16455

Name of Compannv ARKLA

Applied of Map Filed to Distribution | Year Ending 12-31-02

County: Washita | Property in or near Burns Flat, OK

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES		23755	0.4167	9899
3"	ALL TYPES		18218	0.6667	12146
4"	ALL TYPES		6186	1.0000	6186
6"	ALL TYPES		2680	1.0000	2680
	TOTAL		50839		30911

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Custer | Property in or near Butler, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		267	0.2500	67
1"	ALL TYPES		323	0.3333	108
1 1/4"	ALL TYPES		2555	0.4167	1065
1 1/2"	ALL TYPES		500	0.5000	250
2"	ALL TYPES		18168	0.6667	12113
3"	ALL TYPES		3497	1.0000	3497
	TOTAL		25310		17099

Name of Company ARKLA

Applied to Map Filed to Distribution | Year Ending 12-31-02

County Pontotoc | Property in or near Byng, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		82	0.3333	27
1 1/4"	ALL TYPES		1344	0.4167	560
2"	ALL TYPES		24156	0.6667	16105
3"	ALL TYPES		3427	1.0000	3427
TOTAL	TOTAL		29009		20119

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Comanche — Property in or near Cache (DL-22), Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		6011	0.3333	2003
1 1/4"	ALL TYPES		160	0.4167	67
2"	ALL TYPES		49071	0.6667	32716
3"	ALL TYPES		5765	1.0000	5765
4"	ALL TYPES		22409	1.3333	29878
	TOTAL		79196		70429

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Blaine — Property in or near Canton, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		203	0.3333	68
1 1/4"	ALL TYPES		1468	0.4167	612
2"	ALL TYPES		28875	0.6667	19251
3"	ALL TYPES		3315	1.0000	3315
	TOTAL		33861		23245

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed to Distribution | Year Ending 12-31-02

County Washita | Property in or near Canute, Ok. DL-21

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		8720	0.4167	3634
2"	ALL TYPES		20484	0.6667	13657
3"	ALL TYPES		24572	1.0000	24572
	TOTAL		53776		41862

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Beckham | Property in or near Canute DL-21 in Beckham Cn

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		2782	0.4167	1159
3"	ALL TYPES		4406	1.0000	4406
	TOTAL		7188		5565

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Coal — Property in or near Centrahoma, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		385	0.4167	160
2"	ALL TYPES		11777	0.6667	7852
	TOTAL		12162		8012

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Roger Mills — Property in or near Cheyenne, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		711	0.3333	237
1 1/4"	ALL TYPES		4086	0.4167	1703
1 1/2"	ALL TYPES		170	0.5000	85
2"	ALL TYPES		53177	0.6667	35453
3"	ALL TYPES		4706	1.0000	4706
4"	ALL TYPES		5994	1.3333	7992
	TOTAL		68844		50176

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution Year Ending 12-31-02

County Grady Property in or near Chickasha, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		255	0.2500	64
1"	ALL TYPES		780	0.3333	260
1 1/4"	ALL TYPES		17653	0.4167	7356
1 1/2"	ALL TYPES		580	0.5000	290
2"	ALL TYPES		39077	0.6667	26053
3"	ALL TYPES		94310	1.0000	94310
3 1/2"	ALL TYPES		743	1.1667	867
4"	ALL TYPES		119369	1.3333	159155
4 1/2"	ALL TYPES		461	1.3333	615
6"	ALL TYPES		64036	2.0000	128072
8"	ALL TYPES		8786	2.6667	23430
	TOTAL		346050		440470

Name of Company ARKLA

Applied to Map Filed of Distribution Year Ending 12-31-02

County Coal Property in or near Coalgate, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		316	0.2500	79
1"	ALL TYPES	1.678	200	0.3333	67
1 1/4"	ALL TYPES	2.272	1409	0.4167	587
2"	ALL TYPES	3.652	83579	0.6667	55722
3"	ALL TYPES	7.575	1321	1.0000	1321
4"	ALL TYPES	1.100	16573	1.3333	22097
5"	ALL TYPES		97	1.6667	162
	TOTAL		103495		80034

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution   Year Ending 12-31-02

County Stephens   Property in or near Comanche, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		1954	0.3333	651
1 1/4"	ALL TYPES		3949	0.4167	1646
2"	ALL TYPES		63536	0.6667	42359
3"	ALL TYPES		4914	1.0000	4914
4"	ALL TYPES		8733	1.3333	11644
	TOTAL		83086		61214

Name of Company ARKLA

Applied to Map Filed of Distribution   Year Ending 12-31-02

County Seminole   Property in or near Cromwell, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		910	0.4167	379
2"	ALL TYPES		16803	0.6667	11203
	TOTAL		17713		11582

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

County Okfuskee   Property in or near   Cromwell, Ok. DL-58

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES		22771	0.6667	15181
	TOTAL		22771		15181

Name of Company ARKLA

Applied to Map Filed of Distribution   Year Ending 12-31-02

County Payne   Property in or near   Cushing, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		8	0.3333	3
1 1/4"	ALL TYPES		2216	0.4167	923
2"	ALL TYPES		169474	0.6667	112988
3"	ALL TYPES		45936	1.0000	45936
4& 4 1/2"	2" ALL TYPES		63797	1.3333	85061
5"	ALL TYPES		974	1.6667	1623
6"	ALL TYPES		19448	2.0000	38896
8"	ALL TYPES		3201	2.6667	8536
	TOTAL		305054		293966

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Custer — Property in or near Custer City, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		436	0.2500	109
1"	ALL TYPES		800	0.3333	267
1 1/4"	ALL TYPES		2628	0.4167	1095
2"	ALL TYPES		24190	0.6667	16127
3"	ALL TYPES		4641	1.0000	4641
	TOTAL		32695		22130

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Grant — Property in or near Deer Creek, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES		7432	0.6667	4955
3"	ALL TYPES		4590	1.0000	4590
4"	ALL TYPES		3009	1.3333	4012
	TOTAL		15031		13557

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Beckham — Property in or near Delhi, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES		30364	0.6667	20244
	TOTAL		30364		20244

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Beckham — Property in or near DL-37

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
4"	ALL TYPES		6202	1.3333	8269

County Greer — Property in or near DL-37 — 12-31-02

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		300	0.3333	100
1 1/2"	ALL TYPES		16350	0.4167	6813
4"	ALL TYPES		29990	1.3333	39986
6"	ALL TYPES		61429	2.0000	122858
	TOTAL		108069		169757

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

County Harmon Property in or near DL-37

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		5400	0.3333	1800
1 1/4"	ALL TYPES		400	0.4167	167
1 1/2"	ALL TYPES		9962	0.5000	4981
2"	ALL TYPES		9915	0.6667	6610
4"	ALL TYPES		15712	1.3333	20949
6"	ALL TYPES		89649	2.0000	179298
	TOTAL		131038		561587

Name of Company ARKLA

Applied to Map Filed of Distribution Year Ending 12-31-02

County Garfield Property in or near Drummond, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		1072	0.4167	447
2"	ALL TYPES		18439	0.6667	12293
3"	ALL TYPES		1470	1.0000	1470
	TOTAL		20981		14210

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution

Year Ending 12-31-02

County Jackson

Property in or near Duke, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		40	0.4167	17
2"	ALL TYPES		23278	0.6667	15519
4"	ALL TYPES		341	1.3333	455
8"	ALL TYPES		700	3.6667	2567
	TOTAL		24359		18557

Name of Company ARKLA

Applied to Map Filed of Distribution

Year Ending 12-31-02

County Stephens

Property in or near Duncan, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		140	0.2500	35
1"	ALL TYPES		578	0.3333	193
1 1/4"	ALL TYPES		7857	0.4167	3274
2"	ALL TYPES		625912	0.6667	417296
3"	ALL TYPES		55683	1.0000	55683
4"	ALL TYPES		156178	1.3333	208232
6"	ALL TYPES		30553	2.0000	61106
8"	ALL TYPES		10670	2.6667	28454
	TOTAL		887571		774272

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to to Map File of Distribution — Year Ending 12-31-02

County Pottawatomie — Property in or near Earlsboro, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		1158	0.3333	386
1 1/4"	ALL TYPES		2205	0.4167	919
2"	ALL TYPES		12646	0.6667	8431
3"	ALL TYPES		2326	1.0000	2326
	TOTAL		18335		12062

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Comanche — Property in or near Elgin, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		316	0.2500	79
1 1/4"	ALL TYPES	2.272	652	0.4167	272
2"	ALL TYPES	3.652	38816	0.6667	25879
2 1/2"	ALL TYPES	4.000	276	0.8333	230
4"	ALL TYPES		5747	1.3333	7662
8"	ALL TYPES		6247	2.6667	16659
	TOTAL		52054		50135

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Major | Property in or near Fairview, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES	1.678	613	0.3333	204
1 1/4"	ALL TYPES	2.272	3825	0.4167	1594
2"	ALL TYPES	3.652	81607	0.6667	54407
3"	ALL TYPES	7.575	28374	1.0000	28374
4"	ALL TYPES	10.790	15909	1.3333	21211
6"	ALL TYPES	10.790	1862	2.0000	3724
	TOTAL		132190		109515

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Dewey | Property in or near Fay. Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES	2.272	1147	0.4167	478
2"	ALL TYPES	3.652	6617	0.6667	4412
	TOTAL		7764		4412

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Pontotoc — Property in or near Fittstown, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES	1.678	210	0.3333	70
1 1/4"	ALL TYPES	2.272	342	0.4167	143
2"	ALL TYPES	3.652	11582	0.6667	7722
3"	ALL TYPES	7.575	0	1.0000	0
4"	ALL TYPES		877	1.3333	1169
	TOTAL		13011		9104

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Comanche — Property in or near Fletcher, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES	1.678	230	0.3333	77
2"	ALL TYPES	3.652	30621	0.6667	20415
3"	ALL TYPES	7.575	15927	1.0000	15927
4"	ALL TYPES	10.790	6429	1.3333	8572
	TOTAL		53207		44990

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Pontotoc — Property in or near Francis, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv., Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES	3.653	18027	0.6667	12019
4"	ALL TYPES	10.790	3882	1.3333	5176
	TOTAL		21909		17194

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Garfield — Property in or near Garber, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES	3.652	32284	0.6667	21524
2 1/2"	ALL TYPES	4.000	205	0.8333	171
3"	ALL TYPES	7.575	4445	1.0000	4445
4"	ALL TYPES	10.790	4145	1.3333	5527
5"	ALL TYPES	13.000	1780	1.6667	2967
	TOTAL		42859		34633

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Comanche — Property in or near Geronimo, Ok. DL-24

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES	3.652	31766	0.6667	21178
3"	ALL TYPES	7.575	3724	1.0000	3724
	TOTAL		35490		24902

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Latimer — Property in or near Gowen, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	Std. line pipe	2.272	1095	0.4167	456
2"	Std. line pipe	3.652	6540	0.6667	4360
4"	Std. line pipe	10.790	620	1.3333	827
	TOTAL		8255		5643

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution

Year Ending 12-31-02

County Pittsburg

Property in or near Haileyville, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	Std. line pipe	1.678	600	0.3333	200
1 1/4"	Std. line pipe	2.272	577	0.4167	240
2"	Std. line pipe	3.652	28972	0.6667	19316
3"	Std. line pipe	7.250	7798	1.0000	7798
4"	Std. line pipe	10.790	20914	1.3333	27885
6"	Std. line pipe	10.790	301	2.0000	602
	TOTAL		59162		56041

Name of Company ARKLA

Applied to Map Filed of Distribution

Year Ending 12-31-02

County Roger Mills

Property in or near Hammon, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		150	0.2500	38
1"	ALL TYPES	1.678	495	0.3333	165
1 1/4"	ALL TYPES	2.272	4004	0.4167	1668
2"	ALL TYPES	3.652	21803	0.6667	14536
3"	ALL TYPES	7.575	1790	1.0000	1790
	TOTAL		28242		18197

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

County Custer Property in or near Hammon, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
	ALL TYPES		727	0.3333	242
	TOTAL		727		242

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County: Hartshorne in Pittsburg Co. | Property in or near: Hartshorne, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	Std. line pipe	1.678	2066	0.3333	689
1 1/4"	Std. line pipe		2986	0.4167	1244
2"	Std line pipe	3.652	58500	0.6667	39002
3"	Std. line pipe	7.575	4842	1.0000	4842
4"	Std. line pipe	10.790	60576	1.3333	80766
5"	Std. line pipe	13.000	2455	1.6667	4092
6"	Std. line pipe	10.790	7091	2.0000	14182
	TOTAL		138516		144817

Adamson-Gowen Supply Line in Latimer | Hartshorne, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		4036	0.3333	1345
2"	ALL TYPES		14222	0.6667	9482
4"	ALL TYPES		855	1.3333	1140
6"	ALL TYPES		1368	2.0000	2736
	TOTAL		20481		14703

Adamson-Gowen Supply Line (in Pittsburg Co.) | Hartshorne, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES		19266	0.6667	12845
3"	ALL TYPES		12358	1.0000	12358
4"	ALL TYPES		9072	1.3333	12096
6"	ALL TYPES		2400	2.0000	4800
	TOTAL		43096		42098

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution Year Ending 12-31-02

County Blaine Property in or near Hitchcock, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		325	0.2500	81
1 1/4"	ALL TYPES		390	0.4167	163
2"	ALL TYPES		7536	0.6667	5024
3"	ALL TYPES		1750	1.0000	1750
4"	ALL TYPES		12387	1.3333	16516
	TOTAL		22388		6937

Name of Company ARKLA

Applied to Map Filed of Distribution Year Ending 12-31-02

County Caddo Property in or near Hinton, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	Plastic		320	0.2500	80
1"	ALL TYPES		6251	0.3333	2083
1 1/4"	ALL TYPES		3831	0.4167	1596
2"	ALL TYPES		50699	0.6667	33801
4"	ALL TYPES		17444	1.3333	23258
6"	ALL TYPES		4175	2.0000	8350
	TOTAL		82720		69169

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Osage | Property in or near Hominy. & DL-57

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4'	ALL TYPES		2804	0.4167	1168
2"	ALL TYPES		122984	0.6667	81993
2 1/2"	ALL TYPES		1080	0.8333	900
3"	ALL TYPES		22771	1.0000	22771
3 1/2"	ALL TYPES		1143	1.1557	1321
4"	ALL TYPES		54479	1.3333	72637
4 1/2"	ALL TYPES		290	1.5000	435
6"	ALL TYPES		2053	2.0000	4106
8"	ALL TYPES		50	2.6667	133
	TOTAL		207654		185465

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Garfield | Property in or near Hunter. Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		94	0.3333	31
1 1/4"	ALL TYPES		2000	0.4167	833
2"	ALL TYPES		15573	0.6667	10383
3	ALL TYPES		5544	1.0000	5544
4"	ALL TYPES		686	1.3333	915
	TOTAL		23897		17706

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Blaine | Property in or near Hydro, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES		4611	0.6667	3074
3"	ALL TYPES		5336	1.0000	5336
	TOTAL		9947		8410

County Caddo | Property in or near Hydro, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		261	0.2500	65
1"	ALL TYPES		0	0.3333	0
1 1/4"	ALL TYPES		7261	0.4167	3026
2"	ALL TYPES		12894	0.6667	8596
3"	ALL TYPES		24768	1.0000	24768
4"	ALL TYPES		3886	1.3333	5181
	TOTAL		49070		41637

County Custer | Property in or near Hydro, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3"	ALL TYPES		1560	1.0000	1560
4"	ALL TYPES		303	1.3333	404
	TOTAL		1863		1964

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Marshall | Property in or near Kingston, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		1160	0.4167	483
2"	ALL TYPES		51309	0.6667	34208
3"	ALL TYPES		84840	1.0000	84840
4"	ALL TYPES.		28758	1.3333	38343
	TOTAL		166067		157874

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Pittsburg | Property in or near Kiowa, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		38210	0.3333	12735
1 1/4"	ALL TYPES		1154	0.4167	481
2"	ALL TYPES		15069	0.6667	10047
3"	ALL TYPES		8307	1.0000	8307
	TOTAL		62740		31570

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Pittsburg | Property in or near Krebs, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		2488	0.3333	829
1 1/4"	ALL TYPES		6150	0.4167	2563
1 1/2"	ALL TYPES		282	0.5000	141
2"	ALL TYPES		76153	0.6667	50771
3"	ALL TYPES		320	1.0000	320
4"	ALL TYPES.		20303	1.3333	27070
6"	ALL TYPES		5699	2.0000	11398
	TOTAL		111395		93092

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Grant | Property in or near Lamont, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		190	0.4167	79
2"	ALL TYPES		31079	0.6667	20720
3"	ALL TYPES		10565	1.0000	10565
4"	ALL TYPES		2236	1.3333	2981
	TOTAL		44070		34346

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Comanche — Property in or near Lawton, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		2937	0.2500	734
1"	ALL TYPES		4546	0.3333	1515
1 1/4"	ALL TYPES		24424	0.4167	10177
1 1/2"	ALL TYPES		526	0.5000	263
2"	ALL TYPES		1468499	0.6667	979048
2 1/2"	ALL TYPES		758	0.8333	632
3"	ALL TYPES		105782	1.0000	105782
3 1/2"	ALL TYPES		408	1.1667	476
4"	ALL TYPES		434303	1.3333	579056
4 1/2"	ALL TYPES		30	1.5000	45
6"	ALL TYPES		103689	2.0000	207378
8"	ALL TYPES		53369	2.6667	142319
10"	ALL TYPES		80276	3.3333	267584
12"	ALL TYPES		27780	4.0000	111120
	TOTAL		2307327		2027426

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Coal — Property in or near Lehigh, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		19212	0.4167	8006
2"	ALL TYPES		17565	0.6667	11711
5"	ALL TYPES		720	1.6667	1200
	TOTAL		37497		20916

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Greer — Property in or near Mangum, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		1490	0.4167	621
2"	ALL TYPES		95244	0.6667	63499
3"	ALL TYPES		10874	1.0000	10874
4"	ALL TYPES		25520	1.3333	34026
6"	ALL TYPES		2800	2.0000	5600
8"	ALL TYPES		3757	2.6667	10019
	TOTAL		139685		124639

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Stephens — Property in or near Marlow, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		3410	0.4167	1421
2"	ALL TYPES		153307	0.6667	102210
3"	ALL TYPES		4042	1.0000	4042
4"	ALL TYPES		23637	1.3333	31515
6"	ALL TYPES		1179	2.0000	2358
	TOTAL		185575		141546

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Jackson — Property in or near Martha, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		2365	0.3333	788
1 1/4"	ALL TYPES		2068	0.4167	862
2"	ALL TYPES		10645	0.6667	7097
8"	ALL TYPES		719	2.6667	1917
	TOTAL		15797		10664

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Pottawatomie — Property in or near Maud, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES		28558	0.6667	19040
3"	ALL TYPES		573	1.0000	573
3 1/2"	ALL TYPES		245	1.1667	286
4"	ALL TYPES		6763	1.3333	9017
	TOTAL		36139		28916

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

County Seminole Property in or near Maud, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		161	0.3333	54
1 1/4"	ALL TYPES		229	0.4167	95
2"	ALL TYPES		18374	0.6667	12250
3"	ALL TYPES		870	1.0000	870
3 1/2"	ALL TYPES		355	1.1667	414
4"	ALL TYPES		2852	1.3333	3803
6"	ALL TYPES		0	2.0000	0
	TOTAL		22841		17486

Name of Company ARKLA

Applied to Map Filed of Distribution Year Ending 12-31-02

County Pittsburg Property in or near McAlester, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		720	0.2500	180
1"	ALL TYPES		11007	0.3333	3669
1 1/4"	ALL TYPES		42796	0.4167	17833
1 1/2"	ALL TYPES		1740	0.5000	870
2"	ALL TYPES		560782	0.6667	373873
3"	ALL TYPES		8776	1.0000	8776
4"	ALL TYPES		71793	1.3333	95722
5"	ALL TYPES		7993	1.6667	13322
6"	ALL TYPES		60766	2.0000	121532
7"	ALL TYPES		745	2.3333	1738
8"	ALL TYPES		12604	2.6667	33611
	TOTAL		779722		671126

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Grant | Property in or near | Medford, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		13	0.2500	3
1"	ALL TYPES		103	0.3333	34
1 1/4"	ALL TYPES		1237	0.4167	515
2"	ALL TYPES		47813	0.6667	31877
3"	ALL TYPES		5918	1.0000	5918
4"	ALL TYPES.		3429	1.3333	4572
5"	ALL TYPES		1049	1.6667	1748
6"	ALL TYPES		754	2.0000	1508
	TOTAL		60316		46176

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Kay | Property in or near | Nardin, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		0	0.4167	0
2"	ALL TYPES		9333	0.6667	6222
3"	ALL TYPES		756	1.0000	756
	TOTAL		10089		6978

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Grady | Property in or near Ninnekah, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		63	0.3333	21
1 1/4"	ALL TYPES		448	0.4167	187
2"	ALL TYPES		8481	0.6667	5654
6"	ALL TYPES		11073	2.0000	22146
	TOTAL		20065		28008

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Blaine | Property in or near Okeene, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		877	0.3333	292
1 1/4"	ALL TYPES		1047	0.4167	436
2"	ALL TYPES		36137	0.6667	24093
3"	ALL TYPES		15892	1.0000	15892
3 1/2"	ALL TYPES		63	1.1667	74
4"	ALL TYPES		9757	1.3333	13009
	TOTAL		63773		53796

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Jackson | Property in or near Olustee, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		661	0.2500	165
1 1/4"	ALL TYPES		1253	0.4167	522
2"	ALL TYPES		29453	0.6667	19636
4"	ALL TYPES		2445	1.3333	3260
	TOTAL ..		33812		23584

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Coal | Property in or near Phillips, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	Std. line pipe - SE	2.272	11945	0.4167	4977
2"	Std. line pipe - SE	3.652	2471	0.6667	1647
	TOTAL		14416		6625

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution   Year Ending 12-31-02

County Pittsburg   Property in or near   Pittsburg, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		15765	0.3333	5254
2"	ALL TYPES		8124	0.6667	5416
3"	ALL TYPES		10769	1.0000	10769
	TOTAL		34658		21440

Name of Company ARKLA

Applied to Map Filed of Distribution   Year Ending 12-31-02

County Grady   Property in or near   Pocassett, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		4745	0.4167	1977
2"	ALL TYPES		9535	0.6667	6357
3"	ALL TYPES		4505	1.0000	4505
	TOTAL		18785		12839

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Grant — Property in or near Pond Creek, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES		29550	0.6667	19701
3"	ALL TYPES		16609	1.0000	16609
4"	ALL TYPES		4862	1.3333	6483
	TOTAL		51021		42792

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Seminole — Property in or near Sasakwa, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES		6773	0.6667	4516
3"	ALL TYPES		2286	1.0000	2286
4"	ALL TYPES		5490	1.3333	7320
	TOTAL		14549		14121

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Pittsburg — Property in or near Savanna, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		783	0.3333	261
1 1/4"	ALL TYPES		7585	0.4167	3161
2"	ALL TYPES		28215	0.6667	18811
3"	ALL TYPES		2479	1.0000	2479
4"	ALL TYPES		4831	1.3333	6441
	TOTAL		43893		31153

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution

Year Ending 12-31-02

County Beckham

Property in or near Sayre, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		1438	0.3333	479
1 1/4"	ALL TYPES		5162	0.4167	2151
2"	ALL TYPES		78676	0.6667	52453
3"	ALL TYPES		41240	1.0000	41240
3 1/2"	ALL TYPES		122	1.1667	142
4"	ALL TYPES		48047	1.3333	64061
5"	ALL TYPES		698	1.6667	1163
6"	ALL TYPES		4027	2.0000	8054
	TOTAL		179410		169744

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Seminole — Property in or near Seminole, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		1321	0.3333	440
1 1/4"	ALL TYPES		2685	0.4167	1119
1 1/2"	ALL TYPES		45	0.5000	23
2"	ALL TYPES		225379	0.6667	150260
3"	ALL TYPES		17141	1.0000	17141
3 1/2"	ALL TYPES		4485	1.1667	5233
4"	ALL TYPES		99140	1.3333	132183
4 1/2"	ALL TYPES		57	1.5000	86
5"	ALL TYPES		4403	1.6667	7338
5 1/2"	ALL TYPES		931	1.8333	1707
6"	ALL TYPES		20318	2.0000	40636
8"	ALL TYPES		3561	2.6667	9496
	TOTAL		379466		365662

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Seminole — Property in or near DL-59 No. Seminole, OK

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		47	0.4167	20
2"	ALL TYPES		23890	0.6667	15927
3"	ALL TYPES		200	1.0000	200
4"	ALL TYPES		30839	1.3333	41118
6"	ALL TYPES		1710	2.0000	3420
	TOTAL		56686		60685

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Hughes | Property in or near | Spaulding (RE-682), Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		2184	0.3333	728
2"	ALL TYPES		5252	0.6667	3502
	TOTAL		7436		4229

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Comanche | Property in or near | Sterling, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		518	0.4167	216
2"	ALL TYPES		26184	0.6667	17457
2 1/2"	ALL TYPES		886	0.8333	738
3"	ALL TYPES		3599	1.0000	3599
	TOTAL		31187		22010

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Pontotoc — Property in or near Stonewall, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1/2"	ALL TYPES		325	0.1667	54
3/4"	ALL TYPES		275	0.2500	69
1"	ALL TYPES		251	0.3333	84
1 1/4"	ALL TYPES		5668	0.4167	2362
2"	ALL TYPES		11040	0.6667	7360
3"	ALL TYPES		3933	1.0000	3933
4"	ALL TYPES		17928	1.3333	23903
	TOTAL		39420		37765

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Garvin — Property in or near Stratford, Ok. & DL-56

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	Steel		903	0.3333	301
1 1/4"	Steel		2013	0.4167	839
2"	Steel		60173	0.6667	40117
3"	Steel		8312	1.0000	8312
4"	Steel		9934	1.3333	13245
6"	Steel		246	2.0000	492
	TOTAL		81581		63306

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Pontotoc | Property in or near | Stratford, Ok. & DL-56

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	Steel		360	0.6667	240
4"	Steel		40683	1.3333	54243
	TOTAL		41043		54483

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Atoka | Property in or near | Stringtown, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		1243	0.2500	311
1 1/4"	ALL TYPES		1399	0.4167	583
2"	ALL TYPES		17140	0.6667	11427
4"	ALL TYPES		1715	1.3333	2287
	TOTAL		21497		14608

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Hughes | Property in or near Stuart, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	Steel		6933	0.4167	2889
2"	Steel		8909	0.6667	5940
4"	Steel		9375	1.3333	12500
	TOTAL		25217		21328

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Pittsburg | Property in or near Stuart, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1 1/4"	ALL TYPES		423	0.4167	176
	TOTAL		423		176

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Beckham | Property in or near | Sweetwater, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		178	0.3333	59
1 1/4"	ALL TYPES		430	0.4167	179
2"	ALL TYPES		16011	0.6667	10675
	TOTAL ..		16619		10913

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Roger Mills | Property in or near | Sweetwater, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
2"	ALL TYPES		1442	0.6667	961
	TOTAL		1442		961

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Latimer | Property in or near Talihina, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		500	0.3333	167
1 1/4"	ALL TYPES		191	0.4167	80
2"	ALL TYPES		7556	0.6667	5038
4"	ALL TYPES		4770	1.3333	6360
6"	ALL TYPES		11070	2.0000	22140
	TOTAL		24087		33784

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County LeFlore | Property in or near Talihina, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		645	0.3333	215
1 1/4	ALL TYPES		1345	0.4167	560
2"	ALL TYPES		45756	0.6667	30506
3"	ALL TYPES		0	1.0000	0
4"	ALL TYPES		21782	1.3333	29042
6"	ALL TYPES		2194	2.0000	4388
9"	ALL TYPES		0	3.0000	0
	TOTAL		71722		64711

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution

Year Ending 12-31-02

County LeFlore

Property in or near Talihina, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
4"	ALL TYPES		0	1.3333	0
6"	ALL TYPES		0	2.0000	0
	TOTAL		0		0

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Cotton — Property in or near Temple, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft.
3/4"	ALL TYPES		1651	0.2500	413
1"	ALL TYPES		3820	0.3333	1273
1 1/4"	ALL TYPES		6262	0.4167	2609
1 1/2"	ALL TYPES		1760	0.5000	880
2"	ALL TYPES		47573	0.6667	31717
3"	ALL TYPES		5630	1.0000	5630
4"	ALL TYPES		2900	1.3333	3867
	TOTAL		69596		46389

Name of Company ARKLA

Applied to Map Filed of Distribution — Year Ending 12-31-02

County Custer — Property in or near Thomas, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		294	0.2500	74
1"	ALL TYPES		395	0.3333	132
1 1/4"	ALL TYPES		9437	0.4167	3932
2"	ALL TYPES		50048	0.6667	33367
3"	ALL TYPES		3489	1.0000	3489
4"	ALL TYPES		2672	1.3333	3563
	TOTAL		66335		44556

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Kay | Property in or near Tonkawa, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		0	0.2500	0
1"	ALL TYPES		1525	0.3333	508
1 1/4"	ALL TYPES		10685	0.4167	4452
2"	ALL TYPES		108196	0.6667	72134
3"	ALL TYPES		8285	1.0000	8285
4"	ALL TYPES		36814	1.3333	49084
5 1/2"	ALL TYPES		2411	1.8333	4420
6"	ALL TYPES		16142	2.0000	32284
7"	ALL TYPES		831	1.2222	1016
8"	ALL TYPES		2234	2.6667	5957
	TOTAL		187123		178141

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Coal | Property in or near Tupelo, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		567	0.2500	142
1"	ALL TYPES		340	0.3333	113
2"	ALL TYPES		30516	0.6667	20345
4"	ALL TYPES		238	1.3333	317
	TOTAL		31661		20917

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution

Year Ending 12-31-02

County Atoka

Property in or near Wardville, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		609	0.2500	152
1"	ALL TYPES		0	0.3333	0
1 1/4"	ALL TYPES		3128	0.4167	1303
2"	ALL TYPES		2667	0.6667	1778
3"	ALL TYPES		60	1.0000	60
4"	ALL TYPES		639	1.3333	852
	TOTAL		7103		4146

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Blaine | Property in or near Watonga, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		210	0.3333	70
1 1/4"	ALL TYPES		2656	0.4167	1107
2"	ALL TYPES		116326	0.6667	77555
3"	ALL TYPES		45832	1.0000	45832
4"	ALL TYPES		28836	1.3333	38447
6"	ALL TYPES		2135	2.0000	4270
	TOTAL		195995		167280

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Custer | Property in or near Weatherford, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		538	0.2500	135
1"	ALL TYPES		157	0.3333	52
1 1/4"	ALL TYPES		13020	0.4167	5425
1 1/2"	ALL TYPES		716	0.5000	358
2"	ALL TYPES		226279	0.6667	150860
3"	ALL TYPES		55404	1.0000	55404
4"	ALL TYPES		36843	1.3333	49123
6"	ALL TYPES		7383	2.0000	14766
	TOTAL		340340		276123

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution Year Ending 12-31-02

County Latimer Property in or near Wilburton, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	Std. line pipe - SE		173	0.2500	43
1"	Std. line pipe - SE		2691	0.3333	897
1 1/4"	Std. line pipe - SE		4757	0.4167	1982
2"	Std. line pipe - SE		53610	0.6667	35742
3"	Std. line pipe - SE		14676	1.0000	14676
4"	Std. line pipe - SE		38588	1.3333	51449
5"	Std. line pipe - SE		2257	1.6667	3762
6"	Std. line pipe - SE		6902	2.0000	13804
	TOTAL		123654		122355

West Wilburton

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		150	0.2500	38
1 1/4"	ALL TYPES		278	0.4167	116
2"	ALL TYPES		24850	0.6667	16567
6"	ALL TYPES		9148	2.0000	18296
	TOTAL		34426		35017

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Seminole | Property in or near Wolf, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		0	0.3333	0
1 1/4"	ALL TYPES		20	0.4167	8
1 1/2"	ALL TYPES		0	0.5000	0
2"	ALL TYPES		4562	0.6667	3041
	TOTAL		4582		3050

Name of Company ARKLA

Applied to Map Filed of Distribution | Year Ending 12-31-02

County Osage | Property in or near Wynona, Ok.

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
1"	ALL TYPES		3375	0.3333	1125
2"	ALL TYPES		68561	0.6667	45710
3"	ALL TYPES		110	1.0000	110
4"	ALL TYPES		573	1.3333	764
	TOTAL		72619		47708

ANNUAL STATEMENT OF PIPE TO THE CORPORATION COMMISSION OF OKLAHOMA

Name of Company ARKLA

Applied to Map Filed of Distribution

Year Ending 12-31-02

County ALL

Property in or near Rurals

A Pipe Size	B Kind of Pipe	C Wt. Per Foot	D No. of Ft. Act.	E 3" Equiv. Multiplier	F No. of Ft. 3" Equiv.
3/4"	ALL TYPES		4150	0.2500	1038
1"	ALL TYPES		13459	0.3333	4486
1 1/4"	ALL TYPES		43735	0.4167	18224
1 1/2"	ALL TYPES		425432	0.5000	212716
2"	ALL TYPES		1061502	0.6667	707703
2 1/2"	ALL TYPES		1754	0.8333	1462
3"	ALL TYPES		181803	1.0000	181803
4"	ALL TYPES		249786	1.3333	333040
5"	ALL TYPES		20	1.6666	33
6"	ALL TYPES		0	2.0000	0
8"	ALL TYPES		560	2.6667	1493
	TOTAL		1982201		1461998

Exhibit E-2

GAS UTILITIES

2002

DISTRIBUTION ANNUAL REPORT

of

CenterPoint Energy Arkla, a Division of CenterPoint Energy Resources Corp.
(Name of Reporting Company)

1111 Louisiana, Houston, Texas 77002
(Address of Reporting Company)

2002


RAILROAD COMMISSION OF TEXAS

RAILROAD COMMISSION OF TEXAS

Michael L. Williams, Chairman
Charles R. Matthews, Commissioner

GAS UTILITIES

2002

DISTRIBUTION ANNUAL REPORT

For Calendar Year 2002


RAILROAD COMMISSION OF TEXAS

RAILROAD COMMISSION OF TEXAS

Michael L. Williams, Chairman
Charles R. Matthews, Commissioner

Published by
Gas Services Division

Gas Services Division
P. O. Box 12967
Capitol Station
Austin, Texas 78711-2967
512/463-7022

TABLE OF CONTENTS

TABLE OF CONTENTS (Continued)

DISTRIBUTION ANNUAL REPORT

OF

NAME CENTERPOINT ENERGY ARKLA, A DIVISION OF CENETERPOINT ENERGY RESOURCES CORPPORATION
(Give exact legal title of utility using "The" and "Company" only if part of the corporate name)

LOCATION 401 WEST CAPITAL, SUITE 102 LITTLE ROCK, AR 72201

GAS UTILITY

TO THE

RAILROAD COMMISSION OF TEXAS

FOR THE YEAR ENDED DECEMBER 31, 2002

AFFIDAVIT

I declare under penalties prescribed in Texas Natural Resources Code § 91.143, that I am authorized to make this annual report to the Gas Services Division of the Railroad Commission of Texas, that this report was prepared by me or under my supervision, and that data and facts stated therein are true, correct, and complete to the best of my knowledge.



REPRESENTATIVE OF COMPANY (Signature)

Director of Financial Accounting & Reporting
TITLE

Charlene Thomas
REPRESENTATIVE OF COMPANY (Type or Print)

April 3, 2003
DATE

(713) 207-7138
TELEPHONE NUMBER

GENERAL INSTRUCTIONS

WHO MUST FILE; WHEN TO FILE

16 TAC, § 7.40. Annual Report, provides that each "gas utility", "public utility" or "utility" subject to the regulation and control of the Railroad Commission must file an Annual Report with the Gas Services Division within ninety (90) days after December 31 of each year. Those utilities under the regulation of the Federal Energy Regulatory Commission (FERC) may file a FERC Form 2 report in lieu of the Gas Services Division Annual Report, provided a certificate is included which certifies that no intrastate sales or transportation of natural gas have been made by such utility.

REPORTING PERIOD

The figures in this report shall cover a period of one calendar year (12 months), beginning January 1 and ending December 31 of the year being reported. (No deviation from this period will be acceptable, unless specified in the schedule instructions.)

Hard Copy:

A blank copy of the annual report form will be furnished to the gas utility. One completed copy should be returned to the Commission in Austin, Texas. A photocopy of the report should be retained by the utility. The information required in this report must be typed or printed in BLACK ink.
(Pencil and blue ink will not be acceptable.)

COMPLETE ALL REQUIRED ENTRIES

The instructions in this report form should be carefully observed, and each question should be answered fully and accurately. Every annual report should, in all particulars, be complete in itself, and references to the returns of former years should not be made to take the place of required entries. Enter "none" or "n/a" where applicable.

ALL QUESTIONS MUST BE ANSWERED BY ALL UTILITIES.
INCOMPLETE REPORTS ARE SUBJECT TO BEING RETURNED.

GENERAL INSTRUCTIONS

ROUNDING AND ABBREVIATIONS

All dollars and volumes may be rounded to the nearest whole number except where reporting a rate per Mcf. Where dates are required, state the month and day as well as the year. For purchase, sales and transportation activities, provide the full names of the other parties involved. Customary abbreviations may be used.

ATTACHMENTS

If the space provided in any schedule is insufficient, attach a separate 8 1/2" by 11" sheet of durable paper. The inserts should be securely bound in the report. Attachment by pins or clips is unacceptable. The applicable schedule number and title should appear on all insert pages.

REQUIRED PRESSURE BASE

All volumes in this report must be shown in thousand cubic feet (Mcf) at 14.65 pounds per square inch absolute, and the standard temperature base shall be 60 degrees Fahrenheit. (Tex. Nat. Res. Code, § 91.057).

UNIFORM SYSTEM OF ACCOUNTS

16 TAC, § 7.43, Uniform System of Accounts, provides that all reporting gas utilities must use the National Association of Regulatory Utility Commissioners' (NARUC) Uniform System of Accounts for Class A and B Gas Utilities, 1976 Edition, or as subsequently amended, for all operating and reporting purposes. However, a "gas gathering utility", as defined in 16 TAC, § 7.40, as well as a utility required to report to the Federal Energy Regulatory Commission under that agency's system of accounts, may limit the use of the NARUC accounts to the reporting requirements of the Railroad Commission of Texas, provided the utility maintains a readily accessible cross-reference between its account system and the NARUC system. The use of a uniform system of accounts promotes higher standards of accuracy and uniformity for all gas utility companies subject to the Commission's jurisdiction and enables the Commission, consumers, investors, utilities, and the public to analyze all Texas natural gas utilities on a comparable basis.

ALL QUESTIONS MUST BE ANSWERED BY ALL UTILITIES.
INCOMPLETE REPORTS ARE SUBJECT TO BEING RETURNED.

UTILITY INFORMATION

1. Full name of reporting utility CenterPoint Energy Arkla, a Division of CenterPoint Energy Resources Corp.

2. Business entity status of utility (i.e. sole proprietorship, partnership, association, cooperative, private or municipal corporation) Unincorporated Division of a Private Corporation

3. Date of organization 9/30/2002 under (General or Special Act) General Act of State of Delaware

4. If company underwent a consolidation or merger or other change in legal status within the reporting period, give names of other business entities involved and date of change As part of the corporate restructuring on August 31, 2002 of Reliant Energy Incorporated, CenterPoint Energy, Inc., a public utility holding company was created. Reliant Energy Resources Corp. referred to in question #3 above, being an indirect wholly owned subsidiary of CenterPoint Energy, Inc. changed it's name to CenterPoint Energy Resources Corp. Please see attached.

5. If a foreign corporation, state name and address of designated agent for service in Texas
   C. T. Corporation System
   1021 Main Street, Suite 1150
   Houston, TX 77002

6. If a reorganized company, name original company and when reorganized if within last 5 years
   Reliant Energy Resources Corp.

7. If the Respondent was subject to bankruptcy, receivership, or other trust, answer the following:
   (a) Date of creation of such bankruptcy, receivership, or trust Not Applicable
   (b) Authority for its creation Not Applicable
   (c) Date when possession under it was acquired Not Applicable
   (d) Name of trustee receiver or receivers Not Applicable

8. State location of general books of account (be specific)
   1111 Louisiana, Houston, Texas 77002
   Telephone: (713) 207-7777

9. Respondent's books are kept and this report is filed utilizing the cash or accrual basis of accounting accrual

10. State the name, title and office address of the officer of the Respondent to whom any correspondence concerning this report should be addressed:
    Walter L. Fitzgerald, VP - Controller, CenterPoint Energy, Inc.
    PO Box 1700
    Houston, Texas 77251-1700
    Telephone: (713) 207-7425

11. Annual Report to Shareholders of Respondent and/or Respondent's parent, partners or joint ventures:
    ____ is submitted along with this report
    _X_ Will be submitted by (date) May 15, 2003
    ____ no annual reports to shareholders are prepared

12. Most recent Form 10K of Respondent and/or Repondent's parent, partners or joint venturers:
    ____ is submitted along with this report
    _X_ Will be submitted by (date) May 15, 2003
    ____ no Form 10K's are filed

Excerpted from 2002 SEC 10-K filing of CenterPoint Energy Resources Corp.

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Background and Basis of Presentation

CenterPoint Energy Resources Corp. (CERC Corp.) formerly named Reliant Energy Resources Corp. (RERC Corp.), together with its subsidiaries (collectively, CERC), distributes natural gas, transports natural gas through its interstate pipelines and provides natural gas gathering and pipeline services. Prior to 2001, CERC provided energy services including wholesale energy trading, marketing, power origination and risk management services in North America and Western Europe. CERC Corp. is a Delaware corporation and an indirect wholly owned subsidiary of CenterPoint Energy, Inc. (CenterPoint Energy).

CERC's natural gas distribution operations (Natural Gas Distribution) are conducted by three unincorporated divisions CenterPoint Energy Entex (Entex), CenterPoint Energy Minnegasco (Minnegasco) and CenterPoint Energy Arkla (Arkla) and other non-rate regulated retail gas marketing operations. CERC's pipelines and gathering operations (Pipelines and Gathering) are primarily conducted by two wholly owned pipeline subsidiaries, CenterPoint Energy Gas Transmission Company (CEGT) and CenterPoint Energy-Mississippi River Transmission Corporation (MRT), and a wholly owned gas gathering subsidiary, CenterPoint Energy Field Services, Inc. (CEFS). CERC's principal operations are located in Arkansas, Louisiana, Minnesota, Mississippi, Missouri, Oklahoma and Texas.

Wholesale energy trading, marketing, power origination and risk management activities in North America were conducted primarily by Reliant Energy Services, Inc. (Reliant Energy Services), a wholly owned subsidiary of CERC prior to January 1, 2001. European energy trading and marketing activities were conducted by Reliant Energy Europe Trading & Marketing, Inc. (RE Europe Trading), an indirect wholly owned subsidiary of CERC Corp. prior to January 1, 2001. See Note 2 regarding the Restructuring.

2. The Restructuring

Reliant Energy, Incorporated (Reliant Energy) completed the separation of the generation, transmission and distribution, and retail sales functions of Reliant Energy's Texas electric operations pursuant to the following steps, which occurred on August 31, 2002 (the Restructuring):

- CenterPoint Energy became the holding company for the Reliant Energy group of companies;
- Reliant Energy and its subsidiaries, including CERC, became subsidiaries of CenterPoint Energy; and
- each share of Reliant Energy common stock was converted into one share of CenterPoint Energy common stock.

After the Restructuring, CenterPoint Energy distributed to its shareholders the shares of common stock of Reliant Resources, Inc. (Reliant Resources) that it owned (the Distribution) in a tax-free transaction.

Contemporaneous with the Restructuring, CenterPoint Energy registered and became subject, with its subsidiaries, to regulation as a registered holding company system under the Public Utility Holding Company Act of 1935 (1935 Act). The 1935 Act directs the Securities and Exchange Commission (SEC) to regulate, among other things, transactions among affiliates, sales or acquisitions of assets, issuances of securities, distributions and permitted lines of business. Prior to the Restructuring, CenterPoint Energy and Reliant Energy obtained an order from the SEC that authorized the Restructuring transactions, including the Distribution, and granted CenterPoint Energy certain authority with respect to system financing, dividends and other matters. The financing authority granted by that order will expire on June 30, 2003, and CenterPoint Energy must obtain a further order from the SEC under the 1935 Act, related, among other things, to the financing activities of CenterPoint Energy and its subsidiaries subsequent to June 30, 2003.

Important Changes During the Year

In this section, give details concerning the matters indicated below, during this reporting period. Make the statements expicit and precise. Each inquiry must be answered. Enter "none" or "n/a" where applicable.

1. The sale, acquisition, lease or rental of any plant as an operating unit or system in this state for a total consideration in excess of $100,000 or merger or consolidation with another public utility operating in this state, and reference the Commission notification *(Tex. Rev. Civ. Stat. Ann. art. 1446e (GURA), Sub Sec 6.01).*

   NONE

2. Important extensions of systems into new service areas, giving location, new territory covered by distribution system, and dates of beginning operations.

   NONE

3. The purchase of voting stock in another Public Utility doing business in Texas, and reference the commission notification *(Gas Utility Regulatory Act, Sub Section 6.02)*

   NONE

4. The loan of money, stocks, bonds, notes, or other forms of indebtedness to any corporation or person owning or holding directly or indirectly any stock of the Public Utility *(GURA, Section 6.02)*

   NONE

5. The sale, conveyance, banking, or assignment of rights to gas reserves to a Utility or, where not in conflict with a Federal Law, to an Interstate pipeline, and reference the Commssion approval |*(Gas Utility Regulatory / Section 6.04).*

   NONE

6. |Additional matters of fact (not elsewhere provided for) which the Respondent may desire to include in its report

   NONE

AFFILIATES

Report the following detailed information related to all affiliates with which the Respondent had business transactions during the reporting year, including, but not limited to, controlling entities, subsidiaries, joint ventures, and partnerships. For each, state the percent control and describe the affiliate relationship to the Respondent. If control is held jointly with one or more other interests, name the other interests in a footnote. "Control" includes both direct and indirect control (See GURA, 1.03 (8)).

Line No.	Name of Company (a)	Relationship to Respondent (b)	Nature of Business (c)	% Control (Direct and Indirect) (d)	Line No.
1	Arkansas Louisiana Finance Corporation	Wholly owned subsidiary of CenterPoint Energy Resources, Corp	Appliance Financing	0%	1
2	CenterPoint Energy Entex	Unincorporated division of CenterPoint Energy Resources Corp.	Gas Utility	0%	2
3	CenterPoint Energy OQ, LLC	Wholly owned subsidiary of CenterPoint Energy Pipeline Services.	Holding Company	0%	3
4	CenterPoint Energy, Inc	Parent, Holding Company	Holding Company	0%	4
5	CenterPoint Energy Gas Transmission Company	Wholly owned subsidiary of CenterPoint Energy Resources Corp	Interstate Pipeline	0%	5
6	CenterPoint Energy Field Services, Inc.	Wholly owned subsidiary of CenterPoint Energy Resources Corp	Natural Gas Gathering	0%	6
7	CenterPoint Energy Gas Marketing, Inc.	Wholly owned subsidiary of CenterPoint Energy Resources Corp	Gas Marketing	0%	7
8	CenterPoint Energy Gas Receivables, LLC	Wholly owned subsidiary of CenterPoint Energy Services, Inc.	Financing	0%	8
9	CenterPoint Energy Gas Resources Corp.	Wholly owned subsidiary of CenterPoint Energy Resources Corp	Gas Supply	0%	9
10	CenterPoint Houston Electric, LLC	Electric Utility, Formerly Reliant Energy, Inc.	Electric Utility	0%	10
11	CenterPoint Energy Management Services, Inc.	Indirect subsidiary of CenterPoint Energy, Incorporated	Markets & Develops District Cooling Ventures	0%	11
12	CenterPoint Energy Minnegasco	Unincorporated division of CenterPoint Energy Resources Corp.	Gas Distribution Utility	0%	12
13	CenterPoint Energy Mississippi River Transmission, Corp.	Indirect subsidiary of CenterPoint Energy Resources Corp	Interstate Pipeline	0%	13
14	CenterPoint Energy Pipeline Services, Inc.	Indirect subsidiary of CenterPoint Energy Resources Corp	Pipeline Services	0%	14
15	CenterPoint Energy Resources Corp.	Indirect subsidiary of CenterPoint Energy, Incorporated	Natural Gas Utility, Gas Transmission/Energy Marketing	0%	15
16	National Furnace Company	Wholly owned subsidiary of CenterPoint Energy Resources Corp	Settlement Administration	0%	16
17					17
18					18
19					19
20					20
21					21
22					22
23					23
24					24
25					25
26					26
27					27

Officers and Directors

Report the names of officers and directors at end of reporting period, and designate directors with an asterisk (*). List only the primary officers. It is not necessary to include assistant vice presidents or other assistant officers. If Respondent is a numicipally owned utility,m list names of members of city council or public utility board as applicable. If Respondent is a sole proprietorship or partnership please list owner or partners.

Line No.	Name (a)	Title of Officers or Occupation and Principal Business Address of Directors Who Are Not Officers (b)	Directors: Length of Term (c)	Directors: Term Expires (d)	Line No.
1	Dean Liollio	President & COO			1
2	Kathleen D. Alexander	Sr. Vice President Regulatory, Legislative & Legal Affairs			2
3	John F. Ivy	Vice President Business Processes			3
4	Billy P. Presswood	Vice President & General Manager Texas Division			4
5					5
6					6
7					7
8					8
9					9
10					10
11					11
12					12
13					13
14					14
15					15
16					16
17					17
18					18
19					19
20					20

COMMON STOCKHOLDERS

Report below the names and addresses of the ten largest stockholders of common stock at the date of the stockholders list nearest to the end of the year. If any stock is held by a nominee, give known details as to the beneficiary.

Line No.	Names and Addresses (a)	Number of Shares (b)	% Ownership (c)	Line No.
1	NONE			1
2				2
3				3
4				4
5				5
6				6
7				7
8				8
9				9
10				10

PREFERRED STOCK HOLDERS

Report below the names and addresses of the ten largest stockholders for each class of preferred stock at the date of the stockholders list nearest to the end of the year. If any stock is held by a nominee, give known particulars as to the beneficiary.

Line No.	Names and Addresses (a)	Number of Shares (b)	% Ownership (c)	Line No.
1	NONE			1
2				2
3				3
4				4
5				5
6				6
7				7
8				8
9				9
10				10

INCOME STATEMENT

Line No.	Account (a)	Cross Reference (b)	Year Ended Dec. 31 (c)	Line No.
1	UTILITY OPERATING INCOME			1
2	(400) Operating Revenues	p.25, Ln.22(c)	$ 617,475,251	2
3	Operating Expenses			3
4	(401-402) Operation & Maintenance Expenses	p. 29, Ln. 223(c)	$ 547,134,962	4
5	(403) Depreciation Expense*	p. 29, Ln. 226(c)	38,364,555	5
6	(404) Amortization of Limited Term Utility Plant*			6
7	(405) Amortization of Other Utility Plant*		3,600,706	7
8	(406) Amortization of Utility Plant Acquisition Adjustment*			8
9	(407.1) Amortization of Property Losses*			9
10	(407.2) Amortization of Conversion Expenses*			10
11	(408.1) Taxes Other Than Income Taxes, Utility Oper. Income	p. 29, Ln. 228(c)	23,939,521	11
12	(409.1) Income Taxes, Utility Operating Income	p. 29, Ln. 229(c)	1,875,069	12
13	(410.1) Provision for Deferred Income Taxes	p. 29, Ln. 230(c)	(8,475,078)	13
14	(411.1) Income Taxes Deferred in Prior Years - Credit	p. 29, Ln. 231(c)	0	14
15	(412.1-412.2) Investment Tax Credits	p. 29, Ln. 232(c)	0	15
16	Total Operating Expenses (Lns. 4 thru 15)	p. 29, Ln. 234(c)	$ 606,439,735	16
17	Other Operating Income			17
18	(413) Income from Utility Plant Leased to Others			18
19	(414) Gains (Losses) from Dispos. of Util. Prop			19
20	TOTAL OPERATING INCOME		$ 11,035,516	20
21	(Line 2 Minus 16, 18 & 19)			21
22	OTHER INCOME AND DEDUCTIONS			22
23	Other Income			23
24	(415) Revenue from Merch., Jobbing & Contract Work		$ 1,757	24
25	(416) Costs & Exp. of Merch., Jobbing & Contract Work		(8,666)	25
26	(417) Income from Nonutility Operations	p.22,Ln.8(d)	(7,199)	26
27	(418) Non-operating Rental Income		0	27
28	(419) Interest and Dividend Income	p.23,Ln.10(c)	44,508	28
29	(420) Allowance for Funds Used During Construction		(103,426)	29
30	(421) Miscellaneous Non-operating Income	p.22,Ln.16(b)	(40,083)	30
31	(422) Gains (Losses) from Disposition of Property		0	31
32	Total Other Income (Lns. 24 thru 31)		$ (113,109)	32
33	Other Income Deductions:			33
34	(425) Miscellaneous Amortization		$ 551,798	34
35	(426) Miscellaneous Income Deductions		1,850,215	35
36	Total Other Income Deductions (Lns. 34 & 35)		$ 2,402,013	36
37	Total Other Income and Deductions		$ (2,515,122)	37
38	(Ln. 32 minus 36)			38

** If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferable straight-line, and provide in a separate footnote.*

INCOME STATEMENT (Continued)

Line No.	Account (a)	Cross Reference (b)	Year Ended December 31 (c)	Line No.
39	Taxes Apllicable to Other Income and Deductions:			39
40	(408.2) Taxes Other Than Income Taxes		$	40
41	(409.2) Income Taxes Other Income and Deductions			41
42	(410.2) Provision for Deferred Income Taxes			42
43	(411.2) Income Taxes Deferred in Prior Years - Cr.			43
44	(412.3-412.4) Investment Tax Credits			44
45	Tot. Tax. on Other In. & Ded. (Lns. 40 thru 44)		$ 0	45
46	NET OTHER INCOME AND DEDUCTIONS		$ (2,515,122)	46
47	(Line 37 minus 45)			47
48	INTEREST CHARGES			48
49	(427) Interest on Long Term Debt		$	49
50	(428) Amortization of Debt Discount and Expense		0	50
51	(429) Amortization of Premium on Debt - Cr.			51
52	(430) Interest on Debt to Associated Companies		19,653,039	52
53	(431) Other Interest Expense		485,705	53
54	Total Interest Charges (Lns. 49 thru 53)		$ 20,138,744	54
55	Income Before Extraordinary Items (p. 10,		$ (11,618,350)	55
56	Ln. 20 plus or minus p. 11, Ln. 46 minus Ln. 54)			56
57	EXTRAORDINARY ITEMS			57
58	(433) Extraordinary Income	p.23,Ln.18(b)	$ 0	58
59	(434) Extraordinary Deductions			59
60	(409.3) Income Taxes, Extraordinary Items			60
61	NET EXTRAORDINARY ITEMS (Lns. 58 thru 60)		$ 0	61
62	NET INCOME (Ln. 55 plus or minus Ln. 61)		$ (11,618,350)	62

** If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferable straight-line, and provide in a separate footnote.*

STATEMENT OF RETAINED EARNINGS

Line No.	Account (a)	Cross Reference (b)	Year Ended December 31 (c)	Line No.
63	(216) Unappropriated Retained Earnings (at Jan.1)		$ 184,552,141	63
64	(435) Balance Transferred from Income	p.11,Ln.62(c)	$ (11,618,350)	64
65	(436) Appropriations of Retained Earnings			65
66	(437) Dividends Declared - Preferred Stock		0	66
67	(438) Dividends Declared - Common Stock		0	67
68	(439) Adjustments to Retained Earnings		223,465	68
69	NET INCREASE (DECREASE) TO RET. EARNINGS		$ (11,394,885)	69
70	(Lns. 64 thru 68)			70
71	(216) Unappropriated Retained Earnings (at Dec. 3	p.13,Ln.81(c)	$ 173,157,256	71
72	(Ln. 63 plus or minus Ln. 69)			72

BALANCE SHEET

Line No.	Assets and Other Debits (a)	Cross Reference (b)	Balance at Dec. 31 Dr. (Cr.) (c)	Line No.
1	UTILITY PLANT			1
2	(101) Utility Plant in Service	p.19.Ln.94(e)	$ 866,413,242	2
3	(102) Utility Plant Purchased or Sold		0	3
4	(103) Util. Plant in Process of Reclassification		0	4
5	(104) Utility Plant Leased to Others		0	5
6	(105-105.1) Properties Held for Future Use		0	6
7	(106) Completed Construction Not Classified		0	7
8	(107) Construction Work in Progress		20,512,489	8
9	(108-113.2) Accumulated Prov. for Depr. & Amort.		(411,390,353)	9
10	(114) Utility Plant Acquisition Adjustments		1,038,109	'
11	(115) Ac. Prov. for Amort. of Util. Plant Acq. Adj.		(388,550)	1
12	(116) Other Utility Plant Adjustments		0	2
13	(117) Gas Stored Underground - Non-current		0	3
14	TOTAL NET UTILITY PLANT (Lns. 2 thru 13)		$ 476,184,937	4
15	OTHER PROPERTY AND INVESTMENTS			5
16	(121) Nonutility Property		$ 0	6
17	(122) Accum. Prov. for Deprec. and Amort.		0	7
18	(123) Investment in Associated Companies			8
19	(124) Other Investments			9
20	(125) Sinking Funds			10
21	(126) Depreciation Fund			11
22	(128) Other Special Funds			12
23	TOTAL NET OTHER PROPERTY & INVESTMENTS		$ 0	13
24	(Lns. 16 thru 22)			14
25	CURRENT AND ACCRUED ASSETS			15
26	(131) Cash		$ 7,001,694	16
27	(132-134) Special Deposits			17
28	(135) Working Funds		48,971	18
29	(136) Temporary Cash Investments		0	19
30	(141) Notes Receivable	p.15.Ln.8(e)	13,893,047	20
31	(142) Customer Accounts Receivable		4,349,142	21
32	(143) Other Accounts Receivable		1,955,042	22
33	(144) Accum. Prov. for Uncollect. Accts. - Cr.		(580,221)	23
34	(145) Notes Receivable from Assoc. Companies	p.15.Ln.31(b)	23,341,053	24
35	(146) Accounts Receivable from Assoc. Companies	p.15.Ln.31c)	25,870,046	25
36	(151) Fuel Stock		0	26
37	(152) Fuel Stock Expenses		0	27
38	(153) Residuals and Extracted Products		0	28
39	(154) Plant Materials and Operating Supplies		3,591,582	29
40	(155) Merchandise		47,316	30
41	(156) Other Materials and Supplies		0	31
42	(163) Stores Expense		966	32
43	(164) Gas Stored Underground - Current		60,197,256	33
44	(165) Liquefied Natural Gas Stored			34

** If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferable straight-line, and provide in a separate footnote.*

BALANCE SHEET (Continued)

Line No.	Assets and Other Debits (a)	Cross Reference (b)	Balance at Dec. 31 Dr. (Cr.) (c)	Line No.
45	CURRENT AND ACCRUED ASSETS (continued)			45
46	(166) Prepayments		$ 930,590	46
47	(167-168) Advance Payments		0	47
48	(171) Interest and Dividends Receivable		0	48
49	(172) Rents Receivable		0	49
50	(173) Accrued Utility Revenue		65,894,109	50
51	(174) Miscellaneous Current and Accrued Assets		0	51
52	TOTAL CURRENT AND ACCRUED ASSETS		$ 206,540,593	52
53	(p. 12, Ln. 26 thru p. 13, Ln. 51)			53
54	DEFERRED DEBITS			
55	(181) Unamortized Debt Discount and Expense		$ 765,817	1
56	(182) Extraordinary Property Losses		0	2
57	(183) Preliminary Survey & Investigation Charges		0	3
58	(184) Clearing Accounts		962,859	4
59	(185) Temporary Facilities		0	5
60	(186) Miscellaneous Deferred Debits		6,927,942	6
61	(187) Research and Development Expenditures		0	7
62	TOTAL DEFERRED DEBITS (Lns. 55 thru 61)		$ 8,656,618	62
63	TOTAL ASSETS AND OTHER DEBITS	must equal	$ 691,382,148	63
64	(p. 12, Lns. 14 & 23 and p. 13, Lns. 52 & 62)	p. 14, Ln. 125		64

Ln. No.	Liabilities and Other Credits (a)	Cross Reference (b)	Balance at December 31 (c)	Ln. No.
65	PROPRIETARY CAPITAL			65
66	(201) Common Stock Issued		$	66
67	(202) Common Stock Subscribed			67
68	(203) Common Stock Liability for Conversion			68
69	(204) Preferred Stock Issued		0	69
70	(205) Preferred Stock Subscribed			70
71	(206) Preferred Stock Liability for Conversion			71
72	(207) Premium on Capital Stock			72
73	(208) Donations Received from Stockholders			73
74	(209) Red. in Par or Stated Val. of Cap. Stock			74
75	(210) Gain on Resale or Can. of Reacq. Cap. Stock			75
76	(211) Miscellaneous Paid-In Capital			76
77	(212) Installments Received on Capital Stock			77
78	(213) Discount on Capital Stock			78
79	(214) Capital Stock Expenses			79
80	(215) Appropriated Retained Earnings			80
81	(216) Unappropriated Retained Earnings		173,157,256	81
82	(217) Reacquired Capital Stock			82
83	TOTAL PROPRIETARY CAPITAL (Lns. 66 through 82)		$ 173,157,256	83

BALANCE SHEET (Continued)

Line No.	Liabilities and Other Credits (a)		Cross Reference (b)	Balance at Dec. 31 Dr. (Cr.) (c)	Line No.
84		LONG TERM DEBT			84
85	(221)	Bonds		$	85
86	(222)	Reacquired Bonds			86
87	(223)	Advances from Associated Companies		181,136,532	87
88	(224)	Other Long Term Debt			88
89		TOTAL LONG TERM DEBT (Lns. 85 thru 88)	p.17.Ln.8(h)	$ 181,136,532	89
90		CURRENT AND ACCRUED LIABILITIES			90
91	(231)	Notes Payable	p.16.Ln.8(e)	$ 0	91
92	(232)	Accounts Payable		44,065,292	92
93	(233)	Notes Payable to Associated Companies	p.16.Ln.26(b)	110,068,007	93
94	(234)	Accounts Payable to Associated Companies	p.16.Ln.26(c)	43,656,380	94
95	(235)	Customer Deposits		15,714,147	95
96	(236)	Taxes Accrued		8,100,111	96
97	(237)	Interest Accrued		588,910	97
98	(238)	Dividends Declared		0	98
99	(239)	Matured Long Term Debt		0	99
100	(240)	Matured Interest		0	100
101	(241)	Tax Collections Payable		5,541,909	101
102	(242)	Miscellaneous Current and Accrued Liabilities		15,744,055	102
103		TOTAL CURRENT AND ACCRUED LIABILITIES		$ 243,478,811	103
104		(Lns. 91 thru 102)			104
105		DEFERRED CREDITS			105
106	(251)	Unamortized Premium on Debt		$	106
107	(252)	Customer Advances for Construction		647,335	107
108	(253)	Other Deferred Credits		32,812,232	108
109	(255)	Accumulated Deferred Investment Tax Credits			109
110		TOTAL DEFERRED CREDITS (Lns. 106 thru 109)		$ 33,459,567	110
111		OPERATING RESERVES			111
112	(261)	Property Insurance Reserves		$	112
113	(262)	Injuries and Damages Reserve		0	113
114	(263)	Pensions and Benefits Reserve		0	114
115	(265)	Miscellaneous Operating Reserves		0	115
116		TOTAL OPERATING RESERVES (Lns. 112 thru 115)		$ 0	116
117		CONTRIBUTIONS IN AID OF CONSTRUCTION			117
118	(271)	Total Contributions in Aid of Construction		$	118
119		ACCUMULATED DEFERRED INCOME TAXES			119
120	(281)	Accum. Def. In. Taxes - Accelerated Amort.		$	120
121	(282)	Accum. Def. In. Taxes - Liberalized Dep.		0	121
122	(283)	Accumulated Deferred Income Taxes - Other		60,149,982	122
123		TOTAL ACCUMULATED DEFERRED INCOME TAXES		$ 60,149,982	123
124		(Lns. 120 thru 122)			124
125		TOTAL LIABILITIES AND OTHER CREDITS	must equal	$ 691,382,148	125
126		(p.13, Ln. 83 and p.14, Lns. 89, 103, 110, 116, 118 & 123)	P. 13, Ln. 63		126

Notes Receivable (Acct. 141)

If the reporting entity has no separate notes discounted or pledged, then the notes of the corporate entity of which it is a part should be reported. Minor items may be grouped by classes showing the number of such items

Ln. No.	Name of Maker and Purpose for Which Received (a)	Date of Issue (b)	Date of Maturity (c)	Interest Rate (d)	Balance End of Year (e)	Ln. No.
1	CenterPoint Energy, Inc			%	13,893,047	1
2						2
3						3
4						4
5						5
6						6
7						7
8	TOTAL (Must equal p.12, Ln.30)				$ 13,893,047	8

Receivables From Associated Companies (Accts. 145-146)

1. For notes receivable, show associated company, date of issue, maturity date, and interest rate for each note payable in column (a), and the amount in column (b).
2. For accounts receivable, show the associated company in column (a) and the total account payable for each associated company in column (c).

Line No.	Particulars (a)		Amounts at End of Year		Ln. No.
			Notes Receivable (b)	Accts. Receivable (c)	
9	Ark/La Finance Corp	10047		120,001	9
10	Arkla Long Distance	10069	15	-	10
11	CenterPoint Energy Entex	10082		6,830,914	11
12	CenterPoint Energy OQ LLC	10217		1,641	12
13	CenterPoint Energy, Inc	10002		523,910	13
14	CenterPoint Energy Gas Transmission Co	10027		577,282	14
15	CenterPoint Energy Field Services, Inc	10036		23,353	15
16	CenterPoint Energy Gas Marketing Co	10099		644,782	16
17	CenterPoint Energy Gas Receivables, LLC	10375	15,729,887	-	17
18	CenterPoint Energy Gas Resources Corp.	10084		6,313,465	18
19	CenterPoint Energy Houston Electric, LLC	10003		82,675	19
20	CenterPoint Energy Mgmt Services Inc	10093		3	20
21	CenterPoint Energy Minnegasco	10072		10	21
22	CenterPoint Energy Mississippi Riv Trans	10024		1,091	22
23	CenterPoint Energy Pipeline Services Inc	10033		35,525	23
24	CenterPoint Energy Resources Corp.	10016	7,611,151	10,711,826	24
25	National Furnace Company	10040		3,568	25
26					26
27					27
28					28
29					29
30					30
31	TOTALS (Must equal p.12, Lns. 34 & 35)		$ 23,341,053	$ 25,870,046	31

Notes Payable (Acct. 231)

(If the reporting entity has no separate notes discounted or pledged, then the notes of the corporate entity of which it is a part should be reported. Minor items may be grouped by classes showing the number of such items.

Ln. No.	Name of Payee and Purpose for Which Issued (a)	Date of Note (b)	Date of Maturity (c)	Interest Rate (d)	Balance End of Year (e)	Ln. No.
1	NONE			%	$ 0	1
2						2
3						3
4						4
5						5
6						6
7					0	7
8	TOTAL (Acct. 231) (Must equal p.14, Ln.91)				$	8

Payables to Associated Companies (Accts. 233 - 234)

1. For notes payable, show associated company, date of issue, maturity date, and interest rate for each note payable in column (a), and the amount in column (b).
2. For accounts payable, show the associated company in column (a) and the total account payable for each associated company in column (c).

Ln. No.	Particulars (a)		Amounts at End of Year: Notes Payable (b)	Amounts at End of Year: Accts. Payable (c)	Ln. No.
9	CenterPoint Energy Entex	10082	$ 0	$ 2,193,617	9
10	CenterPoint Energy, Inc	10002	$	$ 9,647,357	10
11	CenterPoint Energy Gas Transmission Co	10027	$	$ 8,935,685	11
12	CenterPoint Energy Field Services, Inc	10036	$	$ 108,520	12
13	CenterPoint Energy Gas Marketing Co	10099	$	$ 2,924,114	13
14	CenterPoint Energy Gas Resources Corp.	10084	$	$ 14,715,415	14
15	CenterPoint Energy Houston Electric, LLC	10003	$	$ 145,365	15
16	CenterPoint Energy Pipeline Services Inc	10033	$	$ 1,344	16
17	CenterPoint Energy Resources Corp.	10016	$ 110,068,007	$ 4,984,963	17
18			$	$	18
19			$	$	19
20			$	$	20
21			$	$	21
22			$	$	22
23			$	$	23
24			$	$	24
25			$	$	25
26	TOTALS (Must equal p. 14, Lns. 93 & 94)		$ 110,068,007	$ 43,656,380	26

CAPITAL STOCK INFORMATION

Complete only if utility's capital stock information is not available in an attached SEC 10K or Annual Report to Shareholders.

Line No.	Description of Equity (a)	Year-End Price Per Share (b)	Year-End Shares Outstanding (c)	Earnings Per Share (d)	Dividends Per Share (e)	Book Value Per Share (f)	Balance (g)	Line No.
1	COMMON:	$		$		$	$	1
2	PREFERRED	$					$	2
3								3
4	TOTAL						$ -	4

Note: Columns (b),(c),(d),(e), and (f) can reflect your Fiscal Year, if needed.

LONG TERM DEBT (Accts. 221-224)

Complete only if utility's detailed debt information is not available in an attached SEC Form 10K or Annual Report to Shareholders.

Line No.	Description of Debt (a)	Nominal Date of Issue (b)	Nominal Date of Maturity (c)	Interest Rate (d)	General Call Price End of Year (e)	Held by Utility: Reacquired Bonds (f)	Held by Utility: Sinking & Other Funds (g)	Amount Outstanding (h)	Line No.
5	Advances from Assoc. Companies	Various	Continuous	N/A	N/A	$	$	$ 181,136,532	5
6									6
7									7
8	TOTAL					$	$	$ 181,136,532	8

Line 8(h) must equal p.14, Ln. 89(c).

GAS UTILITY PLANT IN SERVICE (Balance Sheet Account 101)

Totals - Texas Only (Lines 1 through 46)

Line No.	Account and Description (a)	Balance First of Year (b)	Additions During Year (c)	Retirements Adjustments (d)	Balance End of Year (e)	Line No.
1	(301-303) Intangible Plant-SUB-TOTAL	$ 1,948,779	$ 80,931	$ (1,257,820)	$ 771,890	1
2	(304-320) Manufactured Gas Production	$	$	$	$	2
3	NATURAL GAS PRODUCTION AND GATH. PLANT					3
4	(325.1) Producing Lands	$	$	$	$	4
5	(325.2) Producing Leaseholds					5
6	(325.3) Gas Rights					6
7	(325.4) Rights-of-Way					7
8	(325.5) Other Land and Land Rights					8
9	(326) Gas Well Structures					9
10	(327) Field Compressor Station Structures					10
11	(328) Field Meas. & Reg. Station Structures					11
12	(329) Other Structures					12
13	(330) Producing Gas Wells - Well Construction					13
14	(331) Producing Gas Wells - Well Equipment					14
15	(332) Field Lines					15
16	(333) Field Compressor Station Equipment					16
17	(334) Field Meas. & Reg. Station Equipment					17
18	(335) Drilling and Cleaning Equipment					18
19	(336) Purification Equipment					19
20	(337) Other Equipment					20
21	(338) Unsuccessful Explor & Development Costs					21
22	Total Natural Gas Production & Gathering Plant	$ 0	$ 0	$ 0	$ 0	22
23	(Lns. 4 through 21)					23
24	PRODUCTS EXTRACTION PLANT					24
25	(340) Land & Land Rights	$	$	$	$	25
26	(341) Structures and Improvements					26
27	(342) Extraction and Refining Equipment					27
28	(343) Pipe Lines					28
29	(344) Extracted Products Storage Equipment					29
30	(345) Compressor Equipment					30
31	(346) Gas Measuring & Regulating Equipment					31
32	(347) Other Equipment					32
33	Total Prod. Extract. Plant (Lns. 25 through 32)	$ 0	$ 0	$ 0	$ 0	33
34	UNDERGROUND STORAGE PLANT					34
35	(350.1-350.2) Land and Right-of-Ways	$	$	$	$	35
36	(351) Structures and Improvements					36
37	(352) Wells					37
38	(352.1) Storage Leaseholds and Rights					38
39	(352.2) Reservoirs					39
40	(352.3) Nonrecoverable Natural Gas					40
41	(353) Lines					41
42	(354) Compressor Station Equipment					42
43	(355) Measuring and Regulating Equipment					43
44	(356) Purification Equipment					44
45	(357) Other Equipment					45
46	Total Undergr. Strg Plant (Lns. 35 through 45)	$ 0	$ 0	$ 0	$ 0	46

See Footnote Data pg. 43

GAS UTILITY PLANT IN SERVICE (Balance Sheet Account 101)

Totals - Texas Only (Lines 47 through 87)

Line No.	Account and Description (a)	Balance First of Year (b)	Additions During Year (c)	Retirements & Adjustments (d)	Balance End of Year (e)	Line No.
47	**Other Storage Plant**					47
48	(360) Land and Land Rights	$	$	$	$	48
49	(361) Structures and Improvements					49
50	(362) Gas Holders					50
51	(363) Purification Equipment					51
52	(363.1) Liquefaction Quipment					52
53	(363.2) Vaporizing Equipment					53
54	(363.3) Compressor Equipment					54
55	(363.4) Measuring and Regulating Equipment					55
56	(363.5) Other Equipment					56
57	Total Other Storage Plant (Lns. 48 through 56)	$ 0	$ 0	$ 0	$ 0	57
58	**TRANSMISSION PLANT**					58
59	(365.1 & 365.2) Land & Rights of Way	$	$	$	$	59
60	(366) Structures & Improvements					60
61	(367) Mains					61
62	(368) Compressor Station Equipment					62
63	(369) Meas. and Reg. Station Equipment					63
64	(370) Communication Equipment					64
65	(371) Other Equipment					65
66	Total Transmission Plant (Lns. 59 through 65)	$ 0	$ 0	$ 0	$ 0	66
67	**DISTRIBUTION PLANT**					67
68	(374) Land & Land Rights	$ 193,330	$ 1,335	(150,057)	$ 44,608	68
69	(375) Structures and Improvements	543,787		(530,707)	13,080	69
70	(376) Mains	24,912,264	197,958	(17,004,004)	8,106,218	70
71	(377) Compressor Station Equipment	0			0	71
72	(378 & 379) Meas. & Reg. Station Equipment	845,700	10,882	(600,838)	255,744	72
73	(380) Services	15,723,460	279,425	(9,671,827)	6,331,058	73
74	(381-384) Meters & House Regulators	5,657,701	100,011	(3,944,951)	1,812,761	74
75	(385) Ind. Meas. & Reg. Station Equipment	0			0	75
76	(386 & 387) Other Prop & Equipment	7,049		(4,869)	2,180	76
77	Total Distribution Plant (Lns. 68 through 76)	$ 47,883,291	$ 589,611	$ (31,907,253)	$ 16,565,649	77
78	**GENERAL PLANT**					78
79	(389) Land & Land Rights	$ 16,715	$ 0	$ (10,356)	$ 6,359	79
80	(390) Structures and Improvements	1,271,390	55,323	(822,333)	504,380	80
81	(391) Office Furniture & Equipment	277,541	12,156	(182,043)	107,654	81
82	(392) Transportation Equipment	643,148	196	(378,292)	265,052	82
83	(393-396) Stores, Tools, Lab. & Power Equipment	620,761	921	(528,579)	93,103	83
84	(397) Communication Equipment	358,271	0	(307,514)	50,757	84
85	(398-399 Misc. & Other Equipment	38,302	0	(25,437)	12,865	85
86	Total General Plant (Lns. 79 through 85)	$ 3,226,128	$ 68,596	$ (2,254,554)	$ 1,040,170	86
87	Total Plant - Texas	$ 53,058,198	$ 739,138	$ (35,419,627)	$ 18,377,709	87
88	(Lns. 1, 2, 22, 33, 46, 57, 66, 77, and 86)					88
89	**ALL OTHER STATES**					89
90	(301-363) Int., Prod., & Storage Plant	$ 31,758,587	$ 2,949,465	250,109	$ 34,958,161	90
91	(365-371) Transmission Plant	0			0	91
92	(374-387) Distribution Plant	704,474,021	39,508,660	(3,360,002)	740,622,679	92
93	(389-399) General Plant	68,343,686	3,065,937	1,045,070	72,454,693	93
94	Total Plant - ALL AREAS (Lns. 87 through 93)	$ 857,634,492	$ 46,263,200	$ (37,484,450)	$ 866,413,242	94

See Footnote Data pg. 43

ACCUMULATED DEPRECIATION OF GAS UTILITY PLANT IN SERVICE
(BALANCE SHEET ACCOUNT 108)
Totals - Texas Only (Lines 1 through 46)

NOTE: If an accelerated depreciation method is used, estimate the required data using a non accelerated method, preferably straight-Line, and provide in a separate footnote.

Line No.	Account and Description (a)	Service Life (b)	Balance First of Year (c)	Current Year Accrual (d)	Retirements Adjustments (e)	Balance End of Year (f)	Line No.
1	(301-303) Intangible Plant-SUB-TOTAL		$ 432,457	$ 220,583	$ (382,543)	$ 270,497	1
2	(304-320) Manufactured Gas Production		$	$	$	$	2
3	**Natural Gas Production and Gath. Plant**						3
4	(325.1) Producing Lands		$	$	$	$	4
5	(325.2) Producing Leaseholds						5
6	(325.3) Gas Rights						6
7	(325.4) Rights-of-Way						7
8	(325.5) Other Land and Land Rights						8
9	(326) Gas Well Structures						9
10	(327) Field Compressor Station Structures						10
11	(328) Field Meas. & Reg. Station Structures						11
12	(329) Other Structures						12
13	(330) Producing Gas Wells - Well Construction						13
14	(331) Producing Gas Wells - Well Equipment						14
15	(332) Field Lines						15
16	(333) Field Compressor Station Equipment						16
17	(334) Field Meas. & Reg. Station Equipment						17
18	(335) Drilling and Cleaning Equipment						18
19	(336) Purification Equipment						19
20	(337) Other Equipment						20
21	(338) Unsuccessful Explor & Development Costs						21
22	Total Natural Gas Production & Gathering Plant		$ 0	$ 0	$ 0	$ 0	22
23	(Lns. 4 through 21)						23
24	**Products Extraction Plant**						24
25	(340) Land & Land Rights		$	$	$	$	25
26	(341) Structures and Improvements						26
27	(342) Extraction and Refining Equipment						27
28	(343) Pipe Lines						28
29	(344) Extracted Products Storage Equipment						29
30	(345) Compressor Equipment						30
31	(346) Gas Measuring & Regulating Equipment						31
32	(347) Other Equipment						32
33	Total Prod. Extract. Plant (Lns. 25 through 32)		$ 0	$ 0	$ 0	$ 0	33
34	**Underground Storage Plant**						34
35	(350.1-350.2) Land and Right-of-Ways		$	$	$	$	35
36	(351) Structures and Improvements						36
37	(352) Wells						37
38	(352.1) Storage Leaseholds and Rights						38
39	(352.2) Reservoirs						39
40	(352.3) Nonrecoverable Natural Gas						40
41	(353) Lines						41
42	(354) Compressor Station Equipment						42
43	(355) Measuring and Regulating Equipment						43
44	(356) Purification Equipment						44
45	(357) Other Equipment						45
46	Total Undergr. Storage Plant (Lns. 35 through 45)		$ 0	$ 0	$ 0	$ 0	46

See Footnote Data pg. 43

ACCUMULATED DEPRECIATION OF GAS UTILITY PLANT IN SERVICE (BALANCE SHEET ACCOUNT 108)

Totals -- Texas Only (Lines 47 through 87)

NOTE: If an accelerated depreciation method is used, estimate the required data using a non accelerated method, preferably straight-Line, and provide in a separate footnote.

Line No.	Account and Description (a)	Service Life (b)	Balance First of Year (c)	Current Year Accrual (d)	Retirements Adjustments (e)	Balance End of Year (f)	Line No.
47	Other Storage Plant						47
48	(360) Land and Land Rights		$	$	$	$	48
49	(361) Structures and Improvements						49
50	(362) Gas Holders						50
51	(363) Purification Equipment						51
52	(363.1) Liquefaction Quipment						52
53	(363.2) Vaporizing Equipment						53
54	(363.3) Compressor Equipment						54
55	(363.4) Measuring and Regulating Equipment						55
56	(363.5) Other Equipment						56
57	Total Other Storage Plant (Lns. 48 through 56)		$ 0	$ 0	$ 0	$ 0	57
58	TRANSMISSION PLANT						58
59	(365.1 & 365.2) Land & Rights of Way		$	$	$	$	59
60	(366) Structures & Improvements						60
61	(367) Mains						61
62	(368) Compressor Station Equipment						62
63	(369) Meas. and Reg. Station Equipment						63
64	(370) Communication Equipment						64
65	(371) Other Equipment						65
66	Total Transmission Plant (Lns. 59 through 65)		$ 0	$ 0	$ 0	$ 0	66
67	DISTRIBUTION PLANT						67
68	(374) Land & Land Rights		$ 10,917	$ 144,944	(150,057)	$ 5,804	68
69	(375) Structures and Improvements		223,610	309,131	(524,713)	8,028	69
70	(376) Mains		11,876,470	8,559,834	(16,904,618)	3,531,686	70
71	(377) Compressor Station Equipment					0	71
72	(378 & 379) Meas. & Reg. Station Equipment		350,909	325,424	(600,838)	75,495	72
73	(380) Services		4,843,356	7,400,639	(9,790,617)	2,453,378	73
74	(381-384) Meters & House Regulators		3,308,654	873,345	(3,110,025)	1,071,974	74
75	(385) Ind. Meas. & Reg. Station Equipment		0			0	75
76	(386 & 387) Other Prop & Equipment		4,903	(337)	(4,821)	(255)	76
77	Total Distribution Plant (Lns. 68 through 76)		$ 20,618,819	$ 17,612,980	$ (31,085,689)	$ 7,146,110	77
78	GENERAL PLANT						78
79	(389) Land & Land Rights		$ 0	$		$ 0	79
80	(390) Structures and Improvements		1,090,288	66,313	(716,995)	439,606	80
81	(391) Office Furniture & Equipment		130,744	32,059	(103,954)	58,849	81
82	(392) Transportation Equipment		283,050	21,214	(151,799)	152,465	82
83	(393-396) Stores, Tools, Lab. & Power Equipment		341,656	116,986	(429,608)	29,034	83
84	(397) Communication Equipment		165,004	139,831	(284,950)	19,885	84
85	(398-399 Misc. & Other Equipment		(6,482)	4,678	9,209	7,405	85
86	Total General Plant (Lns. 79 through 85)		$ 2,004,260	$ 381,081	$ (1,678,097)	$ 707,244	86
87	Total Accum. Depreciation - Texas		$ 23,055,536	$ 18,214,644	$ (33,146,329)	$ 8,123,851	87
88	(Lns. 1, 2, 22, 33, 46, 57, 66, 77, and 86)						88
89	ALL OTHER STATES						89
90	(301-363) Int., Prod., & Storage Plant		$ 7,060,678	$ 2,488,875	$ 1,149,141	$ 10,698,694	90
91	(365-371) Transmission Plant		0	0	0	0	91
92	(374-387) Distribution Plant		324,830,732	17,398,606	3,074,427	345,303,765	92
93	(389-399) General Plant		42,372,473	3,832,092	1,059,478	47,264,043	93
94	Total Depr. - ALL AREAS (Lns. 87 through 93)		$ 397,319,419	$ 41,934,217	$ (27,863,283)	$ 411,390,353	94

See Footnote Data pg. 43

Income From Nonutility Operations (Acct. 417)

|Show hereunder particulars concerning income from nonutility operations.

Line No.	Details (a)	Revenue (b)	Expenses (c)	Net Income (Col. b less c) (d)	Ln. No.
1	Other Non-Utility Sales & Services:	$ (7,755)	$ 556	$ (7,199)	1
2	ie: Salary & Wages, Employee Related Expense,	0	0	0	2
3	M&S Expenses, Contract & Services Expense,etc...	0	0	0	3
4					4
5					5
6					6
7					7
8	TOTAL (Col. (d) must equal p.10, ln. 26)	$ (7,755)	$ 556	$ (7,199)	8

Miscellaneous Nonoperating Income (Acct. 421)

Report details of items included in Acct. 421.

Line No.	Description (a)	Amount (b)	Line No.
9	Property Rental Revenues	$ 13,296	9
10	Gain / Loss on disposition on property	(53,379)	10
11			11
12			12
13			13
14			14
15			15
16	TOTAL (Must equal p.10, ln. 30)	$ (40,083)	16

Interest and Dividend Income (Acct. 419)

Ln. No.	Security of Account on Which Received (a)	Interest or Dividend Rate (b)	Amount (c)	Ln. No.
1	Interest and dividend income		$ 44,508	1
2				2
3				3
4				4
5				5
6				6
7				7
8	Total interest and dividends		$ 44,508	8
9	Less total expenses applicable to above		0	9
10	Total Net Interest and Dividend Income, before taxes		$ 44,508	10

(Must equal p.10, Ln.28)

Extraordinary Income (Acct. 433)

Report details of items included in Acct. 433.

Ln No.	Description (a)	Amount (b)	Ln No.
11	None	$ 0	11
12			12
13			13
14			14
15			15
16			16
17			17
18	TOTAL (Must equal p.11, Ln.58)	$ 0	18

Reconciliation of Gas Utility Tax (Tex. Util.Code, Section 122.102) For The Year 2002

Activity Reported on Quarterly Tax Forms:

Line No.	Description (a)	1st Quarter (b)	2nd Quarter (c)	3rd Quarter (d)	4th Quarter (e)	Totals (f)	Line No.
1	Total Gross Receipts	$ 5,095,652	$ 2,378,089	$ 1,184,301	$ 7,435,021	$ 16,093,063	1
2	Less Non-Taxable Receipts	5,081,795	2,362,239	1,174,651	7,413,633	16,032,318	2
3	Less Deductions	0	0	0	0	0	3
4	Total Taxable Gross Income	13,857	15,850	9,650	21,388	60,745	4
5	Multiplied byTax Rate	x .005	x .005	x .005	x .005	x .005	5
6	Total Tax Due	69	79	48	107	303	6
7	Adjustments for Over/Under Payments	0	0	0	0	0	7
8	Net Tax Due	69	79	48	107	303	8
9	Late Penalty	0	5		5	10	9
10	Interest	0	0	0	0	0	10
11	**Total Amount Paid**	$ 69	$ 84	$ 48	$ 112	$ 313	11

Upon completion of this report, if any tax quarters have been reported and paid improperly please reconcile the differences.

Reconciliation: All sales, transportation, compression, and storage revenues reported on pages 30, 31, 32, 33, 36 and 37 should equal the Total Gross Receipts on Line 1 above. *If not, please reconcile.* See reconciliation on p.24 c.

Reconciliation of Gas Utility Tax (Tex. Util.Code, Section 122.102) For The Year 2002

Activity of Revised Quarterly Tax Forms:

Line No.	Description (a)	1st Quarter (b)	2nd Quarter (c)	3rd Quarter (d)	4th Quarter (e)	Totals (f)	Line No.
1	Total Gross Receipts					$ -	1
2	Less Non-Taxable Receipts					0	2
3	Less Deductions	0	0	0	0	0	3
4	Total Taxable Gross Income	0	0	0	0	0	4
5	x Tax Rate	x .005	x .005	x .005	x .005	x .005	5
6	Total Tax Due	0	0	0	0	0	6
7	Adjustments for Over/Under Payments	0	0	0	0	0	7
8	Net Tax Due	0	0	0	0	0	8
9	Late Penalty	0	0			0	9
10	Interest	0	0	0	0	0	10
11	**Total Amount Paid**	$ -	$ -	$ -	$ -	$ -	11

Upon completion of this report, if any tax quarters have been reported and paid improperly please reconcile the differences.

Reconciliation: All sales, transportation, compression, and storage revenues reported on pages 30, 31, 32, 33, 36 and 37 should equal the Total Gross Receipts on Line 1 above. If not, *please reconcile. See reconciliation on p.24 c.*

Reconciliation of Gas Utility Tax (Tex. Util.Code, Section 122.102) For The Year 2002

Variance of Revised from Reported Quarterly Tax Forms:

Line No.	Description (a)	1st Quarter (b)	2nd Quarter (c)	3rd Quarter (d)	4th Quarter (e)	Totals (f)	Line No.
1	Total Gross Receipts	$ 5,095,652	$ 2,378,089	$ 1,184,301	$ 7,435,021	$ 16,093,063	1
2	Less Non-Taxable Receipts	5,081,795	2,362,239	1,174,651	7,413,633	16,032,318	2
3	Less Deductions	-	-	-	-	-	3
4	Total Taxable Gross Income	13,857	15,850	9,650	21,388	60,745	4
5	x Tax Rate	x .005	x .005	x .005	x .005	x .005	5
6	Total Tax Due	69	79	48	107	303	6
7	Adjustments for Over/Under Payments	0	0	0	0	0	7
8	Net Tax Due	69	79	48	107	303	8
9	Late Penalty	0	5		5	10	9
10	Interest	0	0	0	0	0	10
11	**Total Amount Paid**	$ 69	$ 84	$ 48	$ 112	$ 313	11

Upon completion of this report, if any tax quarters have been reported and paid improperly please reconcile the differences.

Reconciliation: All sales, transportation, compression, and storage revenues reported on pages 30, 31, 32, 33, 36 and 37 should equal the Total Gross Receipts on Line 1 above. If not, please reconcile. See reconciliation on p.24 c.

Reconciliation of Total Gross Receipts from Page 24

Description	Totals	Gross Receipts Per Utility Tax Reports	Variance
Residental Revenue	$ 10,133,902		
Commercial / Industrial Revenue	$ 5,898,416		
Transportation Revenue	$ 60,745		
Total Gross Receipts	$ 16,093,063	$ 16,093,063	$ (0)
Sale of Respondents Own Production - Page 30	$		
Gathering and Transmission Gas Sales -Page 31	$ -		
Revenue From Transportation - Page 32	$ 60,745		
Other Gas Revenues-Storagr Fees-Page 33 (ln 1)	$ 12,593		
Billed Operating Revenues - Page 36 (Ln 9, (d))	$ 13,979,454		
Unbilled Revenue - Page 25 (Ln 9, (b))	$ 2,052,864		
Total Gross Receipts - Other Pages	$ 16,105,656		
VARIANCE	$ (12,593)		

Gas Operating Revenues and Expenses

If solely engaged in intrastate operations complete column (c) only

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
1	OPERATING REVENUES			1
2	Sales of Gas			2
3	(480) Residential Sales	$ 8,280,649	$ 384,166,858	3
4	(481) Sm. Commercial and Industrial Sales	5,698,804	216,898,778	4
5	(481) Lg. Commercial and Industrial Sales			5
6	(482) Other Sales to Public Authorities			6
7	(483) Sales for Resale			7
8	(484) Interdepartmental Sales			8
9	Unbilled Revenue (if any, report here only)	2,052,864	(10,846,522)	9
10	Total Sales of Gas (lns. 3 through 9)	$ 16,032,317	$ 590,219,114	10
11	Other Operating Revenues			11
12	(487) Forfeited Discounts	$ 30,107	$ 6,660,682	12
13	(488) Miscellaneous Service Revenues	136,597	7,988,698	13
14	(489) Revenues from Transportation (and Compression) of Gas	60,745	12,015,804	14
15	(490) Sales of Products Extracted from Natural Gas	0	0	15
16	(491) Revenues from Natural Gas Processed by Others	0	0	16
17	(492) Incidental Gasoline and Oil Sales	0	0	17
18	(493) Rent from Gas Property	0	0	18
19	(494) Interdepartmental Rents	0	0	19
20	(495) Other Gas Revenues	12,593	590,953	20
21	TOTAL OTHER OPERATING REVENUES (Lns. 12 thru 20)	$ 240,042	$ 27,256,137	21
22	TOTAL OPERATING REVENUES (Ln. 10 plus 21)	$ 16,272,359	$ 617,475,251	22
23	OPERATION & MAINTENANCE EXPENSES			23
24	Manufactured Gas Production Expenses			24
25	(700-742) Manufactured Gas Production Expenses	$	$	25
26	Natural Gas Production Exp. - Production & Gathering			26
27	(750) Operation Supervision and Engineering	$	$	27
28	(751) Production Maps and Records			28
29	(752) Gas Wells Expenses			29
30	(753) Field Lines Expenses			30
31	(754) Field Compressor Station Expenses			31
32	(755) Field Compressor Station Fuel and Power			32
33	(756) Field Measuring and Regulating Station Expenses			33
34	(757) Purification Expenses			34
35	(758) Gas Wells Royalties			35
36	(759) Other Expenses			36
37	(760) Rents			37
38	(761) Maintenance Supervision and Engineering			38
39	(762) Maintenance of Structures and Improvements			39
40	(763) Maintenance of Producing Wells			40
41	(764) Maintenance of Field Lines			41
42	(765) Maintenance of Field Compressor Station Equipment			42
43	(766) Maintenance of Field Meas. and Reg. Station Equip.			43
44	(767) Maintenance of Purification Equipment			44
45	(768) Maintenance of Drilling and Cleaning Equipment			45
46	(769) Maintenance of Other Equipment			46
47	Total Prod & Gathering Expenses (Lns. 27 - 46)	$ 0	$ 0	47

Gas Operating Revenues and Expenses (Continued)

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
48	OPERATING EXPENSES (continued)			48
49	Operation and Maintenance Expenses (continued)			49
50	Natural Gas Production Expense - Products Extraction			50
51	(770) Operation Supervision & Engineering	$	$	51
52	(771) Operation Labor			52
53	(772) Gas Shrinkage			53
54	(773) Fuel			54
55	(774) Power			55
56	(775) Materials			56
57	(776) Operation Supplies and Expenses			57
58	(777) Gas Processed by Others			58
59	(778) Royalties on Products Extracted			59
60	(779) Marketing Expenses			60
61	(780) Products Purchased for Resale			61
62	(781) Variation in Products Inventory			62
63	(782) Extracted Products Used by the Utility - Credit			63
64	(783) Rents			64
65	(784) Maintenance Supervision and Engineering			65
66	(785) Maintenance of Structures and Improvements			66
67	(786) Maintenance of Extraction and Refining Equipment			67
68	(787) Maintenance of Pipe Lines			68
69	(788) Maintenance of Extracted Products Storage Equipment			69
70	(789) Maintenance of Compressor Equipment			70
71	(790) Maintenance of Gas Measuring and Reg. Equipment			71
72	(791) Maintenance of Other Equipment			72
73	Total Products Extraction Expenses (Lns. 51 - 72)	$	$	73
74	**Exploration and Development Expenses**			74
75	(795) Delay Rentals	$	$	75
76	(796) Nonproductive Well Drilling			76
77	(797) Abandoned Leases			77
78	(798) Other Exploration			78
79	Total Exploration & Development Exp. (lns. 75 - 78)	$	$	79
80	**Purchase Gas Expenses**			80
81	(800) Natural Gas Well Head Purchases	$	$	81
82	(801) Natural Gas Field Line Purchases			82
83	(802) Natural Gas Gasoline Plant Outlet Purchases			83
84	(803) Natural Gas Transmission Line Purchases	5,663,869	261,966,259	84
85	(804) Natural Gas City Gate Purchases	3,524,964	99,681,806	85
86	Total Purchase Gas Expenses (Lns. 81 - 85)	$ 9,188,833	$ 361,648,065	86
87	**Other Gas Supply Expenses**			87
88	(805) Other Gas Purchases	$ (715,767)	$ 26,215,559	88
89	(806) Exchange Gas			89
90	(807) Purchases Gas Expenses			90
91	(808) Gas Withdrawn from Storage	266,137	18,882,939	91
92	(809) Gas Delivered to Storage			92
93	(810) Gas Used for Compressor Station Fuel			93
94	(811) Gas Used for Products Extraction			94

Gas Operating Revenues and Expenses

If solely engaged in intrastate operations complete column (c) only.

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
95	OPERATING EXPENSES (continued)			95
96	Operation and Maintenance Expenses (continued)			96
97	Other Gas Supply Expenses (continued)			97
98	(812) Gas Used for Other Utility Operations - Credit	$ 0	$ 0	98
99	(813) Other Gas Supply Expenses			99
100	Total Other Gas Supply Expenses (Lns. 88 - 99)	$ (449,630)	$ 45,098,498	100
101	Underground Storage Expenses			101
102	(814) Operation Supervision and Engineering	$	$	102
103	(815) Maps and Records			103
104	(816) Wells Expenses			104
105	(817) Lines Expenses			105
106	(818) Compressor Station Expenses			106
107	(819) Compressor Station Fuel and Power			107
108	(820) Measuring and Regulation Station Expenses			108
109	(821) Purification Expenses			109
110	(822) Exploration and Development			110
111	(823) Gas Losses			111
112	(824) Other Expenses			112
113	(825) Storage Wells Royalties			113
114	(826) Rents			114
115	(830) Maintenance Supervision and Engineering			115
116	(831) Maintenance of Structures and Improvements			116
117	(832) Maintenance of Reservoirs and Wells			117
118	(833) Maintenance of Lines			118
119	(834) Maintenance of Compressor Station Equipment			119
120	(835) Maintenance of Measuring and Reg. Station Equipment			120
121	(836) Maintenance of Purification Equipment			121
122	(837) Maintenance of Other Equipment			122
123	Total Undergrnd. Storage Exp. (Lns. 102-122)	$	$	123
124	Other Storage Expenses			124
125	(840) Operation Supervision and Engineering	$	$	125
126	(841) Operation Labor and Expenses			126
127	(842) Rents			127
128	(842.1) Fuel			128
129	(842.2) Power			129
130	(842.3) Gas Losses			130
131	(843) Maintenance Supervision and Engineering			131
132	(844) Maintenance of Structures and Improvements			132
133	(845) Maintenance of Gas Holder			133
134	(846) Maintenance of Purification Equipment			134
135	(847) Maintenance of Liquefaction Equipment			135
136	(848) Maintenance of Vaporizing Equipment			136
137	(848.1) Maintenance of Compressor Equipment			137
138	(848.2) Maintenance of Measuring and Regulating Equipment			138
139	(848.3) Maintenance of Other Equipment			139
140	Total Other Storage Expenses (Lns. 125 through 139)	$ 0	$ 0	140

Gas Operating Revenues and Expenses (Continued)

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
141				141
142	OPERATING EXPENSES (continued)			142
143	Operation and Maintenance Expenses (continued)			143
144	**Transmission Expenses**			144
145	(850) Operation Supervision and Engineering	$	$	145
146	(851) System Control and Load Dispatching			146
147	(852) Communications System Expenses			147
148	(853) Compressor Station Labor and Expenses			148
149	(854) Gas for Compressor Station Fuel			149
150	(855) Other Fuel and Power for Compressor Stations			150
151	(856) Mains Expenses			151
152	(857) Measuring and Regulation Station Expenses			152
153	(858) Transmission and Compression of Gas by Others			153
154	(859) Other Exoebses			154
155	(860) Rents			155
156	(861) Maintenance Supervision and Engineering			156
157	(862) Maintenance of Structures and Improvements			157
158	(863) Maintenance of Mains			158
159	(864) Maintenance of Compressor Station Equipment			159
160	(865) Maintenance of Measuring and Reg. Station Equipment			160
161	(866) Maintenance of Communication Equipment			161
162	(867) Maintenance of Other Equipment			162
163	Total Transmission Expenses (lns. 145 through 162)	$ 0	$ 0	163
164	**Distribution Expenses**			164
165	(870) Operation Supervision and Engineering	$ 12,947	3,520,111	165
166	(871) Distribution Load Dispatching	5,165	346,265	166
167	(872) Compressor Station Labor and Expenses	0	(262)	167
168	(873) Compressor Station Fuel and Power	0	0	168
169	(874) Mains and Services Expenses	56,077	3,109,387	169
170	(875) Measuring and Regulation Station Expenses - General	220	310,532	170
171	(876) Measuring and Regulation Station Exp. - Industrial	74	446,542	171
172	(877) Meas. and Reg. Station Exp. - City Gate	0	23,040	172
173	(878) Meter and House Regulator Expenses	127,856	6,674,703	173
174	(879) Customer Installatoins Expenses	53,629	3,396,220	174
175	(880) Other Expenses	(4,689)	3,988,336	175
176	(881) Rents	5,354	248,817	176
177	(885) Maintenance Supervision and Engineering	0	1,230,659	177
178	(886) Maintenance of Structures and Improvements	5,704	265,067	178
179	(887) Maintenance of Mains	107,519	17,058,133	179
180	(888) Maintenance of Field Compressor Station Equipment	0	0	180
181	(889) Maintenance of Field Meas. and Reg. Station Equip. - Gen	136	560,966	181
182	(890) Maintenance of Field Meas. and Reg. Station Equip. Industrial	989	445,137	182
183	(891) Maintenance of Field Meas. and Reg. Station Equip. - City Gate	0	2,598	183
184	(892) Maintenance of Services	23,322	3,309,746	184
185	(893) Maintenance of Meters and House Regulators	0	(184,599)	185
186	(894) Maintenance of Other Equipment	12,829	1,265,804	186
187	Total Distribution Expenses (lns. 165 through 186)	$ 407,132	$ 46,017,202	187

Gas Operating Revenues and Expenses (Continued)

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
188	- OPERATING EXPENSES (continued)			188
189	Operation and Maintenance Expenses (continued)			189
190	**Customer Accounts Expenses**			190
191	(901) Supervision	$ 626	$ 943,364	191
192	(902) Customer Assistance Expenses	27,528	6,147,138	192
193	(903) Customer Records and Collection Expenses	211,192	17,144,153	193
194	(904) Uncollectible Accounts	134,758	4,531,391	194
195	(905) Miscellaneous Customer Accounts Expenses	6,234	341,015	195
196	Total Customer Accounts Expenses	$ 380,338	$ 29,107,061	196
197	**Customer Service and Sales Promotion Expenses**			197
198	(909) Supervision	$ 0	$ 0	198
199	(910) Customer Assistance Expenses	5,111	97,472	199
200	(911) Informational Advertising Expenses	0	3,450	200
201	(912) Miscellaneous Customer Service Expenses	0	0	201
202	(915) Supervision	0	0	202
203	(916) Demonstrating and Selling Expenses	0	0	203
204	(917) Promotional Advertising Expenses	24,982	1,041,188	204
205	(918) Miscellaneous Sales Promotion Expenses			205
206	Total Cust. Srvc. & Sales Prom. Exp. (lns. 198-205)	$ 30,093	$ 1,142,110	206
207	**Administrative and General Expenses**			207
208	(920) Administrative and General Salaries	$ 217,075	$ 10,163,363	208
209	(921) Office Supplies and Expenses	470,910	20,716,577	209
210	(922) Administrative Expenses Transferred - Credit	0	0	210
211	(923) Outside Services Employed	69,945	3,454,017	211
212	(924) Property Insurance	2,491	110,256	212
213	(925) Injuries and Damages	101,258	4,265,885	213
214	(926) Employee Pensions and Benefits	198,012	18,369,782	214
215	(927) Franchise Requirements	0	3,320,805	215
216	(928) Regulatory Commission Expenses	(22)	(906)	216
217	(929) Duplicate Charges - Credit	0	0	217
218	(930.1) Institutional or Goodwill Advertising Expense	0	0	218
219	(930.2) Miscellaneous General Expense	(26,054)	(862,662)	219
220	(931) Rents	25,157	1,065,363	220
221	(932) Maintenance of General Plant	2,653	3,519,546	221
222	Total Admin. & General Expenses	$ 1,061,425	$ 64,122,026	222
223	**Total Operation & Maintenance Expenses**	$ 10,618,191	$ 547,134,962	223
224	Lns. 25,47,73,79,86,100,123,140,163,187,196, 206 & 222			224
225	**Other Operating Expenses**			225
226	(403) Depreciation Expense*	$ 886,181	$ 38,364,555	226
227	(404-407.2) Combined Amortization Expenses	80,887	3,600,706	227
228	(408.1) Taxes Other Than Income Taxes	594,046	23,939,521	228
229	(409.1) Income Taxes	1,664,949	1,875,069	229
230	(410.1) Provisions for Preferred Income Taxes	(344,909)	(8,475,078)	230
231	(411.1) Income Tax Def. In Prior Years	0	0	231
232	(412.1-412.2) Investment Tax Credits	0	0	232
233	**Total Other Operating Expenses (Lns. 226-232)**	$ 2,881,154	$ 59,304,773	233
234	TOTAL OPERATING EXPENSES (LN. 223 plus 233)	$ 13,499,345	$ 606,439,735	234
235	NET GAS OPERATING INCOME (LN. 22 MINUS LN. 234)	$ 2,773,014	$ 11,035,516	235

* *NOTE: If an accelerated depreciation method is used, estimate the required data using a non accelerated method, preferably straight-Line, and provide in a separate footnote.*

Respondent's Own Production in Texas (Acct. 758)

In columnar form give the following information for all gas produced by the Respondent in Texas.

Line No.	RRC Lease Id. No. if Casinghead Gas or RRC Well Id. No. if Gas Well Gas (a)	Volumes Mcf (b)	Annual Cost (c)	Line No.
1	NONE		$	1
2				2
3				3
4				4
5				5
6				6
7				7
8	TOTAL		$	8

Sale of Respondent's Own Production in Texas (Accts. 480-484)

Report the following information by RRC tariff. Include all sales and utilization of natural gas by the gathering and transmission systemes. Separate NARUC account 481 into Account 481S for small commercial and industrial and Account 481L for large commercial and industrial. Show sub-totals for each account including 481S and 481L. In col. (c), not affiliates with an asterisk (*). In col. (d), show average Btu per cubic foot in parenthses below each volume.

Ln No.	Acct. No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume - Mcf (Btu/cf) (d)	Annual Revenue (e)	Line No.
9			NONE	Btu/Cf( )	$	9
10				Btu/Cf( )		10
11				Btu/Cf( )		11
12				Btu/Cf( )		12
13				Btu/Cf( )		13
14				Btu/Cf( )		14
15				Btu/Cf( )		15
16	TOTAL				$	16

Gathering and Transmission Gas Purchases in Texas (ACCTS. 800-804)

Report the following detailed information for gathering and transmission gas purchases. If gas is received from the production department, indicate in column (c). In cases where no revenue is set up on the Respondent's books, indicate in column (e), bot in all cases give the volume purchased in column (d). Show sub-totals for each account. In column (c) report "From Whom Purchased" alphabetically, and note affiliates with an asterisk (*). Report volumes in Mcf (at 14.65 p.s.i.a and 60 degrees Farenheit).

Ln No.	Acct. No. (a)	Contract No. (b)	From Whom Purchased (c)	Volume Mcf (d)	Annual Cost (e)	Line No.
1			(SEE ATTACHED SCHEDULE)			1
2						2
3						3
4						4
5						5
6						6
7	TOTAL			1,821,842	$ 8,242,115	7

Gathering and Transmission Gas Sales in Texas (Accts. 480-484)

Report the following information by RRC tariff. Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC Account 481 into Account 481S for small commercial and industrial and Account 481L for large commercial and industrial. Show sub-totals for each acct. including 481S adn 481L. In col. (c), note affiliates with an asterisk (*). In col. (d), show average Btu per cubic foot in parentheses below total volume.

Ln No.	Acct. No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume - Mcf (Btu/cf) (d)	Annual Revenue (e)	Line No.
8			NONE	Btu/Cf( )	$	8
9				Btu/Cf( )		9
10				Btu/Cf( )		10
11				Btu/Cf( )		11
12				Btu/Cf( )		12
13				Btu/Cf( )		13
14	TOTAL				$	14

GATHERING AND TRANSMISSION GAS PURCHASES IN TEXAS
(ACCTS. 800-804)

Line No.	Acct. No. (a)	Contract No. (b)	From Whom Purchased (c)	Volume Mcf (d)	Annual Cost (e)	Line No.
1	803	various	CENTERPOINT ENERGY GAS TRANSMISSION COMPANY*	(4,701)	$ (7,763)	1
2	803	various	CENTERPOINT ENERGY GAS TRANSMISSION COMPANY*	(9,044)	(58,163)	2
3						3
4						4
5						5
6						6
7						7
8						8
9						9
10						10
11						11
12						12
13						13
14						14
15						15
16						16
17						17
18						18
19						19
20						20
21						21
22						22
23						23
24						24
25						25
26						26
27						27
28						28
29						29
30						30
31						31
32						32
33						33
34						34
35						35
36						36
37						37
38			TOTAL PURCHASES ACCTS. 800-804 IN TEXAS	(13,745)	$ (65,926)	38

GATHERING AND TRANSMISSION GAS PURCHASES IN TEXAS
(ACCTS. 800-804)

Line No.	Acct. No. (a)	Contract No. (b)	From Whom Purchased (c)	Volume Mcf (d)	Annual Cost (e)	Line No.
1	804	various	AQUILA ENERGY MARKETING	10,176	$ 24,855	1
2	804	various	BP ENERGY COMPANY	693,341	2,233,829	2
3	804	various	CINERGY	1,773	7,103	3
4	804	various	CENTERPOINT ENERGY SERVICES, INC*	580,279	2,427,086	4
5	804	various	CENTERPOINT ENERGY GAS TRANSMISSION CO	(75,325)	(257,820)	5
6	804	various	DUKE ENERGY TRADING AND MKTG	3,237	13,399	6
7	804	various	DYNEGY INC.	90,425	73,015	7
8	804	various	ENTEX GAS MARKETING*	338,694	1,338,707	8
9	804	various	MARATHON OIL COMPANY	57,388	105,504	9
10	804	various	MRT ENERGY MARKETING	36,668	25,203	10
11	804	various	MURPHY OIL, USA, INC	21,914	14,871	11
12	804	various	OG&E ENERGY SERVICES	1,119	4,305	12
13	804	various	OILCO	972	4,104	13
14	804	various	ONEOK ENERGY MKTG & TRADING CO	(16,143)	43,023	14
15	804	various	SEMINOLE ENERGY	1,595	6,568	15
16	804	various	SOUTHWESTERN ENERGY SERVICES COMPANY	2,368	3,436	16
17	804	various	TENASKA MARKETING VENTURES	31,024	105,356	17
18	804	various	TEXLA ENERGY MANAGEMENT	56,082	223,838	18
19						19
20						20
21						21
22						22
23						23
24						24
25						25
26						26
27						27
28						28
29						29
30						30
31						31
32						32
33						33
34						34
35						35
36			TOTAL ACCOUNT 804 IN TEXAS	1,835,587	$ 6,396,382	36
37			TOTAL PURCHASES ACCTS. 800-804 IN TEXAS	1,821,842	$ 6,330,456	37

GATHERING AND TRANSMISSION GAS PURCHASES IN TEXAS
(ACCT 858)

Line No.	Acct. No. (a)	Contract No. (b)	From Whom Purchased (c)	Volume Mcf (d)	Annual Cost (e)	Line No.
1	858	various	CENTERPOINT ENERGY GAS TRANSMISSION COMPANY*		$ 1,911,659	1
2	858	various	NATURAL GAS PIPELINE			2
3						3
4						4
5						5
6						6
7						7
8						8
9						9
10						10
11						11
12						12
13						13
14						14
15						15
16						16
17						17
18						18
19						19
20						20
21						21
22						22
23						23
24						24
25						25
26						26
27						27
28						28
29						29
30						30
31						31
32						32
33						33
34						34
35						35
36						36
37						37
38			TOTAL ACCOUNT 804 IN TEXAS	0	$ 1,911,659	38
39			TOTAL PURCHASES ACCTS. 800-804 IN TEXAS	1,821,842	$ 8,242,115	39

Revenue From Transportation (and Compression) Of Gas In Texas
(ACCT. 489)

Report the following for Account 489 by RRC tariff. In columns (d) and (e) all volumes must be shown in Mcf (at 14.65 p.s.i.a. and 60 degrees Farenheit). In column (b) note affiliates with an asterick. In column (c), identify, wherever possible, the type(s) of service available under the contract using th following codes: T=transporation; G=gathering; N=NGPA Sec. 311 Service; B= backhaul; E=exchange; C=compression; S=storage embedded in transporation service; O=other(explain in footnote).
If more than one code applies to a tariff, show the codes on one line without attempting to break down the volumes and revenues.

Line No.	Tariff No. or FERC Docket No. (a)	Customer Name or RRC Customer ID No. (b)	Type (c)	Volume (Mcf) Received (d)	Volume (Mcf) Delivered (e)	Annual Revenue (f)	Amount Per MCF (g)	Line No.
1	TN-5618-DT-12	CI-5618-DT-17	T	52,852	52,852	$ 60,745	$ 1.149	1
2				-	-			2
3				-	-	-		3
4				-	-	-		4
5				-	-	-		5
6				-	-	-		6
7				-	-	-		7
8				-	-	-		8
9				-	-	-		9
10				-	-	-		10
11				-	-			11
12				-	-	-		12
13	TOTAL			52,852	52,852	$ 60,745	$ 1.149	13

Other Gas Revenues (Acct. 495)

Detail below revenues derived from gas operations not includible in any of the foregoing operating revenue accounts.

Ln. No.	Description of Operations: (a)		Amount (b)	Ln. No.
1	Storage fees		$	1
2	Dehydration & Processing Fees			2
3	Brokerage Commissions			3
4	Billing, Engineering Services, etc.			4
5	Other (explain)	Tax Collection Fees	1,653	5
6		Other Operating - EDIT	10,940	6
7				7
8				8
9				9
10	TOTAL (Must equal p. 25 Ln 20)		$ 12,593	10

* If engaged in storage for third parties, your annual revenue (col. b) must equal the amount reported on "ANNUAL GAS STORAGE OPERATOR REPORT", as filed with the R-3 Section, Oil & Gas Division. If there is a difference, reconcile below.

TOTAL DISTRIBUTION SYSTEM OPERATIONS - Entire Company

TOTAL - ALL LOCATIONS							
Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Mcf (14.65 p.s.i.a.) (c)	Revenues at Net/Gross Tariff Rates (d)	Forfeited Discounts (487) (e)	Total Amount (Col. d + e) (f)	Line No.
1	Gas Sales:						1
2	(480) Residential	620,274	41,771,567	$ 384,166,858	$ 4,257,128	$ 388,423,986	2
3	(481) Sm. Comm. and Industrial	71,442	30,031,636	216,898,778	$ 2,403,554	219,302,332	3
4	(481) Lg. Comm. and Industrial					-	4
5	(482) Other Sales to Pub. Auth.						5
6	(483) Sales for Resale						6
7	(484) Interdepartmental Sales						7
8	Other (Specify)					-	8
9	TOTAL GAS SALES	691,716	71,803,203	$ 601,065,636	$ 6,660,682	$ 607,726,318	9
10	(488) Misc. Service Revenues			7,988,698		7,988,698	10
11	(489) Transport For a Fee	253	37,318,172	12,015,804		12,015,804	11
12	TOTAL OPERATING REVENUE	691,969	109,121,375	$ 621,070,138	$ 6,660,682	$ 627,730,820	12

Line No.	Operating Expenses (a)	Mcf (b)		Amount (c)	Line No.
13	(800-804) Purchased Gas	75,828,577		$ 361,648,065	13
14	(858) Transmission by Others *				14
15	TOTAL GAS PURCHASED			$ 361,648,065	15
16	(805-813) Other Gas Supply Expenses			45,098,498	16
17	(870-894) Operation and Maintenance Expenses			46,017,202	17
18	(901-918) Customer Account and Sales Expenses			30,249,171	18
19	(920-932) Administrative & General Expenses			64,122,026	19
20	(403-407.2) Depreciation and Amortization **			41,965,261	20
21	(408.1) Taxes Other Than Income Taxes			23,939,521	21
22	(409.1) Income Taxes **			1,875,069	22
23	(410.1-411.1) Net Deferred Income Taxes **			(8,475,078)	23
24	Other (Specify)				24
25	TOTAL OPERATING EXPENSES (Lns. 15c through 24c)			$ 606,439,735	25
26	NET OPERATING INCOME (Ln. 12f minus Ln. 25c)			$ 21,291,085	26

Line No.	SUMMARY OF GAS HANDLED: (must be completed for both periods) (a)	PERIOD: 1/1/02 to 12/31/02 Volume (Mcf) (b)	Amount (c)	PERIOD: 7/1/01 to 6/30/02 Volume (Mcf) (d)	Amount (e)	Line No.
27	Total Gas Purchased & Transportation Receipts	113,146,749	$ 361,648,065	111,182,054	$ 190,954,176	27
28	Less: Total Gas Sales & Transport Deliveries	109,121,375		112,387,369		28
29	Company Used Gas	56,592		65,455		29
30	Other (Specify)	3,857,366		(4,177,612)		30
31	Unaccounted for Gas	111,416		2,906,842		31
32	Percentage Lost & Unacct. For (Ln. 31 / Ln. 27)	0%		3%		32

* For unbundled gas purchases, show cost of gas in accounts 800 - 804 and cost of transportation in account 858.

** *If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferably straight-line, and provide in a separate footnote.*

See Footnote Data pg. 43

TOTAL DISTRIBUTION SYSTEM OPERATIONS - Entire Company (Continued)

INCORPORATED							
Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Mcf (14.65 p.s.i.a.) (c)	Revenues at Net/Gross Tariff Rates (d)	Forfeited Discounts (487) (e)	Total Amount (Col. d + e) (f)	Line No.
33	Gas Sales:						33
34	(480) Residential			$	$	$	34
35	(481) Sm. Commercial and Industrial						35
36	(481) Lg. Commercial and Industrial						36
37	(482) Other Sales to Pub. Authorities		See Footnote Data pg 43				37
38	(483) Sales for Resale						38
39	(484) Interdepartmental Sales						39
40	Other (Specify)						40
41	TOTAL GAS SALES - INCORP.			$	$	$	41
42	(488) Misc. Service Revenues						42
43	(489) Transport For a Fee						43
44	TOTALS (For Each Column)			$	$	$	44

UNINCORPORATED / ENVIRONS							
Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Mcf (14.65 p.s.i.a.) (c)	Revenues at Net/Gross Tariff Rates (d)	Forfeited Discounts (487) (e)	Total Amount (Col. d + e) (f)	Line No.
45	Gas Sales:						45
46	(480) Residential			$	$	$	46
47	(481) Sm. Commercial and Industrial						47
48	(481) Lg. Commercial and Industrial						48
49	(482) Other Sales to Pub. Authorities		See Footnote Data pg 43				49
50	(483) Sales for Resale						50
51	(484) Interdepartmental Sales						51
52	Other (Specify)						52
53	TOTAL GAS SALES - ENVIRONS			$	$	$	53
54	(488) Misc. Service Revenues						54
55	(489) Transport For a Fee						55
56	TOTALS (For Each Column)			$	$	$	56

TOTAL LOCATION			
Line No.	Net Utility Plant ** (assuming straight-line depreciation) (a)	Amount (b)	Line No.
57	(301-303) Intangible Plant	$ 24,760,860	57
58	(374-387) Distribution Plant	404,738,453	58
59	(389-399) General Plant	25,523,576	59
60	Other (Specify)		60
61	TOTAL NET UTILITY PLANT (Lns. 57 through 60)	$ 455,022,889	61

** For Net Utility Plant (and Depreciation and F.I.T.) indicate your method of allocations in footnotes, if applicable.
See Footnote Data pg. 43

TOTAL DISTRIBUTION SYSTEM OPERATIONS - Texas Only

TOTAL - ALL TEXAS LOCATIONS

Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Mcf (14.65 p.s.i.a.) (c)	Revenues at Net/Gross Tariff Rates (d)	Forfeited Discounts (487) (e)	Total Amount (Col. d + e) (f)	Line No.
1	Gas Sales:						1
2	(480) Residential	14,263	895,627	$ 8,280,649	$ 17,833	$ 8,298,482	2
3	(481) Sm. Comm. and Industrial	1,624	846,771	5,698,804	12,274	5,711,078	3
4	(481) Lg. Comm. and Industrial					-	4
5	(482) Other Sales to Pub. Auth.						5
6	(483) Sales for Resale						6
7	(484) Interdepartmental Sales						7
8	Other (Specify)						8
9	TOTAL GAS SALES	15,887	1,742,398	$ 13,979,453	$ 30,107	$ 14,009,560	9
10	(488) Misc. Service Revenues			$ 136,597		$ 136,597	10
11	(489) Transport For a Fee	2	52,852	60,745		60,745	11
12	TOTAL OPERATING REVENUE	15,889	1,795,250	$ 14,176,795	$ 30,107	$ 14,206,902	12

Line No.	Operating Expenses (a)	Mcf (b)	Amount (c)	Line No.
13	(800-804) Purchased Gas	1,877,497	$ 9,188,833	13
14	(858) Transmission by Others *		0	14
15	TOTAL GAS PURCHASED		$ 9,188,833	15
16	(805-813) Other Gas Supply Expenses		(449,630)	16
17	(870-894) Operation and Maintenance Expenses		407,132	17
18	(901-918) Customer Account and Sales Expenses		410,431	18
19	(920-932) Administrative & General Expenses		1,061,425	19
20	(403-407.2) Depreciation and Amortization **		967,068	20
21	(408.1) Taxes Other Than Income Taxes		594,046	21
22	(409.1) Income Taxes **		1,664,949	22
23	(410.1-411.1) Net Deferred Income Taxes **		(344,909)	23
24	Other (Specify)			24
25	TOTAL OPERATING EXPENSES (Lns. 15c through 24c)		$ 13,499,345	25
26	**NET OPERATING INCOME (Ln. 12f minus Ln. 25c)**		$ 707,557	26

Line No.	SUMMARY OF GAS HANDLED: (must be completed for both periods) (a)	PERIOD:1/1/02 to 12/31/02 Volume (Mcf) (b)	Amount (c)	PERIOD:7/1/01 to 6/30/02 Volume (Mcf) (d)	Amount (e)	Line No.
27	Total Gas Purchased & Transportation Receipts	1,930,349	$9,188,833	4,121,447	$12,857,996	27
28	Less: Total Gas Sales & Transport Deliveries	1,795,250		3,536,622		28
29	Company Used Gas	-		143		29
30	Other (Specify)-Shrinkage and Injections	18,698		823,792		30
31	Unaccounted for Gas	116,401		(239,110)		31
32	Percentage Lost & Unacct. For (Ln. 31 / Ln. 27)	6%		-6%		32

* For unbundled gas purchases, show cost of gas in accounts 800 - 804 and cost of transportation in account 858.

** *If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferably straight-line, and provide in a separate footnote.*

See Footnote Data pg. 43

TOTAL DISTRIBUTION SYSTEM OPERATIONS - Texas Only (Continued)

INCORPORATED							
Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Mcf (14.65 p.s.i.a.) (c)	Revenues at Net/Gross Tariff Rates (d)	Forfeited Discounts (487) (e)	Total Amount (Col. d + e) (f)	Line No.
33	Gas Sales:						33
34	(480) Residential	12,407	790,379	$ 7,307,568	$ 15,737	$ 7,323,305	34
35	(481) Sm. Commercial and Industrial	1,475	773,634	5,206,592	11,214	5,217,806	35
36	(481) Lg. Commercial and Industrial						36
37	(482) Other Sales to Pub. Authorities						37
38	(483) Sales for Resale						38
39	(484) Interdepartmental Sales						39
40	Other (Specify)						40
41	TOTAL GAS SALES - INCORP.	13,882	1,564,013	$ 12,514,160	$ 26,951	$ 12,541,111	41
42	(488) Misc. Service Revenues			122,278		122,278	42
43	(489) Transport For a Fee	1	46,674	53,644		53,644	43
44	TOTALS (For Each Column)	13,883	1,610,687	$ 12,690,082	$ 26,951	$ 12,717,033	44

UNINCORPORATED / ENVIRONS							
Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Mcf (14.65 p.s.i.a.) (c)	Revenues at Net/Gross Tariff Rates (d)	Forfeited Discounts (487) (e)	Total Amount (Col. d + e) (f)	Line No.
45	Gas Sales:						45
46	(480) Residential	1,856	105,248	$ 973,081	$ 2,096	$ 975,177	46
47	(481) Sm. Commercial and Industrial	149	73,137	492,212	1,060	493,272	47
48	(481) Lg. Commercial and Industrial				0	0	48
49	(482) Other Sales to Pub. Authorities						49
50	(483) Sales for Resale						50
51	(484) Interdepartmental Sales						51
52	Other (Specify)						52
53	TOTAL GAS SALES - ENVIRONS	2,005	178,385	$ 1,465,293	$ 3,156	$ 1,468,449	53
54	(488) Misc. Service Revenues			$ 14,318		$ 14,318	54
55	(489) Transport For a Fee	1	6,178	7,101		7,101	55
56	TOTALS (For Each Column)	2,006	184,563	$ 1,486,712	$ 3,156	$ 1,489,868	56

TOTAL LOCATION			
Line No.	Net Utility Plant ** (assuming straight-line depreciation) (a)	Amount (b)	Line No.
57	(301-303) Intangible Plant	$ 501,393	57
58	(374-387) Distribution Plant	9,419,539	58
59	(389-399) General Plant	332,926	59
60	Other (Specify)		60
61	TOTAL NET UTILITY PLANT (Lns. 57 through 60)	$ 10,253,858	61

** For Net Utility Plant (and Depreciation and F.I.T.) indicate your method of allocations in footnotes, if applicable.
See Footnote Data pg. 43

INDEX OF TEXAS DISTRIBUTION TOWNS AND LOCATIONS

2002

Effective January 1, 2002, CenterPoint Energy Entex began serving customers of CenterPoint Energy Arkla in Texas (except for customers in the Texarkana, Texas service area). The decision to "transfer" these customers was based on operational and customer service considerations.

Distribution System Operations

Nash
Town or Location
Texarkana
District or Zone
Louisiana & Texas Bowie
Division County

NOTE: A separate set of pages must be filled out for each town or location. alphabetical index.

(If more than two gas suppliers, see page 40.)

TOTAL LOCATION

Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Mcf (14.65 p.s.i.a.) (c)	Revenues at Net-Gross Tariff Rates (d)	Forfeited Discounts (487) (e)	Total Amount (Col. d + e) (f)	Line No.
1	Gas Sales:						1
2	(480) Residential	491	42,478	$ 392,735	$ 846	$ 393,581	2
3	(481) Sm. Commercial and Indu	58	18,669	125,638	271	125,909	3
4	(481) Lg. Commercial and Indus	0	0	0	0	0	4
5	(482) Other Sales to Pub Authorities		0		0	0	5
6	(483) Sales for Resale		0		0	0	6
7	(484) Interdepartmental Sales		0		0	0	7
8	Other (Specify)		0		0	0	8
9	TOTAL GAS SALES	549	61,147	$ 518,373	$ 1,117	$ 519,490	9
10	(488) Misc. Serv Revenues			5,065		5,065	10
11	(489) Transport For a Fee	1	46,674	53,644	0	53,644	11
12	TOTAL OPERATING REVENUI	550	107,821	$ 577,082	$ 1,117	$ 578,199	12

Line No.	Operating Expenses (a)	Mcf (b)	Name of Seller or Transporter (c)	Amount (d)	Line No.
13	(800-804) Purchased Gas	65,888	Based on average value of gas purchased	$ 322,469	13
14	(800-804) Purchased Gas				14
15	(858) Transportation By Others			0	15
16	TOTAL GAS PURCHASED	65,888		$ 322,469	16
					0
17	(805-813) Other Gas Supply Expenses			(15,556)	17
18	(870-894) Operations and Maintenance Expenses			14,085	18
19	(901-918) Customer Account and Sales Expenses			14,200	19
20	(920-932) Administrative and General Expenses			36,722	20
21	(403-407.2) Depreciation and Amortization**			33,457	21
22	(408.1) Other Taxes (Exclude FIT)			20,552	22
23	(409.1) Income Taxes**			57,602	23
24	(410.1-411.1) Net Deferred Income Taxes			(11,933)	24
25	Other (Specify)			0	25
26	TOTAL OPERATING EXPENSES (Lns. 16d through 25d)			$ 471,598	26
27	**NET OPERATING INCOME (Ln. 12f minus Ln. 26d)**			$ 106,601	27

Line No.	SUMMARY OF GAS HANDLED: (must be completed for both periods) (a)	Period: 01/1/02 to 12/31/02 Volumes (Mcf) (b)	Amount (c)	Period: 07/1/01 to 06/30/02 Volumes (Mcf) (d)	Amount (e)	Line No.
28	Total Gas Purchased & Transportation Recei	112,562	$ 322,469	247,530	$ 451,233	28
29	Less: Total Gas Sales & Transport Deliverie:	107,821		212,406		29
30	Company Used Gas	0		9		30
31	Other (Storage, Shrinkage)	656		49,476		31
32	Unaccounted for Gas	4,085		(14,361)		32
33	Percentage Lost & Unacct. For (Ln. 31 / Ln. 2	3.63%		-5.80%		33

*For unbundled gas puchases, show cost of gas in accounts 800 - 804 and cost of transportation in account 858.

** *If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferable straight-line and provide in a separate footnote.*

DISTRIBUTION SYSTEM OPERATIONS (Cont.) Town/Location: Nash

INCORPORATED*

Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Mcf (14.65 p.s.i.a.) (c)		Revenues at Net-Gross Tariff Rates (d)		Forfeited Discounts (487) (e)		Total Amount (Col. d + e) (f)	Line No.
34	Gas Sales:									34
35	(480) Residential	490	42,391	$	391,935	$	844	$	392,779	35
36	(481) Sm. Commercial and Indu	56	18,002		121,151		261		121,412	36
37	(481) Lg. Commercial and Indus	0	0		0		0		0	37
38	(482) Other Sales to Pub Authorities								0	38
39	(483) Sales for Resale								0	39
40	(484) Interdepartmental Sales								0	40
41	Other (Specify)								0	41
42	TOTAL GAS SALES	546	60,393	$	513,086	$	1,105	$	514;191	42
43	(488) Misc. Serv Revenues			$	5,013	$		$	5,013	43
44	(489) Transport For a Fee	1	46,674		53,644				53,644	44
45	TOTALS (For Each Column)	547	107,067	$	571,743	$	1,105	$	572,848	45

UNINCORPORATED / ENVIRONS*

Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Mcf (14.65 p.s.i.a.) (c)		Revenues at Net-Gross Tariff Rates (d)		Forfeited Discounts (487) (e)		Total Amount (Col. d + e) (f)	Line No.
46	Gas Sales:									46
47	(480) Residential	1	87	$	800	$	2	$	802	47
48	(481) Sm. Commercial and Indu	2	667		4,487		10		4,497	48
49	(481) Lg. Commercial and Indus	0	0		0		0		0	49
50	(482) Other Sales to Pub Authorities								0	50
51	(483) Sales for Resale								0	51
52	(484) Interdepartmental Sales								0	52
53	Other (Specify)								0	53
54	TOTAL GAS SALES - ENVIROI	3	754	$	5,287	$	12	$	5,299	54
55	(488) Misc. Serv Revenues			$	52	$		$	52	55
56	(489) Transport For a Fee	0	0		0		0		0	56
57	TOTALS (For Each Column)	3	754	$	5,339	$	12	$	5,351	57

TOTAL LOCATION

Line No.	Net Utility Plant** (assuming straight-line depreciation) (a)		Amount (b)	Line No.
58	(301 - 303) Intangible Plant	$	17,347	58
59	(374 - 387) Distribution Plant		325,885	59
60	(389 - 399) General Plant		11,518	60
61	Other (Specify)		0	61
62	TOTAL NET UTILITY PLANT (Lns. 58 through 61)	$	354,750	62

*If Incorporated and Environs Rates are the same, so state and only complete all column (b) entries on this page.
**For Net Utility Plant (and Depreciation and F.I.T.) indicate your method of allocations in footnotes, if applicable.

Distribution System Operations

Redwater
Town or Location
Texarkana
District or Zone
Louisiana & Texas Bowie
Division County

NOTE: A separate set of pages must be filled out for each town or location. alphabetical index.

(If more than two gas suppliers, see page 40.)

TOTAL LOCATION

Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Mcf (14.65 p.s.i.a.) (c)	Revenues at Net-Gross Tariff Rates (d)	Forfeited Discounts (487) (e)	Total Amount (Col. d + e) (f)	Line No.
1	Gas Sales:						1
2	(480) Residential	552	13,020	$ 120,377	$ 259	$ 120,636	2
3	(481) Sm. Commercial and Indu	48	10,000	67,301	145	67,446	3
4	(481) Lg. Commercial and Indus	0	0	0	0	0	4
5	(482) Other Sales to Pub Authorities		0		0	0	5
6	(483) Sales for Resale		0		0	0	6
7	(484) Interdepartmental Sales		0		0	0	7
8	Other (Specify)		0		0	0	8
9	TOTAL GAS SALES	600	23,020	$ 187,678	$ 404	$ 188,082	9
10	(488) Misc. Serv Revenues			1,834		1,834	10
11	(489) Transport For a Fee	0	0	0	0	.0	11
12	TOTAL OPERATING REVENUE	600	23,020	$ 189,512	$ 404	$ 189,916	12

Line No.	Operating Expenses (a)	Mcf (b)	Name of Seller or Transporter (c)	Amount (d)	Line No.
13	(800-804) Purchased Gas	24,805	Based on average value of gas purchased	$ 121,400	13
14	(800-804) Purchased Gas				14
15	(858) Transportation By Others			0	15
16	TOTAL GAS PURCHASED	24,805		$ 121,400	16
					0
17	(805-813) Other Gas Supply Expenses			(16,978)	17
18	(870-894) Operations and Maintenance Expenses			15,374	18
19	(901-918) Customer Account and Sales Expenses			15,498	19
20	(920-932) Administrative and General Expenses			40,080	20
21	(403-407.2) Depreciation and Amortization**			36,517	21
22	(408.1) Other Taxes (Exclude FIT)			22,432	22
23	(409.1) Income Taxes**			62,870	23
24	(410.1-411.1) Net Deferred Income Taxes			(13,024)	24
25	Other (Specify)			0	25
26	TOTAL OPERATING EXPENSES (Lns. 16d through 25d)			$ 284,169	26
27	**NET OPERATING INCOME (Ln. 12f minus Ln. 26d)**			$ (94,253)	27

Line No.	SUMMARY OF GAS HANDLED: (must be completed for both periods) (a)	Period: 01/1/02 to 12/31/02 Volumes (Mcf) (b)	Amount (c)	Period: 07/1/01 to 06/30/02 Volumes (Mcf) (d)	Amount (e)	Line No.
28	Total Gas Purchased & Transportation Receip	24,805	$ 121,400	52,848	$ 169,876	28
29	Less: Total Gas Sales & Transport Deliveries	23,020		45,349		29
30	Company Used Gas	0		2		30
31	Other (Storage, Shrinkage)	247		10,563		31
32	Unaccounted for Gas	1,538		(3,066)		32
33	Percentage Lost & Unacct. For (Ln. 31 / Ln. 2	6.20%		-5.80%		33

*For unbundled gas puchases, show cost of gas in accounts 800 - 804 and cost of transportation in account 858.

** *If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferable straight-line and provide in a separate footnote.*

DISTRIBUTION SYSTEM OPERATIONS (Cont.) Town/Location: Redwater

INCORPORATED*

Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Mcf (14.65 p.s.i.a.) (c)		Revenues at Net-Gross Tariff Rates (d)		Forfeited Discounts (487) (e)		Total Amount (Col. d + e) (f)	Line No.
34	Gas Sales:									34
35	(480) Residential	205	4,837	$	44,724	$	96	$	44,820	35
36	(481) Sm. Commercial and Indu	27	5,652		38,039		82		38,121	36
37	(481) Lg. Commercial and Indus	0	0		0		0		0	37
38	(482) Other Sales to Pub Authorities								0	38
39	(483) Sales for Resale								0	39
40	(484) Interdepartmental Sales								0	40
41	Other (Specify)								0	41
42	TOTAL GAS SALES	232	10,489	$	82,763	$	178	$	82,941	42
43	(488) Misc. Serv Revenues			$	809	$		$	809	43
44	(489) Transport For a Fee	0	0		0		0		0	44
45	TOTALS (For Each Column)	232	10,489	$	83,572	$	178	$	83,750	45

UNINCORPORATED / ENVIRONS*

Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Mcf (14.65 p.s.i.a.) (c)		Revenues at Net-Gross Tariff Rates (d)		Forfeited Discounts (487) (e)		Total Amount (Col. d + e) (f)	Line No.
46	Gas Sales:									46
47	(480) Residential	347	8,183	$	75,653	$	163	$	75,816	47
48	(481) Sm. Commercial and Indu	21	4,348		29,262		63		29,325	48
49	(481) Lg. Commercial and Indus	0	0		0		0		0	49
50	(482) Other Sales to Pub Authorities								0	50
51	(483) Sales for Resale								0	51
52	(484) Interdepartmental Sales								0	52
53	Other (Specify)								0	53
54	TOTAL GAS SALES - ENVIRON	368	12,531	$	104,915	$	226	$	105,141	54
55	(488) Misc. Serv Revenues			$	1,025	$		$	1,025	55
56	(489) Transport For a Fee	0	0		0		0		0	56
57	TOTALS (For Each Column)	368	12,531	$	105,940	$	226	$	106,166	57

TOTAL LOCATION

Line No.	Net Utility Plant** (assuming straight-line depreciation) (a)		Amount (b)	Line No.
58	(301 - 303) Intangible Plant	$	18,933	58
59	(374 - 387) Distribution Plant		355,691	59
60	(389 - 399) General Plant		12,572	60
61	Other (Specify)		0	61
62	**TOTAL NET UTILITY PLANT (Lns. 58 through 61)**	$	387,196	62

*If Incorporated and Environs Rates are the same, so state and only complete all column (b) entries on this page.
**For Net Utility Plant (and Depreciation and F.I.T.) indicate your method of allocations in footnotes, if applicable.

Distribution System Operations

Texarkana
Town or Location
Texarkana
District or Zone
Louisiana & Texas **Bowie**
Division County

NOTE: A separate set of pages must be filled out for each town or location. alphabetical index.

(If more than two gas suppliers, see page 40.)

TOTAL LOCATION

Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Mcf (14.65 p.s.i.a.) (c)	Revenues at Net-Gross Tariff Rates (d)	Forfeited Discounts (487) (e)	Total Amount (Col. d + e) (f)	Line No.
1	Gas Sales:						1
2	(480) Residential	11,368	731,854	$ 6,766,461	$ 14,572	$ 6,781,033	2
3	(481) Sm. Commercial and Indu	1,472	801,088	5,391,358	11,611	5,402,969	3
4	(481) Lg. Commercial and Indus	0	0	0	0	0	4
5	(482) Other Sales to Pub Authorities		0		0	0	5
6	(483) Sales for Resale		0		0	0	6
7	(484) Interdepartmental Sales		0		0	0	7
8	Other (Specify)		0		0	0	8
9	TOTAL GAS SALES	12,840	1,532,942	$ 12,157,819	$ 26,183	$ 12,184,002	9
10	(488) Misc. Serv Revenues			118,798		118,798	10
11	(489) Transport For a Fee	1	6,178	7,101	0	7,101	11
12	TOTAL OPERATING REVENUE	12,841	1,539,120	$ 12,283,718	$ 26,183	$ 12,309,901	12

Line No.	Operating Expenses (a)	Mcf (b)	Name of Seller or Transporter (c)	Amount (d)	Line No.
13	(800-804) Purchased Gas	1,651,801	Based on average value of gas purchased	$ 8,084,231	13
14	(800-804) Purchased Gas				14
15	(858) Transportation By Others			0	15
16	TOTAL GAS PURCHASED	1,651,801		$ 8,084,231	16
					0
17	(805-813) Other Gas Supply Expenses			(363,387)	17
18	(870-894) Operations and Maintenance Expenses			329,041	18
19	(901-918) Customer Account and Sales Expenses			331,707	19
20	(920-932) Administrative and General Expenses			857,835	20
21	(403-407.2) Depreciation and Amortization**			781,577	21
22	(408.1) Other Taxes (Exclude FIT)			480,103	22
23	(409.1) Income Taxes**			1,345,598	23
24	(410.1-411.1) Net Deferred Income Taxes			(278,752)	24
25	Other (Specify)			0	25
26	TOTAL OPERATING EXPENSES (Lns. 16d through 25d)			$ 11,567,953	26
27	**NET OPERATING INCOME (Ln. 12f minus Ln. 26d)**			$ 741,948	27

Line No.	SUMMARY OF GAS HANDLED: (must be completed for both periods) (a)	Period: 01/1/02 to 12/31/02 Volumes (Mcf) (b)	Amount (c)	Period: 07/1/01 to 06/30/02 Volumes (Mcf) (d)	Amount (e)	Line No.
28	Total Gas Purchased & Transportation Receip	1,657,979	$ 8,084,231	3,533,437	$ 11,312,319	28
29	Less: Total Gas Sales & Transport Deliveries	1,539,120		3,032,049		29
30	Company Used Gas	0		122		30
31	Other (Storage, Shrinkage)	16,451		706,261		31
32	Unaccounted for Gas	102,408		(204,995)		32
33	Percentage Lost & Unacct. For (Ln. 31 / Ln. 2	6.18%		-5.80%		33

*For unbundled gas puchases, show cost of gas in accounts 800 - 804 and cost of transportation in account 858.

** *If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferable straight-line and provide in a separate footnote.*

DISTRIBUTION SYSTEM OPERATIONS (Cont.) Town/Location: Texarkana

INCORPORATED*

Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Mcf (14.65 p.s.i.a.) (c)		Revenues at Net-Gross Tariff Rates (d)		Forfeited Discounts (487) (e)		Total Amount (Col. d + e) (f)	Line No.
34	Gas Sales:									34
35	(480) Residential	9,893	636,787	$	5,887,502	$	12,679	$	5,900,181	35
36	(481) Sm. Commercial and Indu	1,348	733,722		4,937,985		10,635		4,948,620	36
37	(481) Lg. Commercial and Indus	0	0		0		0		0	37
38	(482) Other Sales to Pub Authorities								0	38
39	(483) Sales for Resale								0	39
40	(484) Interdepartmental Sales								0	40
41	Other (Specify)								0	41
42	TOTAL GAS SALES	11,241	1,370,509	$	10,825,487	$	23,314	$	10,848,801	42
43	(488) Misc. Serv Revenues			$	105,778	$		$	105,778	43
44	(489) Transport For a Fee	0	0		0		0		0	44
45	TOTALS (For Each Column)	11,241	1,370,509	$	10,931,265	$	23,314	$	10,954,579	45

UNINCORPORATED / ENVIRONS*

Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Mcf (14.65 p.s.i.a.) (c)		Revenues at Net-Gross Tariff Rates (d)		Forfeited Discounts (487) (e)		Total Amount (Col. d + e) (f)	Line No.
46	Gas Sales:									46
47	(480) Residential	1,475	95,067	$	878,959	$	1,893	$	880,852	47
48	(481) Sm. Commercial and Indu	124	67,366		453,373		976		454,349	48
49	(481) Lg. Commercial and Indus	0	0		0		0		0	49
50	(482) Other Sales to Pub Authorities								0	50
51	(483) Sales for Resale								0	51
52	(484) Interdepartmental Sales								0	52
53	Other (Specify)								0	53
54	TOTAL GAS SALES - ENVIRON	1,599	162,433	$	1,332,332	$	2,869	$	1,335,201	54
55	(488) Misc. Serv Revenues			$	13,019	$		$	13,019	55
56	(489) Transport For a Fee	1	6,178		7,101		0		7,101	56
57	TOTALS (For Each Column)	1,600	168,611	$	1,352,452	$	2,869	$	1,355,321	57

TOTAL LOCATION

Line No.	Net Utility Plant** (assuming straight-line depreciation) (a)		Amount (b)	Line No.
58	(301 - 303) Intangible Plant	$	405,221	58
59	(374 - 387) Distribution Plant		7,612,794	59
60	(389 - 399) General Plant		269,068	60
61	Other (Specify)		0	61
62	TOTAL NET UTILITY PLANT (Lns. 58 through 61)	$	8,287,083	62

*If Incorporated and Environs Rates are the same, so state and only complete all column (b) entries on this page.
**For Net Utility Plant (and Depreciation and F.I.T.) indicate your method of allocations in footnotes, if applicable.

Distribution System Operations

Wake Village
Town or Location
Texarkana
District or Zone
Louisiana & Texas Bowie
Division County

NOTE: A separate set of pages must be filled out for each town or location. alphabetical index.

(If more than two gas suppliers, see page 40.)

TOTAL LOCATION

Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Mcf (14.65 p.s.i.a.) (c)	Revenues at Net-Gross Tariff Rates (d)	Forfeited Discounts (487) (e)	Total Amount (Col. d + e) (f)	Line No.
1	Gas Sales:						1
2	(480) Residential	1,852	108,275	$ 1,001,076	$ 2,156	$ 1,003,232	2
3	(481) Sm. Commercial and Indu	46	17,014	114,507	247	114,754	3
4	(481) Lg. Commercial and Indus	0	0	0	0	0	4
5	(482) Other Sales to Pub Authorities		0		0	0	5
6	(483) Sales for Resale		0		0	0	6
7	(484) Interdepartmental Sales		0		0	0	7
8	Other (Specify)		0		0	0	8
9	TOTAL GAS SALES	1,898	125,289	$ 1,115,583	$ 2,403	$ 1,117,986	9
10	(488) Misc. Serv Revenues			10,900		10,900	10
11	(489) Transport For a Fee	0	0	0	0	0	11
12	TOTAL OPERATING REVENUE	1,898	125,289	$ 1,126,483	$ 2,403	$ 1,128,886	12

Line No.	Operating Expenses (a)	Mcf (b)	Name of Seller or Transporter (c)	Amount (d)	Line No.
13	(800-804) Purchased Gas	135,003	Based on average value of gas purchased	$ 660,733	13
14	(800-804) Purchased Gas				14
15	(858) Transportation By Others			0	15
16	TOTAL GAS PURCHASED	135,003		$ 660,733	16
					0
17	(805-813) Other Gas Supply Expenses			(53,709)	17
18	(870-894) Operations and Maintenance Expenses			48,632	18
19	(901-918) Customer Account and Sales Expenses			49,026	19
20	(920-932) Administrative and General Expenses			126,788	20
21	(403-407.2) Depreciation and Amortization**			115,517	21
22	(408.1) Other Taxes (Exclude FIT)			70,959	22
23	(409.1) Income Taxes**			198,879	23
24	(410.1-411.1) Net Deferred Income Taxes			(41,200)	24
25	Other (Specify)			0	25
26	TOTAL OPERATING EXPENSES (Lns. 16d through 25d)			$ 1,175,625	26
27	**NET OPERATING INCOME (Ln. 12f minus Ln. 26d)**			$ (46,739)	27

Line No.	SUMMARY OF GAS HANDLED: (must be completed for both periods) (a)	Period: 01/1/02 to 12/31/02 Volumes (Mcf) (b)	Amount (c)	Period: 07/1/01 to 06/30/02 Volumes (Mcf) (d)	Amount (e)	Line No.
28	Total Gas Purchased & Transportation Receip	135,003	$ 660,733	287,632	$ 924,568	28
29	Less: Total Gas Sales & Transport Deliveries	125,289		246,818		29
30	Company Used Gas	0		10		30
31	Other (Storage, Shrinkage)	1,344		57,492		31
32	Unaccounted for Gas	8,370		(16,688)		32
33	Percentage Lost & Unacct. For (Ln. 31 / Ln. 2	6.20%		-5.80%		33

*For unbundled gas puchases, show cost of gas in accounts 800 - 804 and cost of transportation in account 858.

** *If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferable straight-line and provide in a separate footnote.*

DISTRIBUTION SYSTEM OPERATIONS (Cont.)   Town/Location: Wake Village

INCORPORATED*

Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Mcf (14.65 p.s.i.a.) (c)	Revenues at Net-Gross Tariff Rates (d)	Forfeited Discounts (487) (e)	Total Amount (Col. d + e) (f)	Line No.
34	Gas Sales:						34
35	(480) Residential	1,819	106,364	$ 983,407	$ 2,118	$ 985,525	35
36	(481) Sm. Commercial and Indu	44	16,258	109,417	236	109,653	36
37	(481) Lg. Commercial and Indus	0	0	0	0	0	37
38	(482) Other Sales to Pub Authorities					0	38
39	(483) Sales for Resale					0	39
40	(484) Interdepartmental Sales					0	40
41	Other (Specify)					0	41
42	TOTAL GAS SALES	1,863	122,622	$ 1,092,824	$ 2,354	$ 1,095,178	42
43	(488) Misc. Serv Revenues			$ 10,678	$	$ 10,678	43
44	(489) Transport For a Fee	0	0	0	0	0	44
45	TOTALS (For Each Column)	1,863	122,622	$ 1,103,502	$ 2,354	$ 1,105,856	45

UNINCORPORATED / ENVIRONS*

Line No.	Operating Revenues (a)	Average Number of Consumers (b)	Mcf (14.65 p.s.i.a.) (c)	Revenues at Net-Gross Tariff Rates (d)	Forfeited Discounts (487) (e)	Total Amount (Col. d + e) (f)	Line No.
46	Gas Sales:						46
47	(480) Residential	33	1,911	$ 17,669	$ 38	$ 17,707	47
48	(481) Sm. Commercial and Indu	2	756	5,090	11	5,101	48
49	(481) Lg. Commercial and Indus	0	0	0	0	0	49
50	(482) Other Sales to Pub Authorities					0	50
51	(483) Sales for Resale					0	51
52	(484) Interdepartmental Sales					0	52
53	Other (Specify)					0	53
54	TOTAL GAS SALES - ENVIRO?	35	2,667	$ 22,759	$ 49	$ 22,808	54
55	(488) Misc. Serv Revenues			$ 222	$	$ 222	55
56	(489) Transport For a Fee	0	0	0	0	0	56
57	TOTALS (For Each Column)	35	2,667	$ 22,981	$ 49	$ 23,030	57

TOTAL LOCATION

Line No.	Net Utility Plant** (assuming straight-line depreciation) (a)	Amount (b)	Line No.
58	(301 - 303) Intangible Plant	$ 59,892	58
59	(374 - 387) Distribution Plant	1,125,169	59
60	(389 - 399) General Plant	39,768	60
61	Other (Specify)	0	61
62	TOTAL NET UTILITY PLANT (Lns. 58 through 61)	$ 1,224,829	62

*If Incorporated and Environs Rates are the same, so state and only complete all column (b) entries on this page.
**For Net Utility Plant (and Depreciation and F.I.T.) indicate your method of allocations in footnotes, if applicable.

Summary of Total Natural Gas Handled

Line No.	Particulars (a)	Mcf (b)	Line No.
			1
1	**Acquisitions**		
2	Gas Produced in Texas by Respondent		2
3	Gas Imported into Texas by Respondent		3
4	Texas Produced Gas Purchased		4
5	Imported Gas Purchased in Texas	1,877,497	5
6	Gas Transported for Fee (Accepted)	52,852	6
7	Exchange Gas (From Others)		7
8	Gas Removed from Storage		8
9	Other Acquisitions (Explain in Footnotes)		9
10	**TOTAL ACQUISITIONS (Items 2 thru 9)**	1,930,349	10
11	**Dispositions**		11
12	Texas Produced Gas Sold in Texas		12
13	Teas Produced Gas Used by Respondent		13
14	Imported Gas Sold in Texas	1,742,398	14
15	Imported Gas Used by Respondent	0	15
16	Texas Produced Gas Exported		16
17	Imported Gas Exported by Respondent		17
18	Gas Transported for Fee (Delivered)	52,852	18
19	Exchange Gas (To Others)		19
20	Gas Placed into Storage	0	20
21	Extraction of Fluids (Shrinkage)	18,698	21
22	Other Dispositions (Explain in Footnote) Line breakage	0	22
23	Unaccounted for Gas	116,401	23
24	**TOTAL DISPOSITIONS (Items 12 thru 23)**	1,930,349	24

NOTE: Ln. 10, Col. (b) must equal Ln. 24, Col (b)

Explanations:

Gas Transportation Property

If engaged in gathering and/or transportation of natural gas, describe on this sheet all additions to, and retirements from pipelines as reported in last year's Annual Report. If this is the first Annual Report for this utility show all pipelines operated in Texas under additions. This does not include distribution system mains and services

0	Total miles of pipeline reported in last year's Annual Report
0	Additions during the year
0	Retirements during the year
0	TOTAL MILES OF PIPELINE IN SERVICE AT YEAR END

SYSTEM MAP (S)

1. Furnish a copy of a system map(s) of the facilities operated by the utility for the gathering, transportation, and sale of natural gas in Texas.

2. Indicate the following information on the map(s):
   a. Transmission lines colored in red (if they are not clearly indicated);
   b. Principal pipeline arteries of gathering systems;
   c. Sizes of pipe in principal pipelines shown on map;
   d. Normal directions of gas flow (indicated by arrows);
   e. Location of compressor stations, products extraction plants, purification plants, and underground storage areas;
   f. Important pipeline interconnections with other natural gas companies and/or City Gate delivery I locations.

3. In addition, show on each map: graphic scale to which map is drawn, date map was drawn, date of which the map represents the facts it purports to show, a legend giving all symbols and abbreviations used, and designation of any facilities leased from others but operated by the utility.

4. Map(s) not larger than 24 inches square are desired. If necessary, however, submit larger maps to show essential information.

5. Fold the map(s) to a size not larger than this report. Bind the map(s) to the report.

	INSERT MAP AS THE LAST PAGE OF REPORT

FOOTNOTE DATA

Line No.	Page No. (a)	Row No. (b)	Column (c)	Comments (d)	Line No
1	18 - 21	all	all	Footnote comment for p.18, 19, 20 and 21:	1
2				Information for Gas Utility Plant in Service reflects allocated company	2
3				assets for General and Arkla Services.	3
4					4
5	20 - 21	all	e	Retirements, Salvage, Removal Costs, and Adjustments.	5
6					6
7	20 - 21	all	d - e	Amounts reflect the effects of East Texas asset retirements and the	7
8				transfer of these assets to Entex-Texas.	8
9					9
10	34	1 - 12	a - f	Detail does not include unbilled revenue and account 495 Other	10
11				Gas Revenue.	11
12					12
13	35	33-56	a-f	Detail concerning number of customers, Mcf, revenues, and for-	13
14				feited discounts are not kept on an incorporated and unincorporated	14
15				basis for total company. This information is only kept at an incor-	15
16				porated versus unincorporated level for the state of Texas.	16
17					17
18	36	1 - 12	a - f	Detail does not include unbilled revenue and account 495 Other	18
19				Gas Revenue.	19
20					20
21	36	32	d	An adjustment to sales was made during the period of 7/1/01 to 6/30/02.	21
22					22
23	37	33 - 56	a - f	Detail does not include unbilled revenue and account 495 Other	23
24				Gas Revenue.	24
25					25
26	37	33 - 56	a - f	Detail does not include unbilled revenue and account 495 Other	26
27				Gas Revenue.	27
28					28
29					29


Sevier
Howard
Little River
Hempst
Bowie
Miller

CenterPoint Energy Arkla – East Texas

Exhibit E-3

ANNUAL REPORT OF

CENTERPOINT ENERGY ARKLA, A DIVISION OF CENTERPOINT ENERGY RESOURCES CORP.

SHREVEPORT, LOUISIANA

TO THE

PUBLIC SERVICE COMMISSION

OF THE STATE OF LOUISIANA

BATON ROUGE, LOUISIANA

YEAR ENDED DECEMBER 31, 2002

History

1 1. Full name of reporting utility CENTERPOINT ENERGY ARKLA, A DIVISIOI CENTERPOINT ENERGY RESOURCES CORP.

2

3 2. Business entity status of utility (i.e. sole proprietorship, partnership, association, cooperative,

4 private or municipal corporation) Unincorporated Division of a Private Corporation

5

6 3. Date of organization CenterPoint Energy Resources Corp. 9/30/2002

7 under (general or special act) General of State of Delaware

8

9 4. If company underwent a consolidation or merger or other change in corp. legal status with another

10 company within the reporting period, give names of other business entities involved and date of change.

11 As part of the corporate restructuring on August 31, 2002 of Reliant Energy Incorporated, CenterPoint Energy, Inc., a public utility holding

12 company was created. Reliant Energy Resources Corp. referred to in question #3 above, being an indirect wholly owned subsidiary of

13 CenterPoint Energy, Inc. changed it's name to CenterPoint Energy Resources Corp. Please see attached.

14

15 5. If a foreign corporation, state name and address of designated agent for service in Louisiana

16 C T Corporation Systems

17 8550 United Plaza Blvd.

18 Baton Rouge, LA 70809

19

20 6. If a reorganized company, name original company and when reorganized if within last 5 years

21 Reliant Energy Resources Corp.

22

32 7. If the Respondent was subject to bankruptcy, receivership, or other trust, answer the following:

33 (a) Date of creation of such bankruptcy, receivership, or trust

34 (b) Authority for its creation

35 (c) Date when possession under it was acquired

36 (d) Name of trustee receiver or receivers

37

38 8. State location of general books of account (be specific)

39 1111 Louisiana, Houston, TX 77002

40 Telephone: (713) 207-7777

41

42 9. Respondent's books are kept and this report is filed utilizing the accrual

43 (cash/accrual) basis of accounting.

44

45 10 State the name, title and office address of the officer of the Respondent to whom should be

46 addressed any correspondence concerning this report

47 Walter L. Fitzgerald, VP - Controller - CenterPoint Energy, Inc.

48 PO Box 1700

49 Houston, Texas 77251-1700

50 Telephone: (713) 207-7425

Excerpted from SEC 10K filing (2002) for CenterPoint Energy Resources, Corp.

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Background and Basis of Presentation

CenterPoint Energy Resources Corp. (CERC Corp.) formerly named Reliant Energy Resources Corp. (RERC Corp.), together with its subsidiaries (collectively, CERC), distributes natural gas, transports natural gas through its interstate pipelines and provides natural gas gathering and pipeline services. Prior to 2001, CERC provided energy services including wholesale energy trading, marketing, power origination and risk management services in North America and Western Europe. CERC Corp. is a Delaware corporation and an indirect wholly owned subsidiary of CenterPoint Energy, Inc. (CenterPoint Energy).

CERC's natural gas distribution operations (Natural Gas Distribution) are conducted by three unincorporated divisions CenterPoint Energy Entex (Entex), CenterPoint Energy Minnegasco (Minnegasco) and CenterPoint Energy Arkla (Arkla) and other non-rate regulated retail gas marketing operations. CERC's pipelines and gathering operations (Pipelines and Gathering) are primarily conducted by two wholly owned pipeline subsidiaries, CenterPoint Energy Gas Transmission Company (CEGT) and CenterPoint Energy-Mississippi River Transmission Corporation (MRT), and a wholly owned gas gathering subsidiary, CenterPoint Energy Field Services, Inc. (CEFS). CERC's principal operations are located in Arkansas, Louisiana, Minnesota, Mississippi, Missouri, Oklahoma and Texas.

Wholesale energy trading, marketing, power origination and risk management activities in North America were conducted primarily by Reliant Energy Services, Inc. (Reliant Energy Services), a wholly owned subsidiary of CERC prior to January 1, 2001. European energy trading and marketing activities were conducted by Reliant Energy Europe Trading & Marketing, Inc. (RE Europe Trading), an indirect wholly owned subsidiary of CERC Corp. prior to January 1, 2001. See Note 2 regarding the Restructuring.

2. The Restructuring

Reliant Energy, Incorporated (Reliant Energy) completed the separation of the generation, transmission and distribution, and retail sales functions of Reliant Energy's Texas electric operations pursuant to the following steps, which occurred on August 31, 2002 (the Restructuring):

- CenterPoint Energy became the holding company for the Reliant Energy group of companies;
- Reliant Energy and its subsidiaries, including CERC, became subsidiaries of CenterPoint Energy; and
- each share of Reliant Energy common stock was converted into one share of CenterPoint Energy common stock.

After the Restructuring, CenterPoint Energy distributed to its shareholders the shares of common stock of Reliant Resources, Inc. (Reliant Resources) that it owned (the Distribution) in a tax-free transaction.

Contemporaneous with the Restructuring, CenterPoint Energy registered and became subject, with its subsidiaries, to regulation as a registered holding company system under the Public Utility Holding Company Act of 1935 (1935 Act). The 1935 Act directs the Securities and Exchange Commission (SEC) to regulate, among other things, transactions among affiliates, sales or acquisitions of assets, issuances of securities, distributions and permitted lines of business. Prior to the Restructuring, CenterPoint Energy and Reliant Energy obtained an order from the SEC that authorized the Restructuring transactions, including the Distribution, and granted CenterPoint Energy certain authority with respect to system financing, dividends and other matters. The financing authority granted by that order will expire on June 30, 2003, and CenterPoint Energy must obtain a further order from the SEC under the 1935 Act, related, among other things, to the financing activities of CenterPoint Energy and its subsidiaries subsequent to June 30, 2003.

Officers and Directors

|List names at end of year, and designate with an asterisk (*) persons who are directors. List only the primary |(i.e. It is not necessary to include assistant vice presidents or other assistant officers). If Respondent is a |municipality owned or operated utility, list names of City Council members or Public Utility Board as applicable. If |Respondent is a sole proprietorship or partnership please list owner or partners as applicable.

Name (a)	Title of Officers or Occupation and Principal Business Address of Directors Who Are Not Officers (b)	Directors Length of Term (c)	Directors Term Expires (d)
OFFICERS	CENTERPOINT ENERGY ARKLA, A DIVISION OF CENTERPOINT ENERGY RESOURCES CORP.		
Dean Liollio	President & COO		
Kathleen D. Alexander	Senior Vice President Regulatory, Legislative & Legal Affairs		
John F. Ivy	Vice President Customer Relations		
Walter Bryant	Vice President & General Manager Louisiana Division		

Line numbers: 1–35

Total Company Income Statement

Line	Particulars (a)		Year Ended December 31 (b)
5			
6	**UTILITY OPERATING INCOME**		
7	(400)	Operating Revenues	$ 617,475,251
8	Operating Expenses:		
9	(401-402)	Operation & Maintenance Expenses	547,134,962
10	(403)	Depreciation Expense	38,364,555
11	(404)	Amortization of Limited Term Utility Plant	2,901
12	(405)	Amortization of Other Utility Plant	3,597,805
13	(406)	Amort. of Util. Plant Acq. Adjust.	-
14	(407.1)	Amortization of Property Losses	-
15	(407.2)	Amortization of Conversion Expenses	-
16	(408.1)	Taxes Other Than Income Taxes	23,939,521
17		Utility Operating Income	
18	(409.1)	Income Taxes, Utility Operating Income	1,875,069
19	(410.1)	Provision for Deferred Income Taxes	(8,475,078)
20	(411.1)	Income Taxes Deferred in Prior Years - Cr.	-
21		Total Operating Expenses (Lns. 9 thru 21)	$ 606,439,735
22		Other Operating Income:	
23	(413)	Income from Utility Plant Leased to Others	
24	(414)	Gains (Losses) from Dispos. of Util. Prop	
25		TOTAL OPERATING INCOME	$ 11,035,516
26		(Line 7 Minus 22 Plus 24 & 25)	
27			
28	**OTHER INCOME AND DEDUCTIONS**		
29	Other Income:		
30	(415)	Rev. from Merch., Job. & Cont. Work	1,757
31	(416)	Costs & Exp. of Merch., Job. & Cont. Work	(8,666)
32	(417)	Income from Nonutility Operations	(7,199)
33	(418)	Non-operating Rental Income	-
34	(419)	Interest and Dividend Income	44,508
35	(419.1)	Allowance for Funds Used During Construction	(103,426)
36	(420)	Investment Tax Credits	-
37	(421)	Miscellaneous Non-operating Income	(40,083)
38		Total Other Income (Lns. 30 thru 37)	$ (113,109)
39		Other Income Deductions:	
40	(425)	Miscellaneous Amortization	551,798
41	(426)	Miscellaneous Income Deductions	1,850,215
42		Total Other Income Deductions	$ 2,402,013
43		Total Other Income and Deductions (Ln. 38 minus 42)	$ (2,515,122)
44		Taxes Applicable to Other Income and Deductions:	
45	(408.2)	Taxes Other Than Income Taxes	
46	(409.2)	Income Taxes Other Income and Deductions	
47	(410.2)	Provision for Deferred Income Taxes	
48	(411.2)	Income Taxes Deferred in Prior Years - Cr.	
49		Tot. Tax. on Other In. & Ded. (Lns. 45 thru 49)	$
50		NET OTHER INCOME AND DEDUCTIONS	$ (2,515,122)
51		(Line 43 minus 50)	

52 (NOTE: All information in this report must be either typed or in black ink.)

Total Company Income Statement (Continued)

	Particulars (a)	Year Ended December 31 (b)
INTEREST CHARGES		
(427)	Interest on Long Term Debt	$
(428)	Amortization of Debt Discount and Expense	-
(429)	Amortization of Premium on Debt - Cr.	
(430)	Interest on Debt to Associated Companies	19,653,039
(431)	Other Interest Expense	485,705
	Total Interest Charges (Lns. 7 thru 11)	$ 20,138,744
	Income Before Extraordinary Items (p. 3, Ln. 26 plus or minus 51 minus p. 4, Ln. 12)	$ (11,618,350)
EXTRAORDINARY ITEMS		
(435)	Extraordinary Income	$ -
(434)	Extraordinary Deductions	-
(409.3)	Income Taxes, Extraordinary Items	-
	NET EXTRAORDINARY ITEMS (Lns. 16 thru 18)	$ -
NET INCOME (Ln. 13 plus or minus Ln. 19)		$ (11,618,350)

Notes to Income Statement

Total Company Statement of Retained Earnings

	Particulars (a)	Year Ended December 31 (b)
(216)	Unappropriated Retained Earnings (at Jan.1) 1\	$ 184,552,141
(433)	Balance Transferred from Income	(11,618,350)
(436)	Appropriations of Retained Earnings	
(437)	Dividends Declared - Preferred Stock	-
(438)	Dividends Declared - Common Stock	-
(439)	Adjustments to Retained Earnings (See page 1 question 4)	223,465
	NET INCREASE (DECREASE) TO RETAINED EARNINGS (Lns. 40 thru 44)	$ (11,394,885)
(216)	Unappropriated Retained Earnings (at Dec. 31) (Ln. 39 plus or minus Ln. 46)	$ 173,157,256

1\ Beginning Balance was adjusted to reflect amounts reclassified from FERC Account 204 and 211

Total Company Balance Sheet

Line	Assets and Other Debits (a)		Balance at December 31 Dr. (Cr.) (b)
6	**UTILITY PLANT**		
7	(101)	Utility Plant in Service	$ 866,413,242
8	(102)	Utility Plant Purchased or Sold	
9	(103)	Util. Plant in Process of Reclassification	0
10	(104)	Utility Plant Leased to Others	
11	(105-105.1)	Properties Held for Future Use	
12	(106)	Completed Construction Not Classified	0
13	(107)	Construction Work in Progress	20,512,489
14	(108-113.2)	Accumulated Prov. for Depr. & Amort.	(411,390,353)
15	(114)	Utility Plant Acquisition Adjustments	1,038,109
16	(115)	Ac. Prov. for Amort. of Util. Plant Acq. Adj.	(388,550)
17	(116)	Other Utility Plant Adjustments	
18	(117)	Gas Stored Underground - Non-current	
19		TOTAL NET UTILITY PLANT (Lns. 7 thru 18)	$ 476,184,937
20	**OTHER PROPERTY AND INVESTMENTS**		
21	(121)	Nonutility Property	$ 0
22	(122)	Accum. Prov. for Deprec. and Amort.	0
23	(123)	Investment in Associated Companies	
24	(124)	Other Investments	
25	(125)	Sinking Funds	
26	(126)	Depreciation Fund	
27	(128)	Other Special Funds	
28		TOTAL NET OTHER PROPERTY & INVESTMENTS	$ 0
29			
30	**CURRENT AND ACCRUED ASSETS**		
31	(131)	Cash	$ 7,001,694
32	(132-134)	Special Deposits	0
33	(135)	Working Funds	48,971
34	(136)	Temporary Cash Investments	0
35	(141)	Notes Receivable	13,893,047
36	(142)	Customer Accounts Receivable	4,349,142
37	(143)	Other Accounts Receivable	1,955,042
38	(144)	Accum. Prov. for Uncollect. Accts. - Cr.	(580,221)
39	(145)	Notes Receivable from Assoc. Companies	0
40	(146)	Accounts Receivable from Assoc. Companies	49,211,099
41	(151)	Fuel Stock	0
42	(152)	Fuel Stock Expenses	0
43	(153)	Residuals and Extracted Products	0
44	(154)	Plant Materials and Operating Supplies	3,591,582
45	(155)	Merchandise	47,316
46	(156)	Other Materials and Supplies	0
47	(163)	Stores Expense	966
48	(164)	Gas Stored Underground - Current	60,197,256
49	(165)	Liquefied Natural Gas Stored	
50	(166)	Prepayments	930,590
51	(167-168)	Advance Payments	0
52	(171)	Interest and Dividends Receivable	0
53	(172)	Rents Receivable	0
54	(173)	Accrued Utility Revenue	65,894,109
55	(174)	Miscellaneous Current and Accrued Assets	0
56-57		TOTAL CURRENT AND ACCRUED ASSETS (Lns. 31 thru 55)	**$ 206,540,593**

Total Company Balance Sheet (Continued)

Assets and Other Debits (a)	Balance at December 31 Dr. (Cr.) (b)	Line
DEFERRED DEBITS		8
(181) Unamortized Debt Discount and Expense	$ 765,817	9
(182.1) Extraordinary Property Losses		10
(182.3) Other Regulatory Assets	(40,109)	
(183) Preliminary Survey & Investigation Charges		11
(184) Clearing Accounts	1,002,968	12
(185) Temporary Facilities		13
(186) Miscellaneous Deferred Debits	6,927,942	
(187) Research and Development Expenditures		15
TOTAL DEFERRED DEBITS (Lns. 7 thru 13)	8,656,618	16
TOTAL ASSETS AND OTHER DEBITS (p. 5, Lns. 19, 28 & 56 and p. 6, Ln. 16)	$ 691,382,148	17

Liabilities and Other Credits (a)	Balance at December 31 Dr. (Cr.) (b)	Line
PROPRIETARY CAPITAL		25
(201) Common Stock Issued	$	26
(202) Common Stock Subscribed		27
(203) Common Stock Liability for Conversion		28
(204) Preferred Stock Issued	0	29
(205) Preferred Stock Subscribed		30
(206) Preferred Stock Liability for Conversion		31
(207) Premium on Capital Stock		32
(208) Donations Received from Stockholders		33
(209) Red. in Par or Stated Val. of Cap. Stock		34
(210) Gain on Resale or Can. of Reacq. Cap. Stock		35
(211) Miscellaneous Paid-In Capital	0	36
(212) Installments Received on Capital Stock		37
(213) Discount on Capital Stock		38
(214) Capital Stock Expenses	0	39
(215) Appropriated Retained Earnings		40
(216) Unappropriated Retained Earnings	173,157,256	41
(217) Reacquired Capital Stock		42
TOTAL PROPRIETARY CAPITAL (Lns. 26 thru 42)	$ 173,157,256	43
LONG TERM DEBT		47
(221) Bonds	$	48
(222) Reacquired Bonds		49
(223) Advances from Associated Companies	181,136,532	50
(224) Other Long Term Debt		51
TOTAL LONG TERM DEBT (Lns. 48 thru 51)	$ 181,136,532	52

Total Company Balance Sheet (Continued)

Line	Liabilities and Other Credits (a)		Balance at December 31 Dr. (Cr.) (b)
6	**OTHER NON-CURRENT LIABILITIES**		
7	(227)	Obligations under capital leases - noncurrent	
8	(228.1-.4)	Accum. Prov. For property insurance, for injuries & damages, for pension & benefits; accum. Miscellaneous operating	
9	(229)	Accum. Provision for rate refunds	
10		TOTAL OTHER NON-CURRENT LIABILITIES	0
11			
12	**CURRENT AND ACCRUED LIABILITIES**		
13	(231)	Notes Payable	$ 0
14	(232)	Accounts Payable	44,065,292
15	(233)	Notes Payable to Associated Companies	110,068,007
16	(234)	Accounts Payable to Associated Companies	43,656,380
17	(235)	Customer Deposits	15,714,147
18	(236)	Taxes Accrued	8,100,111
19	(237)	Interest Accrued	588,910
20	(238)	Dividends Declared	
21	(239)	Matured Long Term Debt	
22	(240)	Matured Interest	
23	(241)	Tax Collections Payable	5,541,909
24	(242)	Miscellaneous Current and Accrued Liabilities	15,744,055
25		TOTAL CURRENT AND ACCRUED LIABILITIES	$ 243,478,811
26		(Lns. 7 thru 18)	
27			
28	**DEFERRED CREDITS**		
29	(251)	Unamortized Premium on Debt	$
30	(252)	Customer Advances for Construction	647,335
31	(253)	Other Deferred Credits	32,812,232
32	(255)	Accumulated Deferred Investment Tax Credits	
33		TOTAL DEFERRED CREDITS (Lns. 23 thru 26)	$ 33,459,567
34			
35			
36	**CONTRIBUTIONS IN AID OF CONSTRUCTION**		
37	(271)	Total Contributions in Aid of Construction	$
38			
39	**ACCUMULATED DEFERRED INCOME TAXES**		
40	(281)	Accum. Def. In. Taxes - Accelerated Amort.	$
41	(282)	Accum. Def. In. Taxes - Liberalized Dep.	0
42	(283)	Accumulated Deferred Income Taxes - Other	60,149,982
43		TOTAL ACCUMULATED DEFERRED INCOME TAXES	$ 60,149,982
44		(Lns. 40 thru 42)	
45	TOTAL LIABILITIES AND OTHER CREDITS		$ 691,382,148
46	(p.6 Lns. 43 & 52 and p.7 Lns. 19, 27, 34, 37 & 43)		
47	(p.6 Ln. 17 must equal p.7 Ln. 45)		
48			
49			
50	NOTES TO BALANCE SHEET		
51			
52			
53			
54			
55			

Gas Utility Plant in Service (Balance Sheet Account 101)

Totals -- Louisiana Only (Lines 5 - 37)

Account and Description (a)	Balance First of Year 2002 (b)	Additions During Year (c)	Retirements & Adjustments (d)	Balance End of Year 2002 (e)	Line
					1
					2
					3
					4
(301-303) Intangible Plant-SUB-TOTAL	$ 6,245,729	252,424	87,010	6,585,163	5
(304-347) Production Plant-SUB-TOTAL					6
(350-363) Natural Gas Storage Plant-SUB-TOTAL					7
TRANSMISSION PLANT					8
(365.1 & 365.2) Land & Rights of Way					9
(366) Structures & Improvements					10
(367) Mains					11
(368) Compressor Station Equipment					12
(369) Meas. and Reg. Station Equipment					13
(370) Communication Equipment					14
(371) Other Equipment					15
SUB-TOTAL--TRANSMISSION PLANT (Lns.9-15)	0	0	0	0	16
DISTRIBUTION PLANT					17
(374) Land & Land Rights	683,945	2,646	(35,288)	651,303	18
(375) Structures and Improvements	4,832,602	659,854	(136,995)	5,355,461	19
(376) Mains	72,563,791	1,797,223	(199,040)	74,161,974	20
(377) Compressor Station Equipment	0	0	0	0	21
(378 & 379) Meas. & Reg. Station Equipment	3,293,867	68,396	4,657	3,366,920	22
(380) Services	48,101,460	2,512,136	(264,717)	50,348,879	23
(381-384) Meters & House Regulators	17,339,439	863,349	229,252	18,432,040	24
(385) Ind. Meas. & Reg. Station Equipment	19,103	0	0	19,103	25
(386 & 387) Other Prop & Equipment	282,226	0	138	282,364	26
SUB-TOTAL--DISTRIBUTION PLANT (Lns.18-26)	147,116,433	5,903,604	(401,993)	152,618,044	27
GENERAL PLANT					28
(389) Land & Land Rights	50,511	0	2,392	52,903	29
(390) Structures and Improvements	3,841,995	172,484	181,252	4,195,731	30
(391) Office Furniture & Equipment	998,380	37,901	38,776	1,075,057	31
(392) Transportation Equipment	2,439,879	178,428	1,012	2,619,319	32
(393-396) Stores, Tools, Lab. & Power Equipment	2,123,965	25,627	2,067	2,151,659	33
(397) Communication Equipment	3,550,124	49,258	8,794	3,608,176	34
(398-399) Misc. & Other Equipment	377,203	3,191	4,838	385,232	35
SUB-TOTAL--GENERAL PLANT (Lns.29-35)	13,382,057	466,889	239,131	14,088,077	36
TOTAL PLANT--LOUISIANA (Add Lns.5-7, 16, 27 & 36)	$ 166,744,219	6,622,917	(75,852)	173,291,284	37
ALL OTHER STATES					38
(301-363) Int., Prod., & Storage Plant	27,461,637	2,777,972	(1,094,720)	29,144,889	39
(365-371) Transmission Plant	0	0	0	0	40
(374-387) Distribution Plant	605,240,879	34,194,667	(34,865,263)	604,570,283	41
(389-399) General Plant	58,187,757	2,667,644	(1,448,615)	59,406,786	42
TOTAL PLANT--ALL STATES (Add Lns.37-42)	$ 857,634,492	46,263,200	(37,484,450)	866,413,242	43

Information for Gas Utility Plant in Service reflects allocated company level assets for General and Arkla Services.

Accumulated Provision for Depreciation of Gas Utility Plant in Service (Balance Sheet Account 108)
Totals -- Louisiana Only (Lines 5 - 37)

Related Plant Account and Description (a)	Service Life (b)	Balance First of Year 2002 (c)	Current Year Accrual * (d)	Retirements & Adjustments * (e)	Balance End of Year 2002 (f)	Line
						1
						2
						3
						4
(301-303) Intangible Plant-SUB-TOTAL		$ 1,351,433	570,959	171,756	2,094,148	5
(304-347) Production Plant-SUB-TOTAL						6
(350-363) Natural Gas Storage Plant-SUB-TOTAL						7
TRANSMISSION PLANT						8
(365.1 & 365.2) Land & Rights of Way						9
(366) Structures & Improvements						10
(367) Mains						11
(368) Compressor Station Equipment						12
(369) Meas. and Reg. Station Equipment						13
(370) Communication Equipment						14
(371) Other Equipment						15
SUB-TOTAL--TRANSMISSION PLANT (Lns.9-15)		0	0	0	0	16
DISTRIBUTION PLANT						17
(374) Land & Land Rights						18
(375) Structures and Improvements						19
(376) Mains						20
(377) Compressor Station Equipment						21
(378 & 379) Meas. & Reg. Station Equipment						22
(380) Services						23
(381-384) Meters & House Regulators						24
(385) Ind. Meas. & Reg. Station Equipment						25
(386 & 387) Other Prop & Equipment						26
SUB-TOTAL--DISTRIBUTION PLANT (Lns.18-26)		62,314,913	5,695,962	(1,865,587)	66,145,288	27
GENERAL PLANT						28
(389) Land & Land Rights						29
(390) Structures and Improvements						30
(391) Office Furniture & Equipment						31
(392) Transportation Equipment						32
(393-396) Stores, Tools, Lab. & Power Equipment						33
(397) Communication Equipment						34
(398-399) Misc. & Other Equipment						35
SUB-TOTAL--GENERAL PLANT (Lns.29-35)		8,417,711	949,645	187,667	9,555,023	36
TOTAL DEPR.--LOUISIANA (Add Lns.5-7, 16, 27 & 36)		$ 72,084,057	7,216,566	(1,506,164)	77,794,459	37
ALL OTHER STATES						38
(301-363) Int., Prod., & Storage Plant		6,141,702	2,138,499	594,842	8,875,043	39
(365-371) Transmission Plant		0	0	0	0	40
(374-387) Distribution Plant		283,134,638	29,315,625	(26,145,674)	286,304,589	41
(389-399) General Plant		35,959,022	3,263,527	(806,287)	38,416,262	42
TOTAL DEPR.--ALL STATES (Add Lns.37-42)		$ 397,319,419	41,934,217	(27,863,283)	411,390,353	43

*INDICATE IF ANY RATE OTHER THAN STRAIGHT LINE IS BEING APPLIED.

Information for Gas Utility Plant in Service reflects allocated company level assets for General and Arkla Services.

Gas Operating Revenues and Expenses

If solely engaged in intrastate operations complete column (c) only.

Particulars (a)	Louisiana Intrastate Operations (b)	Total Operations (c)	Line
OPERATING REVENUES			6
Sales of Gas			7
(480) Residential Sales	$ 66,916,058	$ 383,800,145	8
(481) Sm. Commercial and Industrial Sales	35,419,919	206,418,969	9
(481) Lg. Commercial and Industrial Sales	-	-	10
(482) Other Sales to Public Authorities		-	11
(483) Sales for Resale		-	12
(484) Interdepartmental Sales		-	13
			14
TOTAL SALES OF GAS (Lns. 8 thru 14)	$ 102,335,977	$ 590,219,114	15
			16
Other Operating Revenues			17
(487) Forfeited Discounts	$ 1,290,292	$ 6,660,682	18
(488) Miscellaneous Service Revenues	1,057,255	7,988,698	19
(489) Revenues from Transportation (and Compression) of Gas	1,350,676	12,015,804	20
(490) Sales of Products Extracted from Natural Gas			21
(491) Revenues from Natural Gas Processed by Others			22
(492) Incidental Gasoline and Oil Sales			23
(493) Rent from Gas Property	-	-	24
(494) Interdepartmental Rents			25
(495) Other Gas Revenues	105,909	590,953	26
TOTAL OTHER OPERATING REVENUES (Lns. 18 thru 26)	$ 3,804,132	$ 27,256,137	27
TOTAL OPERATING REVENUES (Ln. 15 plus 27)	$ 106,140,109	$ 617,475,251	28
			29
OPERATING EXPENSES			30
Operation and Maintenance Expenses			31
(700-742) Manufactured Gas Production Expenses			32
(750-791) Natural Gas Production Expenses			33
(795-798) Exploration and Development Expense			34
(800-804) Purchased Gas Expenses	77,427,713	361,648,065	35
(805-813) Other Gas Supply Expenses	(12,062,826)	45,098,498	36
(814-837) Underground Storage Expenses			37
(840-848.3) Other Storage Expenses			38
(850-867) Transmission Expenses			39
(870-894) Distribution Expenses	5,153,725	46,017,202	40
(901-905) Customer Accounts Expenses	4,052,535	29,107,061	41
(909-918) Cust. Service and Sales Promotion Ex.	201,823	1,142,110	42
(920-932) Administrative and General Expenses	12,684,170	64,122,026	43
TOTAL OPERATION AND MAINTENANCE EXPENSES	$ 87,457,140	$ 547,134,962	44
(Lns. 32 thru 43)			45
			46
Other Operating Expenses			47
(403) Depreciation Expenses	$ 6,413,188	$ 38,364,555	48
(404-407.2) Combined Amortization Expenses	707,890	3,600,706	49
(408.1) Taxes Other Than Income Taxes	3,952,510	23,939,521	50
(409.1) Income Taxes	4,166,932	1,875,069	51
(410.1) Provisions for Deferred Income Taxes	(2,881,077)	(8,475,078)	52
(411.1) Income Tax. Def. in Prior Years - Credit			53
(412.1-412.2) Investment Tax Credits			54
TOTAL OTHER OPERATING EXPENSES (Lns. 49 thru 55)	$ 12,359,443	$ 59,304,773	55
TOTAL OPERATING EXPENSES (Ln. 45 plus 56)	$ 99,816,583	$ 606,439,735	56
			57
NET GAS OPERATING INCOME (Ln. 29 minus Ln. 57)	$ 6,323,526	$ 11,035,516	58

SUPPLEMENTARY ANNUAL REPORT
TO THE LOUISIANA PUBLIC SERVICE COMMISSION

CENTERPOINT ENERGY ARKLA, A DIVISION OF
CENTERPOINT ENERGY RESOURCES CORP.
2002 ANNUAL REPORT
P. O. BOX 1700
HOUSTON, TX 77251-1700

STATE OF LOUISIANA
CUSTOMER, CONSUMPTION & REVENUE DATA

CUSTOMER CLASS	CUSTOMERS	METERS	SALES-MCF	REVENUES
Residential	121,883	123,639	7,382,190	$66,916,058
Rural 1/	0	0	0	0
Commercial	8,558	8,645	3,632,388	35,419,919
Power	0	0	0	0
Industrial 3/	76	86	1,168,969	0
Municipal	0	0	0	0
Federal Government 2/	2	7	387,344	2,676,538
Other Revenues	22	31	4,577,609	1,127,594
TOTAL	130,541	132,408	17,148,500	$106,140,109

1/ Included in all customer classes.
2/ Barksdale AFB and VA Hospital
3/ Commercial and Industrial Sales Revenue are reported together as Commercial.

VERIFICATION

State of Texas
County of Harris

I swear that the foregoing return has been prepared under my direction from the original books, papers, and records of CenterPoint Energy Arkla; and that the accounts and figures contained in the foregoing return embrace all the operations of CenterPoint Energy Arkla during the period for which said return is made, to the best of my knowledge, information and belief.

SWORN TO AND SUBSCRIBED before me this 03 day of April, 2003

Mary Etta Gaut

Charlene Thomas
Charlene Thomas
Director of Financial Accounting & Reporting
CenterPoint Energy, Inc.


NOTARY PUBLIC
STATE OF TEXAS
MARY ETTA GAUT
Notary Public, State of Texas
My Commission Expires 10/16/2004

MCF SALES @ 14.73 PSIA

MONTH/YEAR	RESIDENTIAL	%	COMMERCIAL	%	INDUSTRIAL	%	TOTAL
January	1,073,306	82.2%	224,329	17.2%	8,778	0.7%	1,306,413
February	1,216,761	65.7%	539,518	29.1%	95,529	5.2%	1,851,808
March	973,760	65.0%	478,183	31.9%	46,149	3.1%	1,498,092
April	331,703	47.7%	327,169	47.1%	36,372	5.2%	695,244
May	389,419	73.9%	106,844	20.3%	30,864	5.9%	527,127
June	134,526	19.6%	387,479	56.5%	163,383	23.8%	685,388
July	326,774	56.0%	276,232	47.3%	(19,089)	-3.3%	583,917
August	205,413	45.4%	158,998	35.2%	87,757	19.4%	452,169
September	213,620	57.1%	172,808	39.1%	55,269	12.5%	441,696
October	292,218	56.3%	213,042	34.3%	115,657	18.6%	620,917
November	960,053	59.7%	565,205	35.2%	82,457	5.1%	1,607,715
December	1,264,638	66.1%	182,581	9.5%	465,844	24.4%	1,913,062
TOTAL	7,382,190	60.6%	3,632,388	29.8%	1,168,969	9.6%	12,183,547

SALES REVENUE

MONTH/YEAR	RESIDENTIAL	%	COMMERCIAL	%	INDUSTRIAL	%	TOTAL
January	8,981,112	80.9%	2,123,778	19.1%	see note 1	0.0%	11,104,889
February	10,103,108	66.8%	5,030,315	33.2%	0	0.0%	15,133,423
March	8,163,921	65.7%	4,268,214	34.3%	0	0.0%	12,432,135
April	3,416,511	53.8%	2,935,670	46.2%	0	0.0%	6,352,181
May	3,764,222	96.6%	130,736	3.4%	0	0.0%	3,894,958
June	1,928,649	35.3%	3,539,581	64.7%	0	0.0%	5,468,230
July	3,142,785	53.4%	2,739,152	46.6%	0	0.0%	5,881,937
August	2,367,676	60.3%	1,558,331	39.7%	0	0.0%	3,926,007
September	2,490,659	59.0%	1,733,290	41.0%	0	0.0%	4,223,949
October	3,165,055	56.4%	2,442,407	43.6%	0	0.0%	5,607,462
November	9,051,476	62.3%	5,473,147	37.7%	0	0.0%	14,524,623
December	10,340,884	75.0%	3,445,298	25.0%	0	0.0%	13,786,182
TOTAL	66,916,058	65.4%	35,419,919	34.6%	0	0.0%	102,335,976

CUSTOMERS

MONTH/YEAR	RESIDENTIAL	%	COMMERCIAL	%	INDUSTRIAL	%	TOTAL
January	123,217	93.4%	8,694	6.6%	81	0.1%	131,992
February	123,898	93.4%	8,743	6.6%	80	0.1%	132,721
March	123,750	93.3%	8,739	6.6%	80	0.1%	132,569
April	122,589	93.4%	8,633	6.6%	74	0.1%	131,296
May	121,083	93.4%	8,546	6.6%	73	0.1%	129,702
June	120,302	93.3%	8,509	6.6%	73	0.1%	128,884
July	119,916	93.4%	8,462	6.6%	72	0.1%	128,450
August	119,817	93.4%	8,371	6.5%	72	0.1%	128,260
September	120,221	93.4%	8,379	6.5%	72	0.1%	128,672
October	121,502	93.4%	8,517	6.5%	79	0.1%	130,098
November	122,661	93.5%	8,517	6.5%	80	0.1%	131,258
December	123,639	93.4%	8,607	6.5%	80	0.1%	132,326
ANNUAL AVERAGE	121,883	93.4%	8,560	6.6%	76	0.1%	130,519

MCF PURCHASES @ 14.73 PSIA

MONTH/YEAR	INTRASTATE	%	INTERSTATE	%	OTHER	%	TOTAL
January	0	0.0%	1,252,137	100.0%	0	0.0%	1,252,137
February	0	0.0%	650,170	100.0%	0	0.0%	650,170
March	0	0.0%	932,639	100.0%	0	0.0%	932,639
April	0	0.0%	755,008	100.0%	0	0.0%	755,008
May	0	0.0%	1,012,462	100.0%	0	0.0%	1,012,462
June	0	0.0%	965,329	100.0%	0	0.0%	965,329
July	0	0.0%	1,005,405	100.0%	0	0.0%	1,005,405
August	0	0.0%	749,781	100.0%	0	0.0%	749,781
September	0	0.0%	1,048,137	100.0%	0	0.0%	1,048,137
October	0	0.0%	2,085,808	100.0%	0	0.0%	2,085,808
November	0	0.0%	1,045,672	100.0%	0	0.0%	1,045,672
December	0	0.0%	1,416,251	100.0%	0	0.0%	1,416,251
TOTAL	0	0.0%	12,918,799	100.0%	0	0.0%	12,918,799

Note 1: Commercial and Industrial Sales Revenue reported together as Commercial.

Exhibit E-4


RECD S.E.C.
MAY 1 2003
1086

GAS UTILITIES

2002

TRANSMISSION ANNUAL REPORT

of

Industrial Gas Supply Company
(Name of Reporting Company)

1111 Louisiana - Houston, Texas 77002
(Address of Reporting Company)

For Calendar Year 2002


RAILROAD COMMISSION OF TEXAS

RAILROAD COMMISSION OF TEXAS

Michael L. Williams, Chairman
Charles R. Matthews, Commissioner

Gas Services Division
P. O. Box 12967
Capitol Station
Austin, Texas 78711-2967
512/463-7022

TABLE OF CONTENTS

TABLE OF CONTENTS (Continued)

TRANSMISSION ANNUAL REPORT

OF

NAME Industrial Gas Supply Company

(Give exact legal title of utility using "The" and "Company" only if part of the corporate name)

LOCATION **1111 LOUISIANA - HOUSTON , TEXAS 77002**

GAS UTILITY

TO THE

RAILROAD COMMISSION OF TEXAS

FOR THE YEAR ENDED DECEMBER 31, 2002

AFFIDAVIT

I declare under penalties prescribed in Texas Natural Resources Code § 91.143, that I am authorized to make this annual report to the Gas Service Division of the Railroad Commission of Texas, that this report was prepared by me or under my supervision, and that data and facts stated therein are true, correct, and complete to the best of my knowledge.



REPRESENTATIVE OF COMPANY (Signature)

Director of Financial Accounting & Reporting
TITLE

Charlene Thomas
REPRESENTATIVE OF COMPANY (Type or Print)

April 2, 2003
DATE

(713) 207-7138
TELEPHONE NUMBER

GENERAL INSTRUCTIONS

WHO MUST FILE; WHEN TO FILE

16 TAC, § 7.301, Annual Report, provides that each "gas utility", "public utility" or "utility" subject to the regulation and control of the Railroad Commission must file an Annual Report with the Gas Services Division not later than April 1 of each calendar year. Those utilities under the regulation of the Federal Energy Regulatory Commission (FERC) may file a FERC Form 2 report in lieu of the Gas Services Division Annual Report, provided a certificate is included which certifies that no intrastate sales or transportation of natural gas have been made by such utility.

REPORTING PERIOD

The figures in this report shall cover a period of one calendar year (12 months), beginning January 1 and ending December 31 of the year being reported. (No deviation from this period will be acceptable, unless specified in the schedule instructions.)

HARD COPY

A blank copy of the annual report form will be furnished to the gas utility. One completed copy should be returned to the Commission in Austin, Texas. A photocopy of the report should be retained by the utility.
The information required in this report must be typed or printed in BLACK ink.
(Pencil and blue ink will not be acceptable.)

COMPLETE ALL REQUIRED ENTRIES

The instructions in this report form should be carefully observed, and each question should be answered fully and accurately. Every annual report should, in all particulars, be complete in itself, and references to the returns of former years should not be made to take the place of required entries. Enter "none" or "n/a" where applicable.

ALL QUESTIONS MUST BE ANSWERED BY ALL UTILITIES.
INCOMPLETE REPORTS ARE SUBJECT TO BEING RETURNED.

GENERAL INSTRUCTIONS

ROUNDING AND ABBREVIATIONS

All dollars and volumes may be rounded to the nearest whole number except where reporting a rate per MMBtu. Where dates are required, state the month and day as well as the year. **For purchase, sales and transportation activities, provide the full names of the other parties involved.** Customary abbreviations may be used.

ATTACHMENTS

If the space provided in any schedule is insufficient, attach a separate 8 ½" by 11" sheet of durable paper. The inserts should be securely bound in the report. Attachment by pins or clips is unacceptable. The applicable schedule number and title should appear on all insert pages.

REQUIRED VOLUME REPORTING

All volumes in this report must be reported in Million British Thermal Units (**MMBtu**) at 14.65 pounds per square inch absolute, and the standard temperature base shall be 60 degrees Fahrenheit, unless otherwise specified.

UNIFORM SYSTEM OF ACCOUNTS

16 TAC, § 7.310, Uniform System of Accounts, provides that all reporting gas utilities must use the National Association of Regulatory Utility Commissioners' (NARUC) Uniform System of Accounts for Class A and B Gas Utilities, 1976 Edition, or as subsequently amended, for all operating and reporting purposes. However, a "gas gathering utility", as defined in 16 TAC, § 7.301(c), as well as a utility required to report to the Federal Energy Regulatory Commission under that agency's system of accounts, may limit the use of the NARUC accounts to the reporting requirements of the Railroad Commission of Texas, provided the utility maintains a readily accessible cross-reference between its account system and the NARUC system. The use of a uniform system of accounts promotes higher standards of accuracy and uniformity for all gas utility companies subject to the Commission's jurisdiction and enables the Commission, consumers, investors, utilities, and the public to analyze all Texas natural gas utilities on a comparable basis.

ALL QUESTIONS MUST BE ANSWERED BY ALL UTILITIES.
INCOMPLETE REPORTS ARE SUBJECT TO BEING RETURNED.

Company: Industrial Gas Supply Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2002

UTILITY INFORMATION

1. Full name of reporting utility: Industrial Gas Supply Company

2. Business entity status of utility (i.e. sole proprietorship, partnership, association, cooperative, private or municipal corporation): Unincorporated Division of a Private Corporation

3. Date of organization: Reliant Energy Resources Corp 8/09/96 under (General or Special Act) General Act of State of Delaware

4. If company underwent a consolidation or merger or other change in legal status within the reporting period, give names of other business entities involved and date of change. As part of the corporate restructuring on August 31, 2002 of Reliant Energy Incorporated, CenterPoint Energy, Inc., a public utility holding company, was created. Reliant Energy Resources Corp. referred to in question #3 above, being an indirect wholly owned subsidiary of CenterPoint Energy Inc. changed its name to CenterPoint Energy Resources Corp. Please see attached.

5. If a foreign corporation, state name and address of designated agent for service in Texas
   C. T. Corporation
   1601 Elm Street
   Dallas, Texas 75201

6. If a reorganized company, name original company and when reorganized if within last 5 years
   Not Applicable

7. If the Respondent was subject to bankruptcy, receivership, or other trust, answer the following:
   (a) Date of creation of such bankruptcy, receivership, or trust: Not Applicable
   (b) Authority for its creation: Not Applicable
   (c) Date when possession under it was acquired: Not Applicable
   (d) Name of trustee receiver or receivers: Not Applicable

8. State location of general books of account (be specific)
   1111 Louisiana, Houston, Texas 77002
   Telephone: (713) 207-7777

9. Respondent's books are kept and this report is filed utilizing the cash or accrual basis of accounting: accrual

10. State the name, title and office address of the officer of the Respondent to whom any correspondence concerning this report should be addressed:
    Walter L. Fitzgerald, Vice President and Controller - CenterPoint Energy, Inc.
    PO Box 1700
    Houston, Texas 77251-1700
    Telephone: (713) 207-7425

11. Annual Report to Shareholders of Respondent and/or Respondent's parent, partners or joint ventures:
    ____ is submitted along with this report
    __x__ Will be submitted by (date) May 15, 2003
    ____ no annual reports to shareholders are prepared

12. Most recent Form 10K of Respondent and/or Repondent's parent, partners or joint venturers:
    ____ is submitted along with this report
    __x__ Will be submitted by (date) May 15, 2003
    ____ no Form 10K's are filed

Excerpted from 2002 SEC 10-K Filing of CenterPoint Energy Resources Corp.

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Background and Basis of Presentation

CenterPoint Energy Resources Corp. (CERC Corp.) formerly named Reliant Energy Resources Corp. (RERC Corp.), together with its subsidiaries (collectively, CERC), distributes natural gas, transports natural gas through its interstate pipelines and provides natural gas gathering and pipeline services. Prior to 2001, CERC provided energy services including wholesale energy trading, marketing, power origination and risk management services in North America and Western Europe. CERC Corp. is a Delaware corporation and an indirect wholly owned subsidiary of CenterPoint Energy, Inc. (CenterPoint Energy).

CERC's natural gas distribution operations (Natural Gas Distribution) are conducted by three unincorporated divisions CenterPoint Energy Entex (Entex), CenterPoint Energy Minnegasco (Minnegasco) and CenterPoint Energy Arkla (Arkla) and other non-rate regulated retail gas marketing operations. CERC's pipelines and gathering operations (Pipelines and Gathering) are primarily conducted by two wholly owned pipeline subsidiaries, CenterPoint Energy Gas Transmission Company (CEGT) and CenterPoint Energy-Mississippi River Transmission Corporation (MRT), and a wholly owned gas gathering subsidiary, CenterPoint Energy Field Services, Inc. (CEFS). CERC's principal operations are located in Arkansas, Louisiana, Minnesota, Mississippi, Missouri, Oklahoma and Texas.

Wholesale energy trading, marketing, power origination and risk management activities in North America were conducted primarily by Reliant Energy Services, Inc. (Reliant Energy Services), a wholly owned subsidiary of CERC prior to January 1, 2001. European energy trading and marketing activities were conducted by Reliant Energy Europe Trading & Marketing, Inc. (RE Europe Trading), an indirect wholly owned subsidiary of CERC Corp. prior to January 1, 2001. See Note 2 regarding the Restructuring.

2. The Restructuring

Reliant Energy, Incorporated (Reliant Energy) completed the separation of the generation, transmission and distribution, and retail sales functions of Reliant Energy's Texas electric operations pursuant to the following steps, which occurred on August 31, 2002 (the Restructuring):

- CenterPoint Energy became the holding company for the Reliant Energy group of companies;
- Reliant Energy and its subsidiaries, including CERC, became subsidiaries of CenterPoint Energy; and
- each share of Reliant Energy common stock was converted into one share of CenterPoint Energy common stock.

After the Restructuring, CenterPoint Energy distributed to its shareholders the shares of common stock of Reliant Resources, Inc. (Reliant Resources) that it owned (the Distribution) in a tax-free transaction.

Contemporaneous with the Restructuring, CenterPoint Energy registered and became subject, with its subsidiaries, to regulation as a registered holding company system under the Public Utility Holding Company Act of 1935 (1935 Act). The 1935 Act directs the Securities and Exchange Commission (SEC) to regulate, among other things, transactions among affiliates, sales or acquisitions of assets, issuances of securities, distributions and permitted lines of business. Prior to the Restructuring, CenterPoint Energy and Reliant Energy obtained an order from the SEC that authorized the Restructuring transactions, including the Distribution, and granted CenterPoint Energy certain authority with respect to system financing, dividends and other matters. The financing authority granted by that order will expire on June 30, 2003, and CenterPoint Energy must obtain a further order from the SEC under the 1935 Act, related, among other things, to the financing activities of CenterPoint Energy and its subsidiaries subsequent to June 30, 2003.

Company: Industrial Gas Supply Company *Report Type:* (X) *Original or* (__) *Amended* *Report Year:* 2002

Important Changes During the Year

In this section, give details concerning the matters indicated below, during this reporting period. Make the statements expicit and precise. Each inquiry must be answered. Enter "none" or "n/a" where applicable.

1. The sale, acquisition, lease or rental of any plant as an operating unit or system in this state for a total consideration in excess of $100,000 or merger or consolidation with another public utility operating in this state, and reference the Commission notification *(Tex. Rev. Civ. Stat. Ann. art. 1446e (GURA), Sub Sec 6.01)*.

   NONE

2. Important extensions of systems into new service areas, giving location, new territory covered by distribution system, and dates of beginning operations.

   NONE

3. The purchase of voting stock in another Public Utility doing business in Texas, and reference the commission notification *(Gas Utility Regulatory Act, Sub Section 6.02)*

   NONE

4. The loan of money, stocks, bonds, notes, or other forms of indebtedness to any corporation or person owning or holding directly or indirectly any stock of the Public Utility *(GURA, Section 6.02)*

   NONE

5. The sale, conveyance, banking, or assignment of rights to gas reserves to a Utility or, where not in conflict with a Federal Law, to an Interstate pipeline, and reference the Commssion approval *(Gas Utility Regulatory A Section 6.04)*.

   NONE

6. Additional matters of fact (not elsewhere provided for) which the Respondent may desire to include in its report

   NONE

AFFILIATES

Report the following detailed information related to all affiliates with which the Respondent had business transactions during the reporting year, including, but not limited to, controlling entities, subsidiaries, joint ventures, and partnerships. For each, state the percent control and describe the affiliate relationship to the Respondent. If control is held jointly with one or more other interests, name the other interests in a footnote. "Control" includes both direct and indirect control (See GURA, 1.03 (8)).

Line No.	Name of Company (a)	Relationship to Respondent (b)	Nature of Business (c)	% Control (Direct and Indirect) (d)	Line No.
1	CenterPoint Energy, Inc.	Parent of CenterPoint Energy Resources Corp.	Normal Parent Subsidiary	0%	1
2	CenterPoint Energy Resources Corp.	Wholly owned subsidiary of CenterPoint Energy, Inc.	Normal Parent Subsidiary	100%	2
3	CenterPoint Energy Entex	Affiliate	Gas Sales/Purchases	0%	3
4	CenterPoint Energy Gas Resources Corp.	Affiliate	Gas Sales/Purchases	0%	4
5	Unit Gas Transmission	Affiliate	Gas Sales/Purchases	0%	5
6	Louisiana Transmission, Division of Entex	Affiliate	Gas Sales/Purchases	0%	6
7	CenterPoint Energy Gas Receivables, LLC	Affiliate	Gas Sales/Purchases	0%	7
8					8
9					9
10					10
11					11
12					12
13					13
14					14
15					15
16					16
17					17
18					18
19					19
20					20

Officers and Directors

Report the names of officers and directors at end of reporting period, and designate directors with an asterisk (*). List only the primary officers. It is not necessary to include assistant vice presidents or other assistant officers. If Respondent is a numicipally owned utility,m list names of members of city council or public utility board as applicable. If Respondent is a sole proprietorship or partnership please list owner or partners.

Line No.	Name (a)	Title of Officers or Occupation and Principal Business Address of Directors Who Are Not Officers (b)	Directors		Line No.
			Length of Term (c)	Term Expires (d)	
1	Wayne D. Stinnett, Jr.	Chairman and President			1
2	Marc Kilbride	Vice President and Treasurer			2
3	Benjamin J. Reese	Vice President			3
4	Scott E. Rozzell	Vice President and Secretary			4
5	Rufus S. Scott	Vice President and Assistant Secretary			5
6	Richard B. Dauphin	Assistant Secretary			6
7	Linda Geiger	Assistant Treasurer			7
8					8
9					9
10					10
11					11
12					12
13					13
14					14
15					15
16					16
17					17
18					18
19					19
20					20

COMMON STOCKHOLDERS

Report below the names and addresses of the ten largest stockholders of common stock at the date of the stockholders list nearest to the end of the year. If any stock is held by a nominee, give known details as to the beneficiary.

Line No.	Names and Addresses (a)	Number of Shares (b)	% Ownership (c)	Line No.
1	CenterPoint Energy Resources Corp.	1,000	100%	1
2				2
3				3
4				4
5				5
6				6
7				7
8				8
9				9
10				10

PREFERRED STOCK HOLDERS

Report below the names and addresses of the ten largest stockholders for each class of preferred stock at the date of the stockholders list nearest to the end of the year. If any stock is held by a nominee, give known particulars as to the beneficiary.

Line No.	Names and Addresses (a)	Number of Shares (b)	% Ownership (c)	Line No.
1	NONE			1
2				2
3				3
4				4
5				5
6				6
7				7
8				8
9				9
10				10

Company: Industrial Gas Supply Company Report Type: (X) Original or ( ) Amended Report Year: 2002

INCOME STATEMENT

Line No.	Account (a)	Cross Reference (b)	Year Ended Dec. 31 (c)	Line No.
1	UTILITY OPERATING INCOME			1
2	(400) Operating Revenues	p.25, Ln.22(c)	$ 45,623,699	2
3	Operating Expenses			3
4	(401-402) Operation & Maintenance Expenses	p. 29, Ln. 223(c)	$ 40,141,610	4
5	(403) Depreciation Expense*	p. 29, Ln. 226(c)	577,615	5
6	(404) Amortization of Limited Term Utility Plant*		(758)	6
7	(405) Amortization of Other Utility Plant*			7
8	(406) Amortization of Utility Plant Acquisition Adjustment*			8
9	(407.1) Amortization of Property Losses*			9
10	(407.2) Amortization of Conversion Expenses*			10
11	(408.1) Taxes Other Than Income Taxes, Utility Oper. Incom	p. 29, Ln. 228(c)	1,027,417	11
12	(409.1) Income Taxes, Utility Operating Income	p. 29, Ln. 229(c)	615,862	12
13	(410.1) Provision for Deferred Income Taxes	p. 29, Ln. 230(c)	381,043	13
14	(411.1) Income Taxes Deferred in Prior Years - Credit	p. 29, Ln. 231(c)	0	14
15	(412.1-412.2) Investment Tax Credits	p. 29, Ln. 232(c)	0	15
16	Total Operating Expenses (Lns. 4 thru 15)	p. 29, Ln. 234(c)	$ 42,742,789	16
17	Other Operating Income			17
18	(413) Income from Utility Plant Leased to Others			18
19	(414) Gains (Losses) from Dispos. of Util. Prop			19
20	TOTAL OPERATING INCOME		$ 2,880,910	20
21	(Line 2 Minus 16, 18 & 19)			21
22	OTHER INCOME AND DEDUCTIONS			22
23	Other Income			23
24	(415) Revenue from Merch., Jobbing & Contract Work		$	24
25	(416) Costs & Exp. of Merch., Jobbing & Contract Work		0	25
26	(417) Income from Nonutility Operations	p.22,Ln.8(d)		26
27	(418) Non-operating Rental Income			27
28	(419) Interest and Dividend Income	p.23,Ln.10(c)	9,812	28
29	(420) Allowance for Funds Used During Construction			29
30	(421) Miscellaneous Non-operating Income	p.22,Ln.16(b)	(851,426)	30
31	(422) Gains (Losses) from Disposition of Property			31
32	Total Other Income (Lns. 24 thru 31)		$ (841,614)	32
33	Other Income Deductions:			33
34	(425) Miscellaneous Amortization		$	34
35	(426) Miscellaneous Income Deductions		13	35
36	Total Other Income Deductions (Lns. 34 & 35)		$ 13	36
37	Total Other Income and Deductions		$ (841,627)	37
38	(Ln. 32 minus 36)			38

* *If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferable straight-line, and provide in a separate footnote.*

INCOME STATEMENT (Continued)

Line No.	Account (a)	Cross Reference (b)	Year Ended December 31 (c)	Line No.
39	Taxes Apllicable to Other Income and Deductions:			39
40	(408.2) Taxes Other Than Income Taxes		$	40
41	(409.2) Income Taxes Other Income and Deductions			41
42	(410.2) Provision for Deferred Income Taxes			42
43	(411.2) Income Taxes Deferred in Prior Years - Cr.			43
44	(412.3-412.4) Investment Tax Credits			44
45	Tot. Tax. on Other In. & Ded. (Lns. 40 thru 44)		$ 0	45
46	NET OTHER INCOME AND DEDUCTIONS		$ (841,627)	46
47	(Line 37 minus 45)			47
48	INTEREST CHARGES			48
49	(427) Interest on Long Term Debt		$	49
50	(428) Amortization of Debt Discount and Expense		0	50
51	(429) Amortization of Premium on Debt - Cr.			51
52	(430) Interest on Debt to Associated Companies		405,631	52
53	(431) Other Interest Expense		3,411	53
54	Total Interest Charges (Lns. 49 thru 53)		$ 409,042	54
55	Income Before Extraordinary Items (p. 10,		$ 1,630,241	55
56	Ln. 20 plus or minus p. 11, Ln. 46 minus Ln. 54)			56
57	EXTRAORDINARY ITEMS			57
58	(433) Extraordinary Income	p.23,Ln.18(b)	$ 0	58
59	(434) Extraordinary Deductions			59
60	(409.3) Income Taxes, Extraordinary Items			60
61	NET EXTRAORDINARY ITEMS (Lns. 58 thru 60)		$ 0	61
62	NET INCOME (Ln. 55 plus or minus Ln. 61)		$ 1,630,241	62

** If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferable straight-line, and provide in a separate footnote.*

STATEMENT OF RETAINED EARNINGS

Line No.	Account (a)	Cross Reference (b)	Year Ended December 31 (c)	Line No.
63	(216) Unappropriated Retained Earnings (at Jan.1)		$ 964,887	63
64	(435) Balance Transferred from Income	p.11,Ln.62(c)	$ 1,630,241	64
65	(436) Appropriations of Retained Earnings			65
66	(437) Dividends Declared - Preferred Stock		0	66
67	(438) Dividends Declared - Common Stock		0	67
68	(439) Adjustments to Retained Earnings		0	68
69	NET INCREASE (DECREASE) TO RET. EARNINGS		$ 1,630,241	69
70	(Lns. 64 thru 68)			70
71	(216) Unappropriated Retained Earnings (at Dec. 3	p.13,Ln.81(c)	$ 2,595,128	71
72	(Ln. 63 plus or minus Ln. 69)			72

Company: Industrial Gas Supply Company Report Type: (X) Original or ( ) Amended Report Year: 2002

BALANCE SHEET

Line No.		Assets and Other Debits (a)	Cross Reference (b)	Balance at Dec. 31 Dr. (Cr.) (c)	Line No.
1		UTILITY PLANT			1
2	(101)	Utility Plant in Service	p.19,Ln.94(e)	$ 15,939,015	2
3	(102)	Utility Plant Purchased or Sold		0	3
4	(103)	Util. Plant in Process of Reclassification			4
5	(104)	Utility Plant Leased to Others			5
6	(105-105.1)	Properties Held for Future Use			6
7	(106)	Completed Construction Not Classified			7
8	(107)	Construction Work in Progress		29,928	8
9	(108-113.2)	Accumulated Prov. for Depr. & Amort.		(6,913,573)	9
10	(114)	Utility Plant Acquisition Adjustments			10
11	(115)	Ac. Prov. for Amort. of Util. Plant Acq. Adj.			11
12	(116)	Other Utility Plant Adjustments		0	12
13	(117)	Gas Stored Underground - Non-current		0	13
14		TOTAL NET UTILITY PLANT (Lns. 2 thru 13)		$ 9,055,370	14
15		OTHER PROPERTY AND INVESTMENTS			15
16	(121)	Nonutility Property		$	16
17	(122)	Accum. Prov. for Deprec. and Amort.			17
18	(123)	Investment in Associated Companies			18
19	(124)	Other Investments			19
20	(125)	Sinking Funds			20
21	(126)	Depreciation Fund			21
22	(128)	Other Special Funds			22
23		TOTAL NET OTHER PROPERTY & INVESTMENTS		$ 0	23
24		(Lns. 16 thru 22)			24
25		CURRENT AND ACCRUED ASSETS			25
26	(131)	Cash		$ 327,387	26
27	(132-134)	Special Deposits			27
28	(135)	Working Funds			28
29	(136)	Temporary Cash Investments			29
30	(141)	Notes Receivable	p.15,Ln.8(e)	0	30
31	(142)	Customer Accounts Receivable		2,448,505	31
32	(143)	Other Accounts Receivable		(838,817)	32
33	(144)	Accum. Prov. for Uncollect. Accts. - Cr.		(191,010)	33
34	(145)	Notes Receivable from Assoc. Companies	p.15,Ln.31(b)	2,181,129	34
35	(146)	Accounts Receivable from Assoc. Companies	p.15,Ln.31c)	2,035,211	35
36	(151)	Fuel Stock			36
37	(152)	Fuel Stock Expenses			37
38	(153)	Residuals and Extracted Products			38
39	(154)	Plant Materials and Operating Supplies			39
40	(155)	Merchandise			40
41	(156)	Other Materials and Supplies			41
42	(163)	Stores Expense			42
43	(164)	Gas Stored Underground - Current			43
44	(165)	Liquefied Natural Gas Stored			44

** If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferable straight-line, and provide in a separate footnote.*

BALANCE SHEET (Continued)

Line No.		Assets and Other Debits (a)	Cross Reference (b)	Balance at Dec. 31 Dr. (Cr.) (c)	Line No.
45		CURRENT AND ACCRUED ASSETS (continued)			45
46	(166)	Prepayments		$	46
47	(167-168)	Advance Payments			47
48	(171)	Interest and Dividends Receivable			48
49	(172)	Rents Receivable			49
50	(173)	Accrued Utility Revenue			50
51	(174)	Miscellaneous Current and Accrued Assets			51
52		TOTAL CURRENT AND ACCRUED ASSETS		$ 5,962,406	52
53		(p. 12, Ln. 26 thru p. 13, Ln. 51)			53
54		DEFERRED DEBITS			54
55	(181)	Unamortized Debt Discount and Expense		$	55
56	(182)	Extraordinary Property Losses			56
57	(183)	Preliminary Survey & Investigation Charges			57
58	(184)	Clearing Accounts		73,043	58
59	(185)	Temporary Facilities			59
60	(186)	Miscellaneous Deferred Debits		53,189	60
61	(187)	Research and Development Expenditures		0	61
62		TOTAL DEFERRED DEBITS (Lns. 55 thru 61)		$ 126,232	62
63		TOTAL ASSETS AND OTHER DEBITS	must equal	$ 15,144,008	63
64		(p. 12, Lns. 14 & 23 and p. 13, Lns. 52 & 62)	p. 14, Ln. 125		64

Ln. No.		Liabilities and Other Credits (a)	Cross Reference (b)	Balance at December 31 (c)	Ln. No.
65		PROPRIETARY CAPITAL			65
66	(201)	Common Stock Issued		$ 1,000	66
67	(202)	Common Stock Subscribed			67
68	(203)	Common Stock Liability for Conversion			68
69	(204)	Preferred Stock Issued			69
70	(205)	Preferred Stock Subscribed			70
71	(206)	Preferred Stock Liability for Conversion			71
72	(207)	Premium on Capital Stock			72
73	(208)	Donations Received from Stockholders			73
74	(209)	Red. in Par or Stated Val. of Cap. Stock			74
75	(210)	Gain on Resale or Can. of Reacq. Cap. Stock			75
76	(211)	Miscellaneous Paid-In Capital			76
77	(212)	Installments Received on Capital Stock			77
78	(213)	Discount on Capital Stock			78
79	(214)	Capital Stock Expenses			79
80	(215)	Appropriated Retained Earnings			80
81	(216)	Unappropriated Retained Earnings		2,595,128	81
82	(217)	Reacquired Capital Stock			82
83		TOTAL PROPRIETARY CAPITAL (Lns. 66 through 82)		$ 2,596,128	83

Company: Industrial Gas Supply Company Report Type: (X) Original or ( ) Amended Report Year: 2002

BALANCE SHEET (Continued)

Line No.		Liabilities and Other Credits (a)	Cross Reference (b)	Balance at Dec. 31 Dr. (Cr.) (c)	Line No.
84		LONG TERM DEBT			84
85	(221)	Bonds		$	85
86	(222)	Reacquired Bonds			86
87	(223)	Advances from Associated Companies			87
88	(224)	Other Long Term Debt			88
89		TOTAL LONG TERM DEBT (Lns. 85 thru 88)	p.17,Ln.8(h)	$ 0	89
90		CURRENT AND ACCRUED LIABILITIES			90
91	(231)	Notes Payable	p.16,Ln.8(e)	$	91
92	(232)	Accounts Payable		2,395,886	92
93	(233)	Notes Payable to Associated Companies	p.16,Ln.26(b)	6,869,376	93
94	(234)	Accounts Payable to Associated Companies	p.16,Ln.26(c)	1,441,151	94
95	(235)	Customer Deposits		39,322	95
96	(236)	Taxes Accrued		(617,635)	96
97	(237)	Interest Accrued			97
98	(238)	Dividends Declared			98
99	(239)	Matured Long Term Debt			99
100	(240)	Matured Interest			100
101	(241)	Tax Collections Payable		0.00	101
102	(242)	Miscellaneous Current and Accrued Liabilities		(17,624)	102
103		TOTAL CURRENT AND ACCRUED LIABILITIES		$ 10,110,476	103
104		(Lns. 91 thru 102)			104
105		DEFERRED CREDITS			105
106	(251)	Unamortized Premium on Debt		$	106
107	(252)	Customer Advances for Construction			107
108	(253)	Other Deferred Credits			108
109	(255)	Accumulated Deferred Investment Tax Credits			109
110		TOTAL DEFERRED CREDITS (Lns. 106 thru 109)		$ 0	110
111		OPERATING RESERVES			111
112	(261)	Property Insurance Reserves		$	112
113	(262)	Injuries and Damages Reserve			113
114	(263)	Pensions and Benefits Reserve			114
115	(265)	Miscellaneous Operating Reserves			115
116		TOTAL OPERATING RESERVES (Lns. 112 thru 115)		$ 0	116
117		CONTRIBUTIONS IN AID OF CONSTRUCTION			117
118	(271)	Total Contributions in Aid of Construction		$ 0	118
119		ACCUMULATED DEFERRED INCOME TAXES			119
120	(281)	Accum. Def. In. Taxes - Accelerated Amort.		$	120
121	(282)	Accum. Def. In. Taxes - Liberalized Dep.			121
122	(283)	Accumulated Deferred Income Taxes - Other		2,437,404	122
123		TOTAL ACCUMULATED DEFERRED INCOME TAXES		$ 2,437,404	123
124		(Lns. 120 thru 122)			124
125		TOTAL LIABILITIES AND OTHER CREDITS	P. 13, Ln. 63	$ 15,144,008	125
126		(p.13, Ln. 83 and p.14, Lns. 89, 103, 110, 116, 118 & 123)			126

Company: Industrial Gas Supply Company Report Type: (X) Original or ( ) Amended Report Year: 2002

NOTES RECEIVABLE (Acct. 141)

If the reporting utility has no separate notes discounted or pledged, then report the notes of the corporate entity of which is the reporting utility is a part. Minor items may be grouped by classes showing the number of such items.

Ln. No.	Name of Maker and Purpose for Which Received (a)	Date of Issue (b)	Date of Maturity (c)	Interest Rate (d)	Balance At End of Year (e)	Ln. No.
1	None	N/A	N/A	N/A	None	1
2						2
3						3
4						4
5						5
6						6
7						7
8	TOTAL (must equal p.12, Ln.30)				None	8

RECEIVABLES FROM ASSOCIATED COMPANIES (Accts. 145-146)

1. For notes receivable, show associated company, date of issue, maturity date, and interest rate for each note receivable in column (a), and the amount in column (b).
2. For accounts receivable, show the associated company in column (a) and the total accounts receivable for each each associated company in column (c).

Line No.	Particulars (a)	Amounts at End of Year		Ln. No.
		Notes Receivable (b)	Accts. Receivable (c)	
9	Louisiana Transmission Div. Of Entex	$ 141,823	$	9
10	CenterPoint Energy, Inc		77,627	10
11	Unit Gas Transmission Company		390,269	11
12	CenterPoint Energy Entex		112,911	12
13	CNP Gas Resources Corp.		1,454,404	13
14	CNP Resources Corp.	(2,246,922)		14
15	CNP Gas Receivables, LLC	4,286,228		15
16	TOTALS (must equal p.12, Lns. 34 & 35)	$ 2,181,129	$ 2,035,211	16

Company: Industrial Gas Supply Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2002

NOTES PAYABLE (Acct. 231)

If the reporting utility has no separate notes discounted or pledged, then report the notes of the corporate entity of which is the reporting utility is a part. Minor items may be grouped by classes showing the number of such items.

Ln. No.	Name of Payee and Purpose for Which Issued (a)	Date of Note (b)	Date of Maturity (c)	Interest Rate (d)	Balance End of Year (e)	Ln. No.
1	None	N/A	N/A	%	None	1
2						2
3						3
4						4
5						5
6						6
7					0	7
8	TOTAL (Must equal p.14, Ln.91)				None	8

PAYABLES TO ASSOCIATED COMPANIES (Accts. 233 - 234)

1 For notes payable, show associated company, date of issue, maturity date, and interest rate for each note payable in column (a), and the amount in column (b).

2 For accounts payable, show the associated company in column (a) and the total account payable for each associated company in column (c).

Ln. No.	Particulars (a)	Amounts at End of Year		Ln. No.
		Notes Payable (b)	Accts. Payable (c)	
9	CenterPoint Energy Resources Corp.	$ 6,869,376	$ 522,923	9
10	CenterPoint Energy Entex		281,837	10
11	CenterPoint Energy Gas Resources Corp.		630,856	11
12	CenterPoint Energy, Inc		5,535	12
13				13
14				14
15				15
16	TOTALS (Must equal p. 14, Lns. 93 & 94)	$ 6,869,376	$ 1,441,151	16

CAPITAL STOCK INFORMATION

Complete only if utility's capital stock information is not available in an attached SEC 10K or Annual Report to Shareholders.

Line No.	Description of Equity (a)	Year-End Price Per Share (b)	Year-End Shares Outstanding (c)	Earnings Per Share (d)	Dividends Per Share (e)	Book Value Per Share (f)	Balance (g)	Line No.
1	COMMON: 1,000 shares @ $1.00 par value	$ 1.00	1,000	$ 1,630		$ 2,596	$ 2,596,128	1
2	PREFERRED:	$					$	2
3								3
4	TOTAL						$ 2,596,128	4

Note: Columns (b),(c),(d),(e), and (f) can reflect your Fiscal Year, if needed.

LONG TERM DEBT (Accts. 221-224)

Complete only if utility's detailed debt information is not available in an attached SEC Form 10K or Annual Report to Shareholders.

Line No.	Description of Debt (a)	Nominal Date of Issue (b)	Nominal Date of Maturity (c)	Interest Rate (d)	General Call Price End of Year (e)	Held by Utility: Reacquired Bonds (f)	Held by Utility: Sinking & Other Funds (g)	Amount Outstanding (h)	Line No.
5	Advances from Associated Company	Various	Continuous	N/A	N/A	$	$	$ 0	5
6									6
7									7
8	TOTAL					$	$	$ 0	8

Line 8(h) must equal p.14, Ln. 89(c).

Company: Industrial Gas Supply Company Report Type: (X) Original or ( ) Amended Report Year: 2002

GAS UTILITY PLANT IN SERVICE (Balance Sheet Account 101)

Totals - Texas Only (Lines 1 through 46)

Line No.	Account and Description (a)		Balance First of Year (b)	Additions During Year (c)	Retirements Adjustments (d)	Balance End of Year (e)	Line No.
1	(301-303)	Intangible Plant-SUB-TOTAL	$ 0	$ 0	$ 0	$ 0	1
2	(304-320)	Manufactured Gas Production	$	$	$	$	2
3	NATURAL GAS PRODUCTION AND GATH. PLANT						3
4	(325.1)	Producing Lands	$	$	$	$	4
5	(325.2)	Producing Leaseholds					5
6	(325.3)	Gas Rights					6
7	(325.4)	Rights-of-Way					7
8	(325.5)	Other Land and Land Rights					8
9	(326)	Gas Well Structures					9
10	(327)	Field Compressor Station Structures					10
11	(328)	Field Meas. & Reg. Station Structures					11
12	(329)	Other Structures					12
13	(330)	Producing Gas Wells - Well Construction					13
14	(331)	Producing Gas Wells - Well Equipment					14
15	(332)	Field Lines					15
16	(333)	Field Compressor Station Equipment					16
17	(334)	Field Meas. & Reg. Station Equipment					17
18	(335)	Drilling and Cleaning Equipment					18
19	(336)	Purification Equipment					19
20	(337)	Other Equipment					20
21	(338)	Unsuccessful Explor & Development Costs					21
22	Total Natural Gas Production & Gathering Plant		$ 0	$ 0	$ 0	$ 0	22
23	(Lns. 4 through 21)						23
24	PRODUCTS EXTRACTION PLANT						24
25	(340)	Land & Land Rights	$	$	$	$	25
26	(341)	Structures and Improvements					26
27	(342)	Extraction and Refining Equipment					27
28	(343)	Pipe Lines					28
29	(344)	Extracted Products Storage Equipment					29
30	(345)	Compressor Equipment					30
31	(346)	Gas Measuring & Regulating Equipment					31
32	(347)	Other Equipment					32
33	Total Prod. Extract. Plant (Lns. 25 through 32)		$ 0	$ 0	$ 0	$ 0	33
34	UNDERGROUND STORAGE PLANT						34
35	(350.1-350.2)	Land and Right-of-Ways	$	$	$	$	35
36	(351)	Structures and Improvements					36
37	(352)	Wells					37
38	(352.1)	Storage Leaseholds and Rights					38
39	(352.2)	Reservoirs					39
40	(352.3)	Nonrecoverable Natural Gas					40
41	(353)	Lines					41
42	(354)	Compressor Station Equipment					42
43	(355)	Measuring and Regulating Equipment					43
44	(356)	Purification Equipment					44
45	(357)	Other Equipment					45
46	Total Undergr. Strg Plant (Lns. 35 through 45)		$ 0	$ 0	$ 0	$ 0	46

Company: Industrial Gas Supply Company Report Type: (X) Original or ( ) Amended Report Year: 2002

GAS UTILITY PLANT IN SERVICE (Balance Sheet Account 101)

Totals - Texas Only (Lines 47 through 94)

Line No.	Account and Description (a)	Balance First of Year (b)	Additions During Year (c)	Retirements & Adjustments (d)	Balance End of Year (e)	Line No.
47	**Other Storage Plant**					47
48	(360) Land and Land Rights	$	$	$	$	48
49	(361) Structures and Improvements					49
50	(362) Gas Holders					50
51	(363) Purification Equipment					51
52	(363.1) Liquefaction Equipment					52
53	(363.2) Vaporizing Equipment					53
54	(363.3) Compressor Equipment					54
55	(363.4) Measuring and Regulating Equipment					55
56	(363.5) Other Equipment					56
57	Total Other Storage Plant (Lns. 48 through 56)	$ -	$ -	$ -	$ -	57
58	**Transmission Plant**					58
59	(365.1 & 365.2) Land & Rights of Way	$ 122,293	$ (46,435)	$	$ 75,858	59
60	(366) Structures & Improvements	17,998			17,998	60
61	(367) Mains	12,495,524	550,782	(218,530)	12,827,776	61
62	(368) Compressor Station Equipment	-			-	62
63	(369) Meas. and Reg. Station Equipment	2,399,116	548,971		2,948,087	63
64	(370) Communication Equipment	-			-	64
65	(371) Other Equipment	36,464			36,464	65
66	Total Transmission Plant (Lns. 59 through 65)	$ 15,071,395	$ 1,053,318	$ (218,530)	$ 15,906,183	66
67	**Distribution Plant**					67
68	(374) Land & Land Rights	$	$	$	$	68
69	(375) Structures and Improvements					69
70	(376) Mains					70
71	(377) Compressor Station Equipment					71
72	(378 & 379) Meas. & Reg. Station Equipment					72
73	(380) Services					73
74	(381-384) Meters & House Regulators					74
75	(385) Ind. Meas. & Reg. Station Equipment					75
76	(386 & 387) Other Prop & Equipment					76
77	Total Distribution Plant (Lns. 68 through 76)	$ -	$ -	$ -	$ -	77
78	**General Plant**					78
79	(389) Land & Land Rights	$	$	$	$ -	79
80	(390) Structures & Improvements				-	80
81	(391) Office Furniture & Equipment			-	-	81
82	(392) Transportation Equipment	-	-	-	-	82
83	Stores, Tools, Lab. & Power Equipment	-	-	-	-	83
84	(397) Communication Equipment	-		-	-	84
85	(398-399) Misc. & Other Equipment	-		-	-	85
86	Total General Plant (Lns. 79 through 85)	$ -	$ -	$ -	$ -	86
87	**TOTAL PLANT - TEXAS**	$ 15,071,395	$ 1,053,318	$ (218,530)	$ 15,906,183	87
88	(Lns. 1, 2, 22, 33, 46, 57, 66, 77, and 86)					88
89	**All Other Areas**					89
90	(301-363) Int., Prod., & Storage Plant	$ -	$ -	$ -	$ -	90
91	(365-371) Transmission Plant	-	-	-	-	91
92	(374-387) Distribution Plant	32,681	151	-	32.832	92
93	(389-399) General Plant	-	-	-	-	93
94	TOTAL PLANT - ALL AREAS (Lns. 87 through 93)	$ 15,104,076	$ 1,053,469	$ (218,530)	$ 15,939,015	94

(Line 94(e) must equal p.12, Ln. 2(c))

Company: Industrial Gas Supply Company Report Type: (X) Original or ( ) Amended Report Year: 2002

ACCUMULATED DEPRECIATION OF GAS UTILITY PLANT IN SERVICE (BALANCE SHEET ACCOUNT 108)

Totals - Texas Only (Lines 1 through 46)

NOTE: If an accelerated depreciation method is used, estimate the required data using a non accelerated method, preferably straight-Line, and provide in a separate footnote.

Line No.	Account and Description (a)	Service Life (b)	Balance First of Year (c)	Current Year Accrual (d)	Retirements Adjustments (e)	Balance End of Year (f)	Line No.
1	(301-303) Intangible Plant-SUB-TOTAL		$ 0	$ 0	$ 0	$	1
2	(304-320) Manufactured Gas Production		$	$	$	$	2
3	**Natural Gas Production and Gath. Plant**						3
4	(325.1) Producing Lands		$	$	$	$	4
5	(325.2) Producing Leaseholds						5
6	(325.3) Gas Rights						6
7	(325.4) Rights-of-Way						7
8	(325.5) Other Land and Land Rights						8
9	(326) Gas Well Structures						9
10	(327) Field Compressor Station Structures						10
11	(328) Field Meas. & Reg. Station Structures						11
12	(329) Other Structures						12
13	(330) Producing Gas Wells - Well Construction						13
14	(331) Producing Gas Wells - Well Equipment						14
15	(332) Field Lines						15
16	(333) Field Compressor Station Equipment						16
17	(334) Field Meas. & Reg. Station Equipment						17
18	(335) Drilling and Cleaning Equipment						18
19	(336) Purification Equipment						19
20	(337) Other Equipment						20
21	(338) Unsuccessful Explor & Development Costs						21
22	Total Natural Gas Production & Gathering Plant		$ 0	$ 0	$ 0	$ 0	22
23	(Lns. 4 through 21)						23
24	**Products Extraction Plant**						24
25	(340) Land & Land Rights		$	$	$	$	25
26	(341) Structures and Improvements						26
27	(342) Extraction and Refining Equipment						27
28	(343) Pipe Lines						28
29	(344) Extracted Products Storage Equipment						29
30	(345) Compressor Equipment						30
31	(346) Gas Measuring & Regulating Equipment						31
32	(347) Other Equipment						32
33	Total Prod. Extract. Plant (Lns. 25 through 32)		$ 0	$ 0	$ 0	$ 0	33
34	**Underground Storage Plant**						34
35	(350.1-350.2) Land and Right-of-Ways		$	$	$	$	35
36	(351) Structures and Improvements						36
37	(352) Wells						37
38	(352.1) Storage Leaseholds and Rights						38
39	(352.2) Reservoirs						39
40	(352.3) Nonrecoverable Natural Gas						40
41	(353) Lines						41
42	(354) Compressor Station Equipment						42
43	(355) Measuring and Regulating Equipment						43
44	(356) Purification Equipment						44
45	(357) Other Equipment						45
46	Total Undergr. Storage Plant (Lns. 35 through 45)		$ 0	$ 0	$ 0	$ 0	46

Company: Industrial Gas Supply Company Report Type: (X) Original or (__) Amended Report Year: 2002

ACCUMULATED DEPRECIATION OF GAS UTILITY PLANT IN SERVICE (BALANCE SHEET ACCOUNT 108)

Totals -- Texas Only

Line No.	Account and Description (a)	Service Life (b)	Balance First of Year (c)	Current Year Accrual (d)	Retirements Adjustments (e)	Balance End of Year (f)	Line No.
47	Other Storage Plant						47
48	(360) Land and Land Rights		$	$	$	$	48
49	(361) Structures and Improvements						49
50	(362) Gas Holders						50
51	(363) Purification Equipment						51
52	(363.1) Liquefaction Quipment						52
53	(363.2) Vaporizing Equipment						53
54	(363.3) Compressor Equipment						54
55	(363.4) Measuring and Regulating Equipment						55
56	(363.5) Other Equipment						56
57	Total Other Storage Plant (Lns. 48 through 56)		$ 0	$ 0	$ 0	$ 0	57
58	TRANSMISSION PLANT						58
59	(365.1 & 365.2) Land & Rights of Way		$ 36,487	$ 1,211	$	$ 37,698	59
60	(366) Structures & Improvements		8,920	675		9,595	60
61	(367) Mains		6,140,307	437,699	(102,265)	6,475,741	61
62	(368) Compressor Station Equipment					0	62
63	(369) Meas. and Reg. Station Equipment		218,875	158,171		377,046	63
64	(370) Communication Equipment					0	64
65	(371) Other Equipment		7,293	3,647		10,940	65
66	Total Transmission Plant (Lns. 59 through 65)		$ 6,411,882	$ 601,403	$ (102,265)	$ 6,911,020	66
67	DISTRIBUTION PLANT						67
68	(374) Land & Land Rights		$				68
69	(375) Structures and Improvements						69
70	(376) Mains						70
71	(377) Compressor Station Equipment						71
72	(378 & 379) Meas. & Reg. Station Equipment						72
73	(380) Services						73
74	(381-384) Meters & House Regulators						74
75	(385) Ind. Meas. & Reg. Station Equipment						75
76	(386 & 387) Other Prop & Equipment						76
77	Total Distribution Plant (Lns. 68 through 76)		$ 0	$ 0	$ 0	$ 0	77
78	GENERAL PLANT						78
79	(389) Land & Land Rights		$	$		$ 0	79
80	(390) Structures and Improvements					0	80
81	(391) Office Furniture & Equipment						81
82	(392) Transportation Equipment						82
83	(393-396) Stores, Tools, Lab. & Power Equipment						83
84	(397) Communication Equipment						84
85	(398-399) Misc. & Other Equipment						85
86	Total General Plant (Lns. 79 through 85)		$ 0	$ 0	$ 0	$ 0	86
87	Total Accum. Depreciation - Texas		$ 6,411,882	$ 601,403	$ (102,265)	$ 6,911,020	87
88	(Lns. 1, 2, 22, 33, 46, 57, 66, 77, and 86)						88
89	ALL OTHER STATES						89
90	(301-363) Int., Prod., & Storage Plant		$				90
91	(365-371) Transmission Plant						91
92	(374-387) Distribution Plant		1,328	1,225	0	2,553	92
93	(389-399) General Plant						93
94	Total Depr. - ALL AREAS (Lns. 87 through 93)		$ 6,413,210	$ 602,628	$ (102,265)	$ 6,913,573	94

(Line 94(f) must equal amount for Acct. 108 included on p.12, Ln. 9(c))

Company: Industrial Gas Supply Company *Report Type:* (X) *Original or* (__) *Amended* *Report Year:* 2002

INCOME FROM NONUTILITY OPERATIONS (Acct. 417)

Show hereunder particulars concerning income from nonutility operations.

Line No.	Details (a)	Revenue (b)	Expenses (c)	Net Income (Col. b less c) (d)	Line No.
1					1
2					2
3					3
4					4
5					5
6					6
7					7
8	TOTAL (Col. (d) must equal p.10, ln. 26)	$	$	None	8

MISCELLANEOUS NONOPERATING INCOME (Acct. 421)

Report details of items included in Acct. 421.

Line No.	Description (a)	Amount (b)	Line No.
9	Gain/Loss on MTM Acct-Other Trading	$ 851,400	9
10	A & G Exp-Filing Fees	25	10
11			11
12			12
13			13
14			14
15			15
16	TOTAL (Must equal p.10, ln. 30)	$ 851,426	16

Interest and Dividend Income (Acct. 419)

Ln. No.	Security of Account on Which Received (a)	Interest or Dividend Rate (b)	Amount (c)	Ln. No.
1	Interest and dividend income		$ (9,812)	1
2				2
3				3
4				4
5				5
6				6
7				7
8	Total interest and dividends		$ (9,812)	8
9	Less total expenses applicable to above		0	9
10	Total Net Interest and Dividend Income, before taxes		$ (9,812)	10

(Must equal p.10, Ln.28)

Extraordinary Income (Acct. 433)

Report details of items included in Acct. 433.

Ln No.	Description (a)	Amount (b)	Ln No.
11	None	$ 0	11
12			12
13			13
14			14
15			15
16			16
17			17
18	TOTAL (Must equal p.11, Ln.58)	$ 0	18

Company: Industrial Gas Supply Company *Report Type: (X) Original or (__) Amended Report Year:* 2002

RECONCILIATION OF GAS UTILITY TAX (Tex. Util. Code, § 122.102) Fotr the Year 2002

Activity of Revised Quarterly Tax Forms:

Line No.	Description (a)	1st Quarter (b)	2nd Quarter (c)	3rd Quarter (d)	4th Quarter (e)	Totals (f)	Line No.
1	**TOTAL GROSS RECEIPTS***	$ 8,871,364	$ 11,427,955	$ 9,590,209	$ 11,673,828	$ 41,563,356	1
2	Less Non-Taxable Receipts						2
3	Less Deductions	6,935,762	9,550,153	7,616,929	9,574,291	33,677,135	3
4	Total Taxable Gross Income	$ 1,935,602	$ 1,877,802	$ 1,973,280	$ 2,099,537	$ 7,886,221	4
5	Multiplied by Tax Rate	x .005	x .005	x .005	x .005	x .005	5
6	Total Tax Due	$ 9,678	$ 9,389	$ 9,866	$ 10,498	$ 39,431	6
7	Adjustments for Over/Under Payments						7
8	Net Tax Due	$ 9,678	$ 9,389	$ 9,866	$ 10,498	$ 39,431	8
9	Late Penalty						9
10	Interest						10
11	**TOTAL AMOUNT PAID**	$ 9,678	$ 9,389	$ 9,866	$ 10,498	$ 39,431	11

Upon completion of this report, if any tax quarters have been reported and paid improperly please reconcile the differences.

*** Reconciliation: All sales and transportation revenues reported *on* pages 30, 31, 32, and 33 should equal the Total Gross Receipts on Line 1 above. If not, please reconcile.** ***See footnote P. 36 for reconciliation.***

Company: Industrial Gas Supply Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2002

Gas Operating Revenues and Expenses

If solely engaged in intrastate operations complete column (c) only.

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
1	OPERATING REVENUES			1
2	Sales of Gas			2
3	(480) Residential Sales	$		3
4	(481) Sm. Commercial and Industrial Sales	21,125,662	21,851,815	4
5	(481) Lg. Commercial and Industrial Sales	16,580,997	19,810,445	5
6	(482) Other Sales to Public Authorities			6
7	(483) Sales for Resale			7
8	(484) Interdepartmental Sales			8
9	Unbilled Revenue (if any, report here only)			9
10	Total Sales of Gas (lns. 3 through 9)	$ 37,706,659	$ 41,662,260	10
11	**Other Operating Revenues**			11
12	(487) Forfeited Discounts	$		12
13	(488) Miscellaneous Service Revenues			13
14	(489) Revenues from Transportation (and Compression) of Gas	3,856,697	3,856,697	14
15	(490) Sales of Products Extracted from Natural Gas			15
16	(491) Revenues from Natural Gas Processed by Others			16
17	(492) Incidental Gasoline and Oil Sales			17
18	(493) Rent from Gas Property			18
19	(494) Interdepartmental Rents			19
20	(495) Other Gas Revenues	104,742	104,742	20
21	TOTAL OTHER OPERATING REVENUES (Lns. 12 thru 20)	$ 3,961,439	$ 3,961,439	21
22	TOTAL OPERATING REVENUES (Ln. 10 plus 21)	$ 41,668,098	$ 45,623,699	22
23	OPERATIONG & MAINTENANCE EXPENSES			23
24	**Manufactured Gas Production Expenses**			24
25	(700-742) Manufactured Gas Production Expenses	$	$	25
26	**Natural Gas Production Exp. - Production & Gathering**			26
27	(750) Operation Supervision and Engineering	$	$	27
28	(751) Production Maps and Records			28
29	(752) Gas Wells Expenses			29
30	(753) Field Lines Expenses			30
31	(754) Field Compressor Station Expenses			31
32	(755) Field Compressor Station Fuel and Power			32
33	(756) Field Measuring and Regulating Station Expenses			33
34	(757) Purification Expenses			34
35	(758) Gas Wells Royalties			35
36	(759) Other Expenses			36
37	(760) Rents			37
38	(761) Maintenance Supervision and Engineering			38
39	(762) Maintenance of Structures and Improvements			39
40	(763) Maintenance of Producing Wells			40
41	(764) Maintenance of Field Lines			41
42	(765) Maintenance of Field Compressor Station Equipment			42
43	(766) Maintenance of Field Meas. and Reg. Station Equip.			43
44	(767) Maintenance of Purification Equipment			44
45	(768) Maintenance of Drilling and Cleaning Equipment			45
46	(769) Maintenance of Other Equipment			46
47	Total Prod & Gathering Expenses (Lns. 27 - 46)	$ 0	$ 0	47

Gas Operating Revenues and Expenses (Continued)

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
48	**OPERATING EXPENSES (continued)**			48
49	**Operation and Maintenance Expenses (continued)**			49
50	**Natural Gas Production Expense - Products Extraction**			50
51	(770) Operation Supervision & Engineering	$	$	51
52	(771) Operation Labor			52
53	(772) Gas Shrinkage			53
54	(773) Fuel			54
55	(774) Power			55
56	(775) Materials			56
57	(776) Operation Supplies and Expenses			57
58	(777) Gas Processed by Others			58
59	(778) Royalties on Products Extracted			59
60	(779) Marketing Expenses			60
61	(780) Products Purchased for Resale			61
62	(781) Variation in Products Inventory			62
63	(782) Extracted Products Used by the Utility - Credit			63
64	(783) Rents			64
65	(784) Maintenance Supervision and Engineering			65
66	(785) Maintenance of Structures and Improvements			66
67	(786) Maintenance of Extraction and Refining Equipment			67
68	(787) Maintenance of Pipe Lines			68
69	(788) Maintenance of Extracted Products Storage Equipment			69
70	(789) Maintenance of Compressor Equipment			70
71	(790) Maintenance of Gas Measuring and Reg. Equipment			71
72	(791) Maintenance of Other Equipment			72
73	Total Products Extraction Expenses (Lns. 51 - 72)	$	$	73
74	**Exploration and Development Expenses**			74
75	(795) Delay Rentals	$	$	75
76	(796) Nonproductive Well Drilling			76
77	(797) Abandoned Leases			77
78	(798) Other Exploration			78
79	Total Exploration & Development Exp. (lns. 75 - 78)	$	$	79
80	**Purchase Gas Expenses**			80
81	(800) Natural Gas Well Head Purchases	$	$	81
82	(801) Natural Gas Field Line Purchases			82
83	(802) Natural Gas Gasoline Plant Outlet Purchases			83
84	(803) Natural Gas Transmission Line Purchases	33,677,136	37,687,372	84
85	(804) Natural Gas City Gate Purchases			85
86	Total Purchase Gas Expenses (Lns. 81 - 85)	$ 33,677,136	$ 37,687,372	86
87	**Other Gas Supply Expenses**			87
88	(805) Other Gas Purchases	$		88
89	(806) Exchange Gas			89
90	(807) Purchases Gas Expenses			90
91	(808) Gas Withdrawn from Storage			91
92	(809) Gas Delivered to Storage			92
93	(810) Gas Used for Compressor Station Fuel			93
94	(811) Gas Used for Products Extraction			94

Company: Industrial Gas Supply Company Report Type: (X) Original or (__) Amended Report Year: 2002

Gas Operating Revenues and Expenses

If solely engaged in intrastate operations complete column (c) only.

Line No.	Account (a)		Texas Operations (b)	Total Operations (c)	Line No.
95	OPERATING EXPENSES (continued)				95
96	Operation and Maintenance Expenses (continued)				96
97	**Other Gas Supply Expenses (continued)**				97
98	(812)	Gas Used for Other Utility Operations - Credit	$ 0	$ 0	98
99	(813)	Other Gas Supply Expenses			99
100		Total Other Gas Supply Expenses (Lns. 88 - 99)	$ 0	$ 0	100
101	**Underground Storage Expenses**				101
102	(814)	Operation Supervision and Engineering	$	$	102
103	(815)	Maps and Records			103
104	(816)	Wells Expenses			104
105	(817)	Lines Expenses			105
106	(818)	Compressor Station Expenses			106
107	(819)	Compressor Station Fuel and Power			107
108	(820)	Measuring and Regulation Station Expenses			108
109	(821)	Purification Expenses			109
110	(822)	Exploration and Development			110
111	(823)	Gas Losses			111
112	(824)	Other Expenses			112
113	(825)	Storage Wells Royalties			113
114	(826)	Rents			114
115	(830)	Maintenance Supervision and Engineering			115
116	(831)	Maintenance of Structures and Improvements			116
117	(832)	Maintenance of Reservoirs and Wells			117
118	(833)	Maintenance of Lines			118
119	(834)	Maintenance of Compressor Station Equipment			119
120	(835)	Maintenance of Measuring and Reg. Station Equipment			120
121	(836)	Maintenance of Purification Equipment			121
122	(837)	Maintenance of Other Equipment			122
123		Total Undergrnd. Storage Exp. (Lns. 102-122)	$	$	123
124		**Other Storage Expenses**			124
125	(840)	Operation Supervision and Engineering	$	$	125
126	(841)	Operation Labor and Expenses			126
127	(842)	Rents			127
128	(842.1)	Fuel			128
129	(842.2)	Power			129
130	(842.3)	Gas Losses			130
131	(843)	Maintenance Supervision and Engineering			131
132	(844)	Maintenance of Structures and Improvements			132
133	(845)	Maintenance of Gas Holder			133
134	(846)	Maintenance of Purification Equipment			134
135	(847)	Maintenance of Liquefaction Equipment			135
136	(848)	Maintenance of Vaporizing Equipment			136
137	(848.1)	Maintenance of Compressor Equipment			137
138	(848.2)	Maintenance of Measuring and Regulating Equipment			138
139	(848.3)	Maintenance of Other Equipment			139
140		Total Other Storage Expenses (Lns. 125 through 139)	$ 0	$ 0	140

Gas Operating Revenues and Expenses (Continued)

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
141				141
142	**OPERATING EXPENSES (continued)**			142
143	**Operation and Maintenance Expenses (continued)**			143
144	**Transmission Expenses**			144
145	(850) Operation Supervision and Engineering	$	$	145
146	(851) System Control and Load Dispatching	16,870	16,870	146
147	(852) Communications System Expenses			147
148	(853) Compressor Station Labor and Expenses			148
149	(854) Gas for Compressor Station Fuel			149
150	(855) Other Fuel and Power for Compressor Stations			150
151	(856) Mains Expenses	284,731	284,731	151
152	(857) Measuring and Regulation Station Expenses	81,559	81,559	152
153	(858) Transmission and Compression of Gas by Others		58,530	153
154	(859) Other Exoebses	8,356	8,356	154
155	(860) Rents	626	626	155
156	(861) Maintenance Supervision and Engineering			156
157	(862) Maintenance of Structures and Improvements			157
158	(863) Maintenance of Mains			158
159	(864) Maintenance of Compressor Station Equipment			159
160	(865) Maintenance of Measuring and Reg. Station Equipment	549	549	160
161	(866) Maintenance of Communication Equipment			161
162	(867) Maintenance of Other Equipment	235	235	162
163	Total Transmission Expenses (lns. 145 through 162)	$ 392,926	$ 451,456	163
164	**Distribution Expenses**			164
165	(870) Operation Supervision and Engineering	$		165
166	(871) Distribution Load Dispatching			166
167	(872) Compressor Station Labor and Expenses			167
168	(873) Compressor Station Fuel and Power			168
169	(874) Mains and Services Expenses			169
170	(875) Measuring and Regulation Station Expenses - General			170
171	(876) Measuring and Regulation Station Exp. - Industrial			171
172	(877) Meas. and Reg. Station Exp. - City Gate			172
173	(878) Meter and House Regulator Expenses			173
174	(879) Customer Installatoins Expenses			174
175	(880) Other Expenses			175
176	(881) Rents			176
177	(885) Maintenance Supervision and Engineering			177
178	(886) Maintenance of Structures and Improvements			178
179	(887) Maintenance of Mains			179
180	(888) Maintenance of Field Compressor Station Equipment			180
181	(889) Maintenance of Field Meas. and Reg. Station Equip. - Gen			181
182	(890) Maintenance of Field Meas. and Reg. Station Equip. Industrial			182
183	(891) Maintenance of Field Meas. and Reg. Station Equip. - City Gate			183
184	(892) Maintenance of Services			184
185	(893) Maintenance of Meters and House Regulators			185
186	(894) Maintenance of Other Equipment			186
187	Total Distribution Expenses (lns. 165 through 186)	$ 0	$ 0	187

Gas Operating Revenues and Expenses (Continued)

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
188	OPERATING EXPENSES (continued)			188
189	Operation and Maintenance Expenses (continued)			189
190	**Customer Accounts Expenses**			190
191	(901) Supervision	$		191
192	(902) Customer Assistance Expenses			192
193	(903) Customer Records and Collection Expenses			193
194	(904) Uncollectible Accounts	1,459,323	1,459,323	194
195	(905) Miscellaneous Customer Accounts Expenses			195
196	Total Customer Accounts Expenses	$ 1,459,323	$ 1,459,323	196
197	**Customer Service and Sales Promotion Expenses**			197
198	(909) Supervision	$		198
199	(910) Customer Assistance Expenses			199
200	(911) Informational Advertising Expenses	7	7	200
201	(912) Miscellaneous Customer Service Expenses			201
202	(915) Supervision			202
203	(916) Demonstrating and Selling Expenses			203
204	(917) Promotional Advertising Expenses	0	0	204
205	(918) Miscellaneous Sales Promotion Expenses	88	88	205
206	Total Cust. Srvc. & Sales Prom. Exp. (lns. 198-205)	$ 95	$ 95	206
207	**Administrative and General Expenses**			207
208	(920) Administrative and General Salaries	$ 211,926	211,926	208
209	(921) Office Supplies and Expenses	57,211	57,932	209
210	(922) Administrative Expenses Transferred - Credit			210
211	(923) Outside Services Employed	52,749	55,313	211
212	(924) Property Insurance			212
213	(925) Injuries and Damages	111	111	213
214	(926) Employee Pensions and Benefits	92,594	92,594	214
215	(927) Franchise Requirements			215
216	(928) Regulatory Commission Expenses			216
217	(929) Duplicate Charges - Credit			217
218	(930.1) Institutional or Goodwill Advertising Expense			218
219	(930.2) Miscellaneous General Expense	125,101	125,101	219
220	(931) Rents	346	346	220
221	(932) Maintenance of General Plant	41	41	221
222	Total Admin. & General Expenses	$ 540,079	$ 543,364	222
223	**Total Operation & Maintenance Expenses**	$ 36,069,559	$ 40,141,610	223
224	(Lns. 25,47,73,79,86,100,123,141,163,187,196, 206 & 222)			224
225	**Other Operating Expenses**			225
226	(403) Depreciation Expense*	$ 576,390	$ 577,615	226
227	(404-407.2) Combined Amortization Expenses	(758)	(758)	227
228	(408.1) Taxes Other Than Income Taxes	1,026,675	1,027,417	228
229	(409.1) Income Taxes	615,862	615,862	229
230	(410.1) Provisions for Deferred Income Taxes	381,043	381,043	230
231	(411.1) Income Tax Def. In Prior Years			231
232	(412.1-412.2) Investment Tax Credits			232
233	**Total Other Operating Expenses (Lns. 226-232)**	$ 2,599,212	$ 2,601,179	233
234	**TOTAL OPERATING EXPENSES (LN. 223 plus 233)**	$ 38,668,771	$ 42,742,789	234
235	**NET GAS OPERATING INCOME (LN. 22 MINUS LN. 234)**	$ 2,999,327	$ 2,880,910	235

Respondent's Own Production in Texas (Acct. 758)

In columnar form give the following information for all gas produced by the Respondent in Texas.

Line No.	RRC Lease Id. No. if Casinghead Gas or RRC Well Id. No. if Gas Well Gas (a)	Volumes MMBtu (b)	Annual Cost (c)	Line No.
1	NONE		$	1
2				2
3				3
4				4
5				5
6				6
7				7
8	TOTAL (Acct. 758)		$	8

Sale of Respondent's Own Production in Texas (Accts. 480-484)

Report the following information by RRC tariff. Include all sales and utilization of natural gas by the gathering and transmission systemes. Separate NARUC account 481 into Account 481S for small commercial and industrial and Account 481L for large commercial and industrial. Show sub-totals for each account including 481S and 481L. In col. (c), not affiliates with an asterisk (*). In col. (d), show average Btu per cubic foot in parenthses below each volume.

Ln No.	Acct. No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume MMBtu (d)	Annual Revenue (e)	Line No.
9			NONE		$	9
10						10
11						11
12						12
13						13
14						14
15						15
16	TOTAL				$	16

Co_mpany: Industrial Gas Supply Company Report Type: (X) Original or (__) Amended Report Year: 2002

Gathering and Transmission Gas Purchases in Texas (ACCTS. 800-804)

Report the following detailed information for gathering and transmission gas purchases. If gas is received from the production department, indicate in column (c). In cases where no revenue is set up on the Respondent's books, indicate in column (e), but in all cases give the volume purchased in column (d). Show sub-totals for each account. In column (c) report "From Whom Purchased" alphabetically, and note affiliates with an asterisk (*). Report volumes in Mcf (at 14.65 p.s.i.a and 60 degrees Farenheit).

Ln No.	Acct. No. (a)	Contract No. (b)	From Whom Purchased (c)	Volume MMBtu (d)	Annual Cost (e)	Line No.
1			(See Attached Pages 31A for Detail)			1
2						2
3						3
4						4
5						5
6						6
7	TOTAL			10,252,207	$ 33,677,136	7

Gathering and Transmission Gas Sales in Texas (Accts. 480-484)

Report the following information by RRC tariff. Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC Account 481 into Account 481S for small commercial and industrial and Account 481L for large commercial and industrial. Show sub-totals for each acct. including 481S adn 481L. In col. (c), note affiliates with an asterisk (*). In col. (d), show average Btu per cubic foot in parentheses below total volume.

Ln No.	Acct. No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume MMBtu (d)	Annual Revenue (e)	Line No.
8					$	8
9						9
10			(See Attached Pages 31B, C, D and E for Detail)			10
11						11
12						12
13						13
14	TOTAL			10,204,143	$ 37,706,659	14

Company: Industrial Gas Supply Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2002

GATHERING AND TRANSMISSION GAS PURCHASES IN TEXAS
(Accts. 800-804)

Report the following detailed information for gathering and transmission gas purchases. If gas is received from the production department, indicate in column (c). In cases where no revenue is set up on the Respondent's books, indicate in column (e), but in all cases give the volume purchased in column (d). Show sub-totals for each account. In column (c) report "From Whom Purchased" alphabetically, and **note affiliates with an asterisk (*).** Report volumes in MMBtu (at 14.65 p.s.I.a. and 60 degrees Fahrenheit).

Line No.	Account No. (a)	Contract No. (b)	From Whom Purchased (c)	Volume MMBtu (d)	Annual Cost (e)	Line No.
1	803	IB-0004-A	Daystar Oil & Gas	1,293	$ 3,447	1
2	803	E-KMTPL-T-04	Gulf Energy Marketing	828,919	2,718,542	2
3	803	IP-0042-A	Tejas Hydrocarbons	915,969	2,055,340	3
4	803	IP-0030-A	Kinder Morgan TX Pipeline	2,561,202	7,241,185	4
5	803	IP-0015-A	Sonora Petroleum	454,460	1,337,932	5
6	803	E-TejasGMLLC-T-13	Tejas Pipeline	67,351	227,793	6
7	803	IP-0006-A	Magnum Hunter Production	303,018	897,793	7
8	803	E-KMShip-T-01	Tejas Gas Marketing	59,172	141,384	8
9	803	E-Coral Energy-T-02	Coral Energy Resources LP	61,270	142,142	9
10	803	IP-0029-A	Entex Gas Resources	2,051,134	7,833,517	10
11	803	E-KM Tejas-T-04	Tejas Ship Channel	51,163	180,354	11
12	803	X-CrossTexGulf-T-0001	Crosstex Gulf Coast Mkt'g	2,928,918	9,919,056	12
13						13
14	803		Supplier Estimate	(31,662)	978,651	14
15						15
16						16
17						17
18						18
19						19
20			**803 Sub-Total**	10,252,207	$ 33,677,136	20

Company: Industrial Gas Supply Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2002

GATHERING AND TRANSMISSION GAS SALES IN TX (Accts. 480-484)

Report the following information by **RRC tariff.** Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC Account 481 into Account 481S for samll commercial and industrial and Account 481L for large commercial and industrial. Show sub-total for each acct. including 481S and 481L. **In col. (c), note affiliates with an asterisk(*).** Report volumes in MMBtu (at 14.65 p.s.i.a. and 60 degrees Fahrenheit).

Line No.	Account No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume MMBtu (d)	Annual Revenue (e)	Line No.
1	481S	TN-2397-TS-58	CI-2397-TS-46	44,877	$ 180,774	1
2	481S	TN-2397-TS-77	CI-2397-TS-65	3,264	10,975	2
3	481S	TN-2397-TS-99	CI-2397-TS-98	273,923	1,028,822	3
4	481S	TN-2397-TS-117	CI-2397-TS-116	2,402	17,706	4
5	481S	TN-2397-TS-15	CI-2397-TS-15	56,153	239,194	5
6	481S	TN-2397-TS-61	CI-2397-TS-49	2,240	8,228	6
7	481S	TN-2397-TS-16	CI-2397-TS-75	126,893	507,972	7
8	481S	TN-2397-TS-122	CI-2397-TS-118	91,458	410,831	8
9	481S	TN-2397-TS-105	CI-2397-TS-103	87,941	323,371	9
10	481S	TN-2397-TS-71	CI-2397-TS-59	1,132	4,652	10
11	481S	TN-2397-TS-111	CI-2397-TS-108	155,072	167,372	11
12	481S	TN-2397-TS-52	CI-2397-TS-41	6,989	28,179	12
13	481S	TN-2397-TS-38	CI-2397-TS-38	246,306	967,863	13
14	481S	TN-2397-TS-22	CI-2397-TS-77	237,221	891,748	14
15	481S	TN-2397-TS-25	CI-2397-TS-25	12,370	47,185	15
16	481S	TN-2397-TS-89	CI-2397-TS-85	342,751	1,140,234	16
17	481S	TN-2397-TS-112	CI-2397-TS-111	210,483	679,496	17
18	481S	TN-2397-TS-74	CI-2397-TS-62	1,143,992	4,302,639	18
19	481S	TN-2397-TS-106	CI-2397-TS-09	8,248	38,243	19
20	481S	TN-2397-TS-107	CI-2397-TS-110	824,834	2,609,225	20
21	Sub-total			3,878,549	$ 13,604,709	21

Company: Industrial Gas Supply Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2002

GATHERING AND TRANSMISSION GAS SALES IN TX (Accts. 480-484)

Report the following information by **RRC tariff.** Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC Account 481 into Account 481S for samll commercial and industrial and Account 481L for large commercial and industrial. Show sub-total for each acct. including 481S and 481L. **In col. (c), note affiliates with an asterisk(*).** Report volumes in MMBtu (at 14.65 p.s.i.a. and 60 degrees Fahrenheit).

Line No.	Account No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume MMBtu (d)	Annual Revenue (e)	Line No.
1	481S	TN-2397-TS-18	CI-2397-TS-100	173,125	$ 670,618	1
2	481S	TN-2397-TS-59	CI-2397-TS-47	468	3,229	2
3	481S	TN-2397-TS-91	CI-2397-TS-88	330,491	1,255,742	3
4	481S	TN-2397-TS-114	CI-2397-TS-34	33,239	91,463	4
5	481S	TN-2397-TS-06	CI-2397-TS-06	125,355	538,857	5
6	481S	TN-2397-TS-21	CI-2397-TS-105	(7,889)	204,473	6
7	481S	TN-2397-TS-56	CI-2397-TS-93	1	11,559	7
8	481S	TN-2397-TS-121	CI-2397-TS-121	179	1,023	8
9	481S	TN-2397-TS-35	CI-2397-TS-35	77,883	313,811	9
10	481S	TN-2397-TS-116	CI-2397-TS-117	263	6,473	10
11	481S	TN-2397-TS-104	CI-2397-TS-102	465	12,523	11
12	481S	TN-2397-TS-31	CI-2397-TS-31	62,226	258,655	12
13	481S	TN-2397-TS-31	CI-2397-TS-31	7,430	20,380	13
14	481S	TN-2397-TS-05	CI-2397-TS-05	108,896	407,167	14
15	481S	TN-2397-TS-07	CI-2397-TS-113	150	534	15
16	481S	TN-2397-TS-55	CI-2397-TS-79	57,789	212,151	16
17	481S	TN-2397-TS-04	CI-2397-TS-04	51,864	199,651	17
18	481S	TN-2397-TS-66	CI-2397-TS-54	-	1,218	18
19	481S	TN-2397-TS-03	CI-2397-TS-03	88,063	398,466	19
20						20
21	Sub-total			4,988,547	$ 18,212,702	21

Company: Industrial Gas Supply Company Report Type: (X) Original or ( ) Amended Report Year: 2002

GATHERING AND TRANSMISSION GAS SALES IN TX (Accts. 480-484)

Report the following information by **RRC tariff.** Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC Account 481 into Account 481S for samll commercial and industrial and Account 481L for large commercial and industrial. Show sub-total for each acct. including 481S and 481L. **In col. (c), note affiliates with an asterisk(*).** Report volumes in MMBtu (at 14.65 p.s.i.a. and 60 degrees Fahrenheit).

Line No.	Account No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume MMBtu (d)	Annual Revenue (e)	Line No.
1	481S	TN-2397-TS-53	CI-2397-TS-42	133,991	$ 388,059	1
2	481S	TN-2397-TS-109	CI-2397-TS-101	185,763	638,730	2
3	481S	TN-2397-TS-33	CI-2397-TS-106	121,807	519,785	3
4	481S	TN-2397-TS-95	CI-2397-TS-91	6,001	29,441	4
5	481S	TN-2397-TS-19	CI-2397-TS-107	6,907	34,045	5
6	481S	TN-2397-TS-023	CI-2397-TS-109	21,682	91,159	6
7	481S	TN-2397-TS-100	CI-2397-TS-99	196,864	801,414	7
8	481S	TN-2397-TS-98	CI-2397-TS-83	18	1,042	8
9		**Estimate**		(20,798)	409,285	9
10						10
11						11
12						12
13						13
14		**481S Total**		5,640,782	$ 21,125,662	14
15						15
16						16
17						17
18						18
19						19
20						20
21	Sub-total			5,640,782	$ 21,125,662	21

Company: Industrial Gas Supply Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2002

GATHERING AND TRANSMISSION GAS SALES IN TX (Accts. 480-484)

Report the following information by **RRC tariff.** Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC Account 481 into Account 481S for samll commercial and industrial and Account 481L for large commercial and industrial. Show sub-total for each acct. including 481S and 481L. **In col. (c), note affiliates with an asterisk(*).** Report volumes in MMBtu (at 14.65 p.s.i.a. and 60 degrees Fahrenheit).

Line No.	Account No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume MMBtu (d)	Annual Revenue (e)	Line No.
1	481L	TN-2397-TS-119	CI-2397-TS-28	1,302,376	$ 4,390,535	1
2	481L	TN-2397-TS-115	CI-2397-TS-115	314,247	1,281,429	2
3	481L	TN-2397-TS-57	CI-2397-TS-14	83,298	313,259	3
4	481L	TN-2397-TS-110	CI-2397-TS-114	62,392	297,625	4
5	481L	TN-2397-TS-32	CI-2397-TS-112	1,500,324	5,609,018	5
6	481L	TN-2397-TS-60	CI-2397-TS-97	258,336	966,220	6
7	481L	TN-2397-TS-39	CI-2397-TS-39	992,230	3,051,283	7
8	481L	TN-2397-TS-101	CI-2397-TS-86	69,308	294,767	8
9		**Estimate**		(19,150)	376,861	9
10						10
11	481L	**481L Total**		4,563,361	$ 16,580,997	11
12						12
13						13
14						14
15						15
16						16
17						17
18						18
19						19
20						20
21						21
22						22
23						23
24						24
25	Total			10,204,143	$ 37,706,659	25

Revenue From Transportation (and Compression) Of Gas In Texas

(ACCT. 489)

Report the following for Account 489 by RRC tariff. In columns (d) and (e) all volumes must be shown in Mcf (at 14.65 p.s.i.a. and 60 degrees Farenheit). In column (b) note affiliates with an asterick. In column (c), identify, wherever possible, the type(s) of service available under the contract using th following codes: T=transporation; G=gathering; N=NGPA Sec. 311 Service; B= backhaul; E=exchange; C=compression; S=storage embedded in transporation service; O=other(explain in footnote).
If more than one code applies to a tariff, show the codes on one line without attempting to break down the volumes and revenues.

Line No.	Tariff No. or FERC Docket No. (a)	Customer Name or RRC Customer ID No. (b)	Type (c)	Volume (MMBtu) Received (d)	Volume (Mcf) Delivered (e)	Annual Revenue (f)	Amount Per MMBtu (g)	Line No.
1	TN-5618-DT-1	CI-5618-DT-1	T	11,859,666	11,859,666	$ 1,648,061	$ 0.139	1
2	TN-5618-DT-3	CI-5618-DT-3	T	8,105,137	8,105,137	1,589,118	0.196	2
3	TN-5618-DT-4	CI-5618-DT-4	T	4,250,748	4,250,748	427,213	0.101	3
4		ESTIMATE		763,088	763,088	192,305	0.252	4
5								5
6								6
7								7
8								8
9								9
10								10
11								11
12								12
13	TOTAL			24,978,639	24,978,639	$ 3,856,697	$ 0.154	13

Other Gas Revenues (Acct. 495)

Detail below revenues derived from gas operations not includible in any of the foregoing operating revenue accounts.

Ln. No.	Description of Operations: (a)	Amount (b)	Ln. No.
1	Storage fees	$	1
2	Dehydration & Processing Fees		2
3	Brokerage Commissions		3
4	Billing, Engineering Services, etc.		4
5	Other (explain) Tax Collection Fees		5
6	Other Operating - EDIT		6
7			7
8			8
9	Over/Under Recovery of Gas Cost	104,742	9
10	TOTAL (Must equal p. 25 Ln 20)	$ 104,742	10

* If engaged in storage for third parties, your annual revenue (col. b) must equal the amount reported on "ANNUAL GAS STORAGE OPERATOR REPORT", as filed with the R-3 Section, Oil & Gas Division. If there is a difference, reconcile below.

Company: Industrial Gas Supply Company *Report Type:* (X) *Original or* (__) *Amended* *Report Year:* 2002

Summary of Total Natural Gas Handled

Line No.	Particulars (a)	MMBtu (b)	Line No.
			1
1	**Acquisitions**		
2	Gas Produced in Texas by Respondent		2
3	Gas Imported into Texas by Respondent		3
4	Texas Produced Gas Purchased		4
5	Imported Gas Purchased in Texas	10,252,207	5
6	Gas Transported for Fee (Accepted)	24,978,639	6
7	Exchange Gas (From Others)		7
8	Gas Removed from Storage		8
9	Other Acquisitions (Explain in Footnotes)		9
10	**TOTAL ACQUISITIONS (Items 2 thru 9)**	35,230,846	10
11	**Dispositions**		11
12	Texas Produced Gas Sold in Texas	10,204,143	12
13	Teas Produced Gas Used by Respondent		13
14	Imported Gas Sold in Texas		14
15	Imported Gas Used by Respondent		15
16	Texas Produced Gas Exported		16
17	Imported Gas Exported by Respondent		17
18	Gas Transported for Fee (Delivered)	24,978,639	18
19	Exchange Gas (To Others)		19
20	Gas Placed into Storage		20
21	Extraction of Fluids (Shrinkage)		21
22	Other Dispositions (Explain in Footnote) Line breakage		22
23	Unaccounted for Gas	48,064	23
24	**TOTAL DISPOSITIONS (Items 12 thru 23)**	35,230,846	24

NOTE: Ln. 10, Col. (b) must equal Ln. 24, Col (b)

Explanations:

Gas Transportation Property

If engaged in gathering and/or transportation of natural gas, describe on this sheet all additions to, and retirements from pipelines as reported in last year's Annual Report. If this is the first Annual Report for this utility show all pipelines operated in Texas under additions. This does not include distribution system mains and services

132	Total miles of pipeline reported in last year's Annual Report
0	Additions during the year
0	Retirements during the year
132	TOTAL MILES OF PIPELINE IN SERVICE AT YEAR END

SYSTEM MAP (S)

Reminder: Maps of your gathering and transmission systems are required to be on file with the Commission.

FOOTNOTE DATA

Line No.	Page No. (a)	Row No. (b)	Column (c)	Comments (d)			Line No.
1	24			Total Gross Receipts (P. 24, Ln 1, Col. (f)		41,563,356	1
2				Less:			2
3				P. 30, Ln 16, Col (e)	-		3
4				P. 31, Ln 14, Col. (e)	37,706,659		4
5				P. 32 Ln. 13, Col (f)	3,856,697		5
6				P. 33, Ln. 10 Col. (b)	104,742		6
7				Sub total		41,668,098	7
8							8
9				Difference:			9
10				Over/Under Recovery of Gas Costs			10
11				(P. 33, Ln. 10, Col. (b)		104,742	11
12							12
13							13
14							14
15							15
16							16
17							17
18							18
19							19
20							20
21							21
22							22



Exhibit E-5

GAS UTILITIES

2002

TRANSMISSION ANNUAL REPORT

of

Unit Gas Transmission Company
(Name of Reporting Company)

1111 Louisiana - Houston, Texas 77002
(Address of Reporting Company)

For Calendar Year 2002


RAILROAD COMMISSION OF TEXAS

RAILROAD COMMISSION OF TEXAS

Michael L. Williams, Chairman
Charles R. Matthews, Commissioner

GAS UTILITIES

2002

TRANSMISSION ANNUAL REPORT

For Calendar Year 2002


RAILROAD COMMISSION OF TEXAS

RAILROAD COMMISSION OF TEXAS

Michael L. Williams, Chairman
Charles R. Matthews, Commissioner

Published by
Gas Services Division

Gas Services Division
P. O. Box 12967
Capitol Station
Austin, Texas 78711-2967
512/463-7022

TABLE OF CONTENTS

TABLE OF CONTENTS (Continued)

TRANSMISSION ANNUAL REPORT

OF

NAME UNIT GAS TRANSMISSION COMPANY

(Give exact legal title of utility using "The" and "Company" only if part of the corporate name)

LOCATION 1111 LOUISIANA - HOUSTON , TEXAS 77002

GAS UTILITY

TO THE

RAILROAD COMMISSION OF TEXAS

FOR THE YEAR ENDED DECEMBER 31, 2002

AFFIDAVIT

I declare under penalties prescribed in Texas Natural Resources Code § 91.143, that I am authorized to make this annual report to the Gas Service Division of the Railroad Commission of Texas, that this report was prepared by me or under my supervision, and that data and facts stated therein are true, correct, and complete to the best of my knowledge.



REPRESENTATIVE OF COMPANY (Signature)

Director of Financial Accounting & Reporting

TITLE

Charlene Thomas

REPRESENTATIVE OF COMPANY (Type or Print)

April 2, 2003

DATE

(713) 207-7138

TELEPHONE NUMBER

GENERAL INSTRUCTIONS

WHO MUST FILE; WHEN TO FILE

16 TAC, § 7.301, Annual Report, provides that each "gas utility", "public utility" or "utility" subject to the regulation and control of the Railroad Commission must file an Annual Report with the Gas Services Division not later than April 1 of each calendar year. Those utilities under the regulation of the Federal Energy Regulatory Commission (FERC) may file a FERC Form 2 report in lieu of the Gas Services Division Annual Report, provided a certificate is included which certifies that no intrastate sales or transportation of natural gas have been made by such utility.

REPORTING PERIOD

The figures in this report shall cover a period of one calendar year (12 months), beginning January 1 and ending December 31 of the year being reported. (No deviation from this period will be acceptable, unless specified in the schedule instructions.)

HARD COPY

A blank copy of the annual report form will be furnished to the gas utility. One completed copy should be returned to the Commission in Austin, Texas. A photocopy of the report should be retained by the utility.
The information required in this report must be typed or printed in BLACK ink.
(Pencil and blue ink will not be acceptable.)

COMPLETE ALL REQUIRED ENTRIES

The instructions in this report form should be carefully observed, and each question should be answered fully and accurately. Every annual report should, in all particulars, be complete in itself, and references to the returns of former years should not be made to take the place of required entries. Enter "none" or "n/a" where applicable.

ALL QUESTIONS MUST BE ANSWERED BY ALL UTILITIES.
INCOMPLETE REPORTS ARE SUBJECT TO BEING RETURNED.

GENERAL INSTRUCTIONS

ROUNDING AND ABBREVIATIONS

All dollars and volumes may be rounded to the nearest whole number except where reporting a rate per MMBtu. Where dates are required, state the month and day as well as the year. **For purchase, sales and transportation activities, provide the full names of the other parties involved.** Customary abbreviations may be used.

ATTACHMENTS

If the space provided in any schedule is insufficient, attach a separate 8 ½" by 11" sheet of durable paper. The inserts should be securely bound in the report. Attachment by pins or clips is unacceptable. The applicable schedule number and title should appear on all insert pages.

REQUIRED VOLUME REPORTING

All volumes in this report must be reported in Million British Thermal Units (**MMBtu**) at 14.65 pounds per square inch absolute, and the standard temperature base shall be 60 degrees Fahrenheit, unless otherwise specified.

UNIFORM SYSTEM OF ACCOUNTS

16 TAC, § 7.310, Uniform System of Accounts, provides that all reporting gas utilities must use the National Association of Regulatory Utility Commissioners' (NARUC) Uniform System of Accounts for Class A and B Gas Utilities, 1976 Edition, or as subsequently amended, for all operating and reporting purposes. However, a "gas gathering utility", as defined in 16 TAC, § 7.301(c), as well as a utility required to report to the Federal Energy Regulatory Commission under that agency's system of accounts, may limit the use of the NARUC accounts to the reporting requirements of the Railroad Commission of Texas, provided the utility maintains a readily accessible cross-reference between its account system and the NARUC system. The use of a uniform system of accounts promotes higher standards of accuracy and uniformity for all gas utility companies subject to the Commission's jurisdiction and enables the Commission, consumers, investors, utilities, and the public to analyze all Texas natural gas utilities on a comparable basis.

ALL QUESTIONS MUST BE ANSWERED BY ALL UTILITIES.
INCOMPLETE REPORTS ARE SUBJECT TO BEING RETURNED.

UTILITY INFORMATION

1. Full name of reporting utility Unit Gas Transmission Company

2. Business entity status of utility (i.e. sole proprietorship, partnership, association, cooperative, private or municipal corporation) Corporation

3. Date of organization Reliant Energy Resources Corp 12/1/1970 under (General or Special Act) General Act of State of Texas

4. If company underwent a consolidation or merger or other change in legal status within the reporting period, give names of other business entities involved and date of change. As part of the corporate restructing of Reliant Energy Incorporated, CenterPoint Energy, Inc. a public utility holding company, was created on August 31, 2002. Reliant Energy Resources Corp. referred to question #3 above, being an indirect wholly owned subsidiary of CenterPoint Energy Inc. changed its name to CenterPoint Energy Resources Corp. Please see attached.

5. If a foreign corporation, state name and address of designated agent for service in Texas
   C.T. Corporation
   1601 Elm Street
   Dallas, TX 75201

6. If reorganized within the last 5 years, name original company and when reorganized N/A

7. If the Respondent was subject to bankruptcy, receivership, or other trust, answer the following: N/A
   (a) Date of creation of such bankruptcy, receivership, or trust
   (b) Authority for its creation
   (c) Date when possession under it was acquired
   (d) Name of trustee receiver or receivers

8. **State location of general books of account** (be specific) 1111 Louisiana Houston, Texas 77002
   Telephone: (713) 207-5655

9. State whether respondent's books are kept utilizing the cash or accrual basis of accounting Accrual

10 State the name, title and office address of the officer of the Respondent to whom any correspondence concerning this report should be addressed: Walter L. Fitzgerald, Vice President and Controller - CenterPoint Energy, Inc.
   1111 Louisiana, Houston, Texas 77002
   Houston, Texas 77002
   Telephone: (713) 207-7425

11 Annual Report to Shareholders of Respondent and/or Respondent's parent, partners or joint ventures:
   ___ is submitted along with this report
   X Will be submitted by (date) May 15, 2003
   ___ no annual reports to shareholders are prepared

12 Most recent Form 10K of Respondent and/or Respondent's parent, partners or joint ventures:
   ___ is submitted along with this report
   X Will be submitted by (date) May 15, 2003
   ___ no Form 10K's are filed

Excerpted from 2002 SEC 10-K filing of CenterPoint Energy Resources Corp.

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Background and Basis of Presentation

CenterPoint Energy Resources Corp. (CERC Corp.) formerly named Reliant Energy Resources Corp. (RERC Corp.), together with its subsidiaries (collectively, CERC), distributes natural gas, transports natural gas through its interstate pipelines and provides natural gas gathering and pipeline services. Prior to 2001, CERC provided energy services including wholesale energy trading, marketing, power origination and risk management services in North America and Western Europe. CERC Corp. is a Delaware corporation and an indirect wholly owned subsidiary of CenterPoint Energy, Inc. (CenterPoint Energy).

CERC's natural gas distribution operations (Natural Gas Distribution) are conducted by three unincorporated divisions CenterPoint Energy Entex (Entex), CenterPoint Energy Minnegasco (Minnegasco) and CenterPoint Energy Arkla (Arkla) and other non-rate regulated retail gas marketing operations. CERC's pipelines and gathering operations (Pipelines and Gathering) are primarily conducted by two wholly owned pipeline subsidiaries, CenterPoint Energy Gas Transmission Company (CEGT) and CenterPoint Energy-Mississippi River Transmission Corporation (MRT), and a wholly owned gas gathering subsidiary, CenterPoint Energy Field Services, Inc. (CEFS). CERC's principal operations are located in Arkansas, Louisiana, Minnesota, Mississippi, Missouri, Oklahoma and Texas.

Wholesale energy trading, marketing, power origination and risk management activities in North America were conducted primarily by Reliant Energy Services, Inc. (Reliant Energy Services), a wholly owned subsidiary of CERC prior to January 1, 2001. European energy trading and marketing activities were conducted by Reliant Energy Europe Trading & Marketing, Inc. (RE Europe Trading), an indirect wholly owned subsidiary of CERC Corp. prior to January 1, 2001. See Note 2 regarding the Restructuring.

2. The Restructuring

Reliant Energy, Incorporated (Reliant Energy) completed the separation of the generation, transmission and distribution, and retail sales functions of Reliant Energy's Texas electric operations pursuant to the following steps, which occurred on August 31, 2002 (the Restructuring):

- CenterPoint Energy became the holding company for the Reliant Energy group of companies;
- Reliant Energy and its subsidiaries, including CERC, became subsidiaries of CenterPoint Energy; and
- each share of Reliant Energy common stock was converted into one share of CenterPoint Energy common stock.

After the Restructuring, CenterPoint Energy distributed to its shareholders the shares of common stock of Reliant Resources, Inc. (Reliant Resources) that it owned (the Distribution) in a tax-free transaction.

Contemporaneous with the Restructuring, CenterPoint Energy registered and became subject, with its subsidiaries, to regulation as a registered holding company system under the Public Utility Holding Company Act of 1935 (1935 Act). The 1935 Act directs the Securities and Exchange Commission (SEC) to regulate, among other things, transactions among affiliates, sales or acquisitions of assets, issuances of securities, distributions and permitted lines of business. Prior to the Restructuring, CenterPoint Energy and Reliant Energy obtained an order from the SEC that authorized the Restructuring transactions, including the Distribution, and granted CenterPoint Energy certain authority with respect to system financing, dividends and other matters. The financing authority granted by that order will expire on June 30, 2003, and CenterPoint Energy must obtain a further order from the SEC under the 1935 Act, related, among other things, to the financing activities of CenterPoint Energy and its subsidiaries subsequent to June 30, 2003.

IMPORTANT CHANGES DURING THE YEAR

In this section, give details concerning the matters indicated below, during this reporting period. Make the statements explicit and precise. Each inquiry must be answered. Enter "none" or "n/a" where applicable.

1. The sale, acquisition, lease or rental of any plant as an operating unit or system in this state for a total consideration in excess of $100,000 occurring prior to September 1, 1999, or in excess of $1,000,000 on or after September 1, 1999, or merger or consolidation with another public utility operating in this state, and reference reference the Commission notification. (Tex. Util. Code, Section 102.051).

NONE

2. Important extensions of systems into new service areas, giving location, new territory covered by system, and dates of beginning operations.

NONE

3. The purchase of voting stock in another Public Utility doing business in Texas, and reference the Commission notification (Tex. Util. Code, Section 102.052).

NONE

4. The loan of money, stocks, bonds, notes, or other forms of indebtedness to any corporation or person owning or holding directly or indirectly any stock of the Public Utility (Tex. Util. Code, Section 102.053).

NONE

5 Additional matters of fact (not elsewhere provided for) which the Respondent may desire to include in its report

NONE

AFFILIATES

Report the following detailed information related to all affiliates **with which the Respondent had business transactions during the reporting year**, including, but not limited to, controlling entities, subsidiaries, joint ventures, and partnerships. For each, state the percent control and describe the affiliate relationship to the Respondent. If control is held jointly with one or more other interests, name the other interests in a footnote. "Control" includes both direct and indirect control (See Tex. Util. Code, § 101.003(2)).

Line No.	Name of Company (a)	Relationship to Respondent (b)	Nature of Business (c)	% Control (Direct and Indirect) (d)	Line No.
1	CenterPoint Energy, Inc.	Parent of CenterPoint Energy Resources Corp.	Normal Parent Subsidiary	0%	1
2	CenterPoint Energy Resources Corp.	Wholly owned subsidiary of CenterPoint Energy, Inc.	Normal Parent Subsidiary	100%	2
3	CenterPoint Energy Entex	Affiliate	Gas Sales/Purchases	0%	3
4	Industrial Gas Supply Corporation	Affiliate	Gas Sales/Purchases	0%	4
5	CenterPoint Energy Marketing, Inc.	Affiliate	Gas Sales/Purchases	0%	5
6	CenterPoint Energy Gas Resources Corp.	Affiliate	Gas Sales/Purchases	0%	6
7	Louisiana Unit Gas Transmission Co.	Affiliate	Gas Sales/Purchases	0%	7
8	CenterPoint Energy Gas Receivables, LLC.	Affiliate	Gas Sales/Purchases	0%	8
9					9
10					10
11					11
12					12
13					13
14					14
15					15
16					16
17					17
18					18
19					19
20					20

OFFICERS AND DIRECTORS

Report the names of officers and directors at end of reporting period, and designate directors with an asterisk (*). List only the primary officers. It is not necessary to include assistant vice presidents or other assistant officers. If Respondent is a sole proprietorship or partnership please list owner or Partners.

Line No.	Name (a)	Title of Officers or Occupation and Principal Business Address of Directors Who Are Not Officers (b)	Directors: Length of Term (c)	Directors: Term Expires (d)	Line No.
1	Wayne D. Stinnett, Jr. *	Chairman and President			1
2	George C. Hepburn, III	Senior Vice President and Assistant Secretary			2
3	Marc Kilbride	Vice President and Treasurer			3
4	Benjamin J. Reese	Vice President			4
5	Scott E. Rozzell	Vice President and Secretary			5
6	Richard B. Dauphin	Assistant Secretary			6
7	Linda Geiger	Assistant Treasurer			7
8					8
9					9
10					10
11					11
12					12
13					13
14					14
15					15
16					16
17					17
18					18
19					19
20					20

Company: Unit Gas Transmission Company Report Type: (X) Original or ( ) Amended Report Year: 2002

COMMON STOCKHOLDERS

Report below the names and addresses of the ten largest stockholders of common stock at the date of the stockholders list nearest to the end of the year. If any stock is held by a nominee, give known details as to the beneficiary.

Line No.	Names and Addresses (a)	Number of Shares (b)	% Ownership (c)	Line No.
1	CenterPoint Energy Resources Corporation	1,000	100%	1
2				2
3				3
4				4
5				5
6				6
7				7
8				8
9				9
10				10

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2002

PREFERRED STOCKHOLDERS

Report below the names and addresses of the ten largest stockholders for each class of preferred stock at year-end.
If any stock is held by a nominee, give known details as to the beneficiary.

Line No.	Names and Addresses (a)	Number of Shares (b)	% Ownership (c)	Line No.
1	None			1
2				2
3				3
4				4
5				5
6				6
7				7
8				8
9				9
10				10

Company: Unit Gas Transmission Company Report Type: (X) Original or ( ) Amended Report Year: 2002

INCOME STATEMENT

Line No.	Account (a)	Cross Reference (b)	Year Ended Dec. 31 (c)	Line No.
1	UTILITY OPERATING INCOME			1
2	(400) Operating Revenues	p. 25, Ln. 22(c)	$ 182,397,562	2
3	**Operating Expenses**			3
4	(401-402) Operation & Maintenance Expenses	p. 29, Ln. 223(c)	$ 176,858,218	4
5	(403) Depreciation Expense *	p. 29, Ln. 226(c)	229,298	5
6	(404) Amortization of Limited Term Utility Plant *		(250)	6
7	(405) Amortization of Other Utility Plant *			7
8	(406) Amortization of Utility Plant Acquisition Adjustment *			8
9	(407.1) Amortization of Property Losses *			9
10	(407.2) Amortization of Conversion Expenses *			10
11	(408.1) Taxes Other Than Income Taxes, Utility Oper. Income	p. 29, Ln. 228(c)	126,774	11
12	(409.1) Income Taxes, Utility Operating Income	p. 29, Ln. 229(c)	2,841,662	12
13	(410.1) Provision for Deferred Income Taxes	p. 29, Ln. 230(c)	123,274	13
14	(411.1) Income Taxes Deferred in Prior Years - Credit	p. 29, Ln. 231(c)	-	14
15	(412.1-412.2) Investment Tax Credits	p. 29, Ln. 232(c)	-	15
16	Total Operating Expenses (Lns. 4 through 15)	p. 29, Ln. 234(c)	$ 180,178,976	16
17	**Other Operating Income:**			17
18	(413) Income from Utility Plant Leased to Others			18
19	(414) Gains (Losses) from Disposition. of Utility Property			19
20	TOTAL OPERATING INCOME		$ 2,218,586	20
21	(Ln. 2 minus 16, plus Lns. 18 & 19)			21
22	OTHER INCOME AND DEDUCTIONS			22
23	**Other Income:**			23
24	(415) Revenue from Merch., Jobbing & Contract Work		$	24
25	(416) Costs & Exp. of Merch., Jobbing & Contract Work		(2)	25
26	(417) Income from Nonutility Operations	p. 22, Ln. 8(d)		26
27	(418) Non-operating Rental Income			27
28	(419) Interest and Dividend Income	p. 23, Ln. 10(c)	2,625,186	28
29	(420) Allowance for Funds Used During Construction			29
30	(421) Miscellaneous Non-operating Income	p. 22, Ln. 16(b)	3,322	30
31	(422) Gains (Losses) from Disposition of Property			31
32	Total Other Income (Lns. 24 through 31)		$ 2,628,506	32
33	**Other Income Deductions:**			33
34	(425) Miscellaneous Amortization		$	34
35	(426) Miscellaneous Income Deductions		18	35
36	Total Other Income Deductions (Lns. 34 & 35)		$ 18	36
37	TOTAL OTHER INCOME DEDUCTIONS		$ 2,628,488	37
38	(Ln. 32 minus Ln. 36)			38

* *If an accelerated depreciation method is used, estimated the required data using a non-accelerated method, preferably straight-line, and provide in a separate footnote.*

Company: Unit Gas Transmission Company Report Type: (X) Original or ( ) Amended Report Year: 2002

INCOME STATEMENT (Continued)

Line No.	Account (a)	Cross Reference (b)	Year Ended Dec. 31 (c)	Line No.
39	**Taxes Applicable to Other Income and Deductions:**			39
40	(408.2) Taxes Other Than Income Taxes		$	40
41	(409.2) Income Taxes. Other Income and Deductions			41
42	(410.2) Provision for Deferred Income Taxes			42
43	(411.2) Income Taxes Deferred in Prior Years - Credit			43
44	(412.3-412.4) Investment Tax Credits			44
45	Total Taxes on Other Income & Ded. (Lns. 40 - 44)		$ -	45
46	NET OTHER INCOME AND DEDUCTIONS		$ 2,628,488	46
47	(Ln. 37 minus Ln. 45)			47
48	INTEREST CHARGES			48
49	(427) Interest on Long Term Debt		$	49
50	(428) Amortization of Debt Discount and Expense *		-	50
51	(429) Amortization of Premium on Debt - Credit *			51
52	(430) Interest on Debt to Associated Companies		-	52
53	(431) Other Interest Expense		9,722	53
54	TOTAL INTEREST CHARGES (Lns. 49 through 53)		$ 9,722	54
55	INCOME BEFORE EXTRAORDINARY ITEMS		$ 4,837,352	55
56	(p. 10, Ln. 20 plus or minus p. 11, Ln. 46 minus Ln. 54)			56
57	EXTRAORDINARY ITEMS			57
58	(433) Extraordinary Income	p. 23, Ln. 18(b)	$	58
59	(434) Extraordinary Deductions			59
60	(409.3) Income Taxes, Extraordinary Items			60
61	NET EXTRAORDINARY ITEMS (Lns. 58 through 60)		$ -	61
62	**NET INCOME (Ln. 55 plus or minus Ln. 61)**		$ 4,837,352	62

* *If an accelerated depreciation method is used, estimated the required data using a non-accelerated method, preferably straight-line, and provide in a separate footnote.*

STATEMENT OF RETAINED EARNINGS

Line No.	Account (a)	Cross Reference (b)	Year Ended Dec. 31 (c)	Line No.
63	(216) Unappropriated Retained Earnings (at Jan.1)		$ 5,054,598	63
64	(435) Balance Transferred from Income	p. 11, Ln. 62(c)	$ 4,837,352	64
65	(436) Appropriations of Retained Earnings			65
66	(437) Dividends Declared - Preferred Stock		-	66
67	(438) Dividends Declared - Common Stock		-	67
68	(439) Adjustments to Retained Earnings		-	68
69	NET INCREASE (DECREASE) TO RET. EARNINGS		$ 4,837,352	69
70	(Lns. 64 through 68)			70
71	(216) Unappropriated Retained Earnings (at Dec. 31)	p. 13, Ln. 81(c)	$ 9,891,950	71
72	(Ln. 63 plus or minus Ln. 69)			72

Company: Unit Gas Transmission Company Report Type: (X) Original or ( ) Amended Report Year: 2002

BALANCE SHEET

Line No.	Assets and Other Debits (a)	Cross Reference (b)	Balance at Dec. 31 Dr. (Cr.) (c)	Line No.
1	**UTILITY PLANT**			1
2	(101) Utility Plant in Service	p. 19, Ln. 94(e)	$ 6,353,598	2
3	(102) Utility Plant Purchased or Sold			3
4	(103) Util. Plant in Process of Reclassification			4
5	(104) Utility Plant Leased to Others			5
6	(105-105.1) Properties Held for Future Use			6
7	(106) Completed Construction Not Classified			7
8	(107) Construction Work in Progress		5,448	8
9	(108-113.2) Accum. Provision for Depreciation & Amort. *		(3,932,943)	9
10	(114) Utility Plant Acquisition Adjustments			10
11	(115) Accum. Prov. for Amort. of Utility Plant Acq. Adj. *			11
12	(116) Other Utility Plant Adjustments			12
13	(117) Gas Stored Underground - Non-current			13
14	TOTAL NET UTILITY PLANT (Lines. 2 through 13)		$ 2,426,103	14
15	**OTHER PROPERTY AND INVESTMENTS**			15
16	(121) Nonutility Property		$	16
17	(122) Accumulated Provision for Depreciation and Amort. *			17
18	(123) Investment in Associated Companies			18
19	(124) Other Investments		3,786	19
20	(125) Sinking Funds			20
21	(126) Depreciation Fund *			21
22	(128) Other Special Funds			22
23	NET OTHER PROPERTY & INVESTMENTS		$ 3,786	23
24	(Lns. 16 through 22)			24
25	**CURRENT AND ACCRUED ASSETS**			25
26	(131) Cash		$ 262,198	26
27	(132-134) Special Deposits			27
28	(135) Working Funds			28
29	(136) Temporary Cash Investments			29
30	(141) Notes Receivable	p. 15, Ln. 8(e)		30
31	(142) Customer Accounts Receivable		(2,800,887)	31
32	(143) Other Accounts Receivable		(312,855)	32
33	(144) Accum. Provision for Uncollectible. Accts. - Credit		(89,069)	33
34	(145) Notes Receivable from Associated Companies	p. 15, Ln. 16(b)	4,897,523	34
35	(146) Accounts Receivable from Associated Companies	p. 15, Ln. 16(c)	4,177,154	35
36	(151) Fuel Stock			36
37	(152) Fuel Stock Expenses			37
38	(153) Residuals and Extracted Products			38
39	(154) Plant Materials and Operating Supplies			39
40	(155) Merchandise			40
41	(156) Other Materials and Supplies			41
42	(163) Stores Expense			42
43	(164) Gas Stored Underground - Current			43
44	(165) Liquefied Natural Gas Stored			44

* *If an accelerated depreciation method is used, estimated the required data using a non-accelerated method, preferably straight-line, and provide in a separate footnote.*

Company: Unit Gas Transmission Company Report Type: (X) Original or ( ) Amended Report Year: 2002

BALANCE SHEET (Continued)

Line No.	Assets and Other Debits (a)	Cross Reference (b)	Balance at Dec. 31 Dr. (Cr.) (c)	Line No.
45	CURRENT AND ACCRUED ASSETS (continued)			45
46	(166) Prepayments		$	46
47	(167-168) Advance Payments			47
48	(171) Interest and Dividends Receivable			48
49	(172) Rents Receivable			49
50	(173) Accrued Utility Revenue			50
51	(174) Miscellaneous Current and Accrued Assets			51
52	TOTAL CURRENT AND ACCRUED ASSETS		$ 6,134,064	52
53	(p. 12, Ln. 26 through p. 13, Ln. 51)			53
54	DEFERRED DEBITS			54
55	(181) Unamortized Debt Discount and Expense		$	55
56	(182) Extraordinary Property Losses			56
57	(183) Preliminary Survey & Investigation Charges			57
58	(184) Clearing Accounts		113,123	58
59	(185) Temporary Facilities			59
60	(186) Miscellaneous Deferred Debits		(155,179)	60
61	(187) Research and Development Expenditures		0	61
62	TOTAL DEFERRED DEBITS (Lns. 55 through 61)		$ (42,056)	62
63	TOTAL ASSETS AND OTHER DEBITS	must equal	$ 8,521,897	63
64	(p. 12, Lns. 14 & 23 and p. 13, Lns. 52 & 62)	p. 14, Ln. 125		64

Line No.	Liabilities and Other Credits (a)	Cross Reference (b)	Balance at Dec. 31 (Dr.) Cr. (c)	Line No.
65	PROPRIETARY CAPITAL			65
66	(201) Common Stock Issued		$ 1,000	66
67	(202) Common Stock Subscribed			67
68	(203) Common Stock Liability for Conversion			68
69	(204) Preferred Stock Issued			69
70	(205) Preferred Stock Subscribed			70
71	(206) Preferred Stock Liability for Conversion			71
72	(207) Premium on Capital Stock			72
73	(208) Donations Received from Stockholders			73
74	(209) Reduction in Par or Stated Value of Capital Stock			74
75	(210) Gain on Resale/Cancellation of Required Cap. Stock			75
76	(211) Miscellaneous Paid-In Capital			76
77	(212) Installments Received on Capital Stock			77
78	(213) Discount on Capital Stock			78
79	(214) Capital Stock Expenses			79
80	(215) Appropriated Retained Earnings			80
81	(216) Unappropriated Retained Earnings	p. 11, Ln. 71(c)	9,891,950	81
82	(217) Reacquired Capital Stock			82
83	TOTAL PROPRIETARY CAPITAL (Lns. 66 through 82)		$ 9,892,950	83

Company: Unit Gas Transmission Company Report Type: (X) Original or (__) Amended Report Year: 2002

BALANCE SHEET (Continued)

Line No.	Liabilities and Other Credits (a)	Cross Reference (b)	Balance at Dec. 31 (Dr.) Cr. (c)	Line No.
84	LONG TERM DEBT			84
85	(221) Bonds		$	85
86	(222) Reacquired Bonds			86
87	(223) Advances from Associated Companies			87
88	(224) Other Long Term Debt		26,354,257	88
89	TOTAL LONG TERM DEBT (Lns. 85 through 88)	p. 17, Ln. 8(h)	$ 26,354,257	89
90	CURRENT AND ACCRUED LIABILITIES			90
91	(231) Notes Payable	p. 16, Ln. 8(e)	$ -	91
92	(232) Accounts Payable		20,793,037	92
93	(233) Notes Payable to Associated Companies	p. 16, Ln. 16(b)	(59,950,791)	93
94	(234) Accounts Payable to Associated Companies	p. 16, Ln. 16(c)	9,878,953	94
95	(235) Customer Deposits		127,100	95
96	(236) Taxes Accrued		796,897	96
97	(237) Interest Accrued		22,403	97
98	(238) Dividends Declared			98
99	(239) Matured Long Term Debt			99
100	(240) Matured Interest			100
101	(241) Tax Collections Payable		538,506	101
102	(242) Miscellaneous Current and Accrued Liabilities			102
103	TOTAL CURRENT AND ACCRUED LIABILITIES		$ (27,793,895)	103
104	(Lns. 91 through 102)			104
105	DEFERRED CREDITS			105
106	(251) Unamortized Premium on Debt		$	106
107	(252) Customer Advances for Construction			107
108	(253) Other Deferred Credits			108
109	(255) Accumulated Deferred Investment Tax Credits			109
110	TOTAL DEFERRED CREDITS (Lns. 106 through 109)		$ -	110
111	OPERATING RESERVES			111
112	(261) Property Insurance Reserves		$	112
113	(262) Injuries and Damages Reserve			113
114	(263) Pensions and Benefits Reserve			114
115	(265) Miscellaneous Operating Reserves			115
116	TOTAL OPERATING RESERVES (Lns. 112 - 115)		$ -	116
117	CONTRIBUTIONS IN AID OF CONSTRUCTION			117
118	(271) Total Contributions in Aid of Construction		$ -	118
119	ACCUMULATED DEFERRED INCOME TAXES			119
120	(281) Accum. Deferred Income Taxes - Accelerated Amort.		$	120
121	(282) Accum. Deferred Income Taxes - Liberalized Depr.			121
122	(283) Accumulated Deferred Income Taxes - Other		68,585	122
123	TOTAL ACCUMULATED DEFERRED INCOME TAXES		$ 68,585	123
124	(Lns. 120 through 122)			124
125	TOTAL LIABILITIES AND OTHER CREDITS	must equal	$ 8,521,897	125
126	(p.13, Ln. 83 and p.14, Lns. 89, 103, 110, 116, 118 & 123)	p. 13, Ln. 63		126

Company: Unit Gas Transmission Company Report Type: (X) Original or ( ) Amended Report Year: 2002

NOTES RECEIVABLE (Acct. 141)

If the reporting utility has no separate notes discounted or pledged, then report the notes of the corporate entity of which is the reporting utility is a part. Minor items may be grouped by classes showing the number of such items.

Line No.	Name of Maker and Purpose for Which Received (a)	Date of Issue (b)	Date of Maturity (c)	Interest Rate (d)	Balance At End of Year (e)	Line No.
1	None	N/A	N/A	%	None	1
2						2
3						3
4						4
5						5
6						6
7						7
8	TOTAL (must equal p.12, Ln.30)				None	8

RECEIVABLES FROM ASSOCIATED COMPANIES (Accts. 145-146)

1. For notes receivable, show associated company, date of issue, maturity date, and interest rate for each note receivable in column (a), and the amount in column (b).
2. For accounts receivable, show the associated company in column (a) and the total accounts receivable for each each associated company in column (c).

Line No.	Particulars (a)	Amounts at End of Year		Line No.
		Notes Receivable (b)	Accts. Receivable (c)	
9	Louisiana Unit Gas Transmission	$ 30,367	$	9
10	CNP Gas Receivable, LLC	12,926,202		10
11	CNP Resources Corp.	(8,059,046)	234,481	11
12	CenterPoint Energy Entex		833,080	12
13	CNP Gas Resources Corp.		2,797,590	13
14	CenterPoint Energy, Inc.		312,003	14
15				15
16	TOTALS (must equal p.12, Lns. 34 & 35)	$ 4,897,523	$ 4,177,154	16

Company: Unit Gas Transmission Company Report Type: (X) Original or (__) Amended Report Year: 2002

NOTES PAYABLE (Acct. 231)

If the reporting utility has no separate notes discounted or pledged, then report the notes of the corporate entity of which is the reporting utility is a part. Minor items may be grouped by classes showing the number of such items.

Line No.	Name of Payee and Purpose for Which Issued (a)	Date of Note (b)	Date of Maturity (c)	Interest Rate (d)	Balance At End of Year (e)	Line No.
1	None	N/A	N/A	%	None	1
2						2
3						3
4						4
5						5
6						6
7					0	7
8	TOTAL (Must equal p.14, Ln.91)				None	8

PAYABLES TO ASSOCIATED COMPANIES (Accts. 233 - 234)

1 For notes payable, show associated company, date of issue, maturity date, and interest rate for each note payable in column (a), and the amount in column (b).

2 For accounts payable, show the associated company in column (a) and the total account payable for each associated company in column (c).

Line No.	Particulars (a)	Amounts at End of Year Notes Payable (b)	Amounts at End of Year Accts. Payable (c)	Line No.
9	CNP Resources Corp.	$ (59,950,791)	$ 644,975	9
10	Industrial Gas Supply		390,269	10
11	CenterPoint Energy Entex		1,703,999	11
12	CNP Gas Resources Corp.		7,139,709	12
13				13
14				14
15				15
16	TOTALS (Must equal p. 14, Lns. 93 & 94)	$ (59,950,791)	$ 9,878,953	16

CAPITAL STOCK INFORMATION

Complete only if utility's capital stock information is not available in an attached SEC 10K or Annual Report to Shareholders.

Line No.	Description of Equity (a)	Year-End Price Per Share (b)	Year-End Shares Outstanding (c)	Earnings Per Share (d)	Dividends Per Share Line (e)	Book Value Per Share (f)	Balance (g)	Line No.
1	COMMON: 1,000 shares @ $1.00 par value	$ 1.00	1,000	$ 4,837		$ 9,893	$ 9,892,950	1
2	PREFERRED:	$					$	2
3								3
4	TOTAL						$ 9,892,950	4

Note: Columns (b),(c),(d),(e), and (f) can reflect your Fiscal Year, if needed.

LONG TERM DEBT (Accts. 221-224)

Complete only if utility's detailed debt information is not available in an attached SEC Form 10K or Annual Report to Shareholders.

Line No.	Description of Debt (a)	Nominal Date of Issue (b)	Nominal Date of Maturity (c)	Interest Rate (d)	General Call Price End of Year (e)	Held by Utility: Reacquired Bonds (f)	Held by Utility: Sinking & Other Funds (g)	Amount Outstanding (h)	Line No.
5	Advances from Associated Company	Various	Continuous	N/A	N/A	$	$	$ 26,354,257	5
6									6
7						Line			7
8	TOTAL					$	$	$ 26,354,257	8

Line 8(h) must equal p.14, Ln. 89(c).

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2002

GAS UTILITY PLANT IN SERVICE (Balance Sheet Account 101)

Totals - Texas Only (Lines 1 through 46)

Line No.	Account and Description (a)	Balance First of Year (b)	Additions During Year (c)	Retirements & Adjustments (d)	Balance End of Year (e)	Line No.
1	**(301-303) Intangible Plant**	$ -	$ -	$ -	$ -	1
2	**(304-320) Manufactured Gas Production Plant**	$	$	$	$	2
3	**Natural Gas Production and Gath. Plant**					3
4	(325.1) Producing Lands	$	$	$	$	4
5	(325.2) Producing Leaseholds					5
6	(325.3) Gas Rights					6
7	(325.4) Rights-of-Way					7
8	(325.5) Other Land and Land Rights					8
9	(326) Gas Well Structures					9
10	(327) Field Compressor Station Structures					10
11	(328) Field Meas. & Reg. Station Structures					11
12	(329) Other Structures					12
13	(330) Producing Gas Wells - Well Construction					13
14	(331) Producing Gas Wells - Well Equipment					14
15	(332) Field Lines					15
16	(333) Field Compressor Station Equipment					16
17	(334) Field Meas. & Reg. Station Equipment					17
18	(335) Drilling and Cleaning Equipment					18
19	(336) Purification Equipment					19
20	(337) Other Equipment					20
21	(338) Unsuccessful Explor. & Development Costs					21
22	Total Natural Gas Production & Gathering Plant	$ -	$ -	$ -	$ -	22
23	(Lns. 4 through 21)					23
24	**Products Extraction Plant**					24
25	(340) Land and Land Rights	$	$	$	$	25
26	(341) Structures and Improvements					26
27	(342) Extraction and Refining Equipment					27
28	(343) Pipe Lines					28
29	(344) Extracted Products Storage Equipment					29
30	(345) Compressor Equipment					30
31	(346) Gas Measuring & Regulating Equipment					31
32	(347) Other Equipment					32
33	Total Prod. Extract. Plant (Lns. 25 through 32)	$ -	$ -	$ -	$ -	33
34	**Underground Storage Plant**					34
35	(350.1-350.2) Land and Right-of-Ways	$	$	$	$	35
36	(351) Structures and Improvements					36
37	(352) Wells					37
38	(352.1) Storage Leaseholds and Rights					38
39	(352.2) Reservoirs					39
40	(352.3) Nonrecoverable Natural Gas					40
41	(353) Lines					41
42	(354) Compressor Station Equipment					42
43	(355) Measuring and Regulating Equipment					43
44	(356) Purification Equipment					44
45	(357) Other Equipment					45
46	Total Undergr. Storage Plant (Lns. 35 through 45)	$ -	$ -	$ -	$ -	46

Company: Unit Gas Transmission Company Report Type: (X) Original or ( ) Amended Report Year: 2002

GAS UTILITY PLANT IN SERVICE (Balance Sheet Account 101)

Totals - Texas Only (Lines 47 through 87)

Line No.	Account and Description (a)	Balance First of Year (b)	Additions During Year (c)	Retirements & Adjustments (d)	Balance End of Year (e)	Line No.
47	**Other Storage Plant**					47
48	(360) Land and Land Rights	$	$	$	$	48
49	(361) Structures and Improvements					49
50	(362) Gas Holders					50
51	(363) Purification Equipment					51
52	(363.1) Liquefaction Equipment					52
53	(363.2) Vaporizing Equipment					53
54	(363.3) Compressor Equipment					54
55	(363.4) Measuring and Regulating Equipment					55
56	(363.5) Other Equipment					56
57	Total Other Storage Plant (Lns. 48 through 56)	$ -	$ -	$ -	$ -	57
58	**Transmission Plant**					58
59	(365.1 & 365.2) Land & Rights of Way	$ 57,873	$ 28,518	$	$ 86,391	59
60	(366) Structures & Improvements	38,705			38,705	60
61	(367) Mains	3,227,379	464,030	(265,479)	3,425,930	61
62	(368) Compressor Station Equipment	-			-	62
63	(369) Meas. and Reg. Station Equipment	2,580,877	219,311		2,800,188	63
64	(370) Communication Equipment	-			-	64
65	(371) Other Equipment	2,384			2,384	65
66	Total Transmission Plant (Lns. 59 through 65)	$ 5,907,218	$ 711,859	$ (265,479)	$ 6,353,598	66
67	**Distribution Plant**					67
68	(374) Land & Land Rights	$	$	$	$	68
69	(375) Structures and Improvements					69
70	(376) Mains					70
71	(377) Compressor Station Equipment					71
72	(378 & 379) Meas. & Reg. Station Equipment					72
73	(380) Services					73
74	(381-384) Meters & House Regulators					74
75	(385) Ind. Meas. & Reg. Station Equipment					75
76	(386 & 387) Other Prop & Equipment					76
77	Total Distribution Plant (Lns. 68 through 76)	$ -	$ -	$ -	$ -	77
78	**General Plant**					78
79	(389) Land & Land Rights	$	$	$	$ -	79
80	(390) Structures & Improvements				-	80
81	(391) Office Furniture & Equipment			-	-	81
82	(392) Transportation Equipment	-	-	-	-	82
83	(393-396) Stores, Tools, Lab. & Power Equipment	-	-	-	-	83
84	(397) Communication Equipment	-		-	-	84
85	(398-399) Misc. & Other Equipment	-		-	-	85
86	Total General Plant (Lns. 79 through 85)	$ -	$ -	$ -	$ -	86
87	**TOTAL PLANT - TEXAS**	$ 5,907,218	$ 711,859	$ (265,479)	$ 6,353,598	87
88	(Lns. 1, 2, 22, 33, 46, 57, 66, 77, and 86)					88
89	**All Other Areas**					89
90	(301-363) Int., Prod., & Storage Plant	$ -	$ -	$ -	$ -	90
91	(365-371) Transmission Plant	-	-	-	-	91
92	(374-387) Distribution Plant	-	-	-	-	92
93	(389-399) General Plant	-	-	-	-	93
94	TOTAL PLANT - ALL AREAS (Lns. 87 through 93)	$ 5,907,218	$ 711,859	$ (265,479)	$ 6,353,598	94

(Line 94(e) must equal p.12, Ln. 2(c))

Company: Unit Gas Transmission Company Report Type: (X) Original or (__) Amended Report Year: 2002

ACCUMULATED DEPRECIATION OF GAS UTILITY PLANT IN SERVICE

(Balance Sheet Account 108)

Totals - Texas Only (Lines 1 through 46)

NOTE: *If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferably straight-line, and provide in a separate footnote.*

Line No.	Related Plant Account and Depreciation (a)	Service Life (b)	Balance First of Year (c)	Current Yr. Accrual (d)	Retirements & Adjustments (e)	Balance End of Year (f)	Line No.
1	(301-303) Intangible Plant		$ -	$ -	$ -	$	1
2	(304-320) Manufactured Gas Prod. Plant		$	$	$	$	2
3	**Natural Gas Production & Gath. Plant**						3
4	(325.1) Producing Lands		$	$	$	$	4
5	(325.2) Producing Leaseholds						5
6	(325.3) Gas Rights						6
7	(325.4) Rights-of-Way						7
8	(325.5) Other Land and Land Rights						8
9	(326) Gas Well Structures						9
10	(327) Field Compressor Station Structures						10
11	(328) Field Meas. & Reg. Station Structures						11
12	(329) Other Structures						12
13	(330) Producing Gas Wells - Well Construction						13
14	(331) Producing Gas Wells - Well Equipment						14
15	(332) Field Lines						15
16	(333) Field Compressor Station Equipment						16
17	(334) Field Meas. & Reg. Station Equipment						17
18	(335) Drilling and Cleaning Equipment						18
19	(336) Purification Equipment						19
20	(337) Other Equipment						20
21	(338) Unsuccessful Explor. & Develop. Costs						21
22	Total Natural Gas Production & Gathering Plant		$ -	$ -	$ -	$ -	22
23	(Lns. 4 through 21)						23
24	**Products Extraction Plant**						24
25	(340) Land and Land Rights		$	$	$	$	25
26	(341) Structures and Improvements						26
27	(342) Extraction and Refining Equipment						27
28	(343) Pipe Lines						28
29	(344) Extracted Products Storage Equipment						29
30	(345) Compressor Equipment						30
31	(346) Gas Measuring & Regulating Equipment						31
32	(347) Other Equipment						32
33	Total Products Extract. Plant (Lns. 25 - 32)		$ -	$ -	$ -	$ -	33
34	**Underground Storage Plant**						34
35	(350.1-350.2) Land and Right-of-Ways		$	$	$	$	35
36	(351) Structures and Improvements						36
37	(352) Wells						37
38	(352.1) Storage Leaseholds and Rights						38
39	(352.2) Reservoirs						39
40	(352.3) Nonrecoverable Natural Gas						40
41	(353) Lines						41
42	(354) Compressor Station Equipment						42
43	(355) Measuring and Regulating Equipment						43
44	(356) Purification Equipment						44
45	(357) Other Equipment						45
46	Total Undergr. Storage Plant (Lns. 35 through 45)		$ -	$ -	$ -	$ -	46

mpany) Unit Gas Transmission Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2002

ACCUMULATED DEPRECIATION OF GAS UTILITY PLANT IN SERVICE
(Balance Sheet Account 108)
Totals - Texas Only (Lines 47 through 87)

NOTE: If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferably straight-line, and provide in a separate footnote.

Line No.	Related Plant Account and Depreciation (a)	Service Life (b)	Balance First of Year (c)	Current Yr. Accrual (d)	Retirements & Adjustments (e)	Balance End of Year (f)	Line No.
47	**Other Storage Plant**						47
48	(360) Land and Land Rights		$	$	$	$	48
49	(361) Structures and Improvements						49
50	(362) Gas Holders						50
51	(363) Purification Equipment						51
52	(363.1) Liquefaction Equipment						52
53	(363.2) Vaporizing Equipment						53
54	(363.3) Compressor Equipment						54
55	(363.4) Measuring and Regulating Equipment						55
56	(363.5) Other Equipment						56
57	Total Other Storage Plant (Lns. 48 - 56)		$ -	$ -	$ -	$ -	57
58	**Transmission Plant**						58
59	(365.1 & 365.2) Land & Rights of Way		$ 44,265	$ 2,740	$	$ 47,005	59
60	(366) Structures & Improvements		21,713	1,451		23,164	60
61	(367) Mains		2,784,586	130,340		2,914,926	61
62	(368) Compressor Station Equipment						62
63	(369) Meas. and Reg. Station Equipment		831,330	115,231		946,561	63
64	(370) Communication Equipment						64
65	(371) Other Equipment		477	238		715	65
66	Total Transmission Plant (Lns. 59 - 65)	27 Yrs	$ 3,682,371	$ 250,000	$ -	$ 3,932,371	66
67	**Distribution Plant**						67
68	(374) Land & Land Rights		$	$	$	$	68
69	(375) Structures and Improvements						69
70	(376) Mains		33			33	70
71	(377) Compressor Station Equipment						71
72	(378 & 379) Meas. & Reg. Station Equipment		539			539	72
73	(380) Services						73
74	(381-384) Meters & House Regulators						74
75	(385) Ind. Meas. & Reg. Station Equipment						75
76	(386 & 387) Other Prop & Equipment						76
77	Total Distribution Plant (Lns. 68 - 76)		$ 572	$ -	$ -	$ 572	77
78	**General Plant**						78
79	(389) Land & Land Rights		$	$		$ -	79
80	(390) Structures and Improvements					-	80
81	(391) Office Furniture & Equipment						81
82	(392) Transportation Equipment						82
83	(393-396) Stores, Tools, Lab. & Power Equipment						83
84	(397) Communication Equipment						84
85	(398-399) Misc. & Other Equipment						85
86	Total General Plant (Lns. 79 - 85)	27 Yrs	$ -	$ -	$ -	$ -	86
87	TOTAL ACCUM. DEPRECIATION - TEXAS		$ 3,682,943	$ 250,000	$ -	$ 3,932,943	87
88	(Lns. 1, 2, 22, 33, 46, 57, 66, 77, and 86)						88
89	ALL OTHER AREAS						89
90	(301-363) Int., Prod., & Storage Plant		$	$	$	$	90
91	(365-371) Transmission Plant						91
92	(374-387) Distribution Plant						92
93	(389-399) General Plant	27 Yrs					93
94	TOTAL DEPR. - ALL AREAS (Lns. 87 - 93)		$ 3,682,943	$ 250,000	$ -	$ 3,932,943	94

Line 94(f) must equal amount for Acct. 108 included on p.12, Ln. 9(c)

Company: Unit Gas Transmission Company Report Type: (X) Original or ( ) Amended Report Year: 2002

INCOME FROM NONUTILITY OPERATIONS (Acct. 417)

Show hereunder particulars concerning income from nonutility operations.

Line No.	Details (a)	Revenues (b)	Expenses (c)	Net Income (Col. b less c) (d)	Line No.
1					1
2					2
3					3
4					4
5					5
6					6
7					7
8	**TOTAL** (Col. (d) must equal p.10, ln. 26)	$	$	None	8

MISCELLANEOUS NONOPERATING INCOME (Acct. 421)

Report details of items included in Acct. 421.

Line No.	Description (a)	Amount (b)	Line No.
9	Others	3,322	9
10			10
11			11
12			12
13			13
14			14
15			15
16	**TOTAL** (Must equal p.10, ln. 30)	$ 3,322	16

Company: Unit Gas Transmission Company Report Type: (X) Original or ( ) Amended Report Year: 2002

INTEREST AND DIVIDEND INCOME (Acct.419)

Line No.	Security of Account on Which Received (a)	Interest or Dividend Rate (b)	Amount (c)	Line No.
1	Interest Income - Associated Companies		$ 2,425,186	1
2	Interest Income		200,000	2
3				3
4				4
5				5
6				6
7				7
8	Total interest and dividends		$ 2,625,186	8
9	Less total expenses applicable to above			9
10	Net Interest and Dividend Income, before taxes		$ 2,625,186	10

(Ln. 10 must equal p. 10, Ln. 28)

EXTRAORDINARY INCOME (Acct. 433)

Report details of items included in Acct. 433.

Line No.	Description (a)	Amount (b)	Line No.
11		$	11
12			12
13			13
14			14
15			15
16			16
17			17
18	TOTAL (must equal p. 11, Ln. 58)	None	18

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2002

RECONCILIATION OF GAS UTILITY TAX (Tex. Util. Code, § 122.102) For The Year 2002

Activity of Reported on Quarterly Tax Forms:

Line No.	Description (a)	1st Quarter (b)	2nd Quarter (c)	3rd Quarter (d)	4th Quarter (e)	Totals (f)	Line No.
1	**TOTAL GROSS RECEIPTS***	$ 42,402,119	$ 57,381,179	$ 53,642,944	$ 28,888,054	$ 182,314,296	1
2	Less Non-Taxable Receipts						2
3	Less Deductions	41,007,480	55,702,899	52,141,654	27,657,014	176,509,047	3
4	Total Taxable Gross Income	$ 1,394,639	$ 1,678,280	$ 1,501,290	$ 1,231,040	$ 5,805,249	4
5	Multiplied by Tax Rate	x .005	x .005	x .005	x .005	x .005	5
6	Total Tax Due	$ 6,973	$ 8,391	$ 7,506	$ 6,155	$ 29,025	6
7	Adjustments for Over/Under Payments						7
8	Net Tax Due	$ 6,973	$ 8,391	$ 7,506	$ 6,155	$ 29,025	8
9	Late Penalty						9
10	Interest						10
11	**TOTAL AMOUNT PAID**	$ 6,973	$ 8,391	$ 7,506	$ 6,155	$ 29,025	11

Upon completion of this report, if any tax quarters have been reported and paid improperly please reconcile the differences:

*** Reconciliation: All sales and transportation revenues reported on pages 30, 31, 32, and 33 should equal the Total Gross Receipts on Line 1 above. If not, please reconcile. See footnote P. 36 for reconciliation.**

Company: Unit Gas Transmission Company   Report Type: (X) Original or ( ) Amended   Report Year: 2002

GAS OPERATING REVENUES AND EXPENSES

If solely engaged in intrastate operations complete column (c) only.

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
1	OPERATING REVENUES			1
2	**Sales of Gas**			2
3	(480) Residential Sales	$	$	3
4	(481) Sm. Commercial and Industrial Sales	18,732,873	18,732,873	4
5	(481) Lg. Commercial and Industrial Sales	163,110,478	163,110,478	5
6	(482) Other Sales to Public Authorities			6
7	(483) Sales for Resale	240,013	240,013	7
8	(484) Interdepartmental Sales			8
9	Unbilled Revenue (if any, report here only)			9
10	Total Sales of Gas (lns. 3 through 9)	$ 182,083,364	$ 182,083,364	10
11	**Other Operating Revenues**			11
12	(487) Forfeited Discounts	$	$	12
13	(488) Miscellaneous Service Revenues			13
14	(489) Revenues from Transportation (and Compression)	230,932	230,932	14
15	(490) Sales of Products Extracted from Natural Gas			15
16	(491) Revenues from Natural Gas Processed by Others			16
17	(492) Incidental Gasoline and Oil Sales			17
18	(493) Rent from Gas Property			18
19	(494) Interdepartmental Rents			19
20	(495) Other Gas Revenues	83,266	83,266	20
21	Total Other Operating Revenues (Lns. 12 through 20)	$ 314,198	$ 314,198	21
22	TOTAL OPERATING REVENUES (Ln. 10 plus Ln. 21)	$ 182,397,562	$ 182,397,562	22
23	OPERATION & MAINTENANCE EXPENSES			23
24	**Manufactured Gas Production Expenses**			24
25	(700-742) Steam and Manufactured Gas Production Expenses	$ -	$ -	25
26	**Natural Gas Production Exp. - Production & Gathering**			26
27	(750) Operation Supervision and Engineering	$	$	27
28	(751) Production Maps and Records			28
29	(752) Gas Wells Expenses			29
30	(753) Field Lines Expenses			30
31	(754) Field Compressor Station Expenses			31
32	(755) Field Compressor Station Fuel and Power			32
33	(756) Field Measuring and Regulating Station Expenses			33
34	(757) Purification Expenses			34
35	(758) Gas Wells Royalties			35
36	(759) Other Expenses			36
37	(760) Rents			37
38	(761) Maintenance Supervision and Engineering			38
39	(762) Maintenance of Structures and Improvements			39
40	(763) Maintenance of Producing Wells			40
41	(764) Maintenance of Field Lines			41
42	(765) Maintenance of Field Compressor Station Equipment			42
43	(766) Maintenance of Field Meas. and Reg. Station Equip.			43
44	(767) Maintenance of Purification Equipment			44
45	(768) Maintenance of Drilling and Cleaning Equipment			45
46	(769) Maintenance of Other Equipment			46
47	Total Prod. & Gathering Expenses (Lns. 27 - 46)	$ -	$ -	47

GAS OPERATING REVENUES AND EXPENSES (Continued)

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
48	OPERATING EXPENSES (continued)			48
49	**Operation and Maintenance Expenses (continued)**			49
50	**Natural Gas Production Expense - Products Extraction**			50
51	(770) Operation Supervision & Engineering	$	$	51
52	(771) Operation Labor			52
53	(772) Gas Shrinkage			53
54	(773) Fuel			54
55	(774) Power			55
56	(775) Materials			56
57	(776) Operation Supplies and Expenses			57
58	(777) Gas Processed by Others			58
59	(778) Royalties on Products Extracted			59
60	(779) Marketing Expenses			60
61	(780) Products Purchased for Resale			61
62	(781) Variation in Products Inventory			62
63	(782) Extracted Products Used by the Utility - Credit			63
64	(783) Rents			64
65	(784) Maintenance Supervision and Engineering			65
66	(785) Maintenance of Structures and Improvements			66
67	(786) Maintenance of Extraction and Refining Equipment			67
68	(787) Maintenance of Pipe Lines			68
69	(788) Maintenance of Extracted Products Storage Equipment			69
70	(789) Maintenance of Compressor Equipment			70
71	(790) Maintenance of Gas Measuring and Reg. Equipment			71
72	(791) Maintenance of Other Equipment			72
73	Total Products Extraction Expenses (Lns. 51 - 72)	$	$	73
74	**Exploration and Development Expenses**			74
75	(795) Delay Rentals	$	$	75
76	(796) Nonproductive Well Drilling			76
77	(797) Abandoned Leases			77
78	(798) Other Exploration			78
79	Total Exploration & Development Exp. (Lns. 75 - 78)	$	$	79
80	**Purchase Gas Expenses**			80
81	(800) Natural Gas Well Head Purchases	$	$	81
82	(801) Natural Gas Field Line Purchases	234,948	234,948	82
83	(802) Natural Gas Gasoline Plant Outlet Purchases			83
84	(803) Natural Gas Transmission Line Purchases	175,981,491	175,981,491	84
85	(804) Natural Gas City Gate Purchases			85
86	Total Purchase Gas Expenses (Lns. 81 through 85)	$ 176,216,439	$ 176,216,439	86
87	**Other Gas Supply Expenses**			87
88	(805) Other Gas Purchases	$	$	88
89	(806) Exchange Gas			89
90	(807) Purchases Gas Expenses			90
91	(808) Gas Withdrawn from Storage - Debit			91
92	(809) Gas Delivered to Storage - Credit			92
93	(810) Gas Used for Compressor Station Fuel - Credit			93
94	(811) Gas Used for Products Extraction - Credit			94

Company: Unit Gas Transmission Company Report Type: (X) Original or ( ) Amended Report Year: 2002

GAS OPERATING REVENUES AND EXPENSES (Continued)

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
95	**OPERATING EXPENSES (continued)**			95
96	**Operation and Maintenance Expenses (continued)**			96
97	**Other Gas Supply Expenses (continued)**			97
98	(812) Gas Used for Other Utility Operations - Credit	$ -	$ -	98
99	(813) Other Gas Supply Expenses			99
100	Total Other Gas Supply Expenses (Lns. 88 - 99)	$ -	$ -	100
101	**Underground Storage Expenses**			101
102	(814) Operation Supervision and Engineering	$	$	102
103	(815) Maps and Records			103
104	(816) Wells Expenses			104
105	(817) Lines Expenses			105
106	(818) Compressor Station Expenses			106
107	(819) Compressor Station Fuel and Power			107
108	(820) Measuring and Regulation Station Expenses			108
109	(821) Purification Expenses			109
110	(822) Exploration and Development			110
111	(823) Gas Losses			111
112	(824) Other Expenses			112
113	(825) Storage Wells Royalties			113
114	(826) Rents			114
115	(830) Maintenance Supervision and Engineering			115
116	(831) Maintenance of Structures and Improvements			116
117	(832) Maintenance of Reservoirs and Wells			117
118	(833) Maintenance of Lines			118
119	(834) Maintenance of Compressor Station Equipment			119
120	(835) Maintenance of Measuring and Reg. Station Equip.			120
121	(836) Maintenance of Purification Equipment			121
122	(837) Maintenance of Other Equipment			122
123	Total Undergrnd. Storage Exp. (Lns. 102-122)	$	$	123
124	**Other Storage Expenses**			124
125	(840) Operation Supervision and Engineering	$	$	125
126	(841) Operation Labor and Expenses			126
127	(842) Rents			127
128	(842.1) Fuel			128
129	(842.2) Power			129
130	(842.3) Gas Losses			130
131	(843) Maintenance Supervision and Engineering			131
132	(844) Maintenance of Structures and Improvements			132
133	(845) Maintenance of Gas Holder			133
134	(846) Maintenance of Purification Equipment			134
135	(847) Maintenance of Liquefaction Equipment			135
136	(848) Maintenance of Vaporizing Equipment			136
137	(848.1) Maintenance of Compressor Equipment			137
138	(848.2) Maintenance of Measuring and Regulating Equip.			138
139	(848.3) Maintenance of Other Equipment			139
140	Total Other Storage Expenses (Lns. 125 through 139)	$ -	$ -	140

Company: Unit Gas Transmission Company Report Type: (X) Original or ( ) Amended Report Year: 2002

GAS OPERATING REVENUES AND EXPENSES (Continued)

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
141				141
142	OPERATING EXPENSES (continued)			142
143	**Operation and Maintenance Expenses (continued)**			143
144	**Transmission Expenses**			144
145	(850) Operation Supervision and Engineering	$	$	145
146	(851) System Control and Load Dispatching			146
147	(852) Communications System Expenses			147
148	(853) Compressor Station Labor and Expenses			148
149	(854) Gas for Compressor Station Fuel			149
150	(855) Other Fuel and Power for Compressor Stations			150
151	(856) Mains Expenses			151
152	(857) Measuring and Regulation Station Expenses			152
153	(858) Transmission and Compression of Gas by Others	292,609	292,609	153
154	(859) Other Expenses			154
155	(860) Rents			155
156	(861) Maintenance Supervision and Engineering			156
157	(862) Maintenance of Structures and Improvements			157
158	(863) Maintenance of Mains			158
159	(864) Maintenance of Compressor Station Equipment			159
160	(865) Maintenance of Measuring and Reg. Station Equipment			160
161	(866) Maintenance of Communication Equipment			161
162	(867) Maintenance of Other Equipment			162
163	Total Transmission Expenses (Lns. 145 through 162)	$ 292,609	$ 292,609	163
164	**Distribution Expenses**			164
165	(870) Operation Supervision and Engineering	$		165
166	(871) Distribution Load Dispatching			166
167	(872) Compressor Station Labor and Expenses			167
168	(873) Compressor Station Fuel and Power			168
169	(874) Mains and Services Expenses			169
170	(875) Measuring and Regulation Station Expenses - General			170
171	(876) Measuring and Regulation Station Exp. - Industrial			171
172	(877) Meas. and Reg. Station Exp. - City Gate			172
173	(878) Meter and House Regulator Expenses			173
174	(879) Customer Installations Expenses			174
175	(880) Other Expenses			175
176	(881) Rents			176
177	(885) Maintenance Supervision and Engineering			177
178	(886) Maintenance of Structures and Improvements			178
179	(887) Maintenance of Mains			179
180	(888) Maintenance of Field Compressor Station Equipment			180
181	(889) Maintenance of Field Meas. and Reg. Station Equip. - Gen			181
182	(890) Maint. of Meas. and Reg. Station Equip. Industrial			182
183	(891) Maint. of Meas. and Reg. Sta. Equip. - City Gate			183
184	(892) Maintenance of Services			184
185	(893) Maintenance of Meters and House Regulators			185
186	(894) Maintenance of Other Equipment			186
187	Total Distribution Expenses (Lns. 165 through 186)	$ -	$ -	187

Company: Unit Gas Transmission Company Report Type: (X) Original or ( ) Amended Report Year: 2002

GAS OPERATING REVENUES AND EXPENSES (Continued)

Line No.	Account (a)	Texas Operations (b)	Total Operations (c)	Line No.
188	OPERATING EXPENSES (continued)			188
189	**Operation and Maintenance Expenses (continued)**			189
190	**Customer Accounts Expenses**			190
191	(901) Supervision	$	$	191
192	(902) Customer Assistance Expenses	7	7	192
193	(903) Customer Records and Collection Expenses	12	12	193
194	(904) Uncollectible Accounts	(236,109)	(236,109)	194
195	(905) Miscellaneous Customer Accounts Expenses			195
196	Total Customer Accounts Expenses (Lns. 191 - 195)	$ (236,090)	$ (236,090)	196
197	**Customer Service and Sales Promotion Expenses**			197
198	(909) Supervision	$	$	198
199	(910) Customer Assistance Expenses			199
200	(911) Informational Advertising Expenses	7	7	200
201	(912) Miscellaneous Customer Service Expenses			201
202	(915) Supervision			202
203	(916) Demonstrating and Selling Expenses	-	-	203
204	(917) Promotional Advertising Expenses	-	-	204
205	(918) Miscellaneous Sales Promotion Expenses	90	90	205
206	Total Cust. Srvc. & Sales Prom. Exp. (Lns. 198-205)	$ 97	$ 97	206
207	**Administrative and General Expenses**			207
208	(920) Administrative and General Salaries	$ 238,960	238,960	208
209	(921) Office Supplies and Expenses	29,534	29,534	209
210	(922) Administrative Expenses Transferred - Credit			210
211	(923) Outside Services Employed	104,422	104,422	211
212	(924) Property Insurance			212
213	(925) Injuries and Damages	103	103	213
214	(926) Employee Pensions and Benefits	91,594	91,594	214
215	(927) Franchise Requirements			215
216	(928) Regulatory Commission Expenses			216
217	(929) Duplicate Charges - Credit			217
218	(930.1) Institutional or Goodwill Advertising Expense			218
219	(930.2) Miscellaneous General Expense	74,871	74,871	219
220	(931) Rents	45,638	45,638	220
221	(932) Maintenance of General Plant	41	41	221
222	Total Admin. & General Expenses (Lns. 208 - 221)	$ 585,163	$ 585,163	222
223	**Total Operation & Maintenance Expenses**	$ 176,858,218	$ 176,858,218	223
224	(Lns. 25, 47, 73, 79, 86, 100, 123, 140, 163, 187, 196, 206 & 222)			224
225	**Other Operating Expenses**			225
226	(403) Depreciation Expense*	$ 229,298	$ 229,298	226
227	(404-407.2) Combined Amortization Expenses	(250)	(250)	227
228	(408.1) Taxes Other Than Income Taxes	126,774	126,774	228
229	(409.1) Income Taxes	2,841,662	2,841,662	229
230	(410.1) Provisions for Preferred Income Taxes	123,274	123,274	230
231	(411.1) Income Tax Def. In Prior Years - Credits			231
232	(412.1-412.2) Investment Tax Credits			232
233	**Total Other Operating Expenses (Lns. 226-232)**	$ 3,320,758	$ 3,320,758	233
234	**TOTAL OPERATING EXPENSES (Ln. 223 plus 233)**	$ 180,178,976	$ 180,178,976	234
235	***NET GAS OPERATING INCOME (Ln. 22 minus Ln. 234)***	$ 2,218,586	$ 2,218,586	235

* *If an accelerated depreciation method is used, estimate the required data using a non-accelerated method, preferably straight-line, and provide in a separate footnote.*

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2002

RESPONDENT'S OWN PRODUCTION IN TEXAS (ACCT. 758)

In columnar form give the following information for all gas produced by the Respondent in Texas.

Line No.	RRC Lease ID. No. if Casinghead Gas or RRC Well Id. No. If Gas Well Gas (a)	Volumes MMBtu (b)	Annual Cost (c)	Line No.
1			$	1
2				2
3				3
4				4
5				5
6				6
7				7
8	TOTAL		None	8

Report the following information by **RRC tariff.** Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC account 481 into Account 481S for small commercial and industrial and Account 481L for large commercial and industrial. Show sub-totals for each account including 481S and 481L. **In col. (c), note affiliates with an asterisk (*).** Report volumes in MMBtu (at 14.65 p.s.i.a. and 60 degrees Fahrenheit).

Line No.	Account No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume MMBtu (d)	Annual Revenue (e)	Line No.
9			None		$	9
10						10
11						11
12						12
13						13
14						14
15						15
16	TOTAL				None	16

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2002

GATHERING AND TRANSMISSION GAS PURCHASES IN TEXAS
(ACCTS. 800-804)

Report the following detailed information for gathering and transmission gas purchases. If gas is received from the production department, indicate in column (c). In cases where no revenue is set up on the Respondent's books, indicate in column (e), but in all cases give the volume purchased in column (d). Show sub-totals for each account. In column (c) report "From Whom Purchased" alphabetically, and **note affiliates with an asterisk (*)**. Report volumes in MMBtu (at 14.65 p.s.i.a and 60 degrees Fahrenheit).

Line No.	Account No. (a)	Contract No. (b)	From Whom Purchased (c)	Volume MMBtu (d)	Annual Cost (e)	Line No.
1					$	1
2						2
3		(See Attached Pages 31A and 31B for Details)				3
4						4
5						5
6						6
7	TOTAL			56,757,255	$ 176,216,439	7

GATHERING AND TRANSMISSION GAS SALES IN TX (Accts. 480-484)

Report the following information by **RRC tariff**. Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC account 481 into Account 481S for small commercial and industrial and Account 481L for large commercial and industrial. Show sub-totals for each acct. including 481S and 481L. **In col. (c), note affiliates with an asterisk (*)**. Report volumes in MMBtu (at 14.65 p.s.i.a. and 60 degrees Fahrenheit).

Line No.	Account No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume MMBtu (d)	Annual Revenue (e)	Line No.
8					$	8
9						9
10		(See Attached Pages 31C, 31D, 31E, 31F and 31G for Details)				10
11						11
12						12
13						13
14	TOTAL			56,649,459	$ 182,083,364	14

GATHERING AND TRANSMISSION GAS PURCHASES IN TEXAS
(Accts. 800-804)

Report the following detailed information for gathering and transmission gas purchases. If gas is received from the production department, indicate in column (c). In cases where no revenue is set up on the Respondent's books, indicate in column (e), but in all cases give the volume purchased in column (d). Show sub-totals for each account. In column (c) report "From Whom Purchased" alphabetically, and **note affiliates with an asterisk (*).** Report volumes in MMBtu (at 14.65 p.s.i.a. and 60degrees Fahrenheit).

Line No.	Account No. (a)	Contract No. (b)	From Whom Purchased (c)	Volume MMBtu (d)	Annual Cost (e)	Line No.
1	801	UP-0053-A	Wilson Resources, Inc.	72,363	$ 234,948	1
2			**801 Total**	72,363	234,948	2
3						3
4	803	EP-0487-A	AEP Gas Marketing	7,006,779	20,748,287	4
5	803	UP-0051-A	AXIA Energy Trading	-	6,326	5
6	803	MB-0015-A	BP Energy Company	316,725	966,774	6
7	803	UP-0061-A	CenterPoint Gas Resources Corp. *	18,626,783	59,377,161	7
8	803	IP-0048-A	Cinergy Marketing	18,710	38,160	8
9	803	MB-0028-A	Conoco, Inc.	2,877	17,566	9
10	803	UP-0067-A	Copano Energy Services	1,205,346	3,525,456	10
11	803	EP-0442-A	Coral Energy Resources	14,654	33,501	11
12	803	UP-0058-A	Duke Energy Trading	6,456	21,020	12
13	803	UP-0054-A	Enbridge Marketing	2,008,030	5,957,327	13
14	803	EP-0425-A	Faul Coner	776	1,684	14
15	803	UP-0055-A	Gulf Energy Marketing	3,932,112	12,748,844	15
16	803	UP-0064-A	Island Fuel Trading	15,349	46,737	16
17	803	UP-0044-A/UP-0081-A	Kinder Morgan Pipeline	12,778,746	36,791,670	17
18	803	E-KMSHIP-T-02	Kinder Morgan Ship Channel	116,731	481,632	18
19	803	E-KMTEJAS-T-03	Kinder Morgan Tejas Pipeline	5,974,885	19,311,680	19
20			**803 Sub-Total**	52,024,959	$ 160,073,825	20

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2002

GATHERING AND TRANSMISSION GAS PURCHASES IN TEXAS

(Accts. 800-804)

Report the following detailed information for gathering and transmission gas purchases. If gas is received from the production department, indicate in column (c). In cases where no revenue is set up on the Respondent's books, indicate in column (e), but in all cases give the volume purchased in column (d). Show sub-totals for each account. In column (c) report "From Whom Purchased" alphabetically, and **note affiliates with an asterisk (*).** Report volumes in MMBtu (at 14.65 p.s.i.a. and 60degrees Fahrenheit).

Line No.	Account No. (a)	Contract No. (b)	From Whom Purchased (c)	Volume MMBtu (d)	Annual Cost (e)	Line No.
1	803	UT-0029-A	KOCH Midstream	(150,000)	$ (445,500)	1
2	803	EP-0377-A	Marathon	4,353	9,011	2
3	803	EB-0006-A	Reliant Energy Service	262,241	833,084	3
4	803	E-Smith Produc-T-02	Smith Production	268	799	4
5	803	EP-0473-A	Stone energy	124,760	444,802	5
6	803	EP-0269-A	Tejas Gas Marketing	1,985,150	4,683,463	6
7	803	UP-0063-A	Tejas Hydrocarbons	4,830,837	10,665,533	7
8	803	UT-0031-3	Texas School Land Board	16,800	36,792	8
9	803	EP-0386-A	Texla Energy Marketing	32,097	104,761	9
10	803	EP-0464-A	Wheeless	851	1,842	10
11	803	N/A	Supplier Estimated	(2,447,424)	(426,921)	11
12			**803 Total**	56,684,892	175,981,491	12
13						13
14						14
15						15
16						16
17						17
18						18
19						19
20	TOTAL			56,757,255	$ 176,216,439	20

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2002

GATHERING AND TRANSMISSION GAS SALES IN TX (Accts. 480-484)

Report the following information by **RRC tariff.** Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC Account 481 into Account 481S for small commercial and industrial and Account 481L for large commercial and industrial. Show sub-total for each acct. including 481S and 481L. **In col. (c), note affiliates with an asterisk(*).** Report volumes in MMBtu (at 14.65 p.s.i.a. and 60 degrees Fahrenheit).

Line No.	Account No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume MMBtu (d)	Annual Revenue (e)	Line No.
1	481S	TN-0425-TS-79	CI-0425-TS-053	788	$ 3,175	1
2	481S			695,696	2,260,732	2
3	481S	TN-0425-TS-62	CI-0425-TS-039	42,247	217,188	3
4	481S	TN-0425-TS-40	CI-0425-TS-022	139,324	540,251	4
5	481S	TN-0425-TS-73	CI-0425-TS-047	28,525	112,519	5
6	481S	TN-0425-TS-71	CI-0425-TS-116	64,563	256,447	6
7	481S	TN-0425-TS-78	CI-0425-TS-052	61,380	295,015	7
8	481S	TN-0425-TS-74	CI-0425-TS-048	50,438	193,804	8
9	481S	TN-0425-TS-53	CI-0425-TS-030	30,293	106,843	9
10	481S	TN-0425-TS-80	CI-0425-TS-054	6,401	25,832	10
11	481S	TN-0425-TS-96	CI-0425-TS-069	2,054	11,475	11
12	481S	TN-0425-TS-112	CI-0425-TS-085	879,442	2,867,949	12
13	481S	TN-0425-TS-103	CI-0425-TS-075	4,036	27,259	13
14	481S	TN-0425-TS-47	CI-0425-TS-026	23,603	14,433	14
15	481S	TN-0425-TS-76	CI-0425-TS-050	935	3,837	15
16	481S	TN-0425-TS-61	CI-0425-TS-038	50,659	177,121	16
17	481S	TN-0425-TS-88	CI-0425-TS-059	28,655	148,987	17
18	481S	TN-0425-TS-107	CI-0425-TS-079	67,304	195,336	18
19	481S	TN-0425-TS-108	CI-0425-TS-080	6,809	17,622	19
20	481S	TN-0425-TS-116	CI-0425-TS-089	652,143	2,079,116	20
21	Sub-total			2,835,295	$ 9,554,941	21

Company: Unit Gas Transmission Company Report Type: (X) Original or ( ) Amended Report Year: 2002

GATHERING AND TRANSMISSION GAS SALES IN TX (Accts. 480-484)

Report the following information by **RRC tariff.** Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC Account 481 into Account 481S for small commercial and industrial and Account 481L for large commercial and industrial. Show sub-total for each acct. including 481S and 481L. **In col. (c), note affiliates with an asterisk(*).** Report volumes in MMBtu (at 14.65 p.s.i.a. and 60 degrees Fahrenheit).

Line No.	Account No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume MMBtu (d)	Annual Revenue (e)	Line No.
22	481S			25,310	$ 90,251	22
23	481S	TN-0425-TS-20	CI-0425-TS-112	94,126	402,461	23
24	481S	TN-0425-TS-56	CI-0425-TS-033	16,373	73,827	24
25	481S	TN-0425-TS-18	CI-0425-TS-11	120,915	461,153	25
26	481S	TN-0425-TS-60	CI-0425-TS-037	65,892	287,774	26
27	481S	TN-0425-TS-121	CI-0425-TS-094	7,045	30,905	27
28	481S	TN-0425-TS-19	CI-0425-TS-007	213,009	734,952	28
29	481S	TN-0425-TS-65	CI-0425-TS-040	180,602	764,348	29
30	481S	TN-0425-TS-58	CI-0425-TS-035	74,382	349,428	30
31	481S	TN-0425-TS-110	CI-0425-TS-088	3,383	15,344	31
32	481S	TN-0425-TS-39	CI-0425-TS-021	256,901	930,694	32
33	481S	TN-0425-TS-118	CI-0425-TS-091	83,441	463,193	33
34	481S	TN-0425-TS-145	CI-0425-TS-125	231,929	754,150	34
35	481S	TN-0425-TS-89	CI-0425-TS-060	4,904	17,471	35
36	481S	TN-0425-TS-124	CI-0425-TS-097	38,649	131,140	36
37	481S	TN-0425-TS-69	CI-0425-TS-044	1,868	6,896	37
38	481S	TN-0425-TS-54	CI-0425-TS-031	35,695	101,554	38
39	481S	TN-0425-TS-84	CI-0425-TS-057	758	(423)	39
40	481S	TN-0425-TS-126	CI-0425-TS-100	46,755	170,052	40
41	481S	TN-0425-TS-129	CI-0425-TS-104	67,167	224,030	41
42	Sub-total			4,404,399	$ 15,564,141	42

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* (__) *Amended* *Report Year:* 2002

GATHERING AND TRANSMISSION GAS SALES IN TX (Accts. 480-484)

Report the following information by **RRC tariff.** Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC Account 481 into Account 481S for small commercial and industrial and Account 481L for large commercial and industrial. Show sub-total for each acct. including 481S and 481L. **In col. (c), note affiliates with an asterisk(*).** Report volumes in MMBtu (at 14.65 p.s.i.a. and 60 degrees Fahrenheit).

Line No.	Account No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume MMBtu (d)	Annual Revenue (e)	Line No.
43	481S	TN-0425-TS-128	CI-0425-TS-102	100,431	358,517	43
44	481S	TN-0425-TS-128	CI-0425-TS-103	181,378	694,491	44
45	481S	TN-0425-TS-130	CI-0425-TS-105	125,789	452,692	45
46	481S	TN-0425-TS-131	CI-0425-TS-106	77,842	296,200	46
47	481S	TN-0425-TS-123	CI-0425-TS-096	5,179	(316,623)	47
48	481S	TN-0425-TS-106	CI-0425-TS-078	0	182	48
49	481S	TN-0425-TS-111	CI-0425-TS-083	72,996	259,264	49
50	481S	TN-0425-TS-109	CI-0425-TS-084	10,146	29,723	50
51	481S	TN-0425-TS-52	CI-0425-TS-029	15,794	39,957	51
52	481S	TN-0425-TS-102	CI-0425-TS-029	48,796	249,223	52
53	481S	TN-0425-TS-59	CI-0425-TS-036	18,830	66,583	53
54	481S	TN-0425-TS-70	CI-0425-TS-023	33,233	143,464	54
55	481S	TN-0425-TS-43	CI-0425-TS-024	271,707	848,984	55
56	481S	Estimate		(27,980)	46,075	56
57		**481S Total**		5,338,540	18,732,873	57
58						58
59	481L	TN-0425-TS-122	CI-0425-TS-095	3,333,090	8,411,309	59
60	481L	TN-0425-TS-150	CI-0425-TS-130	9,224,173	28,901,632	60
61	481L	TN-0425-TS-95	CI-0425-TS-068	1,075,538	4,055,603	61
62	481L	TN-0425-TS-152	CI-0425-TS-132	130,046	1,060,140	62
63	Sub-total			19,101,387	$ 61,161,557	63

GATHERING AND TRANSMISSION GAS SALES IN TX (Accts. 480-484)

Report the following information by **RRC tariff.** Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC Account 481 into Account 481S for small commercial and industrial and Account 481L for large commercial and industrial. Show sub-total for each acct. including 481S and 481L. **In col. (c), note affiliates with an asterisk(*).** Report volumes in MMBtu (at 14.65 p.s.i.a. and 60 degrees Fahrenheit).

Line No.	Account No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume MMBtu (d)	Annual Revenue (e)	Line No.
64	481L	TN-0425-TS-153	CI-0425-TS-133	855,894	2,648,755	64
65	481L	TN-0425-TS-144	CI-0425-TS-041	148,132	625,672	65
66	481L	TN-0425-TS-136	CI-0425-TS-113	23,405	108,197	66
67	481L	TN-0425-TS-141	CI-0425-TS-028	1,190,098	3,956,687	67
68	481L	TN-0425-TS-137	CI-0425-TS-114	7,092	94,830	68
69	481L	TN-0425-TS-146	CI-0425-TS-126	5,288,281	12,976,267	69
70	481L	TN-0425-TS-148	CI-0425-TS-128	4,299,746	11,538,431	70
71	481L	TN-0425-TS-147	CI-0425-TS-127	2,678,321	7,020,675	71
72	481L	TN-0425-TS-90	CI-0425-TS-61	1,553,424	4,155,699	72
73	481L	TN-0425-TS-149	CI-0425-TS-129	9,030,923	22,402,003	73
74	481L	TN-0425-TS-37	CI-0425-TS-019	1,543,421	4,978,352	74
75	481L	TN-0425-TS-139	CI-0425-TS-118	528,092	1,779,831	75
76	481L	TN-0425-TS-140	CI-0425-TS-119	191,802	681,153	76
77	481L	TN-0425-TS-114	CI-0425-TS-086	1,822,344	6,217,944	77
78	481L	TN-0425-TS-104	CI-0425-TS-076	457,627	1,762,345	78
79	481L	TN-0425-TS-26	CI-0425-TS-015	463,890	1,826,169	79
80	481L	TN-0425-TS-45	CI-0425-TS-016	1,075,390	3,478,854	80
81	481L	TN-0425-TS-36	CI-0425-TS-010	5,549,235	17,906,146	81
82	481L	TN-0425-TS-151	CI-0425-TS-131	123,163	1,048,625	82
83	481L	TN-0425-TS-24	CI-0425-TS-013	93,709	328,164	83
84				56,025,376	$ 166,696,356	84

Company: Unit Gas Transmission Company Report Type: (X) Original or ( ) Amended Report Year: 2002

GATHERING AND TRANSMISSION GAS SALES IN TX (Accts. 480-484)

Report the following information by **RRC tariff.** Include all sales and utilization of natural gas by the gathering and transmission systems. Separate NARUC Account 481 into Account 481S for samll commercial and industrial and Account 481L for large commercial and industrial. Show sub-total for each acct. including 481S and 481L. **In col. (c), note affiliates with an asterisk(*).** Report volumes in MMBtu (at 14.65 p.s.i.a. and 60 degrees Fahrenheit).

Line No.	Account No. (a)	Tariff No. (b)	Customer Name or RRC Customer ID No. (c)	Volume MMBtu (d)	Annual Revenue (e)	Line No.
85	481L	TN-0425-TS-142	CI-0425-TS-121	634,354	2,354,443	85
86	481L	TN-0425-TS-117	CI-0425-TS-90	515	(2,609)	86
87	481L	TN-0425-TS-133	CI-0425-TS-108	17,031	59,443	87
88	481L	TN-0425-TS-105	CI-0425-TS-77	165,674	571,190	88
89	481L	TN-0425-TS-135	CI-0425-TS-111	119,036	434,779	89
90	481L	TN-0425-TS-134	CI-0425-TS-109	157,091	606,126	90
91	481L	TN-0425-TS-134	CI-0425-TS-110	125,086	479,169	91
92	481L	TN-0425-TS-125	CI-0425-TS-099	138,167	534,799	92
93	481L	TN-0425-TS-127	CI-0425-TS-101	72,770	272,939	93
94	481L	TN-0425-TS-132	CI-0425-TS-107	44,158	180,702	94
95	481L	TN-0425-TS-31	CI-0425-TS-018	69,284	220,986	95
96	481L	TN-0425-TS-143	CI-0425-TS-093	1,446,846	5,419,806	96
97	481L		Estimate	(2,438,292)	4,015,222	97
98						98
99						99
100		**481L Total**		51,238,556	163,110,478	100
101						101
102	Sale for Resale		CI-0425-TS-32*	72,363	240,013	102
103	Sale for Resale	Sales for Resale Total		72,363	240,013	103
104						104
105	Total			56,649,459	$ 182,083,364	105

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2002

REVENUE FROM TRANSPORTATION (AND COMPRESSION) OF GAS IN TEXAS (Acct. 489)

Report the following for Account 489 by **RRC tariff.** In columns (d) and (e) all volumes must be shown in MMBtu (at 14.65 p.s.i.a. and 60 degrees Fahrenheit). **In column (b) note affiliates with an asterisk (*).** In column (c), identify, wherever possible, the type(s) of service available under the contract using the following codes: T=transporation; G=gathering; N=NGPA Sec.311 Service; B= backhaul; E=exchange; C=compression; S=storage embedded in transportation service; O=other (explain in a footnote). If more than one code applies to a tariff, show the codes on one line without attempting to break down the volumes and revenues.

Line No.	Tariff No. or FERC Docket No. (a)	Customer Name or RRC Customer ID No. (b)	Type (c)	Volume (MMBtu) Received (d)	Volume (MMBtu) Delivered (e)	Annual Revenue (f)	Amount Per MMBtu (g)	Line No.
1	TN-0425-TT-09	CI-0425-TT-03	T	3,913,160	3,913,160	$ 157,251	$ 0.0402	1
2	TN-0425-TT-13	CI-0425-TT-07	T	1,161,428	1,161,428	58,290	0.0502	2
3	TN-0425-TT-19	CI-0425-TT-10	T	33,233	33,233	14,955	0.4500	3
4	TN-0425-TT-20	CI-0425-TT-11	T	(2,080)	(2,080)	(728)	0.3502	4
5	TN-0425-TT-23	CI-0425-TT-14	T	2,896	2,896	1,164	0.4020	5
6								6
7								7
8								8
9								9
10								10
11								11
12								12
13	TOTAL			5,108,637	5,108,637	$ 230,932	$ 0.0452	13

Company: Unit Gas Transmission Company *Report Type:* (X) *Original or* (___) *Amended* *Report Year:* 2002

OTHER GAS REVENUES (Acct. 495)

Detail below revenues derived from gas operations not includible in any of the foregoing operating revenue accounts.

Line No.	Description of Operation (a)	Amount (b)	Line No.
1	Storage Fees **(report details below)**	$	1
2	Dehydration & Processing Fees		2
3	Brokerage Commissions		3
4	Billing, Engineering Services, etc.		4
5	Other (explain)		5
6			6
7			7
8			8
9	Over/Under Recovery of Gas Cost	83,266	9
10	**TOTAL** (Must equal p. 25 ln. 20)	$ 83,266	10

Underground Storage for a Fee (Details)

Report below, **by RRC Tariff,** all underground storage for a fee activity during the year.
In column (b) note affiliates with an asterisk (*).

Line No.	Tariff Number (a)	Customer Name or RRC Customer ID No. (b)	Amount (b)	Line No.
11			$	11
12				12
13				13
14				14
15				15
16				16
17	**Total** Underground Storage for a Fee (must equal p. 33, Ln. 1)		None	17

Company: Unit Gas Transmission Company Report Type: (X) Original or ( ) Amended Report Year: 2002

SUMMARY OF TOTAL NATURAL GAS HANDLED

Line No.	Particulars (a)	MMBtu (14.65 p.s.i.a) (b)	Line No.
1	**ACQUISITIONS:**		1
2	Gas Produced in Texas by Respondent		2
3	Gas Imported into Texas by Respondent		3
4	Texas Produced Gas Purchased	56,757,255	4
5	Imported Gas Purchased in Texas		5
6	Gas Transported for Fee (Accepted)	5,108,637	6
7	Exchange Gas (From Others)		7
8	Gas Removed from Storage		8
9	Other Acquisitions (Explain Below)		9
10	**TOTAL ACQUISITIONS (Items 2 thru 9)**	61,865,892	10
11	**DISPOSITIONS:**		11
12	Texas Produced Gas Sold in Texas	56,649,459	12
13	Texas Produced Gas Used by Respondent		13
14	Imported Gas Sold in Texas		14
15	Imported Gas Used by Respondent		15
16	Texas Produced Gas Exported		16
17	Imported Gas Exported by Respondent		17
18	Gas Transported for Fee (Delivered)	5,108,637	18
19	Exchange Gas (To Others)		19
20	Gas Placed into Storage		20
21	Extraction of Fluids (Shrinkage)		21
22	Other Dispositions (Explain Below)		22
23	Unaccounted for Gas	107,796	23
24	**TOTAL DISPOSITIONS (Items 12 thru 23)**	61,865,892	24

NOTE: Ln. 10, Col. (b) must equal Ln. 24, Col. (b)

Explanations:

Company: Unit Transmission Company *Report Type:* (X) *Original or* ( ) *Amended* *Report Year:* 2002

GAS TRANSPORTATION PROPERTY

If engaged in gathering and/or transportation of natural gas, describe on this sheet all additions to, and retirements from pipelines as reported in last year's Annual Report. If this is the first Annual Report for this utility show all pipelines operated in Texas under additions. **This does not include distribution system mains and services.**

73	Total miles of pipeline reported in last year's Annual Report
5	Additions during the year
	Retirements during the year
78	TOTAL MILES OF PIPELINE IN SERVICE AT YEAR END

SYSTEM MAP (S)

Reminder: Maps of your gathering and transmission systems are required to be on file with the Commission.

Company: Unit Transmission Company *Report Type:* (X) Original or ( ) Amended *Report Year:* 2002

FOOTNOTE DATA

Line No.	Page No. (a)	Row No. (b)	Column (c)	Comments (d)			Line No.
1	24			Total Gross Receipts (P. 24, Ln 1, Col. (f)		182,314,296	1
2				Less:			2
3				P. 30, Ln 16, Col (e)	-		3
4				P. 31, Ln 14, Col. (e)	182,083,364		4
5				P. 32 Ln. 13, Col (f)	230,932		5
6				P. 33, Ln. 10 Col. (b)	83,266		6
7				Sub total		182,397,562	7
8							8
9				Difference:			9
10				Over/Under Recovery of Gas Costs			10
11				(P. 33, Ln. 10, Col. (b)		83,266	11
12							12
13							13
14							14
15							15
16							16
17							17
18							18
19							19
20							20
21							21
22							22


UNIT GAS
IN
TEXAS
Gulf of Mex
COAHUILA
HUAHUA
NUEVO
LEON
North Area
Galveston Area

Read Carefully Instructions Relative to Each Schedule

Exhibit E-6

ANNUAL REPORT

OF THE

NAME CenterPoint Energy Arkla, A Division of CenterPoint Energy Resources Corp.
(Here show in full the exact corporate, firm or individual name of the respondent)

LOCATED AT 401 West Capitol, Suite 102 Little Rock, AR 72201
(Here give the location, including street and number of the respondent's main business office within the State)

TO THE

ARKANSAS PUBLIC SERVICE COMMISSION



COVERING ALL OPERATIONS

FOR THE YEAR ENDING DECEMBER 31st, 2002

DO NOT ROLL OR FOLD

LETTER OF TRANSMITTAL

To: Arkansas Public Service Commission
Post Office Box C-400
Little Rock, Arkansas 72203

Submitted herewith is the annual report covering the operation of CenterPoint Energy Arkla, A Division of CenterPoint Energy Resources Corp. (Company) of Houston, Texas (Location) for the year ending December 31, 2002. This report is submitted in accordance with Section 51 of Act 324 of the 1935 Acts of Arkansas.

The following report has been carefully examined by me and I have executed the verification given below.

Charlene Thomas
(Signature)

Director of Financial Accounting & Reporting
(Title)

* * * * * * * * * * * *

VERIFICATION

STATE OF Texas)
) ss.
COUNTY OF Harris)

I, the undersigned, Charlene Thomas, Director of Financial Accounting & Reporting (Name and Title) of the CenterPoint Energy Arkla, A Division of CenterPoint Energy Resources Corp. (Company), on my oath do say that the following report has been prepared under my direction from the original books, papers, and records of said utility; that I have carefully examined the same, and declare the same a complete and correct statement of the business and affairs of said utility in respect to each and every matter and thing set forth, to the best of my knowledge, information, and belief; and I further say that no deductions were made before stating the gross revenues, and that accounts and figures contained in the foregoing statements embrace all of the financial transactions for the period in this report.

Charlene Thomas
(Signature)

Subscribed and sworn to before me this 4th
day of April
My Commission Expires 10/16/2004

MARY ETTA GAUT
Notary Public, State of Texas
My Commission Expires 10/16/2004

Mary Etta Gaut
(Signature of Notary)

GENERAL INSTRUCTIONS, DEFINITIONS, ETC.

1. Two (2) copies of this report, properly filled out and verified shall be filed with the Utility Division of the Arkansas Public Service Commission, Little Rock, Arkansas, on or before the 31st day of March following the close of the calendar year for which the report is made.

2. This form of annual report is prepared in conformity with the Uniform System of Accounts for Public Utilities prescribed by the Public Service Commission and all accounting words and phrases are to be interpreted in accordance with said classification.

3. The word "respondent" in the following inquires means the person, firm, association or company in whose behalf the report is made.

4. Instructions should be carefully observed, and each question should be answered fully and accurately. Where the word "none" truly and completely states the fact, it should be given to any particular inquiry.

5. If any schedule does not apply to the respondent, such fact should be shown on the schedule by the words "not applicable".

6. Except in cases where they are especially authorized, cancellations, arbitrary check marks, and the like must not be used either as partial or entire answers to inquires.

7. Reports should be made out by means which result in a permanent record. The copy in all cases shall be made out in permanent black ink or with permanent black typewriter ribbon. Entries of a contrary or opposite character (such as decreases reported in a column providing for both increases and decreases) should be shown in red ink or enclosed in parentheses.

8. Each report shall be bound in permanent form before returning to the Commission. Binding with clips is not sufficient.

9. Answers to inquires contained in the following forms must be complete. No answer will be accepted as satisfactory which attempts by reference to any paper, document, or return of previous years or other reports, other than the present report, to make the paper or document or portion thereof thus referred to a part of the answer without setting it out. Each report must be complete within itself.

10. In cases where the schedules provided in this report do not contain sufficient space for the information called for, or if it is otherwise necessary or desirable, additional statements or schedules may be inserted for the prupose of further explanation of accounts or schedules. They should be legibly made on paper of durable quality and should conform with this form in size of page and width of margin. This also applies to all special or unusual entries not provided for in this form. Where information called for herein is not given, state fully the reason for its omission.

11. Each respondent is required to send in connection with its report to this Commission's Utilities Division, one (1) copy of its latest annual report to stockholders.

12. Schedules supporting the revenue accounts and furnishing statistics should be so arranged as to effect a division in the operations as to those inside and outside the state.

13. Answers to all inquires may be in even dollar figures, with the cents omitted and with agreeing totals.

14. Each respondent should make its report in duplicate, retaining one copy for its files for reference, in case correspondence with regard to such report becomes necessary. For this reason, several copies of the accompanying forms are sent to each utility company concerned.

Give the name, title, office address, and telephone number of the person to whom any correspondence concerning this report should be addressed:

Name: Walter L. Fitzgerald   Title: Vice President/Controller - CenterPoint Energy, Inc.

Address: PO Box 1700, Houston, TX 77251-1700

Telephone Number: (713) 207-7425

Give the name, address, and telephone number of the resident agent:

Name: Kathleen D. Alexander   Telephone No.: (501) 377-4858

Address: 401 West Capitol Avenue, Suite 102   Little Rock, AR 72201

IDENTITY OF RESPONDENT

1. Give the exact name by which respondent was known in law at the close of the year. Use the initial word "The" only when it is part of the name:

CenterPoint Energy Arkla, A Division of CenterPoint Energy Resources Corp.

2. Give the location (including street and number) of (a) the main Arkansas business office of respondent at the close of the year, and (b) if respondent is a foreign corporation, the main business office if not this state:

(a) CenterPoint Energy Arkla
401 West Capitol Avenue, Suite 102
Little Rock, AR 72201

(b) 1111 Louisiana Ave.
Houston, Texas 77002

3. Indicate by an X in the proper space (a) the type of service rendered, and (b) the type of organization under which the respondent was operating at the end of the year:

(a) ( ) Electric, (x) Gas, ( ) Water, ( ) Telephone, ( ) Other
(b) ( ) Proprietorship, ( ) Partnership, ( ) Joint Stock Association
( ) Corporation, (x) Other (describe below):

CenterPoint Energy Arkla is a division of CenterPoint Energy Resources Corp.

4. If respondent is not a corporation, give (a) date or organization, and (b) name of the proprietor or the names of all partners, and the extent of their respective interest at the close of the year:

As part of the corporate restructing of Reliant Energy Incorporated, CenterPoint Energy, Inc., a public utility holding company, was created on August 31, 2002. Reliant Energy Resources Corp. referred to question #6 below, being an indirect wholly owned subsidiary of CenterPoint Energy Inc. changed its name to Centerpoint Energy Resources Corp. Please see attached.

5. If a corporation, indicate (a) in which state respondent is incorporated, (b) date of incorporation and (c) designation of the general law under which respondent was incorporated, or, if under special charter, the date of passage of the act:

N/A

6. State whether or not respondent during the year conducted any part of its business within the State of Arkansas under a name or names other than that shown in response to inquiry No. 1 above, and, if so, give full particulars:

Reliant Energy Arkla, a division of Reliant Energy Resources Corp.

7. State whether respondent is a consolidated or merged company. If so, (a) give date and authority for each consolidation or merger, (b) name all constituent and merged companies, and (c) give like particulars as required of the respondent in inquiry No. 5 above:

N/A; however, during 1997, NorAm Energy Corp., a Delaware corporation, was reorganized as a result of its acquisition by Houston Industries Incorporated, a Texas corporation. The reorganization was approved by the Commission by Order No. 8 in Docket No. 96-286-U. Houston Industries, Inc. changed its name to Reliant Energy, Inc. on February 2, 1999.

8. State whether respondent is a reorganized company. If so, give (a) name of original corporation, (b) date of reorganization, (c) reference to the laws under which it was reorganized, and (d) state the occasion of the reorganization, whether because of foreclosure of mortgage or otherwise, giving full particulars:

N/A

Excerpted from 2002 SEC 10-K Filing of CenterPoint Energy Resources Corp.

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Background and Basis of Presentation

CenterPoint Energy Resources Corp. (CERC Corp.) formerly named Reliant Energy Resources Corp. (RERC Corp.), together with its subsidiaries (collectively, CERC), distributes natural gas, transports natural gas through its interstate pipelines and provides natural gas gathering and pipeline services. Prior to 2001, CERC provided energy services including wholesale energy trading, marketing, power origination and risk management services in North America and Western Europe. CERC Corp. is a Delaware corporation and an indirect wholly owned subsidiary of CenterPoint Energy, Inc. (CenterPoint Energy).

CERC's natural gas distribution operations (Natural Gas Distribution) are conducted by three unincorporated divisions CenterPoint Energy Entex (Entex), CenterPoint Energy Minnegasco (Minnegasco) and CenterPoint Energy Arkla (Arkla) and other non-rate regulated retail gas marketing operations. CERC's pipelines and gathering operations (Pipelines and Gathering) are primarily conducted by two wholly owned pipeline subsidiaries, CenterPoint Energy Gas Transmission Company (CEGT) and CenterPoint Energy-Mississippi River Transmission Corporation (MRT), and a wholly owned gas gathering subsidiary, CenterPoint Energy Field Services, Inc. (CEFS). CERC's principal operations are located in Arkansas, Louisiana, Minnesota, Mississippi, Missouri, Oklahoma and Texas.

Wholesale energy trading, marketing, power origination and risk management activities in North America were conducted primarily by Reliant Energy Services, Inc. (Reliant Energy Services), a wholly owned subsidiary of CERC prior to January 1, 2001. European energy trading and marketing activities were conducted by Reliant Energy Europe Trading & Marketing, Inc. (RE Europe Trading), an indirect wholly owned subsidiary of CERC Corp. prior to January 1, 2001. See Note 2 regarding the Restructuring.

2. The Restructuring

Reliant Energy, Incorporated (Reliant Energy) completed the separation of the generation, transmission and distribution, and retail sales functions of Reliant Energy's Texas electric operations pursuant to the following steps, which occurred on August 31, 2002 (the Restructuring):

- CenterPoint Energy became the holding company for the Reliant Energy group of companies;
- Reliant Energy and its subsidiaries, including CERC, became subsidiaries of CenterPoint Energy; and
- each share of Reliant Energy common stock was converted into one share of CenterPoint Energy common stock.

After the Restructuring, CenterPoint Energy distributed to its shareholders the shares of common stock of Reliant Resources, Inc. (Reliant Resources) that it owned (the Distribution) in a tax-free transaction.

Contemporaneous with the Restructuring, CenterPoint Energy registered and became subject, with its subsidiaries, to regulation as a registered holding company system under the Public Utility Holding Company Act of 1935 (1935 Act). The 1935 Act directs the Securities and Exchange Commission (SEC) to regulate, among other things, transactions among affiliates, sales or acquisitions of assets, issuances of securities, distributions and permitted lines of business. Prior to the Restructuring, CenterPoint Energy and Reliant Energy obtained an order from the SEC that authorized the Restructuring transactions, including the Distribution, and granted CenterPoint Energy certain authority with respect to system financing, dividends and other matters. The financing authority granted by that order will expire on June 30, 2003, and CenterPoint Energy must obtain a further order from the SEC under the 1935 Act, related, among other things, to the financing activities of CenterPoint Energy and its subsidiaries subsequent to June 30, 2003.

9. Was respondent subject to a receivership or other trust at any time during the year? No
If so, state

(a) Name of receiver or trustee: ____

(b) Name of beneficiary or beneficiaries for whom trust was maintained: ____

(c) Purpose of the trust: ____

(d) Give (1) date of creation of receivership or other trust, and (2) date of acquisition of respondent: ____

(e) Authority by which such receivership or trust was created: ____

Did the respondent act in any of the capacities listed in Paragraph (a) below during the past year? No If so,

(a) Indicate the applicable one by an X in the proper space:

( ) Guarantor, ( ) Surety, ( ) Principal - obligor to a surety contract,

( ) Principal - obligor to a guaranty contract.

(b) Insert a statement showing the character, extent, and terms of the primary agreement or obligation, including (1) names of all parties involved, (2) extent of liability of respondent, whether contingent or actual, (3) extent of liabilities of the other parties, whether contingent or actual, and (4) security taken or offered by respondent.

DIRECTORS AND COMPENSATION

Give the name and office addresses of all directors at the close of the year, and dates of beginning and expiration of terms. Chairman (*) and Secretary (**) marked by astericks.

Item No.	Name of Director	Office Address	Date of Term		Compensation
			Beginning	End	
	N/A				

PRINCIPAL OFFICERS AND KEY MANAGEMENT PERSONNEL

Give the title of the principal officers, managers and key personnel, the names and office addresses of persons holding such positions at the close of the year, and the annual salary of each.

Item No.	Title	Name of person holding office at close of year	Office Address	Annual Salary
	Note: Information sent under separate cover due to the confidential nature of this data.			
	TOTAL			

VOTING POWERS AND ELECTIONS

1. Did any corporation or corporations hold control over respondent at the close of the year? Yes
If control was so held, state:
   - (a) The form of control, whether sole or joint: Sole
   - (b) The name of controlling corporation or corporations: CenterPoint Energy Resources Corp
   - (c) The manner in which control was established: Merger
   - (d) The extent of the control: 100%
   - (e) Whether control was direct or indirect: Direct
   - (f) The name of the intermediary through which control, if indirect, was established: N/A

2. Has any class or issue of securities any special privileges in the selection of directors, trustees, or managers, or in the determination of corporate action by any method? No If so, describe fully each such class or issue, and give a brief statement showing clearly the character and extent of such privileges:

3. Give the date of the latest closing of the stock-book, and the total number of stockholders at the date of such closing:

4. In the schedule below show the particulars called for concerning the stockholders of respondent who, at the date of the latest closing of the stock-book of respondent prior to the actual filing of this report, had the twenty highest voting powers of the respondent. If any such holder held in trust, attach a statement showing the beneficial owners. If the stock-book was not closed within the year, show twenty such stockholders as of the close of the year. In the space provided, show total shares and votes of all stockholders.

Item No.	Name of Stockholder	Address	No. of shares held	No. of Voting Shares	Other vote empowered securities
	N/A				
	Total listed above				
	Total all stockholders				

VOTING POWERS AND ELECTIONS (Cont.)

5. State the total number of votes represented and voted at the last general meeting for the election of directors of the respondent: N/A votes cast.

6. Give the date and place of such meeting: N/A

7. Give the names of each of the persons who cast the five highest number of votes. give also the number of votes cast in his own behalf and the number of votes cast by proxy.

Item No.	Name of Voter	Total	On account of shares held	As proxy for others	Remarks

REMARKS

(This space may be used for remarks on inquiries on any of the preceding pages.)

COMPARATIVE BALANCE SHEET - GAS (MAJOR ACCOUNTS)

Acct. No.	ASSETS AND OTHER DEBITS (continued)	Ref. Page	Prior Year 2001	Current Year 2002
	I. Utility Plant			
101	Gas plant in service	G-8	857,634,492	866,413,242
101.1	Property under capital leases	G-8		
102	Gas plant purchased or sold	G-8		
103	Experimental gas plant unclassified	G-8		
104	Gas plant leased to others	G-8		
105 & .1	Gas plant & production properties held for future use	G-8		
106	Completed construction not classified - Gas	G-8	0	0
107	Construction work in progress - Gas	G-8	17,571,076	20,512,489
108 & 11	Accum. prov. for depreciation, amortiz. & depletion of gas utility plant	G-22	(397,319,419)	(411,390,353)
114	Gas plant acquisition adjustments	G-8	1,038,109	1,038,109
115	Accum. prov. for amortization of gas plant acquisition adjustments	G-22	(319,341)	(388,550)
116	Other gas plant adjustments	G-8		
117	Gas stored underground - noncurrent	G-8		
118	Other utility plant	G-8		
119	Accum. prov. for depreciation & amortization of other utility plant	G-22		
	Total Net Utility Plant		478,604,917	476,184,937
	II. Other Property and Investments			
121	Nonutility property	G-15	0	0
122	Accum. prov. for depreciation & amortization of nonutility property	G-15	0	0
123 & .1	Investment in assoc. & subsid. companies	G-15	0	0
124	Other investments	G-15	0	0
125-6-8	Sinking funds, Depreciation funds & Other special funds	G-15	0	0
	Total		0	0
	III Current and Accrued Assets			
131	Cash		3,510,243	7,001,694
132-134	Interest special deposits, Dividend & other special deposits			
135	Working fund		53,832	48,971
136	Temporary cash investments			
141	Notes receivable			13,893,047
142	Customer accounts receivable		51,205,934	4,349,142
143	Other accounts receivable		3,263,162	1,955,042
144	Accum. prov. for uncollectible accts. - Cr.	G-22	(7,534,823)	(580,221)
145-146	Notes & Accts. receiv. from assoc. cos.		18,357,639	49,211,099
151-152	Fuel stock; Fuel stk. exps. undistributed			
153	Residuals and extracted products			
154	Plant materials & operating supplies		4,889,729	3,591,582
155-156	Merchandise; Other materials & supplies		86,379	47,316

(continued on Next Page)

COMPARATIVE BALANCE SHEET - GAS (MAJOR ACCOUNTS)

Acct. No.	ASSETS AND OTHER DEBITS (continued)	Ref. Page	Prior Year 2001	Current Year 2002
	III. Current and Accrued Assets (continued)			
163	Stores expense undistributed		0	966
164.1, .2 & .3	Gas stored undergrd. - Current; LNG stored and LNG held for processing		68,982,003	0 60,197,256
165	Prepayments		1,056,714	930,590
166 - 174	Other Current and accrued assets		81,075,633	65,894,109
	Total		224,946,445	206,540,593
	IV. Deferred Debits			
181	Unamortized debt expense	G-16	1,065,755	765,817
182.1	Extraordinary property losses	G-16		
182.2	Unrecovered plant & regulatory study costs			
182.3	Other Regulatory Assets		5,294,382	(40,109)
183.1, .2	Preliminary nat. gas & other preliminary survey & investigation charges		0	0
184	Clearing accounts		1,863,292	1,002,968
185-192.2	Other deferred debits		56,743,890	6,927,942
	Total		64,967,319	8,656,618
	TOTAL ASSETS AND OTHER DEBITS		768,518,681	691,382,148

COMPARATIVE BALANCE SHEET - GAS (MAJOR ACCOUNTS)

Acct. No.	LIABILITIES AND OTHER CREDITS	Ref. Page	Previous Year 2001	Current Year 2002
	V. Proprietary Capital			
201	Common Stock issued			
202	Common stock subscribed	G-17		
203	Common stock liability for conversion			
204	Preferred stock issued			
205	Preferred stock subscribed			
206	Preferred stock liability for conversion			
207	Premium on capital stock	G-17		
208	Donations received from stockholders			
209	Reduction in par or stated value of capital stock			
210	Gain on resale or cancellation of reacquired capital stock			
211	Miscellaneous paid-in capital	G-23A		
212	Installments received on capital stock			
213	Discount on capital stock			
214	Capital stock expense			
215	Appropriated retained earnings			
216 & 216.1	Unappropriated retained earnings and Unappropriated undistributed subsidiary earnings	G-23A	184,552,141	173,157,256
217	Reacquired capital stock	G-17		
	Total		184,552,141	173,157,256
	VI. Long-Term Debt			
221	Bonds	G-18		
222	Reacquired bonds	G-18		
223	Advances from associated companies	G-18	181,136,532	181,136,532
224	Other long-term debt	G-18		
225-226	Unamortized premium & discount on long term debt (net)			
	Total		181,136,532	181,136,532
	VII. Other Noncurrent Liabilities			
227	Obligations under capital leases - noncurrent			
228.1 - .4	Accum. prov. for property insurance, for injuries & damages, for pension & benefits; accum. miscellaneous operating provisions		0	0
229	Accum. provision for rate refunds			
	Total		0	0
	VIII. Current and Accrued Liabilities			
231	Notes payable	G-18	0	0
232	Accounts payable		18,365,485	44,065,292
233	Notes payable to associated companies	G-18	171,510,958	110,068,007

(continued on Next Page)

COMPARATIVE BALANCE SHEET - GAS (MAJOR ACCOUNTS)

Acct. No.	LIABILITIES AND OTHER CREDITS (continued)	Ref. Page	Previous Year 2001	Current Year 2002
	VIII. Current and Accrued Liabilities (continued)			
234	Accts. payable to associated companies	G-19	50,380,585	43,656,380
235	Customer deposits	G-20	14,238,089	15,714,147
236	Taxes accrued	G-19	18,107,934	8,100,111
237	Interest accrued	G-19	507,955	588,910
238	Dividends declared			
239	Matured long-term debt			
240	Matured interest			
241	Tax collections payable	G-19	4,470,020	5,541,909
242	Misc. current and accrued liabilities	G-19	10,523,417	15,744,055
243	Obligations under capital lease-current			
	Total		288,104,443	243,478,811
	IX. Deferred Credits			
252	Customer advances for construction	G-20	546,709	647,335
253	Other deferred credits	G-20	37,098,449	32,812,232
255	Accum. deferred investment tax credits	G-21	0	0
256	Deferred gains from disposition of utility plant		0	0
257	Unamortized gain on reacquired debt			
281	Accum. def. inc. taxes - Accelerated amortization property	G-21		
282	Accum. def. inc. taxes - Other property	G-21	72,916,940	63,056,374
283	Accum. deferred income taxes - Other	G-21	4,163,467	(2,906,392)
	Total		114,725,565	93,609,549
	TOTAL LIABILITIES AND OTHER CREDITS		768,518,681	691,382,148

Line No.	Acct. No.	UTILITY PLANT - - SYSTEM	Ref. Page	Balance at Beg of Year 2002	Additions	Retirements	Adjustments	Balance at End of Year 2002
1.	101	Gas Plant in Service	G-6,8	857,634,492	46,263,200	(4,526,101)	(32,958,349)	866,413,242
2.	101.1	Property Under Capital Leases	G-6	0				0
3.	102	Gas Plant Purchased or Sold	G-6	0				0
4.	103	Experimental Gas Plant Unclassified	G-6	0				0
5.	104	Gas Plant Leased to Others	G-6	0				0
6.	105	Gas Plant Held for Future Use	G-6	0				0
7.	105.1	Production Properties Held for Future Use	G-6	0				0
8.	106	Completed Construction Not Classified	G-6	0				0
9	107	Construction Work in Progress - - Gas	G-6	17,571,075	2,992,754	(54,698)	3,358	20,512,489
10.	114	Gas Plant Acquisition Adjustments	G-6	1,038,109				1,038,109
11.		Sub-Total		876,243,676	49,255,954	(4,580,799)	(32,954,991)	887,963,840
12.	116	Other Gas Plant Adjustments	G-6	0				
13.	117	Gas Stored Underground - - Noncurrent	G-6	0				
14.	118	Other Utility Plant	G-6	0				
15.		Total		876,243,676	49,255,954	(4,580,799)	(32,954,991)	887,963,840

Line No.	Line No.	UTILITY PLANT - - ARKANSAS		Balance at Beg of Year 02	Additions	Retirements	Adjustments	Balance at End of Year 02
1.	101	Gas Plant in Service	G-6,8	521,495,700	34,635,024	(4,912,995)	2,829,008	554,046,737
2.	101.1	Property Under Capital Leases	G-6	0				0
3.	102	Gas Plant Purchased or Sold	G-6	0				0
4.	103	Experimental Gas Plant Unclassified	G-6	0				0
5.	104	Gas Plant Leased to Others	G-6	0				0
6.	105	Gas Plant Held for Future Use	G-6	0				0
7.	105.1	Production Properties H[illegible] Future Use	G-6	0				0
8.	106	Completed Construction Not Classified	G-6	0				0
9.	107	Construction Work in Progress - - Gas	G-6	13,469,187	3,791,296	0	0	17,260,483
10.	114	Gas Plant Acquisition Adjustments	G-6	830,888				830,888
11.		Sub-Total		535,795,775	38,426,320	(4,912,995)	2,829,008	572,138,108
12.	116	Other Gas Plant Adjustments	G-6					
13.	117	Gas Stored Underground - - Noncurrent	G-6					
14.	118	Other Utility Plant	G-6					
15.		Total		535,795,775	38,426,320	(4,912,995)	[illegible],829,008	572,138,108

Note: Information for Gas Utility Plant in Service reflects allocated company assets for General and Arkla Services.

GAS PLANT IN SERVICE

Acct. No.	Account	Ref. Page	Balance at Beginning of Year 2002	Additions	Retirements	Adjustments	Balance at End of Year 2002
	I. INTANGIBLE PLANT						
301	Organization		0	0	0	0	0
302	Franchises and consents		137,343				137,343
303	Miscellaneous intangible plant		19,992,537	2,270,027	(574,459)	656,581	22,344,686
	Total		20,129,880	2,270,027	(574,459)	656,581	22,482,029
	II. PRODUCTION PLANT						
	Natural Gas Production Plant						
	A. Natural Gas Prod. & Gath. Plant						
325.1	Producing lands, leaseholds, gas rights,		0				0
-.5	R/W & other land & rights		0				0
326	Gas well structures		0				0
327	Field compressor station structures		0				0
328	Field measuring & reg. sta. structures		0				0
329	Other structures		0				0
330	Producing gas wells -- Well const.		0				0
331	Producing gas wells -- Well equip.		0				0
332	Field Lines		0				0
333	Field compressor station equip.		0				0
334	Field measuring & reg. sta. equip.		0				0
335	Drilling and cleaning equipment		0				0
336	Purification equipment		0				0
337	Other equipment		0				0
338	Unsuccessful exploration & develop. costs		0				0
	B. Products Extraction Plant						
340	Land and land rights		0				0
341	Structures & improvements		0				0
342	Extraction & refining equipment		0				0
343	Pipe lines		0				0
344	Extracted products stg. equipment		0				0
345	Compressor equipment		0				0
346	Gas measuring & regulating equipment		0				0
347	Other equipment		0				0
	Total		0	0	0	0	0

GAS PLANT IN SERVICE (Continued)

Acct. No.	Account	Ref. Page	Balance at Beginning of Year 2002	Additions	Retirements	Adjustments	Balance at End of Year 2002
	III. NATURAL GAS STORAGE & PROCESSING PLANT						
	A. Underground Storage Plant		N/A				
350.1 - .2	Land and rights-of-way						
351	Structures & improvements						
352	Wells						
352.1 - .3	Storage leaseholds & rights, reservoirs & nonrecov. nat. gas						
353	Lines						
354	Compressor station equipment						
355	Measuring & regulating equipment						
356	Purification equipment						
357	Other equipment						
	B. Other Storage Plant						
360	Land and land rights						
361	Structures and improvements						
362	Gas holders						
363	Purification equipment						
363.1 - .5	Liquefaction, vaporizing, compressor, measuring & regulating, & other equipment						
	C. Base Load Liquefied Natural Gas Terminaling and Processing Plant						
364.1 - .8	Land & land rights, structures & improvements, LNG processing term., transportation, measuring & reg. equip., compressor sta., communication & other equipment						
	Total						
	IV. TRANSMISSION PLANT						
365.1 - .2	Land and land rights, right-of-way						
366	Structures & improvements						
367	Mains						
368	Compressor station equipment						
369	Measuring & reg. station equipment						
370	Communication equipment						
371	Other equipment						
	Total						

Note: Information for Gas Utility Plant in Service reflects allocated company assets for General and Arkla Services.

GAS PLANT IN SERVICE (Continued)

Acct. No.	Account	Ref. Page	Balance at Beginning of Year 2002	Additions	Retirements	Adjustments	Balance at End of Year 2002
	V. DISTRIBUTION PLANT						
374	Land & land rights		3,360,884	27,703	(67,268)	0	3,321,319
375	Structures & improvements		8,902,256	1,762,013		(1,443,679)	9,220,590
376	Mains		227,356,587	11,528,775	(1,168,816)	(6,561)	237,709,985
377	Compressor Station Equipment		0		0		0
378	Measuring & reg. sta. equip - General		5,222,813	493,703	(22,248)	11,241	5,705,509
379	Measuring & reg. sta equip.-City		1,799,439	9,344	(245)	6,561	1,815,099
	gate check stations		0		0	0	0
380	Services		148,814,812	14,403,688	(1,408,868)	(3,001)	161,806,631
381	Meters		28,664,236	1,037,899	(942,947)	1,616,607	30,375,795
382	Meter installations		21,334,177	630,558	(437,916)	364,326	21,891,145
383	House regulators		11,473,609	438,182	(290,228)	999,708	12,621,271
384	House regulator installations		0				0
385	Industrial measuring & reg. sta. equip.		336,891				336,891
386	Other prop. on customers' premises		0				0
387	Other equipment		335,058			362	335,420
	Total		457,600,762	30,331,865	(4,338,536)	1,545,564	485,139,655
	VI. GENERAL PLANT						
389	Land & land rights		171,823			6,275	178,098
390	Structures & improvements		13,069,205	580,665		475,014	14,124,884
391	Office furniture & equipment		4,832,579	410,443		110,908	5,353,930
392	Transportation equipment		8,809,688	823,899		2,654	9,636,241
393	Stores equipment		0				0
394	Tools, shop & garage equipment		6,705,932	208,795		5,424	6,920,151
395	Laboratory equipment		0				0
396	Power operated equipment		3,665,729	6,227			3,671,956
397	Communication equipment		6,022,564	3,103		23,072	6,048,739
398	Miscellaneous equipment		487,538			3,516	491,054
399	Other tangible property		0				0
	Total		43,765,058	2,033,132	0	626,863	46,425,053
	TOTAL GAS PLANT IN SERVICE	G-6 G-8	521,495,700	34,635,024	(4,912,995)	2,829,008	554,046,737

ACCUMULATED DEPRECIATION -- PLANT IN SERVICE

Acct. No.	Account	Ref. Page	Depr. Rate	Balance at Beginning of Year 2002	Additions	Retirements	Adjustments	Balance at End of Year 2002
	I. INTANGIBLE PLANT							
301	Organization			0				0
302	Franchises and consents			110,530	13,054		(67)	123,517
303	Miscellaneous intangible plant			4,258,[illegible]	1,764,894	(172,338)	698,038	6,548,951
	Total			4,368,887	1,777,948	(172,338)	697,971	6,672,468
	II. PRODUCTION PLANT							
	Natural Gas Production Plant							
	A. Natural Gas Prod. & Gath. Plant							
325.1-	Producing lands, leaseholds, gas rights,		0					0
.5	R/W & other land & rights		0					0
326	Gas well structures		0					0
327	Field compressor station structures		0					0
328	Field measuring & reg. sta. structures		0					0
329	Other structures		0					0
330	Producing gas wells -- Well const.		0					0
331	Producing gas wells -- Well equip.		0					0
332	Field lines		0					0
333	Field compressor station equip.		0					0
334	Field measuring & reg. sta. equip		0					0
335	Drilling and cleaning equipment		0					0
336	Purification equipment		0					0
337	Other equipment		0					0
338	Unsuccessful exploration & develop. costs		0					0
	B. Products Extraction Plant							
340	Land and land rights		0					0
341	Structures & improvements		0					0
342	Extraction & refining equipment		0					0
343	Pipe lines		0					0
344	Extracted products stg. equipment		0					0
345	Compressor equipment		0					0
346	Gas measuring & regulating equipment		0					0
347	Other equipment		0					0
								0
								0
								0
	Total			0	0	0	0	0

Note: Information for Gas Utility Plant in Service reflects allocated company assets for General and Arkla Services.

ACCUMULATED DEPRECIATION - PLANT IN SERVICE (Continued)

Acct. No.	Account	Ref. Page	Balance at Beginning of Year 2002	Additions	Retirements	Adjustments	Balance at End of Year 2002
	III. NATURAL GAS STORAGE & PROCESSING PLANT						
	A. Underground Storage Plant		N/A				
350.1 - .2	Land and rights-of-way						
351	Structures & improvements						
352	Wells						
352.1 - .3	Storage leaseholds & rights, reservoirs & nonrecov. nat. gas						
353	Lines						
354	Compressor station equipment						
355	Measuring & regulating equipment						
356	Purification equipment						
357	Other equipment						
	B. Other Storage Plant						
360	Land and land rights						
361	Structures and improvements						
362	Gas holders						
363	Purification equipment						
363.1 - .5	Liquefaction, vaporizing, compressor, measuring & regulating, & other equipment						
	C. Base Load Liquefied Natural Gas Terminaling and Processing Plant						
364.1 - .8	Land & land rights, structures & improvements, LNG processing term., transportation, measuring & reg. equip., compressor sta., communication & other equipment						
	Total						
	IV. TRANSMISSION PLANT						
365.1 - .2	Land and land rights, right-of-way						
366	Structures & improvements						
367	Mains						
368	Compressor station equipment						
369	Measuring & reg. station equipment						
370	Communication equipment						
371	Other equipment						
	Total						

... for Gas Utility Plant in Service reflects allocated company assets for General and Arkla Services.

ACCUMULATED DEPRECIATION - PLANT IN SERVICE (Continued)

Acct. No.	Account	Ref. Page	Balance at Beginning of Year 2002	Additions	Retirements	Adjustments	Balance at End of Year 2002
	V. DISTRIBUTION PLANT						
374	Land & land rights		467,682	44,257	(9,434)		502,505
375	Structures & improvements		4,496,279	196,045		(144,150)	4,548,174
376	Mains		105,228,166	8,526,976	(1,168,816)	(1,328,033)	111,258,293
377	Compressor Station Equipment		0				0
378	Measuring & reg. sta. equip - General		1,927,172	270,005	(22,248)	(28,082)	2,146,847
379	Measuring & reg. sta equip.-City		1,041,265	36,059	(245)	2,579	1,079,658
	gate check stations		0				0
380	Services		66,817,616	11,271,061	(1,408,720)	(6,991,743)	69,688,214
381	Meters		17,162,155	1,665,358	(942,947)	650,118	18,534,684
382	Meter installations		13,476,089	1,112,709	(437,916)	247,297	14,398,179
383	House regulators		4,597,333	667,736	(290,228)	175,375	5,150,216
384	House regulator installations		0				0
385	Industrial measuring & reg. sta. equip.		135,545	8,355			143,900
386	Other prop. on customers' premises		0				0
387	Other equipment		196,899	33,542	0	278	230,719
	Total		215,546,201	23,832,103	(4,280,554)	(7,416,361)	227,681,389
	VI. GENERAL PLANT						
389	Land & land rights		0				0
390	Structures & improvements		11,207,571	696,010		407,334	12,310,915
391	Office furniture & equipment		3,097,972	285,087		51,129	3,434,188
392	Transportation equipment		3,262,331	668,233		1,060	3,931,624
393	Stores equipment		0				0
394	Tools, shop & garage equipment		4,403,102	159,292		4,171	4,[illegible]66,565
395	Laboratory equipment		0				0
396	Power operated equipment		2,260,434	88,776			2,349,210
397	Communication equipment		2,931,426	472,391		5,681	3,409,498
398	Miscellaneous equipment		242,505	19,636		(17,212)	244,929
399	Other tangible property		0				0
	Total		27,405,341	2,389,425	0	452,163	30,246,929
	TOTAL ACCUMULATED DEPRECIATION	G-6	247,320,429	27,999,476	(4,452,892)	(6,266,227)	264,600,786

Note: Information for Gas Utility Plant in Service reflects allocated company assets for General and Arkla Services.

OTHER PROPERTY & INVESTMENTS

I. Nonutility Property (Accts. 121 and 122)

Item No.	Description	Ref Page	Beginning Balance 2002	Additions	Retirements	Ending Balance 2002
1	Non-Utility Property		0		0	0
2	Accum. prov. for depreciation & amortization of nonutility property		0	0	0	0
	Total	G-6	0	0	0	0

II. Investment in Associated & Subsidiary Companies (Accts. 123 and 123.1)

Item No.	Description	Ref. Page	Date of Investment	Effective Interest Rate	Current Year's Investment	Amount Outstanding End of Year
	N/A					
	Total	G-6				0

III. Other Investments (Acct. 124)

Item No.	Description	Ref. Page	Date of Investment	Effective Interest Rate	Current Year's Investment	Amount Outstanding End of Year
	N/A					
	Total	G-6				(

IV. Other Funds (Accts. 125, 126 and 128)

Item No.	Description	Page	Beginning Balance	Debits	Credits	Ending Balance
	N/A					
	Total	G-6				
	Total Other Property & Investments					

EXTRAORDINARY PROPERTY LOSSES

Item No.	Description	Years To Amortize	Total Amt. to Amortize Authorized by P. S. C.
	N/A		
	Total		0

AMORTIZATION OF EXTRAORDINARY PROPERTY LOSSES (Acct 182.1)

Item No.	Balance At Beginning Of Year	Ref Page	Annual Amortization				Balance at End of Year
			Approval Order #	Debit Amount	Credit		
					Acct #	Amount	
	N/A						
		G-6		0		0	0

DEBT DISCOUNT AND EXPENSE

Item No.	Description	Ref. Page	Balance at Beginning Of Year	Debits	Credits	Balance at End of Year
1	Unamortized Debt Expense - Interdept		1,065,755	457,985	757,923	765,817
	Total	G-6A	1,065,755	457,985	757,923	765,817

CAPITAL STOCK

Item No.	Kind of Stock	Ref Page	Par or Stated Value Per Share	No. of Shares Authorized	No. of Shares Outstanding End of Year	Capital Stock Outstanding End of Year ($)
	N/A					
	TOTAL	G-7				0

PREMIUM AND ASSESSMENT ON CAPITAL STOCK

Item No.	Kind of Stock	Ref. Page	Balance at Beginning Of Year	Realized During Year	Released During Year	Balance at End Of Year	Acc. Credited With Premium Written Off
	N/A						
	TOTAL						

DIVIDENDS

Item No.	Class of Stock	Ref. Page	Date Declared	Date Paid	No. of Shares	Dividend Per Share	Total Amount Paid
1	Preferred				N/A	N/A	
2	Common				N/A	N/A	
	TOTAL	G-23A					

Note:
Dividends are allocated from CenterPoint Energy Resources Corp.

REACQUIRED CAPITAL STOCK

Item No.	Kind of Stock	Ref. Page	Date Re-acquired	No. of Shares Reacquired	Cost	Par or State Value of Stc
	N/A					
		G-7				

TOTAL DEBT OUTSTANDING

I. LONG-TERM DEBT* (Acct. 221 -224)

Item No.	Description	Ref. Page	P.S.C. Approval Date	Issue Date	Maturity Date	Interest Rate	Amount Outstanding End of Year
1	Long-Term Debt - Interdepartmental	G-7	N/A	N/A	N/A	N/A	181,136,532
	TOTAL	G-7					181,136,532

II. NOTES PAYABLE TO ASSOCIATED COMPANIES (Acct. 233)

Item No.	Description	Ref. Page	Date of Issue	Date of Maturity	Interest Rate	Amount Outstanding End of Year
1	Notes Payable - CenterPoint Energy Resources Corp.	G-7	N/A	N/A	N/A	110,068,007
	TOTAL	G-7				110,068,007

III. OTHER NOTES PAYABLE (Acct. 231)

Item No.	Description	Ref. Page	Date of Issue	Date of Maturity	Interest Paid	Amount Outstanding End of Year
1	Other Notes Payable		N/A			N/A
	TOTAL	G-7				0

* All security issues require P.S.C. approval.

TOTAL DEBT OUTSTANDING 291,204,539

ACCRUED TAXES

Item No.	Kind of Tax	Ref Page	Balance at Beginning of Year 2002	Accrued During Year	Paid During Year	Adjust-ments	Balance at End of Year 2002
1	Federal Income		6,269,461	7,328,106	4,075,823	(6,978,670)	2,543,074
2	State Income		7,505,735	1,302,174	0	(7,505,735)	1,302,174
3	Other Taxes		4,332,737	6,612,826	6,624,175	(66,525)	4,254,863
4	Tax Collections						
5	Payable		4,470,020	82,760,752	81,688,863	0	5,541,909
6							
7							
8	Total	G-7A	22,577,953	98,003,858	92,388,861	(14,550,930)	13,642,020

INTEREST ACCRUED ON OTHER LIABILITIES

Item No.	Description	Ref. Page	Balance at Beginning Of Year	Debits	Credits	Balance at End of Year
1	Interest Accrued - Customer					
2	Deposits		507,955	3,725,033	3,805,988	588,910
3						
4						
5						
6						
7						
8						
9						
10		G-7A	507,955	3,725,033	3,805,988	588,910

OTHER CURRENT AND ACCRUED LIABILITIES

Item No.	Description	Ref. Page	Balance at Beginning Of Year	Debits	Credits	Balance at End of Year
1	Unrecorded Liabilities		857,053	1,156,668	4,253,920	3,954,305
2	Vacations Payable		0	3,316,626	3,316,626	0
3	Employee Life & Medical Trust		(431,531)	8,759,942	8,996,508	(194,965)
4	Other		10,097,895	101,817,734	103,704,554	11,984,715
5						
6						
7						
8	Total	G-7A	10,523,417	115,050,970	120,271,608	15,744,055

ACCOUNTS PAYABLE TO ASSOCIATED COMPANIES

Item No.	Description	Ref. Page	Balance at Beginning Of Year	Debits	Credits	Balance at End of Year
1	CenterPoint Energy Gas Transmission Co.		8,981,737	113,274,983	113,228,930	8,935,684
2	CenterPoint Energy Resources Corp.		8,732,488	119,038,543	115,291,018	4,984,963
3	CenterPoint Energy, Inc.		14,336,002	47,607,155	42,918,511	9,647,358
4	Reliant Energy Services		13,986,331	91,018,911	77,032,580	(0)
5	CenterPoint Energy Entex		833,521	18,232,925	19,593,021	2,193,617
6	CenterPoint Energy Gas Resource Corp.		43,827	36,987,018	51,658,606	14,715,415
7	CenterPoint Energy Gas Marketing Co.		1,295,131	16,125,172	17,754,154	2,924,113
8	Others		2,171,548	8,592,317	6,675,999	255,230
9	Total	G-7A	50,380,585	450,877,024	444,152,819	43,656,380

CONSUMER ADVANCES FOR CONSTRUCTION (252)

Item	Ref. Page	Amount
Balance-Beginning of Year		546,709
Additions		627,940
Refunds/Transfers:		(527,314)
Balance-End of Year	G-7A	647,335

OTHER DEFERRED CREDITS (253 & 254)

Description	Ref. Page	Balance at Beginning of Year	Debits	Credits	Balance at End of Year
Retirement Plan		0	13,621,142	13,621,142	0
Post Retirement Plan		17,116,405	21,432,687	23,750,774	19,434,492
Post Employment Plan		4,804,000	6,417,314	8,223,314	6,610,000
Regulatory Liability		4,548,635	1,047,320	249,022	3,750,337
Benefit Restoration		8,187,062	16,056,706	7,869,644	0
Other		2,442,347	4,392,514	4,967,570	3,017,403
Total		37,098,449	62,967,683	58,681,466	32,812,232

CUSTOMER DEPOSITS (235)

	Ref. Page	Amount System	Amount Arkansas
Balance Beginning of Year		14,238,089	8,976,265
Customer Deposit Activity - Net		1,476,058	3,131,553
Balance at End of Year	G-7A	15,714,147	12,107,818
Indicate Interest Expense on Customer Deposits		5,821	3,673

COMPUTATION OF INVESTMENT CREDIT

(1) Qualified Investment in New or Used Property

Type of Prop.	Life Years	Property	Cost of Basis	(3) %	Investment (Col 2 x Col 3)
		N/A			
		(2) Total Qualified Investment			
		(3) Tentative Investment			

INVESTMENT TAX CREDIT

Balance Beginning Of Year	Ref. Page	Acct. Credited	Debits	Credits	Balance End of Year
N/A					
	G-7A				

DEFERRED INCOME TAXES

Item No.	Description	Ref. Page	Beginning Balance	Debits	Credits	Balance End of Yea
1	Liberalized Depr.		72,916,940	44,562,588	34,702,022	63,056,37
2	Other		4,163,467	45,642,931	38,573,072	(2,906,3[illegible]
	Total	G-7A	77,080,407	90,205,519	73,275,094	60,149,9

ACCUMULATED RESERVES

Item No.	Depreciation Reserve	Amount System	Amount Arkansas
1	Balance at beginning of year	397,319,419	247,320,429
	CREDITS		
	Charged to:		
2	Depreciation Expense	41,934,217	27,999,476
3	Material & Supplies (Salvage)	955,608	587,008
4	Other (Specify) comm. eq & sheridan mtr shop	0	0
5	Others (Adjustments)	0	1,567,589
6	Clearing Accounts	0	0
7	(Reversal Rwip 2001)	6,791,330	6,033,327
8	Total Credits	49,681,155	36,187,400
	DEBITS		
9	Retirement of Plant	4,531,318	4,452,891
10	Removal Costs	12,304,026	10,460,076
11	Other (Specify)		
12	(Adjustments & Transfers)	13,993,304	0
13	(Rwip 2002)	4,781,573	3,994,076
14			
15	Total debits	35,610,221	18,907,043
16	Balance at end of year *	411,390,353	264,600,786

Line No.	Other Reserves	Balance at Beginning Of Year	Debits	Credits	Balance at End Of Year
1	Amortization of utility plant acquisition adjustments	319,341	69,209	0	388,550
2	Depreciation & Amortization of other property *	7,356,318	4,411,777	(945,644)	10,822,451
3	Uncollectible accounts	7,534,823	17,586,828	(24,541,430)	580,221
4	Other (Specify) Limited Term Franchises *	136,817	9,923	0	146,740
	* Reflected in Balance at End of Year				
	TOTAL	15,347,299	22,077,737	(25,487,074)	11,937,962

INCOME STATEMENT

ARKANSAS ONLY

Line No.	Description	Ref. Page		
1	Operating Revenues	G-29		406,643,912
2	Operating Expenses	G-28	392,887,374	
3	Taxes Other than Income Taxes		17,459,813	
4	Income Taxes		(3,849,082)	
5	Provisions for Deferred Income Taxes		(2,862,375)	
6	Provisions for Deferred Income Tax Credit			
7	Investment Tax Credit			
8	Revenue from Plant Leased to Others			
9	Other Utility Operating Income		0	
10	Other Utility Operating Losses and Expenses			
11	Total Operating Expense			403,635,730
12	Net Operating Income			3,008,182
	Other Income:			
13	Revenues from Merchandising		26,893	
14	Costs and Expenses of Merchandising		(7,818)	
15	Net Revenue (Expense) from Non-Utility Operations		19,075	
16	Rental Income		0	
17	Equity in Earnings of Subsidiary Companies		0	
18	Interest & Dividends		28,068	
19	Allowance for Funds Used During Construction		(78,098)	
20	Miscellaneous Non-Operating Income		(43,555)	
21	Total Other Income			(74,51(
	Other Income Deductions:			
22	Misc. Amortization		348,905	
23	Donations & Contributions and other Deductions		1,714,682	
24	Taxes on Non-Operating Income			
25	Deferred Taxes on Non-Operating Income			
26	Investment Tax Credit on Non-Utility Operations		14,964	
27	Interest on Long-Term Debt			
28	Amortization of Debt Discount & Expense		0	
29	Amortization of Premium on Debt Credit			
30	Interest on Debt to Associated Companies		12,437,636	
31	Other Interest Expense		213,015	
32	Extraordinary Income			
33	Extraordinary Deductions		0	
34	Income Tax on Extraordinary Items			
35	Total Other Deductions			14,729,2
36	Net Income			(11,795,5
37	Less: Reservation of Income			
38	Balance Transferred to Earned Surplus	G-23A		(11,795,5

CAPITAL SURPLUS

(Give below an analysis of changes in capital surplus during the year.)

Item No.	Item	Ref. Page	Debits	Credits
	Balance at beginning of year			175,361,466
1	Capital Structure Adjustments		19,523,630	19,747,095
2				
3				
4				
5				
6				
7				
8				
9				
	Balance at end of year	G-7		175,584,931

EARNED SURPLUS

1. Report in this schedule an accounting for changes in earned surplus for the year.

2. Each credit and debit during the year should be identified as to the surplus account in which included and the contra account affected shown. Minor items may be grouped by classes; however, the number of items in each group should be shown.

3. For each surplus reservation, state the purpose of the reservation, the amount and the reserve account credited. In a footnote explain the basis for determining the amount reserved, and if reservations are to be recurrent, state the number and annual amounts to be reserved as well as the total reservation eventually to be accumulated.

4. Dividend appropriations should be shown for each class and series of capital stock.

Line No.	Item	Ref. Page	Earned Surplus Account	Contra account affected	Amount
1	Balance at beginning of year				184,552,141
	Credits				
2	Net Income				(11,618,350)
3	Adjustment				223,465
4					
5					
6					
7					
	Debits				
8	Dividends - Preferred				0
9	Dividends - Common				0
10	No dividends were paid because				
11	ARKLA operated at a loss.				
12					
13					
14					
15					
16					
	Balance at end of year	G-7			173,157,256

GAS OPERATING EXPENSES (ARKANSAS ONLY)

Line No.	Acct. No.	Account	Amount
		I. NATURAL GAS PRODUCTION EXPENSES	
		A. Production and Gathering	
1	750	Operation supervision and engineering	
2	751	Production maps and records	
3	752	Gas wells expenses	
4	753	Field line expenses	
5	754	Field compressor station expenses	
6	755	Field compressor station fuel and power	
7	756	Field measuring and regulating station expenses	
8	757	Purification expenses	
9	758	Gas well royalties	
10	759	Other expenses	
11	760	Rents	
12	761	Maintenance supervision and engineering	
13	762	Maintenance of structures and improvements	
14	763	Maintenance of producing gas wells	
15	764	Maintenance of field lines	
16	765	Maintenance of field compressor station equip.	
17	766	Maintenance of field meas. & reg. sta. equip.	
18	767	Maintenance of purification equipment	
19	768	Maintenance of drilling and cleaning equipment	
20	769	Maintenance of other equipment	
		B. Products Extraction	
21	770	Operation supervision and engineering	
22	771	Operation labor	
23	772	Gas shrinkage	
24	773	Fuel	
25	774	Power	
26	775	Materials	
27	776	Operation supplies and expenses	
28	777	Gas processed by others	
29	778	Royalties on products extracted	
30	779	Marketing expenses	
31	780	Products purchased for resale	
32	781	Variation in production inventory	
33	782	Extracted products used by the utility - Credit	
34	783	Rents	
35	784	Maintenance supervision and engineering	
36	785	Maintenance of structures and improvements	
37	786	Maintenance of extraction and refining equipment	
38	787	Maintenance of pipe lines	
39	788	Maintenance of extracted products storage equip.	
40	789	Maintenance of compressor equipment	
41	790	Maintenance of gas measuring & regulating equip.	
42	791	Maintenance of other equipment	
		C. Exploration and Development	
43	795	Delay rentals	
44	796	Nonproductive well drilling	
45	797	Abandoned leases	
46	798	Other exploration	

GAS OPERATING EXPENSES (ARKANSAS ONLY) (CONTINUED)

Line No.	Acct. No.	Account	Amount
		D. Other Gas Supply Expenses	
47	800	Natural gas well head purchase	
48	800.1	Natural gas well head purchase, intraco. transfers	
49	801	Natural gas field line purchases	
50	802	Natural gas gasoline plant outlet purchases	
51	803	Natural gas transmission line purchases	166,891,385
52	804	Natural gas city gate & LNG purchases	50,703,146
53	805	Other gas purchases, purchased & incremental gas cost adjustments	40,731,102
54	806	Exchange gas	
55	807	Purchase gas expenses	
56	808.1	Gas withdrawn from storage - Debit	58,590,666
57	808.2	Gas delivered to storage - Credit	(45,323,913)
58	809.1	Withdrawals of LNG held for processing - Debit	
59	809.2	Deliveries of natural gas for processing - Credit	
60	810	Gas used from compressor station fuel - Credit	
61	811	Gas used for products extraction - Credit	
62	812	Gas used for other utility operations - Credit	
63	813	Other gas supply expenses	
64		TOTAL PRODUCTION EXPENSES	271,592,386
		II. NAT. GAS STRG., TERMINAL. & PROCESS. EXPS	
		A. Underground Storage Expenses	
65	814	Operation supervision and engineering	
66	815	Maps and records	
67	816	Wells expenses	
68	817	Lines expenses	
69	818	Compressor station expenses	
70	819	Compressor station fuel and power	
71	820	Measuring and regulating station expenses	
72	821	Purification expenses	
73	822	Exploration and development	
74	823	Gas losses	
75	824	Other expenses	
76	825	Storage well royalties	
77	826	Rents	
78	830	Maintenance supervision and engineering	
79	831	Maintenance of structures and improvements	
80	832	Maintenance of reservoirs and wells	
81	833	Maintenance of lines	
82	834	Maintenance of compressor station equipment	
83	835	Maintenance of measuring and regulating sta. equip.	
84	836	Maintenance of purification equipment	
85	837	Maintenance of other equipment	
		B. Other Storage Expenses	
86	840	Operation supervision and engineering	
87	841	Operation labor and expenses	
88	842	Rents; fuel; power; gas losses	
89	843.1	Maintenance supervision and engineering	
90	843.2	Maintenance of structures and improvements	
91	843.3	Maintenance of gas holders	

GAS OPERATING EXPENSES (ARKANSAS ONLY)

Line No.	Acct. No.	Account	Amount
92	843.4	Maintenance of purification equipment	
93	843.5	Maintenance of liquefaction equipment	
94	843.6	Maintenance of vaporizing equipment	
95	843.7	Maintenance of compressor equipment	
96	843.8	Maintenance of measuring and regulating equipment	
97	843.9	Maintenance of other equipment	
		C. LNG Terminaling & Processing Exps.	
98	844.1	Operation supervision and engineering	
99	844.2	LNG processing terminal labor and expenses	
100	844.3	Liquefaction processing labor and expenses	
101	844.4	Liquefaction transportation labor and expenses	
102	844.5	Measuring and regulating labor and expenses	
103	844.6	Compressor station labor and expenses	
104	844.7	Communication system expenses	
105	844.8	System control and load dispatching	
106	845.1 -.4	Fuel; power; rents; demurrage charges	
107	845.5	Wharfage receipts - Credits	
108	845.6	Processing liquefied or vaporized gas by others	
109	846.1	Gas losses	
110	846.2	Other expenses	
111	847.1	Maintenance supervision and engineering	
112	847.2	Maintenance of structures and improvements	
113	847.3	Maintenance of LNG process. terminal equip.	
114	847.4	Maintenance of LNG transportation equipment	
115	847.5	Maintenance of measuring and regulating equipment	
116	847.6	Maintenance of compressor station equipment	
117	847.7	Maintenance of communication equipment	
118	847.8	Maintenance of other equipment	
119		TOTAL NAT. GAS STG., TERMINAL. & PROCESS EXPS.	0
		III. TRANSMISSION EXPENSES	
120	850	Operation supervision and engineering	
121	851	System control and load dispatching	
122	852	Communication system expenses	
123	853	Compressor station labor and expenses	
124	854	Gas for compressor station fuel	
125	855	Other fuel and power for compressor stations	
126	856	Mains expenses	
127	857	Measuring and regulating station expenses	
128	858	Transmission and compression of gas by others	
129	859	Other expenses	
130	860	Rents	
131	861	Maintenance supervision and engineering	
132	862	Maintenance of structures and improvements	
133	863	Maintenance of mains	
134	864	Maintenance of compressor station equipment	
135	865	Maintenance of measuring and regulating equipment	
136	866	Maintenance of communication equipment	
137	867	Maintenance of other equipment	
138		TOTAL TRANSMISSION EXPENSES	0

GAS OPERATING EXPENSES (ARKANSAS ONLY) (CONTINUED)

Line No.	Acct. No.	Account	Amount
		DISTRIBUTION EXPENSES	
139	870	Operation supervision and engineering	2,217,305
140	871	Distribution load dispatching	271,124
141	872	Compressor station labor and expenses	(262)
142	873	Compressor station fuel and power	0
143	874	Mains and services expenses	2,117,088
144	875	Measuring and regulating sta. exps. - General	41,487
145	876	Measuring and regulating sta. exps. - Industrial	254,517
146	877	Meas. & reg. sta. exps. - City gate chk. stations	119
147	878	Meter and house regulator expenses	4,592,140
148	879	Customer installations expenses	2,067,923
149	880	Other expenses	3,214,010
150	881	Rents	194,409
151	885	Maintenance supervision and engineering	646,321
152	886	Maintenance of structures and improvements	207,105
153	887	Maintenance of mains	13,704,420
154	888	Maintenance of compressor station equipment	
155	889	Maint. of meas. & reg. sta. equip. - General	438,452
156	890	Maint. of meas. & reg. sta. equip. - Industrial	389,822
157	891	Maint. of meas. & reg. sta. equip. - City gate check stations	0
158	892	Maintenance of service	2,760,033
159	893	Maintenance of meters and house regulators	(158,817)
160	894	Maintenance of other equipment	814,647
161		TOTAL DISTRIBUTION EXPENSES	33,771,843
		V. CUSTOMER ACCOUNTS EXPENSES	
162	901	Supervision	479,528
163	902	Meter reading expenses	4,339,142
164	903	Customer records and collection expenses	11,980,764
165	904	Uncollectible accounts	3,310,724
166	905	Miscellaneous customer accounts expenses	247,744
167		TOTAL CUSTOMER ACCOUNTS EXPENSES	20,357,902
		VI. CUSTOMER SERVICE & INFORMATIONAL EXPS.	
168	907	Supervision	
169	908	Customer assistance expenses	65,416
170	909	Informational & instructional advertising exps.	0
171	910	Misc. customer service & informational exps.	179
172		TOTAL CUSTOMER SERVICE & INFORMATIONAL EXPS.	65,595
		VII. SALES EXPENSES	
173	911	Supervision	2,700
174	912	Demonstrating and selling expenses	0
175	913	Advertising expenses	661,618
176	916	Miscellaneous sales expenses	
177		TOTAL SALES EXPENSES	664,318

GAS OPERATING EXPENSES (ARKANSAS ONLY) (continued)

Line No.	Acct. No.	Account	Amount
		VIII. ADMINISTRATIVE & GENERAL EXPENSES	
178	920	Administrative and general salaries	6,560,296
179	921	Office supplies and expenses	12,819,818
180	922	Administrative expenses transferred - Credit	0
181	923	Outside services employed	2,037,548
182	924	Property insurance	69,782
183	925	Injuries and damages	2,629,301
184	926	Employee pensions and benefits	12,084,583
185	927	Franchise requirements	0
186	928	Regulatory commission expenses	(616
187	930	Miscellaneous general and administrative	(175,052
188	930.1	General advertising expenses	57
189	930.2	Miscellaneous general expenses	(208,639
190	931	Rents	674,119
191	935	Maintenance of general plant	2,042,92[illegible]
192		TOTAL ADMINISTRATIVE & GENERAL EXPENSES	38,534,119
193		TOTAL OPERATING EXPS BEFORE DEPR. & AMORT. EXPS. AND BEFORE TAXES (Total of lines 64, 119, 138, 161, 167, 172, 177 and 192)	364,986,16[illegible]
		IX. DEPRECIATION AND AMORTIZATION EXPENSES	
194	403	Depreciation expense	25,653,72
195	404.1	Amortization and depletion of producing natural gas land and land rights	
196	404.2	Amort. of underground storage land & land rights	
197	404.3	Amort. of other limited-term gas plant	1,72
198	405	Amort. of other gas plant	2,245,76
199	406	Amort. of gas plant acquisition adjustments	
200	407.1	Amort. of extraordinary property losses, unrecovered plant & regulatory study costs	
201	407.2	Amort. of conversion expenses	
202		TOTAL DEPRECIATION AND AMORTIZATION EXPENSES	27,901,2[illegible]
		TOTAL OPERATING EXPENSES BEFORE TAXES (Total of lines 193 and 202) — Ref. Page G-23 Line 2	392,887,3[illegible]

Explain any unusual items included on this schedule:

BLANK PAGE

Next page is G-29

GAS OPERATING REVENUES (Account 400) - ARKANSAS ONLY

1. Report below natural gas operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Natural gas means either natural gas unmixed or any mixture of natural and manufactured gas.
3. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The average number of customers means the average of twelve figures at the close of each month.
4. Report quantities of natural gas sold in Mcf (14.73 psia at 60 F). If billings are on a therm basis, give the Btu contents of the gas sold and the sales converted to Mcf.
5. If increases or decreases from previous year (column (c), (e) and (g)), are not derived from previously reported figures, explain any inconsistencies in a footnote.
6. Commercial and Industrial Sales. Account 481, may be classified according to the basis of classification (Small or Commercial and Large of Industrial) regularly used by the respondent if such basis of classification is not generally greater than 200,000 Mcf per year or approximately 800 Mcf per day of normal requirements (See Account 481 of the Uniform System of Accounts. Explain basis of classification in a footnote.)

Line No.	Title of Account	OPERATING REVENUES		MCF OF NATURAL GAS SOLD		AVG. NO OF NAT. GAS CUSTRS PER MO.	
	(a)	Amount for Year (b)	Amt. Ic: Previous Year (c)	Quantity for Year (d)	Quan. for Previous Yr (e)	No. for Year (f)	No. for Previous Yr. (g)
1	GAS SERVICE REVENUES						
2	480 Residential Sales	250,939,609	259,827,980	26,040,434	25,373,425	387,104	389,126
3	481 Commercial & Industrial Sales						
4	Small or (Comm). (See Instr. 6)	136,818,874	164,214,312	19,005,625	21,817,554	49,864	50,297
5	Large (or Ind.) (See Instr. 6)	See note 1	See note 1	See note 1	See note 1	See note 1	See note 1
6	482 Other Sales to Public Authorities						
7	484 Interdepartmental Sales						
8	TOTAL Sales to Ultimate Consumers	387,758,483	424,042,292	45,046,059	47,190,979	436,968	439,423
9	483 Sales for Resale						
10	TOTAL Nat. Gas Service Revenues	387,758,483	424,042,292	45,046,059	47,190,979	436,968	439,423
11	Revenues from Manufactured Gas						
12	TOTAL Gas Service Revenues	387,758,483	424,042,292	45,046,059			
13	OTHER OPERATING REVENUES						
14	485 Intracompany Transfers						
15	487 Forfeited Discounts	4,920,639	4,221,292				
16	488 Misc. Service Revenues	6,081,540	2,186,259				
17	489 Rev. from Trans. of Gas of Others	7,500,485	8,803,827				
18	490 Sales of Prod. Ext. from Nat. Gas						
19	491 Rev. from Nat. Gas Proc. by Others						
20	492 Incidental Gasoline and Oil Sales						
21	493 Rent from Gas Property						
22	494 Interdepartmental Rents						
23	495 Other Gas Revenues	382,765	4,811,410				
24	TOTAL Other Operating Revenues	18,885,429	20,022,789				
25	TOTAL Gas Operating Revenues	406,643,912	444,065,081				
26	(Less 496 Provision for Rate Refunds						
27	TOTAL Gas Operating Revenues Net of Provision for Refunds	406,643,912	444,065,081				
28	Dist. Type Sales by States (Incl. Main Line Sales to Resid. and Comm. Custrs.)	387,758,483	424,042,292	45,046,059			
29	Main Line Industrial Sales (Incl. Main Line Sales to Pub. Authorities)						
30	Sales for Resale						
31	Other sales to Pub. Auth. (Local Dist. Only)						
32	Interdepartmental Sales						
33	TOTAL (Same as Line 10 Columns (b) and (d))	387,758,483	424,042,292	45,046,059			

Note 1: The system does not report commercial and industrial separately.

GROSS ASSESSABLE REVENUES

LINE 27 TOTAL FROM THIS SCHEDULE	$406,643,912
ADD BACK LINE 26 AMT. (ACCT. 496, PROVISION FOR RATE REFUNDS)	0
LESS: CREDIT FOR RATE REFUNDS PAID THIS REPORTING YEAR	0
TOTAL GROSS ASSESSABLE REVENUES	406,643,912

Name of Company: CenterPoint Energy Arkla, A Division of CenterPoint Energy Resources Corp. Time Period: 2003-2004

FUTURE SALES, LOADS, & RESOURCES
PER DOCKET NO. U-2897
- GAS UTILITIES -

1. Provide the following information relating to transmission lines, both existing and proposed, designed to transport gas at pressures in excess of 125 pounds per square inch extending a distance of more than one (1) mile to be used to supply system demands during the next two (2) calendar years (excluding pipelines devoted solely to gathering of gas from gas wells constructed within the limits of any gas field):

Year	(a) Line Size	(b) Design Pressure	(c) Line Distance	(d) Route of Line	(e) Purpose of Line

(Continued)

(f) Cost of Line	(g) No. of Booster Stations	(h) Location of Booster Stations	Date (i) Const. Began/ Begins	Date (j) Line Was/Will Be In Service	(k) Line Ownership % Owned	(k) Line Ownership Other Owners (If Applicable)

Name of Company: CenterPoint Energy Arkla, A Division of CenterPoint Energy Resources Corp. Time Period: 2003-2004

2. Provide by consumer classes (to include residential sales, commercial sales, industrial sales, other sales to public authorities, sales for resale, interdepartmental sales) forecasts of the following for the next two (2) calendar years:

Year	(a) Customer Class	(b) Avg. No. of Customers	(c) Sales (mcf)	(d) System Peak Demand (mcf) 1)	(e) Non-Coincidental Peak Demand (mcf) 1)	(f) % Line Losses 2)
2003	Residential	399,270	27,287,591			
	Commercial	51,362	19,065,991			
	Industrial	54	3,261,521			
		450,686	49,615,103			
2004	Residential	401,216	27,439,892			
	Commercial	52.043	19,312,747			
	Industrial	54	3,261,521			
		453,313	50,014,160			
1)	Information not available					
2)	2002 lost and unaccounted for - Total System*					2.82%
	2003 lost and unaccounted for - Total System*					2.96%
	*Includes Pipeline Fuel					

Name of Company: CenterPoint Energy Arkla, A Division of CenterPoint Energy Resources Corp. Time Period: 2003-2004

3. Provide the following forecasts for the next two (2) calendar years in thousands of cubic feet (beginning preceding January 1):

Year	(a) System Peak Demand	(b) Annual System Sales	(c) Sources of Gas
2003		Total Purchases	51,918,454
2004		Total Purchases	52,337,901

Included self-owned production capacity, firm purchases identified by contract, non-firm purchases identified by contract.

Name of Company CenterPoint Energy Arkla, A Division of CenterPoint Energy Resources Corp. Time Period 2003-2004

4. Describe methodology used in forecasts in sufficient detail to allow replication by a third party. Include graphs and

Reference 2

Reference 3a & b

For each customer class, residential, commercial and industrial, natural gas usage per customer per degree day relationships were developed based on past experience. Growth relationships for each customer class along with the weather bureau's normal temperature degree day information were all assembled to determine the forcast customer requirements. One exception occurs in the case of the large industrial customers. Each year the large industrial customers are asked to supply an estimate of their natural gas requirements. These estimates are used after they have been reviewed to forecast the requirements of the large industrial customers.

CHECK LIST

COMPANY NAME CenterPoint Energy Arkla, A Division of CenterPoint Energy Resources Corp.

Instructions: In the spaces provided, please enter the appropriate amounts from the Annual Report to the APSC. Any discrepancies should be fully explained. Any differences between ending figures from last year's annual report and beginning balances in this year's annual report should be fully explained.

	Page G-6 Amount	Page G-8 Amount
Gas plant-in-service	866,413,242	866,413,242
Gas plant under capital leases		
Gas plant purchased or sold		
Experimental gas plant unclassified		
Gas plant leased to others		
Gas plant held for future use		
Prod. Prop. held for future use		
Completed construct. not classified	0	0
Construction work-in-progress	20,512,489	20,512,489
Gas plant acquisition adj.	1,038,109	1,038,109
Other gas plant adjustments	0	0
Gas stored underground-noncurrent	0	0
Other utility plant	0	0

	Page G-6 Amount	Page G-22 Amount
Accum. prov. for deprec. of gas utility plant	411,410,963	411,410,963
Accum. prov. for amort. of gas acquisition adjustment	388,550	388,550
Accum. prov. for deprec. of other utility plant		
accum. prov. for uncollectibles		

	Page G-6 Amount	Page G-15 Amount
Nonutility property	0	0
Accum. prov. depr.-nonutility prop.	0	0
Invest. in assoc. & subs. companies	0	0
Other investments	0	0
Sinking funds, deprec. funds and other special funds	0	0

	Page G-6A Amount	Page G-16 Amount
Unamortized debt expense	765,817	765,817
Extraordinary property losses	0	0

	Page G-7 Amount	Page G-17 Amount
Common stock subscribed		
Premium on capital stock	N/A	N/A
Reacquired capital stock		

	Page G-7 Amount	Page G-18 Amount
Bonds	0	
Reacquired bonds	0	
Advances from associated companies	181,136,532	181,136,532
Other long-term debt	0	
Notes payable	0	0
Notes payable to assoc. companies	110,068,007	110,068,007

	Page G-7 Amount	Page G-23A Amount
Miscellaneous paid-in capital	175,584,931	175,584,931
Unappropr. undistrib. sub. earnings	173,157,256	173,157,256

	Page G-7A Amount	Page G-19 Amount
Acct. pay. - Assoc. Companies	43,656,380	43,656,380
Taxes accrued	8,100,111	13,642,020 (1)
Interest accrued	588,910	588,910
Misc. current & accrued liabilities	15,744,055	15,744,055

	Page G-7A Amount	Page G-20 Amount
Customer deposits	15,714,147	15,714,147
Customer advances for construction	647,335	647,335
Other deferred credits	32,812,232	32,812,232

(1) The "Accrued Taxes" schedule on page G-19 includes Tax Collections Payable (241) of $ 5,541,909 in accordance to instructions.

	Page G-7A Amount	Page G-21 Amount
Accum. deferred invest. tax credit	0	0
Accum. def. inc. taxes-accel. amort	0	
Accum. def. inc. taxes-other prop	63,056,374	63,056,374
Accum def. inc. taxes-other	(2,906,392)	(2,906,392)

	Page G-8 Amount	Page G-11 Amount
Total gas plant in service	521,339,154	503,247,784 (2)

	Page G-23 Amount	Page G-23A Amount
Balance transfer. to earned surplus	(11,795,530)	173,157,256 (3)

	Page G-23 Amount	Page G-28 Amount
Operating expenses	392,887,374	392,887,374

	Page G-23 Amount	Page G-29 Amount
Operating revenues	406,643,912	406,643,912

(2) The schedule on page G-11 does not include Construction Work in Progress and Gas Plant Acquisition Adjustments ($ 18,091,371 Total).

(3) The data in "Earned Surplus" schedule is available on a Total Company basis only.